Form 10-K, Exhibit 13
period 1994-07-30
VILLAGE SUPER MARKET INC
filed 1994-10-28
CIK 103595

<PAGE 1>
Village Super Market Annual Report 1994
Village Super Market, Inc. and Subsidiaries

Contents

Letter to Shareholders   2

Selected Financial Data  3

Quarterly Financial Data 3

Management's Discussion and Analysis of
     Financial Condition and Results of Operations     4

Consolidated Balance Sheets   6

Consolidated Statements of Operations   7

Consolidated Statements of Shareholders' Equity   8

Consolidated Statements of Cash Flows   9

Notes to Consolidated Financial Statements   10

Independent Auditors' Report  16

Stock Price and Dividend Information    16

Corporate Directory Inside back cover

























<PAGE 2>
Dear Fellow Shareholders

     Fiscal 1994 was a disappointment. We suffered a net loss before an accounting change of $1,206,690, or $.42 per share. Sales decreased 2.6% to $695,070,272 due to two store closings and one less week in this fiscal year.
     A major portion of the loss was attributable to increased promotional spending, mostly coupons, in the second and third quarters. Although this spending increase was partly responsible for increased same store sales in those quarters, a larger sales increase was expected to offset the coupon costs. The sluggish economy, new competitive entries and inclement weather last winter limited the annual same store sales increase to 1.3% despite the higher promotional spending. Also contributing to the net loss for the year were lower than expected gross margins, increased fringe benefit and payroll costs and a loss on closing the Morristown store.
     We expect a slight decline in same store sales in fiscal 1995 due to current and anticipated competitive openings. Despite this, we intend to improve our performance in 1995. We are reviewing all of our business activities in an effort to reduce our cost structure and increase customer satisfaction.
     What have we done so far? We closed our Easton store in August. This is the fifth underfacilitated, unprofitable store we have closed in three years. We re-evaluated the effectiveness of our advertising and coupon programs and made adjustments where appropriate to reduce our overall promotional costs. We recently reduced our supervisory headcount. We have redeployed floor space in two stores by closing unprofitable departments and are evaluating several departments in other stores. We continue to seek more effective utilization of store hours worked to satisfy customer needs, and have seen some improvement in operating efficiencies in recent months.
     We continue to utilize our investment in technology to better satisfy customers as well as to achieve efficiencies. We completed the rollout of debit and credit card payment options at all of our ShopRite stores this year. Over 10% of our sales dollars are now paid for by customers with the convenience of a credit or debit card.
     ShopRite began using Clip Less coupons this spring. Customers need only present their free Price Plus card to receive the value of our coupons no more cutting out coupons. In addition to being more customer friendly, Clip Less coupons are more efficient for us to process.
     We are currently in the process of converting our customers' separate Price Plus and check-cashing cards to a single, more convenient Universal card. In addition to customer convenience, the new Universal card provides us with improved ability to limit the acceptance of bad checks. Ten stores have begun to use computer generated ordering, which is designed to reduce inventory levels and out of stock conditions, enhance shelf space utilization and reduce labor costs.
     We recently completed a major expansion and remodel of the Stirling store and smaller improvements at the Hillsborough and Somers Point stores. Major expansions of the Chester and Absecon stores are scheduled for fiscal 1995.
     We thank our employees for their efforts in working through our current problems and we thank our shareholders for their support.


James Sumas,                                  Perry Sumas,
Chairman of the Board                         President

<PAGE 3>

Selected Financial Data
(Dollars in thousands except per share and per sq. ft. data)

                     July 30,  July 31 , July 25,  July 27,  July 28,
For Year             1994      1993      1992      1991      1990

Sales                $695,070  $713,856  $715,059  $686,002  $681,174
Net income (loss)        (807)    1,437       487     1,908     4,294
Net income (loss)
per share                (.28)      .49       .17       .64      1.40
Cash dividends
per share
  Class A                  --       --       .075       .15       .15
  Class B                  --       --        .05       .10       .10

At year end
Total assets          134,793   141,387   145,668   141,847   132,518
Long term obligations
 including capital
 leases                36,933    39,470    45,699    40,328    38,276
Working capital
 (deficit)             (4,100)   (2,303)   (3,617)   (2,651)    6,668
Shareholders'
 equity                52,423    53,230    51,793    51,485    51,258
Book value per share    18.01     18.29     17.80     17.69     16.78
Other data
Selling square feet   845,000   874,000   930,000   881,000   835,000
Number of stores           24        25        27        27        27
Sales per average
 number of stores      28,370    27,456    26,484    25,407    25,229
Sales per average
 square foot of
 selling space            809       791       790       814       816
Capital expenditures    5,974     1,977    14,494    18,963     5,337

Unaudited Quarterly Financial Data
(Dollars in thousands except per share amounts)
                        First     Second    Third     Fourth     Fiscal
                        Quarter   Quarter   Quarter   Quarter    Year
1994
Sales                  $158,745   $176,707  $171,776  $187,842  $695,070
Gross margin             38,940     42,897    41,846    45,404   169,087
Income (loss) before
 cumulative effect
 of accounting change        16        157    (1,131)     (249)   (1,207)
Income (loss) per share
 before cumulative effect
 of accounting change        --   $    .06  $   (.39) $   (.09)  $  (.42)
Net income (loss)           416        157    (1,131)     (249)     (807)
Net income (loss)
 per share             $    .14   $    .06  $   (.39) $   (.09)  $  (.28)
1993
Sales                  $165,572   $175,053  $169,431  $203,800   $713,856
Gross margin             40,568     42,159    41,241    48,768    172,736
Net income (loss)           169      1,213       182      (127)     1,437
Net income (loss)
per share              $    .06   $    .42  $    .06  $   (.05)  $     49

<PAGE 4>

Management's Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS
The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

                                       July 30,  July 31,  July 25,
                                       1994      1993      1992

Sales                                  100.00%   100.00%   100.00%
Cost of Sales                           75.67     75.80     75.68
Gross margin                            24.33     24.20     24.32
Operating and administrative expense    22.73     22.27     22.31
Depreciation and amortization            1.26      1.22      1.22
Operating income                          .34       .71       .79
Interest (net)                            .57       .62       .69
Gain (loss) on disposal of assets        (.05)      .24       .01

Income (loss) before taxes and
cumulative effect of accounting change   (.28)%     .33%      .11%

     Sales decreased $18,786,000 in fiscal 1994. Sales decreased $13,100,000 as a result of the prior year containing 53 weeks. The sale of the Morristown and Kingston stores caused decreased sales of $13,900,000. Offsetting these declines, was a same store sales increase of 1.3%. Although same store sales increased in the middle part of the fiscal year due to increased promotional spending, the sluggish economy and new competitive entries held same store sales flat in the fourth quarter. Sales decreased $1,200,000 in fiscal 1993. The sales of the Kingston and Maplewood stores in early fiscal 1993 resulted in decreased sales of $28,400,000. A two week labor dispute at six stores reduced sales by approximately $2,300,000. These decreases were offset by an increase in sales of $13,100,000 as fiscal year 1993 contained fifty-three weeks. In addition, a full years operation of the Elizabeth store, opened in December 1991, resulted in increased sales of $16,100,000. Same store sales were flat in 1993 due to the sluggish economy and increased competition.
     Gross margin as a percentage of sales increased slightly in fiscal 1994 as a result of aggressive buying practices. High levels of sale item penetration and price competition in the marketplace prevented further increases in gross margins in fiscal 1994, and caused margins to decline in fiscal 1993.
     Operating and administrative expenses in fiscal 1994 were slightly lower due to store closings and one less week of operations but increased by .46 as a percentage of sales. Approximately half of this increase was due to higher levels of promotional spending, chiefly coupons, in the middle part of the year. Although this additional promotional spending was partially responsible for the increase in same store sales, a larger sales increase was expected in order to offset the cost of these coupons. Inclement weather contributed to the lower than expected sales and also increased snow removal costs. In addition, workers' compensation, health care and payroll costs increased. Operating and administrative expenses in fiscal 1993 were approximately the same as the prior year in both dollar and percentage of sales terms. Increased costs for health care, workers' compensation and costs associated with the labor dispute were offset by reduced supply and rental costs. Payroll costs, excluding benefits, were the same as the prior year as contractual increases under collective bargain agreements were offset by reductions in hours worked due to operating efficiencies.
     Interest expense decreased in 1994 and 1993 due to declining debt levels and lower interest rates.
     The Company continuously reviews its portfolio of stores to determine which should be improved upon and which no longer fit the Company's plans. Accordingly, the equipment and leasehold of the Morristown store was sold on October 6, 1993 for $87,000 plus the cost of inventory. A loss of $354,000 was recorded in fiscal 1994 to reflect store operations through the date of closing, the effect of the sale transaction and a reserve for estimated future rental payments due as a result of the failure of the Company's former sublessee to make required rent payments. The Easton store was closed on August 30, 1994. The Company expects to sell or lease this Company owned property during fiscal
1995. The Kingston and Maplewood stores were sold in early fiscal 1993 for net proceeds of $2,234,000, plus the cost of inventory. A gain in the amount of $1,696,000 before taxes was realized on these transactions.

<PAGE 5>

Management's Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

     Sales were not materially effected by inflation in 1994 and 1993. The Company has historically been able to pass along inflationary increases in its direct product costs through increased selling prices. However, operating and administrative costs, particularly payroll and fringe benefits, have continued to increase in recent years despite the lack of inflation in food prices. The competitive climate has prevented the Company from increasing gross margins to compensate for increased operating costs. As a result, the Company has experienced declining profitability in the last few years. A continuation of the current trend of increased price competition, higher wage and benefit costs and a sluggish economy could prevent the Company from increasing its operating margins and profitability.
LIQUIDITY AND CAPITAL RESOURCES
     Current liabilities exceeded current assets by $4,100,000, $2,303,000 and $3,617,000 at the end of fiscal 1994, 1993 and 1992, respectively. Working capital ratios at the same dates were .90, .95 and .92 to one. The Company's working capital needs are reduced by its high rate of inventory turnover
(twenty times in fiscal 1994) and because the warehousing and distribution arrangements accorded to the Company as a member of Wakefern permit it to minimize inventory levels. The Starn's stores generate greater sales during the summer months due to their location in the southern shore region of New Jersey. This seasonality serves to offset the slight decline in sales experienced during the summer months by the majority of the Company's other stores, resulting in a more level distribution of working capital requirements throughout the year.
     Capital expenditures in 1994 were $5,974,000. The major expenditure was the expansion and remodel of the Stirling store. The remainder of capital expenditures included smaller expansions of the Hillsborough and Somers Point stores. The Company has budgeted approximately $8,000,000 for capital expenditures in fiscal 1995. The major planned expenditures are the expansion and remodel of the Chester store and the beginning of the expansion of the Absecon store. The Company expects to finance these expenditures through internally generated funds and borrowing under its credit facility.
     The Company has historically financed capital expenditures through cash provided by operations supplemented by bank borrowings. Aggregate capital expenditures for the three years ended July 30, 1994 were $22,445,000. During the same period of time, net long-term borrowings decreased by $2,615,000. The ability to finance expansion through operational cash flow is reflected in the ratio of long-term debt to total capitalization, which is currently 41.3%, slightly lower than three years ago.
     On March 29, 1994 the Company replaced its expired $20,000,000 revolving/ term loan agreement with a new loan agreement with two banks. The new agreement consists of a $10,000,000 term loan and a $12,000,000 revolving loan. At July 30, 1994 the Company did not meet the interest coverage ratio required under this agreement. On October 21, 1994, the Company obtained a waiver of the covenant violation and an amendment of the loan agreement. The Company believes that it will be in compliance with these modified covenants for the remaining term of the agreement.
     At July 30, 1994, the Company did not meet a cash flow-to-fixed charge coverage ratio contained in two other debt agreements with one lender. This does not constitute an event of default. However, until this ratio is met or unless a waiver is obtained, the agreements prevent the Company from borrowing additional funds (other than the Company's revolving loan), declaring dividends and executing new leases.



<PAGE 6>

Consolidated Balance Sheets

                                     July 30,        July 31,
                                     1994             1993

                            ASSETS
CURRENT ASSETS
     Cash and cash equivalents     $    7,246,164     $  6,619,455
     Merchandise inventories           25,273,150       26,245,890
     Patronage dividend receivable      2,782,470        2,950,263
     Miscellaneous receivables          1,902,370        4,241,747
     Income taxes receivable              356,814          610,272
     Prepaid expenses                     580,124          569,015

          Total current assets         38,141,092       41,236,642

PROPERTY, EQUIPMENT AND FIXTURES,
 at cost less accumulated
 depreciation and amortization         71,413,918       74,130,867

OTHER ASSETS
 Investment in related party, at cost   9,415,874        9,054,546
     Goodwill, net                     11,137,730       11,404,010
     Other intangibles, net             3,045,001        3,298,751
     Receivables and other assets       1,639,152        2,262,478

          Total other assets           25,237,757       26,019,785

                                     $134,792,767     $141,387,294


                    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Current portion of long-term debt:
    Mortgages and notes payable    $   4,764,650     $   4,719,804
    Capitalized lease obligations        383,926           458,721
    Accounts payable to related party 23,947,383        23,400,532
    Accounts payable and accrued
    expenses                          12,330,181        14,522,163
    Deferred income taxes                814,737           438,000

          Total current liabilities   42,240,877        43,539,220

LONG-TERM DEBT, less current portion:
   Mortgages and notes payable        26,320,696        28,065,013
   Capitalized lease obligations      10,612,232        11,405,278

          Total long-term debt        36,932,928        39,470,291

DEFERRED INCOME TAXES                  3,195,595         5,147,726

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
     Preferred stock, no par value:
       Authorized 10,000,000 shares,
       none issued                          ---               ---
   Class A common stock, no par value:
       Authorized 10,000,000 shares,
       issued 1,762,800 in 1994 and
       1,758,800 in 1993             18,129,472        18,126,876
     Class B common stock, no par
      value: Authorized 10,000,000
      shares, issued and outstanding
      1,594,076 in 1994 and
      1,598,076 in 1993               1,034,679         1,037,275
     Retained earnings               39,444,219        40,250,909
     Less treasury stock, Class A,
      at cost (447,000 shares)       (6,185,003)       (6,185,003)

          Total shareholders' equity 52,423,367        53,230,057
                                   $134,792,767      $141,387,294

See notes to consolidated financial statements.

<PAGE 7>

Consolidated Statements of Operations

                                                 Years Ended
                                    July 30,      July 31,       July 25,
                                    1994          1993           1992
SALES     		                       $695,070,272   $713,856,206   $715,059,074
COST OF SALES                       525,983,044    541,120,690    541,172,839

GROSS MARGIN                        169,087,228    172,735,516    173,886,235

Operating and administrative
 expense                            157,983,230    158,943,214    159,532,355
Depreciation and amortization
 expense                              8,785,917      8,718,220      8,722,193

Operating Income                      2,318,081      5,074,082      5,631,687

Interest expense, net of interest
 income of $103,126, $27,459
 and $54,992                          3,900,248      4,404,606      4,934,046
Gain (loss) on disposal of assets      (354,523)     1,696,174        100,506

INCOME (Loss) BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE(1,936,690)    2,365,650        798,147
PROVISION (BENEFIT) FOR INCOME TAXES    (730,000)      929,000        311,000

INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE           (1,206,690)    1,436,650        487,147

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING FOR INCOME TAXES              400,000           --             --

NET INCOME (LOSS)                $      (806,690)   $1,436,650     $  487,147

NET INCOME (LOSS) PER SHARE:
INCOME (LOSS) BEFORE CUMULATIVE
EFFECT OF ACCOUNTING CHANGE      $         (.42)    $      .49     $      .17

CUMULATIVE EFFECT OF ACCOUNTING CHANGE      .14             --            --

NET INCOME (LOSS) PER SHARE      $         (.28)    $      .49     $      .17

See notes to consolidated financial statements.

<PAGE 8>

Consolidated Statements of Shareholders' Equity

                               Years Ended July 30, 1994,
                            July 31, 1993 and July 25, 1992

       No Par Value           No Par Value
       Class A,               Class B,
       Common Stock           Common Stock
                                                     Retained     Treasury
       Shares    Amount       Shares    Amount       Earnings     Stock
Balance,
July 27,
 1991  1,758,800  $18,126,876 1,598,076 $1,037,275  $38,505,399   $(6,185,003)
Net
income        _            _         _           _      487,147            _
Dividends
on common
stock
($.075 per
Class
A share and
$.05 per
Class B
share)        _            _         _           _     (178,287)           _

Balance,
July 25,
1992   1,758,800   $18,126,876  1,598,076 $1,037,275  $38,814,259 $(6,185,003)

Net
Income         _             _          _         _     1,436,650          _

Balance,
July 31,
1993   1,758,800   $18,126,876  1,598,076 $1,037,275  $40,250,909 $(6,185,003)

Net Loss      _             _          _           _     (806,690)         _

Conversion
of shares  4,000         2,596    (4,000)     (2,596)          _           _

Balance,
July 30,
1994   1,762,800   $18,129,472  1,594,076  $1,034,679  $39,444,219 $(6,185,003)


See notes to consolidated financial statements.


<PAGE 9>

Consolidated Statements of Cash Flows

                                                  Years Ended
                                 July 30, 1994  July 31, 1993  July 25, 1992
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)              $(806,690)     $1,436,650     $    487,147
   Adjustments to reconcile
   net income (loss) to net cash
   provided by operating activities:
    Cumulative effect of accounting
     change                      (400,000)              _                _
    Depreciation and
    amortization                8,785,917       8,718,220        8,722,193
    Deferred taxes               (911,000)       (138,000)        (654,000)
    Provision to value inventories
     at LIFO                      656,346         212,380         (193,762)
    (Gain) loss on disposal of
     assets                       354,523      (1,696,174)        (100,506)
    Changes in assets and liabilities:
     (Increase) decrease in
      merchandise inventories     316,394         252,033       (2,427,568)
     (Increase) decrease in
      patronage dividend
      receivables                 167,793        (29,710)          245,744
     (Increase) decrease in
      miscellaneous receivables 2,339,377       (601,755)          280,925
     (Increase) decrease in
      prepaid expenses            (11,109)      (118,037)           87,675
     (Increase) decrease in
      income taxes receivable     253,458       (610,272)                _
     (Increase) decrease in
      other assets                606,376       (265,924)          (11,870)
     Increase (decrease) in
      accounts payable to
      related party               546,851       (288,519)         (399,889)
     Increase (decrease) in
      accounts payable and
      accrued expenses         (2,191,982)       308,445          (705,254)
     (Decrease) in income
      taxes payable              (264,394)      (239,920)          (40,113)

  Net cash provided by
     operating activities       9,441,860      6,939,417         5,290,722

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures      (5,973,814)    (1,976,758)      (14,494,387)
     Investment in related party (361,328)      (542,403)         (845,486)
     Proceeds from sale of assets  87,303      2,234,309           298,800

    Net cash used in investing
    activities                 (6,247,839)      (284,852)      (15,041,073)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of
    long-term debt             14,000,000             _          9,680,270
   Principal payments of
    long-term debt            (16,567,312)    (5,359,109)       (4,369,409)
     Dividends paid                     _              _          (178,287)

 Net cash provided (used) by
  financing activities        (2,567,312)     (5,359,109)        5,132,574

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS       626,709       1,295,456        (4,617,777)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR            6,619,455       5,323,999         9,941,776

CASH AND CASH EQUIVALENTS,
  END OF YEAR                 $7,246,164      $6,619,455       $ 5,323,999








See notes to consolidated financial statements.


<PAGE 10>

Notes to Consolidated Financial Statements

NOTE 1 _ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation
     The consolidated financial statements include the accounts of Village
Super Market, Inc. and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions have been eliminated.
Fiscal year
     The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 1993 contains 53 weeks. Fiscal 1994 and 1992 contain 52 weeks.
Industry segment
     The Company consists of one operating segment, the retail sale of food and non-food products.
Reclassifications
     Certain amounts have been reclassified in the 1993 and 1992 financial statements to conform to the 1994 financial statement presentation.
Cash and cash equivalents
     Cash and cash equivalents includes interest bearing, overnight deposits with Wakefern in the amount of $5,200,000 and $4,800,000 at July 30, 1994 and July 31,1993, respectively.
Merchandise inventories
     Merchandise inventories are carried at cost, which is not in excess of market. Cost is determined as follows:
     Grocery and non-foods _ last-in, first-out (LIFO) (retail less departmental gross profit mark-up).
     Meat and all other perishables _ first-in, first-out (FIFO).
     Dairy, frozen foods and liquor _ FIFO (retail less departmental gross profit mark-up).
Property, equipment and fixtures
     Property, equipment and fixtures are recorded at cost. Interest cost incurred to finance construction is capitalized as part of such cost.
Renewals and betterments are capitalized. Maintenance and repairs are expenses as incurred.
     Depreciation is provided on a straight-line basis over estimated useful lives of thirty years for buildings, ten years for store fixtures and equipment, and three years for vehicles. Leasehold improvements are amortized over ten years. Capital leases are amortized on a straight-line basis over the shorter of the related lease term or the economic lives of the related assets.
     When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in the financial statements.
Store opening and closing costs
     All store opening costs are expensed as incurred. Provisions are made for losses resulting from store closings at the time of closing.
Leases
     Leases which meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized on a straight-line basis over the shorter of the related lease terms or the economic lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to affect constant rates of interest over the terms of the leases. Leases which do not qualify as capital leases are classified as operating leases, and related rentals are charged to expense as incurred.
Goodwill
     Goodwill arising after October 31, 1970 is being amortized over forty years. The Company does not amortize goodwill amounting to approximately $2,900,000 acquired prior to October 31, 1970 since, in management's opinion, the value of such intangibles has not diminished. Accumulated amortization of goodwill amounted to $2,274,250 and $2,007,970 at July 30, 1994 and July 31, 1993, respectively.
Other intangibles
     Other intangibles include the fair value of a favorable lease and trademarks acquired in a business acquisition. Other intangibles are being amortized over 20 years. Accumulated amortization of other intangibles amounted to $2,029,999 and $1,776,249 at July 30, 1994 and July 31, 1993, respectively.
Income taxes
     Effective August 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) which requires an asset and liability approach for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect. As permitted by SFAS 109, the Company has elected not to restate the financial statements of any prior periods.








<PAGE 11>

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 _ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Net income (loss) per share
     Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of all common shares outstanding during the periods presented which was 2,909,876 in 1994, 1993 and 1992. Stock options are not included in the calculation as their inclusion would be anti-dilutive or would not result in a material dilution of net income (loss) per share.


NOTE 2 _ INVENTORIES

     Merchandise inventories are comprised as follows:

                                   July 30,       July 31,
                                   1994           1993
     Last-in, first-out (LIFO)     $17,084,096    $17,825,707
     First-in, first-out (FIFO)      8,189,054      8,420,183

                                   $25,273,150    $26,245,890


     If the FIFO method of inventory accounting had been used rather than LIFO,
inventories would have been   $6,467,653 and $5,811,307 higher than reported in
1994 and 1993, respectively.

NOTE 3 _ PROPERTY, EQUIPMENT AND FIXTURES

     Property, equipment and fixtures are comprised as follows:

                                  July 30,         July 31,
                                  1994             1993
     Land and buildings           $42,365,651      $41,928,576
     Store fixtures and equipment  56,895,598       55,024,926
     Leasehold improvements        13,185,705       11,246,225
     Leased property under capital
      leases                       13,700,599       15,182,532
     Vehicles                         852,096          883,644
     Construction in progress         730,496          231,160

                                  127,730,145      124,497,063
Less accumulated depreciation
 and amortization                  56,316,227       50,366,196

Property, equipment and fixtures,
 net                              $71,413,918      $74,130,867

Interest cost capitalized amounted to $200,000 in 1992 (none in 1994 and 1993).

NOTE 4 _ RELATED PARTY INFORMATION
     The Company's investment in its principal supplier, Wakefern Food Corp. ("Wakefern"), which is operated on a cooperative basis for its stockholder members, is less than 20% of the outstanding shares of Wakefern. The investment is pledged as collateral for any obligations to Wakefern. In addition, this obligation is personally guaranteed by the principal shareholders of the Company. The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request the Wakefern Stockholder Agreement be terminated.
     The Company's merchandise purchases from Wakefern approximated $490,447,000, $489,658,000 and $484,516,000 during fiscal years 1994, 1993 and
1992, respectively. Wakefern distributes as a "patronage dividend" to each member a share of earnings of Wakefern in proportion to the dollar volume of business done by the member with Wakefern during the year. Patronage dividends, which are recorded as a reduction of cost of sales, amounted to approximately 1.1% of sales in 1994, 1.0% in 1993 and .9% in 1992.




<PAGE 12>

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 _ RELATED PARTY INFORMATION (continued)
     Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. As a result, the Company is required to invest approximately $1,065,000 over approximately the next four years. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.
NOTE 5 _ MORTGAGES AND NOTES PAYABLE

                                                  July 30,      July 31,
                                                  1994          1993
Term loans, interest at 8.49% payable monthly,
 principal payable in monthly installments of
 $55,555 beginning August 1, 1994 with a final
 principal payment of $5,555,556 due
 April 1, 2001                                   $10,000,000            _
Revolving credit note                              4,000,000     9,000,000
Senior unsecured notes, interest at 9.91%
 payable quarterly, due in equal annual
 installments through August 15, 1997              8,100,000    12,500,000
Mortgage note, interest at 10.19% payable
 semi-annually, due in three equal annual
 installments beginning December 1, 1997,
 collateralized by certain land and building       4,000,000     4,000,000
Notes payable, interest at prime minus 1.5%,
 payable in monthly installments through
 January 1998, collateralized by certain
 equipment                                         4,932,430     6,138,603
Other notes payable                                   52,916     1,146,214

                                                  31,085,346    32,784,817

Less current portion                               4,764,650     4,719,804

Noncurrent maturities                            $26,320,696   $28,065,013

Aggregate principal maturities of notes and mortgages as of July 30, 1994 are as follows:

     Year ending July:
     1995                 $4,764,650
     1996                  4,711,734
     1997                  8,670,067
     1998                  2,938,894
     1999                  2,000,000

     On March 29, 1994 the Company entered into a new loan agreement with two banks. The agreement consists of a $10,000,000 term loan and a $12,000,000 revolving loan. The $12,000,000 revolving loan, which can be used for any purpose except new store construction, matures March 31, 1997 and carries interest at prime plus .5%.
     At July 30, 1994 the Company did not meet the interest coverage ratio required under this agreement. However, on October 21, 1994 the covenant violation was waived and the agreement amended to lower the covenant requirements for the remainder of the agreement. In addition to interest coverage requirements, this agreement also contains restrictive covenants which, among other matters, specify total debt levels, maintenance of net worth, cash flow coverage ratios, limitation on payment of dividends and limitation of capital expenditures.
     At July 30, 1994 the Company did not meet a cash flow-to-fixed charge coverage ratio contained in two other debt agreements with one lender. This does not constitute an event of default. However, until this ratio is met or unless a waiver is obtained, the agreements prevent the Company from borrowning additional funds (other than under the Company's revolving loan), declaring dividends and executing new leases.
     Interest paid amounted to $4,095,616, $4,496,835 and $5,212,971 in 1994,
1993 and 1992, respectively.








<PAGE 13>


Notes to Consolidated Financial Statements
(Continued)

NOTE 6 _ INCOME TAXES
     Effective August 1, 1993, the Company adopted SFAS No. 109 (see note 1). The cumulative effect of adopting SFAS 109 as of August 1, 1993 was to decrease net loss by $400,000 ($.14 per share). There was no effect of the change in accounting on pretax income for the year ended July 30, 1994. The components of the provision (benefit) for income taxes are:

                               1994            1993          1992
     Federal:
       Current                 $  181,000     $  733,000     $  808,000
       Deferred                  (787,000)       (89,000)      (627,000)
     State:
       Current                         _         334,000        157,000
       Deferred                  (124,000)       (49,000)       (27,000)

                                $(730,000)    $  929,000     $  311,000

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilites and assets as of July 30, 1994 are as follows:


     Deferred tax liabilities:
     Tax over book depreciation               $5,978,030
     Patronage dividend receivable             1,118,205
     Other                                       365,064

     Total deferred tax liabilities             7,461,299

     Deferred tax assets:
     Amortization of capital leases            1,637,252
     Tax credits and loss carry forwards       1,381,647
     Other                                       432,068

     Total deferred tax assets                 3,450,967

     Net deferred tax liability               $4,010,332


     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required upon adoption and at July 30, 1994.
     The effective income tax rate differs from the statutory federal income tax rate as follows:

                                         1994      1993     1992
     Statutory federal income tax rate  (34.0%)   34.0%     34.0%
     Targeted jobs tax credit            (4.2)    (7.0)    (20.0)
     Amortization of intangibles          4.7      4.4      14.3
     State income taxes, net of federal
     tax benefit                         (4.2)     7.9      10.7

     Effective income tax rate          (37.7%)   39.3%     39.0%

     During 1993 and 1992, deferred income taxes were provided for significant timing differences in the recognition of expenses for tax and financial statement purposes. The principal components of deferred tax expense (benefit) in 1993 and 1992 are depreciation 1993_$(354,000) and 1992_$(250,000) and accrued liabilities 1993_$128,000 and 1992_$(374,000).

     The Company has approximately $900,000 of alternative minimum tax credits that may be carried forward indefinitely. The Company has approximately $200,000 of targeted jobs tax credits and $275,000 of net operating losses that can be carried forward fifteen years.

     Income taxes paid amounted to approximately $192,000, $1,917,000 and $1,005,000 in 1994, 1993 and 1992, respectively.



<PAGE 14>


Notes to Consolidated Financial Statements
(Continued)

NOTE 7 _ LONG-TERM LEASES

Description of leasing arrangements
     The Company conducts a major part of its operations from leased facilities, with the majority of initial lease terms ranging from 20 to 30 years. All of the Company's leases expire through fiscal 2059.
     Most of the Company's leases contain renewal options of five years each. These options enable the Company to retain the use of facilities in desirable operating areas. Management expects that in the normal course of business, leases will be renewed or replaced by other leases. The Company is obligated under all leases to pay for utilities and liability insurance, and under certain leases to pay additional rentals based on real estate taxes, maintenance, insurance and a percentage of sales in excess of stipulated amounts.
     Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consisted of the following at July 30, 1994:

                                         Capital       Operating
                                         Leases        Leases
              1995                       $ 2,046,452   $  2,728,318
              1996                         1,965,389      2,641,717
              1997                         1,918,476      2,647,896
              1998                         1,924,186      2,517,246
              1999                         1,932,180      2,519,334
              Thereafter                  20,260,643     16,762,237

Minimum lease payments                   $30,047,326    $29,816,748
Less amount representing interest         19,051,168
Present value of minimum lease payments  $10,996,158

     The following schedule shows the composition of total rental expense under operating leases for the following periods:

                          1994          1993           1992
     Minimum rentals     $3,353,487     $3,149,108     $3,368,766
     Contingent rentals     750,728        892,112        957,037
     Less sub-lease rentals      _         (80,880)       (65,100)

                         $4,104,215     $3,960,340     $4,260,703

Related party leases
     The Company currently leases three supermarkets and its office facility from realty firms partly or wholly-owned by officers of the Company. The Company paid aggregate rentals under these leases, including minimum rent and contingent rent, of approximately $1,215,000, $1,039,000 and $1,249,000 for fiscal years 1994, 1993 and 1992, respectively. In addition, three supermarkets are leased from partnerships in which the Company is a partner.

NOTE 8 _ COMMON STOCK

     Class A common stock has one vote per share and is entitled to cash dividends as declared 54% greater than those paid on the Class B common stock. Class B common stock has ten votes per share. Class B common stock is not transferable except to another holder of Class B common stock or by will or under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Corporation approving the transfer. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock.

     The Company has an Incentive and Nonstatutory Stock Option Plan under which both incentive and nonstatutory options to purchase up to 150,000 shares of the Company's Class A common stock may be granted to officers and employees of the Company as designated by the Board of Directors. The plan requires incentive stock options to be granted at an exercise price equaling the fair market value of the Company's stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while nonstatutory options may be granted at an exercise price less than market value. All options granted to date are at an exercise price equal to the fair value at the date of grant. All options outstanding at July 30, 1994 expire on December 6, 1997. There were no transactions in fiscal 1994, 1993 and 1992. There are 130,000 options outstanding and exercisable at an average price of $8.00 at July 30, 1994.







<PAGE 15>


Notes to Consolidated Financial Statements
(Continued)

NOTE 9 _ PENSION PLANS

     The Company sponsors three defined benefit pension plans covering administrative personnel and members of two unions. Employees covered under the administrative pension benefit plan earn benefits based upon percentages of annual compensation. Employees covered under the union pension benefit plans earn benefits based on a fixed amount for each year of service. The Company's funding policy is to pay at least the minimum contribution required by the Employee Retirement Income Security Act of 1974.

     Net periodic pension cost for the three plans included the following components:

                                       1994      1993      1992
     Service cost                      $365,414  $384,307  $376,443
     Interest cost on projected
      benefit obligation                380,587   329,340   298,502
     Return on plan assets             (152,604) (124,179) (336,233)
     Amortization of unrecognized net
      assets at transition             (232,055) (223,508)   29,399

     Net periodic pension cost         $361,342  $365,960  $368,111

     The funded status of the three pension plans is reconciled to accrued pension cost as follows:

                                        July 30,      July 31,
                                        1994          1993
     Plan assets at fair value         $4,768,284     $3,916,640

     Actuarial present value of benefit
      obligations:
       Vested benefits                  4,220,550      3,391,226
       Non-vested benefits                 99,212         70,784

     Accumulated benefit obligations    4,319,762      3,462,010
     Effect of future increases in
      compensation levels                 908,207      1,116,746

     Projected benefit obligation       5,227,969      4,578,756

     Projected benefit obligation in
      excess of plan assets              (459,685)      (662,116)
     Unamortized prior service cost       529,845        456,698
     Unrecognized net loss                298,317        124,777
     Remaining unrecognized net asset
      at July 25, 1987 (amortized over
      15 years)                          (498,314)      (560,759)
     Additional liability                (168,523)             _

     Accrued pension cost               $(298,360)     $(641,400)

     Plan assets are invested principally in government securities, common stocks and mutual funds.
     Assumptions used in determining the net fiscal 1994, 1993 and 1992 periodic pension cost were:

   Assumed discount rate                             8 to 8.5%
   Assumed rate of increase in compensation levels   4%
   Expected rate of return on plan assets            8 to 8.5%

     The Company also participates in several multi-employer pension plans for which the 1994, 1993 and 1992 contributions were $1,814,000, $1,822,000 and
$1,873,000, respectively.

NOTE 10 _ COMMITMENTS AND CONTINGENCIES

     The Company is under contract to purchase a tract of land, contingent upon receiving all approvals, on which it plans to construct a superstore.
     The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that insurance coverage is adequate and final disposition should not materially affect the consolidated financial position of the Company.



<PAGE 16>
Independent Auditors' Report

The Board of Directors and Shareholders
Village Super Market, Inc.:

     We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 30, 1994 and July 31, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries at July 30, 1994 and July 31, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended July 30, 1994 in conformity with generally accepted accounting principles.
     As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of August 1, 1993.



KPMG PEAT MARWICK LLP
Short Hills, New Jersey
September 30, 1994, except as to Note 5, which is as of October 21, 1994.





Stock Price and Dividend Information


     The Class A common Stock of Village Super Market, Inc. is traded on the NASDAQ Stock Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal year indicated.

                                          Class A Stock

                                          High          Low
1994
 4th Quarter                               9             7-1/2
  3rd Quarter                              9             7-1/2
  2nd Quarter                              9-3/4         7-1/2
  1st Quarter                              9-3/4         8-1/4

1993
  4th Quarter                              9-3/4         8-1/4
  3rd Quarter                              9-1/4         7
  2nd Quarter                              8             6-1/4
  1st Quarter                              7-1/4         6-1/4


     As of October 1, 1994, there were 556 holders of record of the Company's Class A common stock.

     No dividends were paid during fiscal 1994 and 1993.





<PAGE 17>

Village Super Market Inc.

CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

NICHOLAS SUMAS
     Chairman of the Board _ Emeritus
PERRY SUMAS
     Chief Executive Officer and President; Director
JAMES SUMAS
     Chairman of the Board; Chief Operating Officer and Treasurer; Director
ROBERT SUMAS
     Executive Vice President and Secretary; Director
WILLIAM SUMAS
     Executive Vice President; Director
JOHN SUMAS
     Executive Vice President; Director
CAROL LAWTON
     Vice President and Assistant Secretary
FRANK SAURO
     General Counsel
KEVIN BEGLEY
     Chief Financial Officer
GEORGE J. ANDRESAKES
     Director
JOHN J. McDERMOTT
     Director
NORMAN CRYSTAL
     Director

EXECUTIVE OFFICES
     733 Mountain Avenue
     Springfield, New Jersey 07081

REGISTRAR AND TRANSFER AGENT
     Midlantic National Bank
     Edison, New Jersey

AUDITORS
     KPMG Peat Marwick LLP
     150 John F. Kennedy Parkway
     Short Hills, New Jersey

FORM 10-K

Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request to:

Mr. Robert Sumas, Secretary
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081