Form 10-K, Exhibit 13
period 1995-07-29
VILLAGE SUPER MARKET INC
filed 1995-10-26
CIK 103595

Village Super Market, Inc. and Subsidiaries
The Company

Village Super Market, Inc. operates a chain of 23 ShopRite supermarkets,
17 of which are located in northern New Jersey, 1 in northeastern Pennsylvania and 5 in the southern shore area of New Jersey.

Village is a member of Wakefern Food Corporation, the largest retailer owned food cooperative in the United States.

Village's business was founded in 1937 by Nicholas and Perry Sumas and has continued to be principally owned and operated under the active management of the Sumas family.

Contents

Letter to Shareholders................................................2
Management's Discussion and Analysis of
 Financial Condition and Results of Operations........................4
Financial Statements..................................................6
Independent Auditors' Report.........................................16
Stock Price and Dividend Information.................................16
Corporate Directory...................................INSIDE BACK COVER

Village Super Market, Inc. and Subsidiaries


Selected Financial Data
(Dollars in thousands except per share and per sq. ft. data)
                JULY 29,     JULY 30,   JULY 31,    JULY 25,    JULY 27,
                1995         1994       1993        1992        1991
FOR YEAR
 Sales          $677,322     $695,070   $713,856    $715,059    $686,002
 Net income
  (loss)             578         (807)     1,437         487       1,908
 Net income
 (loss) per share    .20         (.28)       .49         .17         .64
 Cash dividends
 per share
  Class A             --           --         --        .075         .15
  Class B             --           --         --         .05         .10

AT YEAR END
 Total assets    135,575      134,793    141,387     145,668     141,847
 Long term
 obligations
 including capital
 leases           34,853       36,933     39,470      45,699      40,328
 Working capital
 (deficit)        (3,755)      (4,100)    (2,303)     (3,617)     (2,651)
 Shareholders'
 equity           53,001       52,423     53,230      51,793      51,485
 Book value
 per share         18.21        18.01      18.29       17.80       17.69

OTHER DATA
 Selling sq ft   842,000      845,000    874,000     930,000     881,000
 Number of stores     23           24         25          27          27
 Sales per average
 number of stores 29,449       28,370     27,456      26,484      25,407
 Sales per average
 sq ft of
 selling space       803          809        791         790         814
 Capital
 expenditures      6,588        5,974      1,977      14,494      18,963

Unaudited Quarterly Financial Data
(Dollars in thousands except per share amounts)
                   FIRST       SECOND     THIRD      FOURTH      FISCAL
                   QUARTER     QUARTER    QUARTER    QUARTER     YEAR
1995
 SALES             $167,366    $171,804   $164,453   $173,699    $677,322
 GROSS MARGIN        40,626      41,840     40,494     42,911     165,871
 NET INCOME (LOSS)       83         436       (293)       352         578
 NET INCOME (LOSS)
 PER SHARE         $    .03    $    .15   $   (.10)  $    .12    $    .20

1994
 Sales             $158,745    $176,707   $171,776   $187,842    $695,070
 Gross margin        38,940      42,897     41,846     45,404     169,087
 Income (loss)
  before cumulative
  effect of accounting
  change                 16         157     (1,131)      (249)     (1,207)
 Income (loss)
  per share before
  cumulative effect
  of accounting change   --     $   .06    $  (.39)   $  (.09)   $   (.42)
 Net income (loss)      416         157     (1,131)      (249)       (807)
 Net income (loss)
  per share         $   .14     $   .06    $  (.39)   $  (.09)   $   (.28)

Village Super Market, Inc. and Subsidiaries

Dear Fellow Shareholders

        We are pleased to report net income of $578,000, or $.20 per share, in fiscal 1995. This compares with a net loss before an accounting change of $1,207,000 in 1994. Sales decreased 2.6% to $677,322,000 due to the closing of the Easton store and a same store sales decline of .7%.

        A year ago we expressed how disappointed we were with the 1994 results and explained the corrective actions we were taking. Happily, we achieved the expense reductions we expected. Payroll costs declined due to more efficient use of hours worked and promotional costs were also reduced. These improvements and an increase in gross margins resulted in the turnaround in 1995, despite lower same store sales.

        Our marketing areas continue to experience increased competition. During 1995 four competitors opened stores in markets we serve. We expect this trend to continue, resulting in limited improvement in same store sales. Our focus will remain on updating our store base, reducing our cost structure and satisfying our customers' needs.

        We completed an expansion of the Chester store this year. The Chester store and the three stores remodeled in 1994 are meeting our performance expectations. We recently began a major expansion of the Absecon store. The Livingston store is scheduled for a major remodel next spring. We also continue to pursue approval of a new store in Garwood/Westfield.

        As part of ShopRite's continuing commitment to customer satisfaction, comprehensive consumer marketing surveys were performed this year by a consultant. The information obtained from these surveys has been used to improve training programs and to enhance employees' and management's understanding of customer needs and priorities.

        Customer needs and thus the supermarket have continued to change over the years. With the prevalence of two-income families and the struggle to find enough time in the day, we have responded by increasing our offerings of foods to go and packaged salads. We expect these and similar responses to changing customer needs to be growth areas.

        We thank our employees for their hard work in restoring profitability after a difficult year and our shareholders for their patience and support.


James Sumas,                                           Perry Sumas,
Chairman of the Board                                  President


Village Super Market, Inc. and Subsidiaries

Nicholas J. Sumas
1903 - 1995

      Village Supermarket lost its co-founder, Nicholas Sumas, this year.
Mr. Nick, as he was known to members of the Village family, served as Chairman of the Board from its incorporation until 1989. He also served as President and CEO until 1973.

      Nick emigrated to the United States in 1920 from Vithos, Greece. In 1937, with his brother Perry, he opened a small produce market that later became the first Village Super Market in South Orange, New Jersey. A decade later they joined several other small food markets to form the ShopRite food cooperative, Wakefern Food Corporation. Nick served as President of Wakefern in 1954 and 1955.

      Throughout his life Nick supported his church and community with the same dedication and enthusiasm that he devoted to the company he founded. He served as President of St. Constantine and Helen Church in Orange from 1956 to 1966. Nick created the Sumas Foundation, which funded a library for the children of St. Basils Academy in Garrison, NY. His leadership and guidance will be sorely missed by all of us at Village.



Village Super Market, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS
The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

                           JULY 29,           July 30,           July 31,
                           1995               1994               1993
Sales                      100.00%            100.00%            100.00%
Cost of sales               75.51              75.67              75.80

Gross margin                24.49              24.33              24.20
Operating and
 administrative expense     22.44              22.73              22.27
Depreciation and
 amortization                1.28               1.26               1.22
Operating income              .77                .34                .71
Interest (net)                .60                .57                .62
Gain (loss) on disposal
 of assets                   (.04)              (.05)               .24

Income (loss) before taxes
 and cumulative effect of
 accounting change            .13%              (.28)%              .33%

        Sales decreased $17,748,000 in fiscal 1995. The closing of the Easton store in August 1994 decreased sales by $11,600,000. In addition, same store sales decreased by .7% due to the effects of new competitive entries, continued sluggishness in the economy and comparison to a prior year period that included higher promotional spending. Sales decreased $18,786,000 in fiscal 1994. Sales decreased $13,100,000 as a result of the prior year containing 53 weeks. The sale of the Morristown and Kingston stores caused decreased sales of $13,900,000. Offsetting these declines was a same store sales increase of 1.3%. Although same store sales increased in the middle part of the fiscal year due to increased promotional spending, the sluggish economy and new competitive entries held same store sales flat in the fourth quarter.

        Gross margin as a percentage of sales increased in fiscal 1995 and 1994 as a result of aggressive buying practices. High levels of sale item penetration and price competition in the marketplace prevented further increases in gross margins.

        Operating and administrative expenses in fiscal 1995 declined by .3 as a percentage of sales. This improvement was due to lower payroll and coupon costs, partially offset by increased supply costs. Payroll costs declined, despite an increase in pay rate per hour, due to a reduction in same store hours worked. Operating and administrative expenses in fiscal 1994 were slightly lower due to store closings and one less week of operations but increased .46 as a percentage of sales. Approximately half of this increase was due to higher levels of promotional spending, chiefly coupons, in the middle part of the year. Although this additional promotional spending was partially responsible for the increase in same store sales, a larger sales increase was expected in order to offset the cost of these coupons. In addition, workers' compensation, health care and payroll costs increased.

        Interest expense increased in 1995 due to higher variable interest rates. Interest expense decreased in 1994 due to declining debt levels and lower interest rates.

        Net income was $578,000 in fiscal 1995 compared to a net loss before the cumulative effect of accounting change of $1,207,000 in fiscal 1994. This improvement is primarily attributable to reductions in payroll and coupon costs and improved gross margins.

        The Easton store was closed on August 30, 1994. The Company is pursuing selling or leasing this company owned property. A charge to operations in the amount of $200,000 is included in the 1995 results from the closing of the store. The equipment and leasehold of the Morristown store was sold on October 6, 1993 for $87,000 plus the cost of inventory.
A loss of $354,000 was recorded in fiscal 1994 and an additional loss of $300,000 was recorded in fiscal 1995 for additional rent and disposal costs that were incurred as a result of the sublessee's failure to make rent payments.



Village Super Market, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

       Sales were not materially affected by inflation in 1995 and 1994.
The Company has historically been able to pass along inflationary increases in its direct product costs through increased selling prices. However, operating and administrative costs have increased in some recent years despite the lack of inflation in food prices. The competitive climate has at times prevented the Company from increasing gross margins to compensate for increased operating costs. As a result, the Company had experienced declining profitability prior to 1995. A continuation of the recent trend of increased price competition, higher wage and benefit costs and a sluggish economy could prevent the Company from increasing its operating margins and profitability.

LIQUIDITY AND CAPITAL RESOURCES

        Current liabilities exceeded current assets by $3,755,000, $4,100,000 and $2,303,000 at the end of fiscal 1995, 1994, and 1993, respectively. Working capital ratios at the same dates were .91, .90 and .95 to one, respectively. The Company's working capital needs are reduced by its high rate of inventory turnover (twenty-one times in fiscal 1995) and because the warehousing and distribution arrangements accorded to the Company as a member of Wakefern permit it to minimize inventory levels and sell most merchandise before payment is required. The Starn's stores generate greater sales during the summer months due to their location in the southern shore region of New Jersey. This seasonality serves to offset the slight decline in sales experienced during the summer months by the majority of the Company's other stores, resulting in a more level distribution of working capital require-ments throughout the year.

        Capital expenditures in 1995 were $6,588,000. The major expenditure was the expansion and remodeling of the Chester store. The remainder of capital expenditures included the start of the expansion of the Absecon store and amounts expended in an effort to obtain approvals for a new store. The Company has budgeted approximately $8,000,000 for capital expenditures in fiscal 1996. The major planned expenditures are the expansion and remodeling of the Absecon store and the beginning of the expansion of the Livingston store. The Company expects to finance these expenditures through internally generated funds and borrowing under its credit facility.

        The Company has historically financed capital expenditures through cash provided by operations supplemented by bank borrowings. Aggregate capital expenditures for the three years ended July 29, 1995 were $14,539,000. During the same period of time, net long-term borrowings decreased by $10,075,000. The ability to finance expansion through operational cash flow is reflected in the ratio of long-term debt to total capitalization, which is currently 39.7% compared with 46.8% three years ago.

        In addition to operating cash flow, the Company's primary source of liquidity during 1996 is expected to be borrowings under the $12,000,000 revolving loan credit facility. At July 29, 1995, the Company had borrowed $7,000,000 under this facility. The Company was in full compliance with all terms and restrictive covenants of this debt agreement, as amended, during fiscal 1995 and expects to be in compliance for the remaining term of the agreement.

        At July 29, 1995, the Company did not meet a cash flow-to-fixed charge coverage ratio contained in two other debt agreements with one lender. This does not constitute an event of default. However, until this ratio is met or unless a waiver is obtained, the agreements prevent the Company from borrowing additional funds (other than the Company's revolving loan), declaring dividends and executing new leases.


Village Super Market, Inc. and Subsidiaries

Consolidated Balance Sheets
                                          JULY 29,           JULY 30,
                                           1995                1994

                             ASSETS

CURRENT ASSETS
 Cash and cash equivalents             $  9,655,284       $  7,246,164
 Merchandise inventories                 24,179,034         25,273,150
 Patronage dividend receivable            2,682,880          2,782,470
 Miscellaneous receivables                2,677,519          1,902,370
 Income taxes receivable                    459,873            356,814
 Prepaid expenses                           629,639            580,124

 Total current assets                    40,284,229         38,141,092

PROPERTY, EQUIPMENT AND FIXTURES,
  at cost less accumulated depreciation
  and amortization                       69,916,128         71,413,918

OTHER ASSETS
  Investment in related party, at cost    9,819,818          9,415,874
  Goodwill, net                          10,871,452         11,137,730
  Other intangibles, net                  2,791,250          3,045,001
  Receivables and other assets            1,891,680          1,639,152

  Total other assets                     25,374,200         25,237,757

                                       $135,574,557       $134,792,767

        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt:
    Mortgages and notes payable        $  4,711,734        $   4,764,650
    Capitalized lease obligations           368,675              383,926
    Accounts payable to related party    25,583,821           23,947,383
    Accounts payable and accrued
     expenses                            12,602,904           12,330,181
    Deferred income taxes                   771,948              814,737

    Total current liabilities            44,039,082           42,240,877

LONG-TERM DEBT, less current portion:
    Mortgages and notes payable          24,608,961           26,320,696
    Capitalized lease obligations        10,243,557           10,612,232

    Total long-term debt                 34,852,518           36,932,928

DEFERRED INCOME TAXES                     3,681,883            3,195,595

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred stock, no par value:
  Authorized 10,000,000 shares,
   none issued                                  --                    --
  Class A common stock, no par value:
   Authorized 10,000,000 shares,
   issued 1,762,800 shares               18,129,472           18,129,472
  Class B common stock, no par value:
   Authorized 10,000,000 shares,
   issued and outstanding
   1,594,076 shares                       1,034,679            1,034,679
  Retained earnings                      40,021,926           39,444,219
  Less treasury stock,
  Class A, at cost (447,000 shares)      (6,185,003)          (6,185,003)
  Total shareholders' equity             53,001,074           52,423,367

                                       $135,574,557         $134,792,767

See notes to consolidated financial statements.



Village Super Market, Inc. and Subsidiaries

Consolidated Statements of Operations

                                              YEARS ENDED
                              JULY 29,          JULY 30,         JULY 31,
                                1995              1994             1993
SALES                       $677,321,821     $695,070,272      $713,856,206
COST OF SALES                511,451,057      525,983,044       541,120,690

GROSS MARGIN                 165,870,764      169,087,228       172,735,516

Operating and
 administrative expense      152,008,710      157,983,230       158,943,214
Depreciation and
 amortization expense          8,618,374        8,785,917         8,718,220

Operating Income               5,243,680        2,318,081         5,074,082

Interest expense, net of
 interest income of $58,488,
 $103,126 and $27,459          4,030,535        3,900,248         4,404,606
Gain (loss) on disposal
 of assets                      (300,438)        (354,523)        1,696,174

INCOME (Loss) BEFORE INCOME
 TAXES AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE            912,707       (1,936,690)        2,365,650
PROVISION (BENEFIT) FOR
 INCOME TAXES                    335,000         (730,000)          929,000

INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF ACCOUNTING CHANGE     577,707       (1,206,690)        1,436,650

CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING FOR INCOME TAXES         --           400,000                --

NET INCOME (LOSS)            $   577,707     $   (806,690)     $  1,436,650

NET INCOME (LOSS) PER SHARE:
 INCOME (LOSS) BEFORE
 CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE           $      .20      $       (.42)     $       .49

CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                   --               .14               --

NET INCOME (LOSS)            $      .20      $       (.28)     $       .49


See notes to consolidated financial statements.



Village Super Market, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

                             YEARS ENDED JULY 29, 1995
                         JULY 30, 1994 AND JULY 31, 1993

                NO PAR VALUE        NO PAR VALUE
                CLASS A,            CLASS B,
                COMMON STOCK        COMMON STOCK
                                                     RETAINED    TREASURY
         SHARES     AMOUNT       SHARES     AMOUNT   EARNINGS     STOCK
Balance,
 July 25,
 1992    1,758,800 $18,126,876 1,598,076 $1,037,275 $38,814,259 $(6,185,003)

Net
 Income         --          --        --         --   1,436,650          --

Balance,
 July 31,
 1993    1,758,800 $18,126,876 1,598,076 $1,037,275 $40,250,909 $(6,185,003)

Net Loss        --          --        --         --    (806,690)         --

Conversion
of shares    4,000       2,596    (4,000)    (2,596)         --          --

Balance,
 July 30,
 1994    1,762,800 $18,129,472 1,594,076 $1,034,679 $39,444,219 $(6,185,003)

NET INCOME      --          --        --         --     577,707          --

BALANCE,
JULY 29,
1995     1,762,800 $18,129,472 1,594,076 $1,034,679 $40,021,926 $(6,185,003)


See notes to consolidated financial statements.



Village Super Market, Inc. and Subsidiaries

Consolidated Statements of Cash Flows


                                                   YEARS ENDED
                                JULY 29, 1995  JULY 30, 1994  JULY 31, 1993
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net income (loss)              $  577,707       $(806,690)    $1,436,650
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating activities:
 Cumulative effect of
  accounting change                     --        (400,000)            --
 Depreciation and amortization   8,618,374       8,785,917      8,718,220
 Deferred taxes                    (71,000)       (911,000)      (138,000)
 Provision to value inventories
  at LIFO                          344,878         656,346        212,380
 (Gain) loss on disposal of
  assets                           300,438         354,523     (1,696,174)
 Changes in assets and liabilities:
 Decrease in merchandise
  inventories                      749,238         316,394        252,033
 (Increase) decrease in patronage
  dividend receivable               99,590         167,793        (29,710)
 (Increase) decrease in
  miscellaneous receivables       (775,149)      2,339,377       (601,755)
 (Increase) in prepaid expenses    (49,515)        (11,109)      (118,037)
 (Increase) decrease in income
  taxes receivable                 411,440         253,458       (610,272)
 (Increase) decrease in other
  assets                          (269,478)        606,376       (265,924)
 Increase (decrease) in accounts
  payable to related party       1,636,438         546,851       (288,519)
 Increase (decrease) in accounts
  payable and accrued expenses     272,723      (2,191,982)       308,445
 (Decrease) in income taxes
  payable                               --        (264,394)      (239,920)

 Net cash provided by operating
  activities                    11,845,684       9,441,860      6,939,417

CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures           (6,588,356)     (5,973,814)    (1,976,758)
 Investment in related party      (403,944)       (361,328)      (542,403)
 Proceeds (expenditures) from
  disposal of assets              (295,687)         87,303      2,234,309

 Net cash used in investing
  activities                    (7,287,987)     (6,247,839)      (284,852)

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of
  long-term debt                 3,000,000      14,000,000             --
 Principal payments of
  long-term debt                (5,148,577)    (16,567,312)    (5,359,109)

 Net cash used in financing
  activities                    (2,148,577)     (2,567,312)    (5,359,109)

NET INCREASE IN CASH AND
  CASH EQUIVALENTS               2,409,120         626,709      1,295,456

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR              7,246,164       6,619,455      5,323,999

CASH AND CASH EQUIVALENTS,
  END OF YEAR                   $9,655,284      $7,246,164     $6,619,455

See notes to consolidated financial statements.



Village Super Market, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiary, which is wholly owned. Intercompany balances and transactions have been eliminated.

FISCAL YEAR

  The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 1995 and 1994 contain 52 weeks. Fiscal 1993 contained 53 weeks.

INDUSTRY SEGMENT

  The Company consists of one operating segment, the retail sale of food and non-food products.

RECLASSIFICATIONS

  Certain amounts have been reclassified in the 1994 and 1993 financial statements to conform to the 1995 financial statement presentation.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes interest bearing, overnight deposits with Wakefern in the amount of $6,900,000 and $5,200,000 at July 29, 1995 and July 30, 1994, respectively.

MERCHANDISE INVENTORIES

  Merchandise inventories are carried at cost, which is not in excess of market. Cost is determined as follows:

  Grocery and non-foods - last-in, first-out (LIFO) (retail less departmental gross profit mark-up).

  Meat and all other perishables - first-in, first-out (FIFO).

  Dairy, frozen foods and liquor - FIFO (retail less departmental gross profit mark-up).

PROPERTY, EQUIPMENT AND FIXTURES

  Property, equipment and fixtures are recorded at cost. Interest cost incurred to finance construction is capitalized as part of such cost. Renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred.

  Depreciation is provided on a straight-line basis over estimated useful lives of thirty years for buildings, ten years for store fixtures and equipment, and three years for vehicles. Leasehold improvements are amortized over ten to twenty years. Capital leases are amortized on a straight-line basis over the shorter of the related lease term or the economic lives of the related assets.

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

GOODWILL

  Goodwill arising after October 31, 1970 is being amortized over forty years. The Company does not amortize goodwill amounting to approximately $2,900,000 acquired prior to October 31, 1970 since, in management's opinion, the value of such intangibles has not diminished. Accumulated amortization of goodwill amounted to $2,540,530 and $2,274,250 at July 29, 1995 and July 30, 1994, respectively. The Company regularly assesses the recoverability of unamortized amounts of goodwill utilizing relevant cash flow and profitability information.

OTHER INTANGIBLES

  Other intangibles include the fair value of a favorable lease and trademarks acquired in a business acquisition. Other intangibles are being amortized over 20 years. Accumulated amortization of other intangibles amounted to $2,283,749 and $2,029,999 at July 29, 1995 and July 30, 1994,
respectively.

INCOME TAXES

  Effective August 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires an asset and liability approach for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates in effect. As permitted by SFAS 109, the Company has elected not to restate the financial statements of any prior periods.


Village Super Market, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NET INCOME (LOSS) PER SHARE

  Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of all common shares outstanding during the periods presented which was 2,909,876 in 1995, 1994 and 1993. Stock options are not included in the calculation as their inclusion would be anti-dilutive or would not result in a material dilution of net income (loss) per share.

NOTE 2 - INVENTORIES

  Merchandise inventories are comprised as follows:

                                 JULY 29,         JULY 30,
                                  1995              1994
  Last-in, first-out (LIFO)    $15,947,436      $17,084,096
  First-in, first-out (FIFO)     8,231,598        8,189,054

                               $24,179,034      $25,273,150


   If the FIFO method of inventory accounting had been used rather than LIFO, inventories would have been $6,812,530 and $6,467,653 higher than reported in 1995 and 1994, respectively.

NOTE 3 - PROPERTY, EQUIPMENT AND FIXTURES

  Property, equipment and fixtures are comprised as follows:

                                   JULY 29,          JULY 30,
                                    1995               1994
  Land and buildings             $42,905,665       $42,365,651
  Store fixtures and equipment    57,170,376        56,895,598
  Leasehold improvements          15,628,759        13,185,705
  Leased property under capital
   leases                         13,700,599        13,700,599
  Vehicles                           780,925           852,096
  Construction in progress         1,685,065           730,496

                                 131,871,389       127,730,145
  Less accumulated depreciation
   and amortization               61,955,261        56,316,227

  Property, equipment and
   fixtures - net                $69,916,128       $71,413,918

NOTE 4 - RELATED PARTY INFORMATION

  The Company's investment in its principal supplier, Wakefern Food Corp. ("Wakefern"), which is operated on a cooperative basis for its stockholder members, is less than 20% of the outstanding shares of Wakefern. The investment is pledged as collateral for any obligations to Wakefern. In addition, this obligation is personally guaranteed by the principal shareholders of the Company. The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request the Wakefern Stockholder Agreement be terminated. The Company's merchandise purchases from Wakefern approximated $484,491,000, $490,447,000 and $489,658,000 during fiscal years 1995, 1994 and 1993, respectively. Wakefern distributes as a "patronage dividend" to each member a share of earnings of Wakefern in proportion to the dollar volume of business done by the member with Wakefern during the year. Patronage dividends, which are recorded as a reduction of cost of sales, amounted to $8,223,000, $7,702,000 and $6,897,000 in 1995, 1994 and 1993,
respectively.



Village Super Market, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Continued)

NOTE 4 - RELATED PARTY INFORMATION (continued)

  Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. As a result, the Company is required to invest approximately $820,000 over approximately the next three years. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

NOTE 5 - MORTGAGES AND NOTES PAYABLE

                                              JULY 29,     JULY 30,
                                                1995         1994
Term loans, interest at 8.49% payable
 monthly, principal payable in monthly
 installments of $55,555 with a final
 principal payment of $5,555,556 due
 April 1, 2001                              $9,333,333    $10,000,000
Revolving credit note                        7,000,000      4,000,000
Senior unsecured notes, interest at
 9.91% payable quarterly, due in annual
 installments through August 15, 1997        5,600,000      8,100,000
Mortgage note, interest at 10.19% payable
 semi-annually, due in three equal annual
 installments beginning December 1, 1997,
 collateralized by certain land and
 building                                    4,000,000      4,000,000
Notes payable, interest at prime minus
 1.5%, payable in monthly installments
 through January 1998, collateralized by
 certain equipment                           3,387,362      4,932,430
Other notes payable                                 --         52,916

                                            29,320,695     31,085,346

Less current portion                         4,711,734      4,764,650

Noncurrent maturities                      $24,608,961    $26,320,696

Aggregate principal maturities of mortgages and notes as of July 29, 1995 are as follows:


       Year ending July:
             1996             $  4,711,734
             1997               11,670,067
             1998                2,938,894
             1999                2,000,000
             2000                2,000,000


  On March 29, 1994 the Company entered into a new loan agreement with two banks. The agreement consists of a $10,000,000 term loan and a $12,000,000 revolving loan. The $12,000,000 revolving loan, which can be used for any purpose except new store construction, matures March 31, 1997 and carries interest at prime plus .5 %.

  At July 29, 1995 the Company was in compliance with all terms and restrictive covenants of this debt agreement, as amended. This agreement contains restrictive covenants which, among other matters, specify total debt levels, maintenance of net worth, interest coverage ratios, cash flow coverage ratios, limitation on payment of dividends and limitation of capital expenditures.

  At July 29, 1995 the Company did not meet a cash flow-to-fixed charge coverage ratio contained in two other debt agreements with one lender. This does not constitute an event of default. However, until this ratio is met or unless a waiver is obtained, the agreements prevent the Company from borrowing additional funds (other than under the Company's revolving loan), declaring dividends and executing new leases.

  Interest paid amounted to $4,073,646, $4,095,616 and $4,496,835 in 1995,
1994 and 1993, respectively.


Village Super Market, Inc. and Subsidiaries
Notes to Consolidated Financial Statements  (Continued)

NOTE 6 - INCOME TAXES

  The components of the provision (benefit) for income taxes are:

                              1995            1994            1993
  Federal:
   Current                  $175,000        $ 181,000        $733,000
   Deferred                   69,000         (787,000)        (89,000)
  State:
   Current                   231,000              --          334,000
   Deferred                 (140,000)        (124,000)        (49,000)

                            $335,000        $(730,000)       $929,000


  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                       JULY 29,               JULY 30,
                                        1995                   1994
Deferred tax liabilities:
  Tax over book depreciation          $5,794,712            $5,978,030
  Patronage dividend receivable        1,071,542             1,118,205
  Other                                  573,616               365,064

  Total deferred tax liabilties        7,439,870             7,461,299

Deferred tax assets:
  Amoritization of capital leases      1,684,158             1,637,252
  Tax credits and loss carry forwards    858,503             1,381,647
  Other                                  443,378               432,068

  Total deferred tax assets            2,986,039             3,450,967

Net deferred tax liability            $4,453,831            $4,010,332


  A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 29, 1995 and July 30, 1994.

  The effective income tax rate differs from the statutory federal income tax rate as follows:

                                        1995      1994         1993
  Statutory federal income tax rate     34.0%     (34.0%)      34.0%
  Targeted jobs tax credit             (14.5)      (4.2)       (7.0)
  Amortization of intangibles           10.6        4.7         4.4
  State income taxes, net of
   federal tax benefit                   6.6       (4.2)        7.9

  Effective income tax rate             36.7%     (37.7%)      39.3%


  During 1993 deferred income taxes were provided for significant timing differences in the recognition of expenses for tax and financial statement purposes. The principal components of deferred tax expense (benefit) in 1993 are depreciation - $(354,000) and accrued liabilities - $128,000.

  The Company has approximately $500,000 of alternative minimum tax credits that may be carried forward indefinitely. The Company has approximately $400,000 of targeted jobs tax credits that can be carried forward fifteen years.

  No income taxes were paid in 1995. Income taxes paid amounted to approximately $192,000 and $1,917,000 in 1994 and 1993, respectively.



Village Super Market, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

NOTE 7 - LONG-TERM LEASES

DESCRIPTION OF LEASING ARRANGEMENTS

   The Company conducts a major part of its operations from leased facilities, with the majority of initial lease terms ranging from 20 to 30 years. All of the Company's leases expire through fiscal 2059.

   Most of the Company's leases contain renewal options of five years each. These options enable the Company to retain the use of facilities in desirable operating areas. Management expects that in the normal course of business, leases will be renewed or replaced by other leases. The Company is obligated under all leases to pay for utilities and liability insurance, and under certain leases to pay additional amounts based on real estate taxes, maintenance, insurance and a percentage of sales in excess of stipulated amounts.

   Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consisted of the following at July 29, 1995:


                                  CAPITAL             OPERATING
                                  LEASES                LEASES
  1996                            $ 1,953,229           $ 3,073,879
  1997                              1,918,476             3,053,808
  1998                              1,924,186             2,923,158
  1999                              1,932,180             2,925,246
  2000                              1,943,595             2,927,352
  Thereafter                       18,317,048            17,095,055

  Minimum lease payments           27,988,714           $31,998,498
  Less amount representing
   interest                        17,376,482
  Present value of minimum
   lease payments                 $10,612,232


   The following schedule shows the composition of total rental expense under operating leases for the following periods:

                          1995               1994              1993
Minimum rents          $3,138,751         $3,353,487        $3,149,108
Contingent rentals        533,774            750,728           892,112
Less sub-lease rentals         --                 --           (80,880)

                       $3,672,525         $4,104,215        $3,960,340

RELATED PARTY LEASES

  The Company currently leases three supermarkets and its office facility from realty firms partly or wholly-owned by officers of the Company. The Company paid aggregate rentals under these leases, including minimum rent and contingent rent, of approximately $1,128,000, $1,215,000 and $1,039,000 for fiscal years 1995, 1994 and 1993, respectively. In addition, three supermarkets are leased from partnerships in which the Company is a partner.

NOTE 8 - COMMON STOCK

  Class A common stock has one vote per share and is entitled to cash dividends as declared 54% greater than those paid on the Class B common stock. Class B common stock has ten votes per share. Class B common stock is not transferrable except to another holder of Class B common stock or by will or under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Company approving the transfer. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock.

  The Company has an Incentive and Nonstatutory Stock Option Plan under which both incentive and nonstatutory options to purchase up to 150,000 shares of the Company's Class A common stock may be granted to officers and employees of the Company as designated by the Board of Directors. The plan requires incentive stock options to be granted at an exercise price equalling the fair market value of the Company's stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while nonstatutory options may be granted at an exercise price less than market value. All options granted to date are at an exercise price equal to the fair value at the date of grant. All options outstanding at July 29, 1995 expire on December 6, 1997. There were no transactions in fiscal 1995, 1994 and 1993. There are 130,000 options outstanding and exercisable at an average price of $8.00 at July 29, 1995.


Village Super Market, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Continued)

NOTE 9 - PENSION PLANS

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

  Net periodic pension cost for the three plans included the following components:

                                 1995              1994             1993
Service cost                   $486,332          $365,414         $384,307
Interest cost on projected
 benefit obligation             402,909           380,587          329,340
Return on plan assets          (444,026)         (152,604)        (124,179)
Amortization of unrecognized
 net assets at transition         7,836          (232,055)        (223,508)

Net periodic pension cost      $453,051          $361,342         $365,960

  The funded status of the three pension plans is reconciled to prepaid (accrued) pension cost as follows:


                                         JULY 29,          JULY 30,
                                           1995              1994
  Plan assets at fair value             $5,303,778        $4,768,284

  Actuarial present value of benefit
   obligations:
   Vested benefits                       4,301,071         4,220,550
   Non-vested benefits                     421,911            99,212

  Accumulated benefit obligations        4,722,982         4,319,762
  Effect of future increases in
   compensation levels                     827,812           908,207

  Projected benefit obligation           5,550,794         5,227,969

  Projected benefit obligation
   in excess of plan assets               (247,016)         (459,685)
  Unamortized prior service cost           390,987           529,845
  Unrecognized net loss                    307,465           298,317
  Remaining unrecognized net asset
   at July 25, 1987 (amortized
   over 15 years)                         (435,869)         (498,314)
  Additional liability                          --          (168,523)

  Prepaid (accrued) pension cost         $  15,567         $(298,360)


  Plan assets are invested principally in government securities, common stocks and mutual funds.

  Assumptions used in determining the net fiscal 1995, 1994 and 1993 periodic pension cost were:

    Assumed discount rate                                 8 to 8.5%
    Assumed rate of increase in compensation levels       4%
    Expected rate of return on plan assets                8 to 8.5%


  The Company also participates in several multiemployer pension plans for which the 1995, 1994 and 1993 contributions were $1,785,000, $1,814,000 and
$1,822,000, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

  The Company is under contract to purchase a tract of land, contingent upon receiving all approvals, on which it plans to construct a superstore. Costs incurred related to this project are included in construction in progress as the Company believes such costs will be recoverable from the development of the property.

  The Company's general liability insurer can make premium calls for premiums paid for the years ended December 1, 1992 through December 1, 1994. Based on advice from the insurer, the Company has recorded liabilities for the estimated premium calls.

  The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that insurance coverage is adequate and final disposition should not materially affect the consolidated financial position of the Company.


Village Super Market, Inc. and Subsidiaries
Independent Auditors' Report

The Board of Directors and Shareholders
Village Super Market, Inc.:

  We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 29, 1995 and July 30, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended
July 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries at July 29, 1995 and July 30,
1994, and the results of their operations and their cash flows for each of the years in the three-year period ended July 29, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of August 1, 1993.


KPMG PEAT MARWICK LLP
Short Hills, New Jersey
September 29, 1995
Stock Price and Dividend Information

  The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Stock Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal year indicated.

                                     CLASS A STOCK

                                   High            Low
1995
  4th Quarter                      8               6-3/4
  3rd Quarter                      7- 3/4          6-3/4
  2nd Quarter                      8               6-3/4
  1st Quarter                      8-1/2           7

1994
  4th Quarter                      9               7-1/2
  3rd Quarter                      9               7-1/2
  2nd Quarter                      9-3/4           7-1/2
  1st Quarter                      9-3/4           8-1/4


  As of September 30, 1995, there were 521 holders of record of the Company's Class A common stock.

  No dividends were paid during fiscal 1995 and 1994.



Village Super Market, Inc. and Subsidiaries
Village Super Market Inc.

CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

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