Form 10-K, Exhibit 13
period 1996-07-27
VILLAGE SUPER MARKET INC
filed 1996-10-24
CIK 103595

The Company

Village Super Market, Inc. operates a chain of 23 ShopRite supermarkets, 17 of which are located in northern New Jersey, 1 in northeastern Pennsylvania and 5 in the southern shore area of New Jersey.

Village is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative in the United States.

Village's business was founded in 1937 by Nicholas and Perry Sumas and has continued to be principally owned and operated under the active management of the Sumas family.

Contents
Letter to Shareholders......................................... 2

Selected Financial Data....................................	3

Quarterly Financial Data...................................	3

Management's Discussion and Analysis of
	Financial Condition and Results of Operations.........	4

Consolidated Balance Sheets................................	6

Consolidated Statements of Operations......................	7

Consolidated Statements of Shareholders' Equity............	8

Consolidated Statements of Cash Flows......................	9

Notes to Consolidated Financial Statements................	10

Independent Auditors' Report..............................	16

Stock Price and Dividend Information......................	16

Corporate Directory	Inside back cover

Dear Fellow Shareholders

   As fiscal 1996 began, our goal was to build on the improvements made in 1995. We are pleased to report a 247% increase in net income to $2,006,000, or $.69 per share. Sales increased 1.7% to $688,632,000.

   Results for 1996 include a $571,000 gain on the sale of real estate. Excluding this gain, net income increased 148% from the prior year. Net income increased primarily due to improved gross margins and 1.7% higher same store sales. This improvement was achieved despite the opening of six stores by competitors in our markets over the last two years.

  	We will continue to improve our stores to better serve our customers. During 1996 we completed a major expansion and remodel of our Absecon store. In fiscal 1997, we plan to expand and remodel the Livingston, Chester and Stroudsburg stores.

   During the summer of 1996, ShopRite took another step in responding to customer needs by introducing a ShopRite MasterCard. Customers receive reward certificates redeemable for "free food" at ShopRite each month based on total purchases using their ShopRite MasterCard. For added customer convenience, this credit card also functions as a Price Plus discount card and a check cashing card.

   In October 1996, ShopRite began a new merchandising program - "What's for Dinner?". Each weeks advertising includes meal plans and recipes for easy meals, budget meals and healthy meals. This program, along with ShopRite's Chef's Express meals to go program improves our position in the increasing home meal replacement segment of the food marketplace.

  	During 1996, ShopRite celebrated the 50th anniversary of the creation of the Wakefern cooperative. Although much has changed in our business over the years, the fundamentals remain the same - we must continue to provide value to our customers while responding to their changing needs. We thank our employees for their dedication in satisfying our customers needs and our shareholders for their continued support.


    James Sumas,                          	Perry Sumas,
    Chairman of the Board                 	President

Selected Financial Data
(Dollars in thousands except per share and per sq. ft. data)

                          July 27,   July 29,   July 30,   July 31,  July 25,
                            1996       1995       1994       1993      1992

For year
  Sales                  $688,632    $677,322   $695,070   $713,856  $715,059
  Net income (loss)         2,006         578       (807)     1,437       487
  Net income (loss)
    per share                 .69         .20       (.28)       .49       .17
  Cash dividends per share
    Class A                     -           -          -          -      .075
    Class B                     -           -          -          -       .05

At year end
  Total assets            131,062     135,575    134,793    141,387   145,668
  Long-term obligations
    including capital
    leases                 26,815      34,853     36,933     39,470    45,699
  Working capital
    (deficit)             (10,885)     (3,755)    (4,100)    (2,303)   (3,617)
  Shareholders' equity     55,007      53,001     52,423     53,230    51,793
  Book value per share      18.90       18.21      18.01      18.29     17.80

Other data
   Selling square feet    860,000     842,000    845,000    874,000   930,000
   Number of stores            23          23         24         25        27
   Sales per average
     number of stores      29,941      29,449     28,370     27,456    26,484
   Sales per average
     square foot of
     selling space            809         803        809        791       790
   Capital expenditures     9,754       6,588      5,974      1,977    14,494


Unaudited Quarterly Financial Data
(Dollars in thousands except per share amounts)

                            First      Second     Third     Fourth     Fiscal
                           Quarter    Quarter    Quarter    Quarter     Year
1996
   Sales                  $166,522   $178,002   $169,279   $174,829   $688,632
   Gross margin             41,035     43,691     42,047     43,608    170,381
   Net income                  139      1,194         56        617      2,006
   Net income per share       $.05       $.41       $.02       $.21       $.69

1995
   Sales                  $167,366   $171,804   $164,453   $173,699   $677,322
   Gross margin             40,626     41,840     40,494     42,911    165,871
   Net income (loss)            83        436       (293)       352        578
   Net income (loss)
    per share                 $.03       $.15      $(.10)      $.12       $.20


Management's Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS
The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

                                July 27,     July 29,     July 30,
                                 1996         1995         1994
Sales                           100.00%      100.00%      100.00%
Cost of sales                    75.26        75.51        75.67

Gross margin                     24.74        24.49        24.33
Operating and admin expenses     22.63        22.44        22.73
Depreciation and amortization     1.24         1.28         1.26

Operating income                   .87          .77          .34
Interest expense (net)             .53          .60          .57
Gain (loss) on disposal of assets  .14         (.04)        (.05)

Income (loss) before taxes and
 cumulative effect of
 accounting change                 .48%         .13%        (.28)%

	Sales increased $11,310,000 in fiscal 1996. As 23 stores were open in both years, this results in a same store sales increase of 1.7%. Same store sales improved in the two stores remodeled in fiscal 1995 and in most stores not affected by a competitive opening. These improvements were offset by reduced sales in stores that were impacted by the six competitors that opened in our trading area over the last two years. Sales decreased $17,748,000 in fiscal
1995. The closing of the Easton store in August 1994 decreased sales by $11,600,000. In addition, same store sales decreased by .7% due to the effects of new competitive entries, continued sluggishness in the economy and comparison to a prior year period that included higher promotional spending.

	Gross margin as a percentage of sales increased in fiscal 1996 and 1995 due to aggressive buying practices and an improved mix of sales in high margin departments.

	Operating and administrative expenses in fiscal 1996 increased by .2 as a percentage of sales. This increase was due to higher rent, snow removal and credit card processing costs. These increases were partially offset by a decline in payroll costs. Operating and administrative expenses in fiscal
1995 declined by .3 as a percentage of sales. This improvement was due to lower payroll and coupon costs, partially offset by increased supply costs. Payroll costs declined, despite an increase in pay rate per hour, due to a reduction in same store hours worked.

 Interest expense decreased in 1996 due to lower variable interest rates and lower average debt levels outstanding. Interest expense increased in 1995 due to higher variable interest rates.

	During fiscal 1996, the Company sold the property of a store previously closed in Maplewood for $1,238,000, net of certain costs. A gain before taxes in the amount of $952,000 was realized on this sale. Fiscal 1995 results include a charge to operations in the amount of $200,000 in connection with the closing of the Easton store and a loss of $300,000 for disposal costs in connection with the closing of the Morristown store.

	Net income was $2,006,000 in fiscal 1996 compared to $578,000 in fiscal 1995.
This improvement is primarily attributable to the increase in gross margins in fiscal 1996 and the gain on the sale of the Maplewood store.


Management's Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

LIQUIDITY AND CAPITAL RESOURCES

	Current liabilities exceeded current assets by $10,885,000, $3,755,000 and $4,100,000 at the end of fiscal 1996, 1995 and 1994, respectively. Working capital ratios at the same dates were .76, .91 and .90 to one, respectively.
The decline in working capital at July 27, 1996 is primarily the result of the Company discontinuing its previous policy of borrowing funds at the end of each quarter to maintain the current ratio required in one of its debt agreements. That agreement has been amended to delete the current ratio maintenance requirement. The Company's working capital needs are reduced by its high rate of inventory turnover (twenty-one times in fiscal 1996) and because the warehousing and distribution arrangements accorded to the Company as a member of Wakefern permit it to minimize inventory levels and sell most merchandise before payment is required.

	Capital expenditures in 1996 were $9,754,000. The major expenditure was the expansion and remodeling of the Absecon store. The remainder of capital expenditures included the acquisition of land and soft costs expended for a future store. The Company has budgeted approximately $17,000,000 for capital expenditures in fiscal 1997. Planned expenditures include the expansion and remodeling of the Livingston, Chester and Stroudsburg stores and the purchase of land for a future store.

	The Company has historically financed capital expenditures through cash provided by operations supplemented by borrowings. Aggregate capital expenditures for the three years ended July 27, 1996 were $22,316,000. During the same period of time, net long-term borrowings decreased by $12,796,000.
The ability to finance expansion through operational cash flow is reflected in the ratio of long-term debt to total capitalization which is currently
32.8% compared with 42.6% three years ago.

	The Company's primary source of liquidity during fiscal 1997 is expected to be operating cash flow, a mortgage from the seller of a property for a future store, equipment financing and borrowings under a credit facility. The
Company is currently in the process of replacing its $12,000,000 revolving loan credit facility, which expires on March 31, 1997, with a larger facility.
At July 27, 1996, the Company had borrowed $4,000,000 under the present facility. The Company was in full compliance with all terms and restrictive covenants of all debt agreements at July 27, 1996 and expects to be in compliance for the remaining term of these agreements.

RECENT ACCOUNTING PRONOUNCEMENTS

	In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This
Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets.
This Statement requires that an asset to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Based on a preliminary review, the Company does not expect a material impact from adopting the provisions of SFAS No. 121 in the fiscal year ending July 26, 1997.

	In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a method of accounting for stock compensation plans based on fair value of employee stock options and similar equity instruments. Companies are permitted to continue using the current method of accounting for stock compensation but are required to disclose pro forma net income and earnings per share as if the fair value method of SFAS
No. 123 has been used to measure compensation cost. The Company is currently reviewing which method of adoption it will utilize in fiscal 1997.


Consolidated Balance Sheets

                                               July 27,       July 29
                                                1996           1995
                        ASSETS
CURRENT ASSETS
   Cash and cash equivalents                  $ 3,244,139   $ 9,655,284
   Merchandise inventories                     25,118,238    24,179,034
   Patronage dividend receivable                2,483,382     2,682,880
   Miscellaneous receivables                    2,946,577     2,677,519
   Income taxes receivable                             --       459,873
   Prepaid expenses                               615,943       629,639

       Total current assets                    34,408,279    40,284,229

PROPERTY, EQUIPMENT AND FIXTURES, at cost
   less accumulated depreciation and
   amortization                                71,355,893    69,916,128

OTHER ASSETS
   Investment in related party, at cost        10,174,339     9,819,818
   Goodwill, net                               10,605,171    10,871,452
   Other intangibles, net                       2,537,501     2,791,250
   Receivables and other assets                 1,981,307     1,891,680

      Total other assets                       25,298,318    25,374,200

TOTAL ASSETS                                 $131,062,490  $135,574,557

                LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current portion of long-term debt:
      Mortgages and notes payable            $  4,670,067  $  4,711,734
      Capitalized lease obligations               367,563       368,675
   Accounts payable to related party           24,616,188    25,583,821
   Accounts payable and accrued expenses       14,603,081    12,602,904
   Deferred income taxes                          442,529       771,948
   Income taxes payable                           593,836            --

      Total current liabilities                45,293,264    44,039,082

LONG TERM DEBT, less current portion:
   Mortgages and notes payable                 16,938,894    24,608,961
   Capitalized lease obligations                9,875,994    10,243,557

      Total long-term debt                     26,814,888    34,852,518

DEFERRED INCOME TAXES                           3,947,559     3,681,883

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Preferred stock, no par value:
     Authorized 10,000,000 shares,
     none issued                                      --            --
   Class A common stock, no par value:
     Authorized 10,000,000 shares,
     issued 1,762,800 shares                  18,129,472    18,129,472
   Class B common stock, no par value:
     Authorized 10,000,000 shares, issued
     and outstanding 1,594,076 shares          1,034,679     1,034,679
   Retained earnings                          42,027,631    40,021,926
   Less treasury stock, Class A, at cost
     (447,000 shares)                         (6,185,003)   (6,185,003)

      Total shareholders' equity              55,006,779    53,001,074

TOTAL LIABILITY AND SHAREHOLDERS' EQUITY    $131,062,490  $135,574,557

Consolidated Statements of Operations

                                                  Years Ended
                                  July 27,        July 29,        July 30,
                                    1996            1995            1994
SALES                          $688,632,405     $677,321,821    $695,070,272
COST OF SALES                   518,251,470      511,451,057     525,983,044

GROSS MARGIN                    170,380,935      165,870,764     169,087,228

OPERATING AND ADMINISTRATIVE
  EXPENSE                       155,846,171      152,008,710     157,983,230
DEPRECIATION AND AMORTIZATION
  EXPENSE                         8,554,703        8,618,374       8,785,917

OPERATING INCOME                  5,980,061        5,243,680       2,318,081

INTEREST EXPENSE, net of
   interest income of $88,574,
   $58,488 and $103,126           3,615,667        4,030,535       3,900,248
GAIN (LOSS) ON DISPOSAL OF ASSETS   942,125         (300,438)       (354,523)

INCOME (LOSS) BEFORE INCOME TAXES
   AND CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE              3,306,519          912,707      (1,936,690)
PROVISION (BENEFIT) FOR INCOME
   TAXES                          1,300,814          335,000        (730,000)

INCOME (LOSS) BEFORE CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE    2,005,705          577,707      (1,206,690)

CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING FOR INCOME TAXES           --               --         400,000

NET INCOME (LOSS)                $2,005,705        $ 577,707     $  (806,690)

NET INCOME (LOSS) PER SHARE:
INCOME (LOSS) BEFORE CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE         $.69             $.20           $(.42)

CUMULATIVE EFFECT OF ACCOUNTING
   CHANGE                                --               --             .14

NET INCOME (LOSS)                      $.69             $.20           $(.28)

Consolidated Statements of Shareholders' Equity

                              Years Ended July 27,1996,
                            July 29,1995 and July 30,1994

                     Class A             Class B
                   Common Stock        Common Stock

                                                         Retained    Treasury
              Shares     Amount    Shares     Amount     Earnings      Stock
Balance
July 31,1993 1,758,800 $18,126,876 1,598,076 $1,037,275 $40,250,909 $(6,185,003)

Net Loss           --          --        --         --    (806,690)         --

Conversion
of shares       4,000       2,596    (4,000)    (2,596)         --          --

Balance
July 30,1994 1,762,800 $18,129,472 1,594,076 $1,034,679 $39,444,219 $(6,185,003)

Net Income         --          --        --         --     577,707          --

Balance
July 29,1995 1,762,800 $18,129,472 1,594,076 $1,034,679 $40,021,926 $(6,185,003)

Net Income         --          --        --         --   2,005,705          --

Balance
July 27,1996 1,762,800 $18,129,472 1,594,076 $1,034,679 $42,027,631 $(6,185,003)

Consolidated Statements of Cash Flows

                                                    Years Ended
                                       July 27,1996 July 29,1995  July 30,1994
CASH FLOWS FROM OPERATING
ACTIVITIES
  Net Income (loss)                    $ 2,005,705   $  577,707    $ (806,690)
    Adjustments to reconcile net
    income (loss) to net cash provided
    by operating activities:
      Cumulative effect of
        accounting change                       --           --      (400,000)
      Depreciation and amortization      8,554,703    8,618,374     8,785,917
      Deferred taxes                      (135,744)     (71,000)     (911,000)
      Provision to value inventories
        at LIFO                            473,537      344,878       656,346
      Gain (loss) on disposal of assets   (942,125)     300,438       354,523
      Changes in assets and liabilities:
        (Increase) decrease in
          merchandise inventories       (1,412,741)     749,238       316,394
        Decrease in patronage
          dividend receivable              199,498       99,590       167,793
        (Increase) decrease in miscel-
          laneous receivables             (269,058)    (775,149)    2,339,377
        (Increase) decrease in prepaid
          expenses                          13,696      (49,515)      (11,109)
        Decrease in income taxes
          receivable                       459,873      411,440       253,458
        (Increase) decrease in other
          assets                          (105,577)    (269,478)      606,376
        Increase (decrease) in accounts
          payable to related party        (967,633)   1,636,438       546,851
        Increase (decrease) in accounts
          payable and accrued expenses   2,000,177      272,723    (2,191,982)
        Increase (decrease) in income
          taxes payable                    665,837           --      (264,394)

    Net cash provided by operating
      activities                        10,540,148   11,845,684     9,441,860

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                  (9,754,268)  (6,588,356)   (5,973,814)
  Investment in related party             (354,521)    (403,944)     (361,328)
  Proceeds (expenditures) from
    disposal of assets                   1,237,905     (295,687)       87,303

      Net cash used in investing
      activities                        (8,870,884)  (7,287,987)   (6,247,839)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term
    debt                                        --    3,000,000    14,000,000
  Principal payments of long-term debt  (8,080,409)  (5,148,577)  (16,567,312)

      Net cash used in financing
      activities                        (8,080,409)  (2,148,577)   (2,567,312)

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                      (6,411,145)   2,409,120       626,709

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                      9,655,284    7,246,164     6,619,455

CASH AND CASH EQUIVALENTS,
  END OF YEAR                         $  3,244,139  $ 9,655,284   $ 7,246,164

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations
  	Village Super Market, Inc. (the "Company") operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer - owned food cooperative in the United States.

Principles of consolidation
  	The consolidated financial statements include the accounts of Village Super
Market, Inc. and its subsidiary, which is wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year
  	The Company and its subsidiary utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 1996, 1995 and 1994 contain 52 weeks.

Industry segment
  	The Company consists of one operating segment, the retail sale of food and non-food products.

Reclassifications
  	Certain amounts have been reclassified in the 1995 and 1994 consolidated financial statements to conform to the 1996 presentation.

Cash and cash equivalents
  	Cash and cash equivalents includes interest-bearing, overnight deposits with
Wakefern in the amount of $6,900,000 at July 29, 1995.

Merchandise inventories
  	Merchandise inventories are carried at cost, which is not in excess of market. Cost is determined as follows:
      Grocery and non-foods --  last-in, first-out (LIFO) (retail less departmental gross profit mark-up).
      Meat and all other perishables --  first-in, first-out (FIFO).
      Dairy, frozen foods and liquor --  FIFO (retail less departmental gross profit mark-up).

Property, equipment and fixtures
  	Property, equipment and fixtures are recorded at cost. Interest cost incurred to finance construction is capitalized as part of such cost. Renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred.

  	Depreciation is provided on a straight-line basis over estimated useful lives of thirty years for buildings, ten years for store fixtures and equipment, and three years for vehicles. Leasehold improvements are amortized over the shorter of the related lease terms or the economic lives of the related assets.

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

Goodwill
  	Goodwill arising after October 31, 1970 is being amortized over forty years.
The Company does not amortize goodwill amounting to approximately $2,900,000 acquired prior to October 31, 1970 since, in management's opinion, the value of such intangibles has not diminished. Accumulated amortization of goodwill amounted to $2,806,810 and $2,540,530 at July 27, 1996 and July 29, 1995,
respectively. The Company regularly assesses the recoverability of unamortized amounts of goodwill utilizing relevant cash flow and profitability information.  The assessment of the recoverability of unamortized amounts will be impacted if estimated future operating cash flows are not achieved.

Other intangibles
  	Other intangibles include the fair value of a favorable lease and trademarks acquired in a business acquisition. Other intangibles are being amortized over
20 years. Accumulated amortization of other intangibles amounted to
$2,537,499 and $2,283,749 at July 27, 1996 and July 29, 1995, respectively.

Income taxes
  	Effective August 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates in effect.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net income (loss) per share
	Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of all common shares outstanding during the periods presented which was 2,909,876 in 1996, 1995 and 1994. Stock options are not included in the calculation as their inclusion would be anti-dilutive or would not result in a material dilution of net income (loss) per share.

Use of estimates
	In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements. Actual results could differ from those estimates.

Fair value of financial instruments
	Statement of Financial Accounting Standards No. 107, "Disclosures About Fair
Value Of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, miscellaneous receivables, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's short- and long-term mortgages and notes payable approximates the fair value based on the current rates available to the
Company for similar instruments.  As the Company's investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company's cost, it is not practicable to estimate the fair value of such stock.

NOTE 2 - INVENTORIES

	Merchandise inventories are comprised as follows:

                                         July 27,          July 29,
                                           1996              1995
       Last-in, first-out (LIFO)      $16,688,387       $15,947,436
       First-in, first-out (FIFO)       8,429,851         8,231,598

                                      $25,118,238       $24,179,034

	If the FIFO method of inventory accounting had been used rather than LIFO, inventories would have been $7,286,067 and $6,812,530 higher than reported in 1996 and 1995, respectively.

NOTE 3 - PROPERTY, EQUIPMENT AND FIXTURES

	Property, equipment and fixtures are comprised as follows:

                                              July 27,           July 29,
                                                1996               1995
      Land and buildings                   $ 48,254,838       $ 42,905,665
      Store fixtures and equipment           58,909,615         57,170,376
      Leasehold improvements                 16,018,075         15,628,759
      Leased property under capital leases   13,024,838         13,700,599
      Vehicles                                  845,942            780,925
      Construction in progress                1,795,141          1,685,065

                                           $138,848,449       $131,871,389
         Less accumulated depreciation
           and amortization                  67,492,556         61,955,261

      Property, equipment and fixtures-net $ 71,355,893       $ 69,916,128

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 - RELATED PARTY INFORMATION
	The Company's investment in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is less than 20% of the outstanding shares of Wakefern. The investment is pledged as collateral for any obligations to Wakefern. In addition, this obligation is personally guaranteed by the principal shareholders of the Company. The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request the Wakefern Stockholder Agreement be terminated.

	The Company's merchandise payments to Wakefern approximated $498,982,000, $484,491,000 and $490,447,000 during fiscal years 1996, 1995 and 1994, respectively. Wakefern distributes as a "patronage dividend" to each member a share of earnings of Wakefern in proportion to the dollar volume of business done by the member with Wakefern during the year. Patronage dividends, which are recorded as a reduction of cost of sales, amounted to $7,500,000, $8,223,000 and $7,702,000 in 1996, 1995 and 1994, respectively.

 Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. As a result, the Company is required to invest approximately $467,000 over approximately the next two years. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

NOTE 5 - MORTGAGES AND NOTES PAYABLE

                                                 July 27,         July 29,
                                                   1996             1995
Term loans, interest at 8.49% payable
  monthly, principal payable in monthly
  installments of $55,555 with a final
  principal payment of $5,555,556 due
  April 1, 2001                               $ 8,666,667      $ 9,333,333
Revolving credit note                           4,000,000        7,000,000
Senior unsecured notes, interest at
  9.91% payable quarterly, due in
  annual installments through
  August 15, 1997                               3,100,000        5,600,000
Mortgage note, interest at 10.19%
  payable semi-annually, due in three
  equal annual installments beginning
  December 1, 1997, collateralized by
  certain land and buildings                    4,000,000        4,000,000
Notes payable, interest at prime minus
  1.5%, payable in monthly installments
  through January 1998, collateralized
  by certain equipment                          1,842,294        3,387,362

                                               21,608,961       29,320,695

Less current portion                            4,670,067        4,711,734

Noncurrent maturities                         $16,938,894      $24,608,961


Aggregate principal maturities of mortgages and notes as of July 27, 1996 are as follows:

              Year ending July:
                    1997         $4,670,067
                    1998          2,938,891
                    1999          2,000,000
                    2000          6,000,000
                    2001          5,999,999

	On March 29, 1994 the Company entered into a new loan agreement with two banks.
The agreement consists of a $10,000,000 term loan and a $12,000,000 revolving loan. The $12,000,000 revolving loan, which can be used for any purpose except new store construction, matures March 31, 1997 and carries interest at prime plus .5 %. The $4,000,000 outstanding, at July 27, 1996 has been classified as long-term debt in accordance with the Company's intention to refinance this obligation on a long-term basis.

	At July 27, 1996 the Company was in compliance with all terms and restrictive covenants of all debt agreements. These agreements contain restrictive covenants which, among other matters, specify total debt levels, maintenance of net worth, interest coverage ratios, fixed charge coverage ratios, limitation on payment of dividends and limitation of capital expenditures.

	Interest paid amounted to $3,750,151, $4,073,646 and $4,095,616 in 1996,
1995 and 1994, respectively.


Notes to Consolidated Financial Statements
(Continued)

NOTE 6 - INCOME TAXES
	The components of the provision (benefit) for income taxes are:

                                     1996          1995         1994
    Federal:
      Current                    $  883,713     $ 175,000    $ 181,000
      Deferred                      119,653        69,000     (787,000)
    State:
      Current                       552,845       231,000            -
      Deferred                     (255,397)     (140,000)    (124,000)

                                 $1,300,814     $ 335,000    $(730,000)

	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                  July 27,      July 29,      July 30,
                                    1996          1995          1994
  Deferred tax liabilities
  Tax over book depreciation     $5,502,748    $5,794,712    $5,978,030
  Patronage dividend receivable     991,863     1,071,542     1,118,205
  Other                             553,842       573,616       365,064

  Total deferred tax liabilities  7,048,453     7,439,870     7,461,299

  Deferred tax assets:
  Amortization of capital leases  1,747,238     1,684,158     1,637,252
  Tax credits and loss carry
    forwards                        202,035       858,503     1,381,647
  Other                             709,092       443,378       432,068

  Total deferred tax assets       2,658,365     2,986,039     3,450,967

  Net deferred tax liability     $4,390,088    $4,453,831    $4,010,332

	A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized.
Accordingly, no valuation allowance was deemed to be required at July 27,
1996 and July 29, 1995.

	The effective income tax rate differs from the statutory federal income tax rate as follows:

                                         1996        1995        1994
 Statutory federal income tax rate       34.0%       34.0%       (34.0%)
 Targeted jobs tax credit                (3.3)      (14.5)        (4.2)
 Amortization of intangibles              2.7        10.6          4.7
 State income taxes, net of federal
   tax benefit                            5.9         6.6         (4.2)

 Effective income tax rate               39.3%       36.7%       (37.7%)

	The Company has approximately $242,000 of alternative minimum tax credits that may be carried forward indefinitely.

	Income taxes paid amounted to approximately $769,580 and $192,000 in 1996 and 1994, respectively. No income taxes were paid in 1995.


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

	Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consisted of the following at July 27, 1996:

                                               Capital          Operating
                                               Leases             Leases
                           1997             $ 1,918,476        $ 3,498,503
                           1998               1,924,186          3,421,054
                           1999               1,932,180          3,428,342
                           2000               1,943,595          3,430,448
                           2001               1,858,744          3,310,660
                           Thereafter        16,458,304         28,829,248

  Minimum lease payments                     26,035,485        $45,918,255
  Less amount representing interest          15,791,928

  Present value of minimum lease payments   $10,243,557

	The following schedule shows the composition of total rental expense under operating leases for the following periods:

                                         1996         1995         1994
                Minimum rentals       $3,429,223   $3,138,751   $3,353,487
                Contingent rentals       537,593      533,774      750,728

                                      $3,966,816   $3,672,525   $4,104,215

Related party leases
	The Company currently leases three supermarkets and its office facility from realty firms partly or wholly-owned by officers of the Company. The Company paid aggregate rentals under these leases, including minimum rent and contingent rent, of approximately $1,136,000, $1,128,000 and $1,215,000 for fiscal years 1996, 1995 and 1994, respectively. In addition, three supermarkets are leased from partnerships in which the Company is a partner.

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

	The Company has an Incentive and Nonstatutory Stock Option Plan under which both incentive and nonstatutory options to purchase up to 150,000 shares of the Company's Class A common stock may be granted to officers and employees of the Company as designated by the Board of Directors. The plan requires incentive stock options to be granted at an exercise price equalling the fair market value of the Company's stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non-
statutory options may be granted at an exercise price less than market value.
All options granted to date are at an exercise price equal to the fair value at the date of grant.  All options outstanding at July 27, 1996 expire on
December 6, 1997.  There were no transactions in fiscal 1996, 1995 and 1994.
There are 130,000 options outstanding and exercisable at an average price of $8.00 at July 27, 1996.

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

	Net periodic pension cost for the three plans included the following components:

                                           1996       1995       1994
 Service cost                            $484,461   $486,332   $365,414
 Interest cost on projected benefit
   obligation                             466,819    402,909    380,587
 Return on plan assets                   (637,724)  (444,026)  (152,604)
 Net amortization and deferral            157,823      7,836   (232,055)

 Net periodic pension cost               $471,379   $453,051   $361,342

 The funded status of the three pension plans is reconciled to accrue pension cost as follows:

                                                   July 27,     July 29,
                                                     1996         1995
 Plan assets at fair value                        $6,275,380   $5,303,778

 Actuarial present value of benefit obligations:
   Vested benefits                                 5,570,363    4,301,071
   Non-vested benefits                                92,875      421,911

     Accumulated benefit obligations               5,663,238    4,722,982
 Effect of future increases in compensation
  levels                                           1,035,459      827,812

     Projected benefit obligation                  6,698,697    5,550,794

 Projected benefit obligation in excess
  of plan assets                                    (423,317)    (247,016)
 Unrecognized prior service cost                     348,021      390,987
 Unrecognized net loss                               523,478      307,465
 Remaining unrecognized net asset at
  July 25, 1987 (amortized over 15 to 18 years)     (373,424)    (435,869)
 Additional liability                               (292,038)    (296,318)

      Accrued pension cost                        $ (217,280)  $ (280,751)

 Plan assets are invested principally in government securities, common stocks and mutual funds.

 Assumptions used in determining the net fiscal 1996, 1995 and 1994 periodic pension cost were:

      Assumed discount rate                              8 to 8.5%
      Assumed rate of increase in compensation levels    4%
      Expected rate of return on plan assets             8 to 8.5%

	The Company also participates in several multiemployer pension plans for which the 1996, 1995 and 1994 contributions were $1,748,000, $1,785,000 and
$1,814,000, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

	The Company is under contract to purchase a tract of land on which it plans to construct a superstore. Costs incurred related to this project are included in construction in progress as the Company believes such costs will be recoverable from the development of the property.

	The Company's general liability insurer, InsureRite, Ltd., a Wakefern affiliated company, can make premium calls for premiums paid for the years ended December 1, 1993 and December 1, 1994. Based on advice from the insurer, the Company has recorded liabilities for the estimated premium calls.

	The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that insurance coverage is adequate and final disposition should not materially affect the consolidated financial position of the Company.


Independent Auditors' Report

The Board of Directors and Shareholders
Village Super Market, Inc.:

	We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiary as of July 27, 1996 and July 29, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 27, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiary at July 27, 1996 and July 29, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended July 27, 1996 in conformity with generally accepted accounting principles.

	As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Statement of
Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of
August 1, 1993.


KPMG PEAT MARWICK LLP
Short Hills, New Jersey
September 30, 1996



Stock Price and Dividend Information

	The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Stock Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal year indicated.

                        Class A Stock

                      High          Low
 1996
   4th Quarter        10            7-1/2
   3rd Quarter        8-1/2         7
   2nd Quarter        7-3/4         6-3/4
   1st Quarter        8             6-7/8

 1995
   4th Quarter        8             6-3/4
   3rd Quarter        7-3/4         6-3/4
   2nd Quarter        8             6-3/4
   1st Quarter        8-1/2         7

	As of September 27, 1996, there were 525 holders of record of the Company's
Class A common stock.

	No dividends were paid during fiscal 1996 and 1995.



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