Form 10-K, Exhibit 13
period 2000-07-29
VILLAGE SUPER MARKET INC
filed 2000-10-25
CIK 103595

The Company

Village Super Market, Inc. operates a chain of 23 ShopRite supermarkets, 16 of which are located in northern New Jersey, 1 in northeastern Pennsylvania and 6 in the southern shore area of New Jersey.

Village is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative in the United States.

Village's business was founded in 1937 by Nicholas and Perry Sumas and has continued to be principally owned and operated under the active management of the Sumas family.

Contents

Letter to Shareholders                                    2

Selected Financial Data                                   3

Unaudited Quarterly Financial Data                        3

Management's Discussion and Analysis of
     Financial Condition and Results of Operations        4

Consolidated Balance Sheets                               7

Consolidated Statements of Operations                     8

Consolidated Statements of Shareholders' Equity           9

Consolidated Statements of Cash Flows                    10

Notes to Consolidated Financial Statements               11

Independent Auditors' Report                             20

Stock Price and Dividend Information                     20

Corporate Directory                       Inside back cover


Dear Fellow Shareholders

     Our goal when this year began was to build on the achievements of the previous few years. We are pleased to report Village Super Market once again achieved record sales and net income in fiscal 2000. Sales increased 4.6% to $803 million. Net income was $8.4 million, a 35% increase, excluding a special charge in fiscal 1999. Net income per diluted share was $2.76. The substantial increase in net income was due to a 2.9% increase in same store sales and improved gross margin percentages.
     Capital expenditures were $13.3 million in fiscal 2000.
We remodeled the recently acquired Vineland store, purchased land for a store in Garwood and purchased equipment for a replacement store in West Orange. The 67,000 square feet West
Orange superstore opened on August 10, 2000. Our West Orange customers now enjoy our Power Alley format, which features a wide assortment of perishable products, including our Bistro Street prepared food kiosks.
     In September 1999, Village issued $30 million of unsecured notes at 8.12% and also obtained a $15 million revolving credit facility. The strength of Village's balance sheet and the cash raised from these financings provide us with adequate resources for the planned investments of the next few years. We recently started construction of a superstore in Garwood, New Jersey. We plan to build a superstore in Hammonton, New Jersey in 2001.
     Village's and Wakefern's continued investment in advanced retail technologies has enabled us to design and offer various target marketing programs. Two recent examples of using the ShopRite Price Plus card to reach specific customers and engender loyalty are our Baby Bucks and ShopRite Kid's Club programs.
     Baby Bucks is a customer loyalty program that rewards customers who purchase certain baby products. Accumulate 50
Baby Bucks and a $5 discount is automatically deducted from your order. This program has substantially increased sales of baby products to an important demographic group.
     Recently we introduced the ShopRite Kids Club for children ages 6 to 12. This vendor supported program creates a sweepstakes entry each time certain products are purchased. Monthly prizes include computers, big screen televisions and family vacations.
     Our markets have always been highly competitive and we expect that to continue. We intend to continue satisfying our customer's needs by offering high quality products at consistently low prices, providing outstanding service, creating unique marketing initiatives, and expanding and remodeling our stores. We feel this is the best way to continue our success and to serve our shareholders, customers and associates well in the years ahead.

James Sumas,                       Perry Sumas,
Chairman of the Board              President

                 Selected Financial Data
(Dollars in thousands except per share and sq. ft. data)

                       July 29,    July 31,    July 25,    July 26,    July 27,
                        2000        1999        1998        1997        1996
For year
 Sales                $803,360    $768,139    $703,684    $688,861    $688,632
 Net income (1)          8,426       4,722       4,007       2,074       2,006
 Net income per
  share - basic (1)       2.81        1.59        1.36         .71         .69
 Net income per
  share - diluted (1)     2.76        1.55        1.34         .71         .69
 Cash dividends
   per share
 Class A                   --          --          --          --          --
 Class B                   --          --          --          --          --

At year end
 Total assets          173,924     149,555     138,508     132,764     131,062
 Long-term
  obligations
  including
  capital leases        42,507      27,204      25,700      24,027      26,815
 Working capital
  (deficit)             11,256      (7,197)     (9,682)    (12,607)    (10,885)
 Shareholders'
  equity                75,152      66,477      61,568      57,081      55,007
 Book value per share    24.94       22.24       20.73       19.62       18.90

Other data
 Same store
  sales increase          2.9%        6.0%        2.4%        1.0%        1.7%
 Total square feet   1,182,000   1,182,000   1,093,000   1,093,000   1,084,000
 Average total sq.
  ft. per store         51,000      51,000     50,000       50,000      47,000
 Selling square feet   934,000     934,000    866,000      866,000     860,000
 Sales per average
  square foot of
  selling space              859       866        811          803         809
 Number of stores             23        23         22           22          23
 Sales per average
  number of stores        34,878     34,506    31,929       31,178      29,941
   Capital expenditures   13,312      7,084     9,956        8,593       9,754

             Unaudited Quarterly Financial Data
      (Dollars in thousands except per share amounts)

                      First     Second     Third    Fourth     Fiscal
                     Quarter    Quarter   Quarter   Quarter     Year
2000
 Sales              $195,413   $210,681  $193,655  $203,611   $803,360
 Gross margin         51,211     55,019    49,943    53,316    209,489
 Net income            2,030      2,529     1,079     2,788      8,426
 Net income per
  share - diluted      $.67        $.83      $.35      $.91      $2.76

1999
 Sales             $178,058    $192,633  $182,096  $215,352   $768,139
 Gross margin        45,117      49,048    46,814    55,475    196,454
 Net income           1,180       1,225       885     1,432      4,722
 Net income per
  share - diluted      $.39        $.40      $.29      $.47      $1.55


(1) Net income in fiscal 1999 is presented after giving effect to a special charge of $2,600,000 related to litigation. See Note 11 to the consolidated financial statements.


      Management's Discussion and Analysis of Financial
           Condition and Results of Operations

RESULTS OF OPERATIONS
The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

                                     July 29,     July 31,    July 25,
                                       2000         1999        1998
Sale                                  100.00%      100.00%     100.00%
Cost of sales                          73.92        74.42       75.04

Gross margin                           26.08        25.58       24.96
Operating and administrative
 expense                               22.98        22.79       22.45
Depreciation and amortization
 expense                                1.02         1.00        1.07
Special charge                           --           .34          --
Operating income                        2.07         1.45        1.44
Interest expense (net)                   .41          .41         .44
Gain on disposal of assets               .06           --          --
Income before income taxes              1.72%        1.04%       1.00%


     Sales were $803,360,000 in fiscal 2000, an increase of $35,221,000, or 4.6% from the prior year. Fiscal 2000 sales were $28,376,000 higher due to the acquisition of the Vineland store during the fourth quarter of fiscal 1999. Same store sales increased 2.9% in fiscal 2000. Offsetting these increases was a reduction in sales of approximately $14,000,000 as fiscal 2000 contained 52 weeks compared to 53 weeks in fiscal 1999. Sales were $768,139,000 in fiscal 1999, an increase of $64,454,000, or
9.2% from the prior year. Same store sales increased 6.0% in fiscal 1999. The primary reason for the substantial increase in same store sales was the introduction of double coupons in northern
New Jersey on September 6, 1998. Sales increased by approximately $14,000,000 as fiscal 1999 contained 53 weeks. Also, the acquisition of a store in Vineland, New Jersey during the fourth quarter contributed $8,100,000 to fiscal 1999 sales.
     Gross margin as a percentage of sales increased in fiscal
2000 in most selling departments. In addition, gross margin improved due to rebates received for the acquired Vineland store. Gross margin as a percentage of sales increased in fiscal 1999 in most selling departments. This is in part due to a reduction in sale item penetration as a result of offering double coupons.
     Operating and administrative expenses increased as a percentage of sales in fiscal 2000. This increase is a result of increased credit card processing costs, professional fees and a charge to account for the anticipated disposal of a store. Operating and administrative expenses increased as a percentage of sales in fiscal 1999. This increase was a result of the increased costs associated with the doubling of manufacturer's coupons. These increases were partially offset by lower payroll and fringe benefit costs as a percentage of sales.
     Depreciation and amortization expense increased in fiscal 2000 primarily due to accelerated depreciation of the West Orange store assets as the store was replaced in August 2000.
     Interest expense (net) increased in fiscal 2000 due to higher debt levels outstanding partially offset by increased interest income earned on higher cash balances. Interest expense was similar in fiscal 1999 compared to fiscal 1998 as slightly higher debt levels were offset by slightly lower interest rates.
     Fiscal 2000 includes a gain on the sale of real estate of a previously closed store in Easton, PA in the amount of $492,000.
Fiscal 1999 results include a special charge in the amount of $2,600,000 related to litigation in connection with a contract to purchase property for a new superstore. This is more fully described in footnote 11 to the consolidated financial statements.
     The Company reduced its effective income tax rate to 39.0% in fiscal 2000 as compared to 41.2% in fiscal 1999 through tax planning initiatives.

LIQUIDITY AND CAPITAL RESOURCES
     Current assets exceeded current liabilities by $11,256,000 at July 29, 2000 compared to current liabilities exceeding current assets by $7,197,000 and $9,682,000 at the end of fiscal 1999 and 1998, respectively. Working capital ratios at the same dates were 1.21, .87 and .80 to one, respectively. The Company's working capital needs are reduced by its high rate of inventory turnover (twenty times in fiscal 2000) and because the warehousing and distribution arrangements accorded to the Company as a member of Wakefern permit it to minimize inventory levels and sell most merchandise before payment is required.
     On September 16, 1999, the Company completed the sale of $30,000,000 of 8.12% unsecured Senior Notes. At the same time, the Company entered into a $15,000,000 unsecured revolving credit agreement. These two debt agreements replaced the $6,667,000 term loan and a $24,000,000 revolving credit facility, both of which were secured by substantially all of the Company's assets.
     During fiscal 2000, operating cash flow of $13,634,000 and net borrowings of $14,859,000 were used to fund capital expenditures of $13,312,000 and to increase cash balances by $15,950,000. The principal capital expenditure projects were the purchase of land in Garwood, NJ for a new superstore, the remodel of the Vineland store and a portion of the cost of the replacement store in West Orange.
     During fiscal 1999, operating cash flow of $15,197,000 and additional borrowings of $5,931,000 were used to fund capital expenditures and an acquisition in the aggregate amount of $11,884,000, make debt principal payments of $5,108,000 and increase cash balances by $4,093,000. The Company acquired all the assets of an existing ShopRite in Vineland, NJ in May 1999 for $3,500,000 plus the cost of inventory. The acquisition of this 67,000 square foot leased store was financed in part by a $3,500,000 loan secured by the equipment and fixtures of the store. Capital expenditures in fiscal 1999 were $7,084,000. A substantial amount of capital expenditures related to the expansion and remodel of the Livingston store.
     The Company has budgeted approximately $16 million for capital expenditures in fiscal 2001. Planned expenditures include leasehold improvements and equipment for the replacement store in West Orange, NJ (opened in August 2000), the construction and equipment for a new superstore in Garwood, NJ and the start of a major remodel. The Company's primary sources of liquidity in fiscal 2001 are expected to be cash on hand at July 29, 2000 and operating cash flow.

YEAR 2000
     In prior years, the Company discussed its plans to become year 2000 ready. The Company experienced no material year 2000 system problems and anticipates no future problems.

Recent Accounting Pronouncements
     At a recent FASB Emerging Issues Task Force ("EITF") meeting, a consensus was reached with respect to the issue "Accounting for Certain Sales Incentives" including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that results in a reduction of the price paid by the customer should be netted against revenue and not classified as a marketing expense. The Company currently records coupons in operating and administrative expense, and upon implementation in fiscal 2001 will reclassify current and prior period coupon expense as a reduction of sales. Coupon expense was $18,365,000, $17,459,000 and $10,017,000 in fiscal 2000, 1999 and
1998, respectively. The implementation of this EITF consensus will affect classification in the consolidated statements of operations, but will not have any effect on the Company's net income.

Impact of Inflation and changing prices
     Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

Forward-Looking Statements
     This annual report to shareholders contains "forward-looking statements" within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. Such potential risks and uncertainties include, without limitation, local economic conditions, competitive pressures from the Company's operating environment, the ability of the Company to maintain and improve its sales and margins, the ability to attract and retain qualified associates, the availability of new store locations, the liquidity of the Company on a cash flow basis, and other risk factors detailed herein and in other filings of the Company.

                  Consolidated Balance Sheets

                                        July 29,              July 31,
                                         2000                  1999
     ASSETS
CURRENT ASSETS
 Cash and cash equivalents           $ 25,721,033         $  9,771,422
 Merchandise inventories               31,032,737           29,923,306
 Patronage dividend receivable          2,200,646            1,728,076
 Miscellaneous receivables              5,255,095            3,728,862
 Deferred income taxes                         --              522,243
 Prepaid expenses                         650,514              596,117

  Total current assets                 64,860,025           46,270,026

PROPERTY, EQUIPMENT AND FIXTURES,
 at cost less accumulated
 depreciation and amortization         80,628,090           75,306,887

OTHER ASSETS
 Investment in related party,
  at cost                              11,050,816           10,698,402
 Goodwill, net                         10,946,301           11,286,581
 Other intangibles, net                 1,522,501            1,776,251
 Receivables and other assets           4,916,228            4,217,071

  Total other assets                   28,435,846           27,978,305

                                     $173,923,961         $149,555,218

               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Current portion of long-term debt:
 Notes payable                       $  1,272,686         $  1,670,901
 Capitalized lease obligations            432,412              478,744
 Accounts payable to related party     28,633,470           27,086,025
 Accounts payable and accrued
  expenses                             23,156,465           23,495,791
 Income taxes payable                     109,200              735,822

  Total current liabilities            53,604,233           53,467,283

LONG-TERM DEBT, less current
 portion:
 Notes payable                         34,746,847           19,011,286
 Capitalized lease obligations          7,760,163            8,192,575

  Total long-term debt                 42,507,010           27,203,861

DEFERRED INCOME TAXES                   2,660,429            2,407,018

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Preferred stock, no par value:
  Authorized 10,000,000 shares,
  none issued                                 --                    --
 Class A common stock, no par value:
  Authorized 10,000,000 shares,
  issued 1,762,800 shares              18,129,472           18,129,472
 Class B common stock, no par value:
  Authorized 10,000,000 shares,
  issued and outstanding
  1,594,076 shares                      1,034,679            1,034,679
 Retained earnings                     60,739,316           52,408,700
 Less treasury stock, Class A,
  at cost (343,400 shares at
  July 29, 2000 and 368,300
  shares at July 31, 1999)             (4,751,178)          (5,095,795)

   Total shareholders' equity          75,152,289           66,477,056

                                     $173,923,961         $149,555,218

See notes to consolidated financial statements.

                Consolidated Statements of Operations

                                          Years Ended
                            July 29,      July 31,       July 25,
                             2000           1999          1998
SALES                    $803,359,626   $768,138,686    $703,684,315
COST OF SALES             593,870,652    571,684,669     528,076,028

GROSS MARGIN              209,488,974    196,454,017     175,608,287

Operating and
 administrative
 expense                  184,619,826    175,059,944    157,953,508
 Depreciation and
 amortization expense       8,204,456      7,648,644      7,516,182
SPECIAL CHARGE                --           2,600,000             --

Operating Income           16,664,692     11,145,429     10,138,597

Interest expense, net
 of interest income of
 $797,688, $55,812
 and $20,817                3,333,114     3,116,442       3,122,199
Gain on Disposal
 of ASSETS                    492,155           --               --

INCOME BEFORE INCOME
 TAXES                     13,823,733     8,028,987       7,016,398
PROVISION FOR INCOME
 TAXES                      5,397,487     3,307,010       3,009,032


NET INCOME             $    8,426,246  $   4,721,977  $    4,007,366

NET INCOME PER
 SHARE:
     Basic                      $2.81         $1.59           $1.36
     Diluted                    $2.76         $1.55           $1.34

See notes to consolidated financial statements.


               Consolidated Statements of Shareholders' Equity

                        Years Ended July 29, 2000,
                      July 31, 1999 and July 25, 1998


                    Class A                  Class B
                 Common Stock             Common Stock

                                                         Retained      Treasury
                 Shares     Amt       Shares       Amt    Earnings       Stock
Balance,
 July 26,
 1997     1,762,800  $18,129,472  1,594,076  $1,034,679 $44,101,565$(6,185,003)

Net
 Income      --            --          --           --    4,007,366         --

Exercise
 of 60,000
stock
options      --            --          --           --    (350,400)      830,400

Balance,
 July 25,
 1998      1,762,800 $18,129,472  1,594,076  $1,034,679 $47,758,531$(5,354,603)

Net Income       --           --        --          --    4,721,977         --

Exercise
 of 18,700
 stock options    --          --        --          --      (71,808)   258,808

Balance,
 July 31,
 1999      1,762,800 $18,129,472  1,594,076  $1,034,679 $52,408,700 $(5,095,795)

Net
 Income         --           --         --          --    8,426,246          --

Exercise
 of
 24,900
 stock
 options       --           --          --          --      (95,630)    344,617


Balance,
 July 29,
 2000     1,762,800 $18,129,472  1,594,076  $1,034,679 $60,739,316 $(4,751,178)

See notes to consolidated financial statements.


                 Consolidated Statements of Cash Flows

                                                Years Ended
                                  July 29, 2000   July 31, 1999  July 25, 1998
CASH FLOWS FROM
 OPERATING ACTIVITIES
 Net income                        $8,426,246       $4,721,977    $4,007,366
  Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Depreciation and
    amortization                    8,204,456        7,648,644     7,516,182
   Deferred taxes                     359,654         (975,857)     (388,201)
   Provision to value
    inventories at LIFO               193,758          593,182       136,410
   Gain on disposal of assets        (492,155)             --             --
   Changes in assets and
    liabilities:
    (Increase) in merchandise
     inventories                   (1,303,189)      (2,667,901)   (1,849,047)
   (Increase) decrease in
     patronage
    dividend receivable              (472,570)         240,595        80,025
   (Increase) in miscellaneous
     receivables                   (1,526,233)        (312,403)     (147,786)
   (Increase) decrease in
     prepaid expenses                 (54,397)          36,229         6,479
   (Increase) in receivables
     and other assets                (699,157)         (1,500)        (69,117)
    Increase (decrease) in
     accounts payable to
     related party                  1,547,445        (284,317)        229,635
    Increase (decrease)
     in accounts payable
     and accrued expenses           (339,326)        5,913,183        565,134
    Increase (decrease)
     in income taxes payable        (210,622)          285,428      (327,264)

   Net cash provided by
    operating activities           13,633,910       15,197,260      9,759,816

CASH FLOWS FROM INVESTING
  ACTIVITIES
 Capital expenditures             (13,312,329)     (7,084,284)     (9,956,270)
 Acquisition of Vineland store             --      (4,800,000)             --
 Investment in related party         (352,414)       (230,785)       (117,000)
 Proceeds from disposal of assets     872,855              --               --

 Net cash used in investing
  activities                      (12,791,888)    (12,115,069)    (10,073,270)

CASH FLOWS FROM FINANCING
  ACTIVITIES
 Proceeds from issuance of
  long-term debt                   30,000,000        5,931,000       5,500,000
 Proceeds from exercise
  of stock options                    248,987          187,000         480,000
 Principal payments of
  long-term debt                  (15,141,398)      (5,107,620)     (4,257,514)

 Net cash provided by
  financing activities             15,107,589        1,010,380       1,722,486

NET INCREASE IN CASH AND
  CASH EQUIVALENTS                 15,949,611        4,092,571       1,409,032

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                 9,771,422        5,678,851       4,269,819

CASH AND CASH EQUIVALENTS,
  END OF YEAR                     $25,721,033       $9,771,422       $5,678,851

Supplemental disclosures
 of cash payments made for:
  Interest                        $3,315,784        $3,163,477       $3,172,692
  Income taxes                    $5,248,456        $4,080,631       $3,754,586

See notes to consolidated financial statements.


                 Notes to Consolidated Financial Statements

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
     Village Super Market, Inc. (the "Company") operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer- owned food cooperative in the United States.
     On May 9, 1999, the Company acquired all the assets of an existing supermarket in Vineland, New Jersey from Wakefern for $3,500,000 plus the cost of inventory. The transaction was financed in part by a $3,500,000 loan. The acquisition has been accounted for using the purchase method and, accordingly, the assets acquired, liabilities assumed, and results of operations are included in the consolidated financial statements from the date of acquisition.
The purchase price was allocated to the underlying assets and liabilities based on their fair values, with the excess recorded as goodwill.

Principles of consolidation
     The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year
     The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 1999 contains 53 weeks. Fiscal 2000 and 1998 contain 52 weeks.

Industry segment
     The Company consists of one operating segment, the retail sale of food and non-food products.

Revenue recognition
     Merchandise sales are recognized at the point of sale.

Cash and cash equivalents
     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Included in cash at July 29, 2000 is $15,291,000 of demand deposits invested at Wakefern.

Merchandise inventories
     Merchandise inventories are carried at cost, which is not in excess of market. Cost is determined as follows:
     Grocery and non-foods -- last-in, first-out (LIFO) (retail less departmental gross profit mark-up).
     Meat and all other perishables -- first-in, first-out (FIFO). Dairy and frozen foods -- FIFO (retail less departmental gross profit mark-up).

Property, equipment and fixtures
     Property, equipment and fixtures are recorded at cost. Interest cost incurred to finance construction is capitalized as part of such cost. Renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred.
     Depreciation is provided on a straight-line basis over estimated useful lives of thirty years for buildings, ten years for store fixtures and equipment, and three years for vehicles. Leasehold improvements are amortized over the shorter of the related lease terms or the economic lives of the related assets.
     When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in the consolidated financial statements.

Store opening and closing costs
     All store opening costs are expensed as incurred. Provisions are made for losses resulting from store closings at the time a decision to close a store is made. This includes items such as future lease payments, net of expected sublease recovery, and charges to reduce assets to net realizable value.

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

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill
     Goodwill resulting from the acquisition of the Vineland store in fiscal 1999 is being amortized over twenty years. Goodwill arising after October 31, 1970 and before fiscal 1999 is being amortized over forty years. The Company does not amortize goodwill amounting to approximately $2,900,000 acquired prior to October 31, 1970 since, in management's opinion, the value of such intangibles has not diminished. Accumulated amortization of goodwill amounted to $3,965,680 and $3,625,400 at July 29, 2000 and July 31, 1999, respectively. The Company regularly assesses the recoverability of unamortized amounts of goodwill utilizing relevant cash flow and profitability information. The assessment of the recoverability of unamortized amounts will be impacted if estimated future operating cash flows are not achieved.

Other intangibles
     Other intangibles include the fair value of a favorable lease and trademarks acquired in a business acquisition. Other intangibles are being amortized over 20 years. Accumulated amortization of other intangibles amounted to $3,552,499 and $3,298,749 at July 29, 2000 and July 31, 1999, respectively.

Income taxes
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates
     In conformity with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
     Cash and cash equivalents, miscellaneous receivables, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's short- and long-term notes payable approximates the fair value based on the current rates available to the Company for similar instruments. As the Company's investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company's cost, it is not practicable to estimate the fair value of such stock.

Impairment of long-lived assets
     The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of undiscounted estimated future cash flow expected to result from the use of the asset is less than the carrying value.

Net income per share
     During 1998, the Company adopted SFAS No. 128, "Earnings Per
Share." This statement requires the presentation of both basic and diluted net income per share. The number of common shares outstanding for calculation of net income per share is as follows:

                                    2000         1999         1998
Weighted average shares
 outstanding - basic             3,001,493    2,975,233    2,949,860
Dilutive effect of employee
 stock options                      49,905       63,789       35,657
Weighted average
 shares outstanding - diluted    3,051,398    3,039,022    2,985,517

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements
     At a recent FASB Emerging Issues Task Force ("EITF") meeting, a consensus was reached with respect to the issue "Accounting for Certain Sales Incentives" including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that results in a reduction of the price paid by the customer should be netted against revenue and not classified as a marketing expense. The Company currently records coupons in operating and administrative expense, and upon implementation in fiscal
2001 will reclassify current and prior period coupon expense as a reduction of sales. Coupon expense was $18,365,000, $17,459,000 and $10,017,000 in fiscal 2000, 1999 and 1998, respectively.
The implementation of this EITF consensus will affect classification in the consolidated statements of operations, but will not have any effect on the Company's net income.


NOTE 2 -- INVENTORIES

Merchandise inventories are comprised as follows:

                                          July 29,         July 31,
                                            2000             1999
  Last-in, first-out (LIFO)             $20,466,364      $19,920,327
  First-in, first-out (FIFO)             10,566,373       10,002,979

                                        $31,032,737      $29,923,306

     If the FIFO method of inventory accounting had been used rather
than LIFO, inventories would have been   $8,501,980 and $8,308,222
higher than reported in fiscal 2000 and 1999, respectively.

NOTE 3 -- PROPERTY, EQUIPMENT AND FIXTURES

Property, equipment and fixtures are comprised as follows:

                                           July 29,        July 31,
                                            2000            1999
  Land and buildings                      $53,191,318     $49,410,698
  Store fixtures and equipment             66,087,959      61,495,302
  Leasehold improvements                   28,809,897      26,544,421
  Leased property under capital leases     11,268,667      11,268,667
  Construction in progress                  1,667,345            --
  Vehicles                                  1,202,773       1,139,066

                                          162,227,959     149,858,154
  Less accumulated depreciation
   and amortization                        81,599,869      74,551,267

  Property, equipment and fixtures
   -- net                                 $80,628,090     $75,306,887

NOTE 4 -- RELATED PARTY INFORMATION
     The Company's investment in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is less than 20% of the outstanding shares of Wakefern. The investment is pledged as collateral for any obligations to Wakefern. In addition, this obligation is personally guaranteed by the principal shareholders of the Company. The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify
Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. The Company also has an investment of less than
 20% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides the Company with liability and property insurance coverage.
     The Company purchases substantially all of it's merchandise from Wakefern. Wakefern distributes as a "patronage dividend" to each member a share of earnings of Wakefern in proportion to the dollar volume of business done by the member with Wakefern during the year. Patronage dividends, which are recorded as a reduction of cost of sales, amounted to $8,658,000, $7,419,000 and $7,489,000 in fiscal 2000, 1999 and 1998, respectively.
     Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern up to a maximum of $550,000. As a result, the Company is required to invest $2,235,000 in installments over approximately the next seven years. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

NOTE 5 -- NOTES PAYABLE

                                             July 29,        July 31,
                                              2000            1999
Senior notes payable (a)                  $30,000,000     $        --
Notes payable, interest at
 4.39% to 7.90%, payable in monthly
Installments through December 2005,
 collateralized by certain equipment       6,019,533        7,282,189
Term loan, principal payable in
 monthly installments, interest
 at 8.35% (a)                                    --         6,666,666
Revolving credit notes (a)                       --         6,400,000
Mortgage note, interest at 10.19%                --           333,332

                                          36,019,533       20,682,187

Less current portion                       1,272,686        1,670,901

Noncurrent maturities                    $34,746,847      $19,011,286

Aggregate principal maturities of notes payable as of July 29, 2000 are as follows:

          Year ending July:
               2001          $ 1,272,686
               2002            1,322,894
               2003            1,374,224
               2004            5,314,843
               2005            5,130,215

     (a) On September 16, 1999, the Company issued $30,000,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semi-annually.
The principal is due in equal annual installments beginning September 16, 2003.
     On September 16, 1999, the Company also entered into an unsecured revolving loan agreement in the amount of $15,000,000. This agreement expires in three years, with two one-year extensions available if exercised by both parties. The revolving credit line can be used for any purpose except new store construction. Indebtedness under this agreement bears interest at the prime rate or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio.
     At July 29, 2000, the Company was in compliance with all terms and covenants of all debt agreements. These agreements contain restrictive covenants which, among other matters, specify total debt levels, maintenance of net worth, fixed charge coverage ratios, limitation on payment of dividends and limitation of capital expenditures.
     The revolving loan agreement provides a maximum commitment for letters of credit of $3,000,000 ($1,636,000 outstanding at July 29, 2000) to secure obligations for the Company's self-insured workers' compensation claims and for construction performance guarantees to municipalities.
     Concurrent with the closing of the above two loan agreements, the Company paid off the balances outstanding on the term loan and the revolving credit notes listed above and those loan agreements were terminated. The terminated loan agreements were secured by substantially all the Company's assets. At July 31, 1999, the interest rate on the revolving credit notes was 8.25%.

NOTE 6 -- INCOME TAXES
The components of the provision for income taxes are:

                      2000              1999               1998
Federal:
 Current           $4,653,754        $3,267,396        $2,623,462
 Deferred             196,583          (721,444)         (282,065)
State:
 Current              384,079         1,015,471           773,771
 Deferred             163,071          (254,413)         (106,136)

                   $5,397,487        $3,307,010        $3,009,032

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                       July 29,          July 31,
                                         2000              1999
Deferred tax liabilities:
 Tax over book depreciation          $4,455,098         $4,528,034
 Patronage dividend receivable          780,024            690,194
 Other                                  613,862            553,387

 Total deferred tax liabilities       5,848,984          5,771,615

Deferred tax assets:
 Amortization of capital leases       1,523,150          1,753,762
 Accrual for special charges            830,000          1,020,000
 Other                                  835,405          1,113,078

 Total deferred tax assets            3,188,555          3,886,840

 Net deferred tax liability          $2,660,429         $1,884,775

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 29, 2000 and July 31, 1999.

     The effective income tax rate differs from the statutory federal income tax rate as follows:

                                       2000         1999         1998
 Statutory federal income tax rate     35.0%        34.0%        34.0%
 Amortization of intangibles             .7          1.1          1.3
 State income taxes, net of federal
  tax benefit                           2.6          6.3          6.3
 Other                                   .7          (.2)         1.3

 Effective income tax rate             39.0%        41.2%        42.9%


NOTE 7 -- LONG-TERM LEASES

Description of leasing arrangements
     The Company conducts a major part of its operations from leased facilities, with the majority of initial lease terms ranging from 20 to 30 years. All of the Company's leases expire through fiscal 2059.
     Most of the Company's leases contain renewal options of five years each. These options enable the Company to retain the use of facilities in desirable operating areas. Management expects that in the normal course of business, most leases will be renewed or replaced by other leases. The Company is obligated under all leases to pay for real estate taxes, utilities and liability insurance, and under certain leases to pay additional amounts based on maintenance, insurance and a percentage of sales in excess of stipulated amounts.
     Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consisted of the following at July 29, 2000:

                                              Capital          Operating
                                              Leases             Leases
                   2001                     $ 1,737,544        $ 5,184,649
                   2002                       1,688,376          4,674,823
                   2003                       1,688,376          4,412,084
                   2004                       1,688,376          4,196,302
                   2005                       1,699,796          4,014,214
                   Thereafter                 9,349,980         63,813,813
Minimum lease payments                       17,852,448        $86,295,885
Less amount representing interest             9,659,873
Present value of minimum lease payments     $ 8,192,575

     The following schedule shows the composition of total rental expense under operating leases for the following periods:

                             2000             1999              1998
  Minimum rentals        $4,554,604        $3,882,620        $3,795,635
  Contingent rentals        974,926           865,500           670,337

                         $5,529,530        $4,748,120        $4,465,972

Related party leases
     The Company currently leases three supermarkets and its office facility from realty firms partly or wholly-owned by officers of the Company. The Company paid aggregate rentals under these leases, including minimum rent and contingent rent, of approximately $1,243,000, $1,242,000 and $1,191,000 for fiscal years 2000, 1999 and 1998 respectively. In addition, two supermarkets are leased from partnerships in which the Company is a partner.
     The Company leases the Vineland store from Wakefern, the previous owner, under a sublease agreement which provides for annual rent of $650,000.

NOTE 8 -- COMMON STOCK

     Class A common stock has one vote per share and is entitled to cash dividends as declared 54% greater than those paid on the Class B common stock. Class B common stock has ten votes per share. Class B common stock is not transferrable except to another holder of Class B common stock or by will or under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Company approving the transfer. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock.
     The 1987 Incentive and Non-Statutory Stock Option Plan authorized
150,000 shares of the Company's Class A common stock to be granted to officers and employees of the Company. All options granted under this plan were at an exercise price equal to the fair value at the date of grant.
There are no options currently outstanding under this plan.
     The 1997 Incentive and Non-Statutory Stock Option Plan provides for the granting of options or stock appreciation rights to purchase up to 250,000 shares of the Company's Class A common stock by officers, employees and directors of the Company as designated by the Board of Directors. The
Plan requires incentive stock options to be granted at exercise prices equal to the fair market value of the Company's stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non-statutory options may be granted at an exercise price less than market value. All options granted to date were at market value and are exercisable up to 10 years from the date of the grant.

  The following table summarizes option activity for the following periods:

                                2000                1999              1998
                           Shares  Wtd Avg    Shares  Wtd Avg    Shares Wtd Avg
                                   Exercise           Exercise          Exercise
                                   Price              Price             Price
Outstanding at begin
  of year                  205,300  $10.05    219,000  $10.00    130,000  $8.00
Granted                      4,000   13.00      5,000   12.85    219,000  10.00
Exercised                  (24,900)  10.00    (18,700)  10.00    (60,000)  8.00
Cancelled                       --      --         --      --    (70,000)  8.00
Outstanding at end of yr   184,400  $10.14     205,300 $10.05    219,000 $10.00
Options exercisable at
  end of year              180,400  $10.08     200,300 $10.00    103,000 $10.00


     At July 29, 2000, the weighted-average remaining contractual life of outstanding options was 7.3 years and the exercise prices ranged from $10.00 to $13.00.
     The Company has adopted the disclosure only provisions of SFAS No.
123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applied APB Opinion 25's intrinsic value method of accounting for stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee may pay to acquire the stock. As all stock options have been granted at fair market value at the date of grant, no compensation expense has been recorded in the Company's consolidated financial statements.
     If the Company had elected to recognize compensation costs based on the fair value of the options granted as prescribed by SFAS No. 123, fiscal 2000, 1999 and 1998 results would be reduced to the following pro forma amounts: net income - $8,412,000, $4,604,000 and $3,475,000; net income per share, basic - $2.80, $1.55 and $1.18; and net income per share, diluted - $2.76, $1.51 and $1.16. The fair value of options granted was estimated at $3.57 using the Black-Scholes Option Pricing Model with the following assumptions used for fiscal 2000, 1999 and 1998 grants: risk-free interest rate of 6.0%; expected life of 6 years; expected dividend rate of zero; and expected volatility of 20.9%.

NOTE 9 -- PENSION PLANS

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

     Net periodic pension cost for the three plans included the following components:

                                     2000          1999          1998
Service cost                       $523,532      $610,517    $  592,441
Interest cost on projected
 benefit obligation                 712,678       614,941       562,615
Expected return on plan assets     (881,218)     (804,656)   (1,441,535)
Net amortization and deferral       (12,052)      (14,150)      755,835

Net periodic pension cost          $342,940      $406,652      $469,356

     The changes in benefit obligations and the reconciliation of the funded status of the Company's plans to the consolidated balance sheets were as follows:

                                                 2000           1999
Change in Benefit Obligation:
 Benefit obligation at beginning of year      $9,614,137     $8,884,755
 Service cost                                    523,532        610,517
 Interest cost                                   712,678        614,941
 Benefits paid                                  (832,777)      (745,212)
 Actuarial loss                                  943,222        249,136
 Benefit obligation at end of year           $10,960,792     $9,614,137

Change in Plan Assets:
 Fair value of plan at beginning of year     $10,087,841     $9,074,481
 Actual return on plan assets                    416,780      1,140,863
 Employer contributions                          545,697        617,709
 Benefits paid                                  (832,777)      (745,212)
 Fair value of plan assets at end of year    $10,217,541    $10,087,841

 Fair value of plan assets greater (less)
  than benefit obligation                     $(743,251)      $473,704
 Unrecognized net (gain) loss                   760,664       (599,154)
 Prepaid (Accrued) pension cost                 $17,413      $(125,450)

Change in Prepaid (Accrued) Pension Cost:
 Accrued pension cost at beginning of year    $(125,450)     $(191,474)
 Net periodic pension cost                     (342,940)      (406,652)
 Additional liability                           (59,894)      (145,033)
 Contributions                                  545,697         617,709
 Prepaid (Accrued) pension cost at
  end of year                                   $17,413      $(125,450)


     Plan assets are invested principally in government securities, common stocks and mutual funds.

     Assumptions used in determining the net fiscal 2000, 1999 and 1998 periodic pension cost were as follows:

Assumed discount rate                                     7.25%
Assumed rate of increase in compensation levels              4%
Expected rate of return on plan assets              8.0 to 8.5%

     The Company also participates in several multiemployer pension plans for which the fiscal 2000, 1999 and 1998 contributions were $1,737,000, $1,586,000 and $1,722,000, respectively.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that the ultimate resolution of these legal proceedings should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 11 -- SPECIAL CHARGE

The Company recorded a charge to earnings of $2,600,000 in the fourth quarter of fiscal 1999 to reflect the impact of a court decision regarding the contract price of a property in Garwood and Westfield, New Jersey. This charge was taken as the Company did not believe the additions to the purchase price of the property as a result of the litigation were recoverable from the development of the superstore on this property.

In March 2000, the Company acquired only the property in Garwood for $4,585,000 as a final settlement with the property owner. Construction of a new superstore commenced in October 2000.

Independent Auditors' Report

The Board of Directors and Shareholders
Village Super Market, Inc.:

We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 29, 2000 and July 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 29, 2000 and July 31, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended July 29, 2000 in conformity with accounting principles generally accepted in the United States of America.


Short Hills, New Jersey
October 3, 2000



Stock Price and Dividend Information


The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol "VLGEA". The table below sets forth the high and low last reported sales price for the fiscal year indicated.

                        Class A Stock

                       High             Low
2000
  4th Quarter          14              12-1/2
  3rd Quarter          14-3/4          12-3/4
  2nd Quarter          14-1/4          12-7/8
  1st Quarter          15-3/4          12-1/8

1999
  4th Quarter          13              12-1/2
  3rd Quarter          14-1/2          12-1/2
  2nd Quarter          17-1/2          13
  1st Quarter          24-3/4          12-1/2


     As of September 29, 2000, there were 477 holders of record of the Company's Class A common stock.

     No dividends were paid during fiscal 2000 and 1999.


CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

PERRY SUMAS
     Chief Executive Officer and President; Director
JAMES SUMAS
     Chairman of the Board; Chief Operating Officer and Treasurer; Director
ROBERT SUMAS
     Executive Vice President and Secretary; Director
WILLIAM SUMAS
     Executive Vice President; Director
JOHN SUMAS
     Executive Vice President; Director
CAROL LAWTON
     Vice President and Assistant Secretary
KEVIN BEGLEY
     Chief Financial Officer
GEORGE J. ANDRESAKES
     Director
JOHN J. McDERMOTT
     Director
NORMAN CRYSTAL
     Director

EXECUTIVE OFFICES
     733 Mountain Avenue
     Springfield, New Jersey 07081

REGISTRAR AND TRANSFER AGENT
     First City Transfer Company
     P.O. Box 170
     Iselin, New Jersey 08330

AUDITORS
     KPMG LLP
     150 John F. Kennedy Parkway
     Short Hills, New Jersey 07078

FORM 10-K

Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request to:

Mr. Robert Sumas, Secretary
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081