Form 10-K, Exhibit 13
period 2003-07-26
VILLAGE SUPER MARKET INC
filed 2003-10-22
CIK 103595

VILLAGE SUPER MARKET, INC.
                             ANNUAL REPORT



Contents

Letter to Shareholders........................................................2

Selected Financial Data.......................................................3

Unaudited Quarterly Financial Data............................................3

Management's Discussion and Analysis of Financial Condition
          and Results of Operations...........................................4

Consolidated Balance Sheets...................................................9

Consolidated Statements of Operations........................................10

Consolidated Statements of Shareholders' Equity
         and Comprehensive Income............................................11

Consolidated Statements of Cash Flows........................................12

Notes to Consolidated Financial Statements...................................13

Independent Auditors' Report.................................................23

Stock Price and Dividend Information.........................................23

Corporate Directory...........................................Inside back cover





Dear Fellow Shareholders

  The supermarket industry has faced significant challenges the last two years. Consumer spending has remained constrained amid worries about a sluggish economy, rising unemployment and war. Locally, a total of seven store openings by competitors impacted our stores since the spring of 2002 and our market areas continued to be highly promotional. Despite these challenging conditions, we achieved solid results in fiscal 2003.

  Net income in fiscal 2003 was $11,100,000, or $3.54 per diluted share, a decline of 12% from the prior year. Sales increased 2.2% to $902,420,000. Same store sales increased 1.6%. Approximately half of the increase in same store sales resulted from substantial sales increases in the Garwood and Hammonton stores, which opened in fiscal 2002. The strong customer response to these stores has confirmed our store design emphasis on the Power Alley and to the increased display space committed to more diverse produce, international foods, and organic and natural foods.

  During fiscal 2003 we completed substantial interior remodels of the Egg Harbor, Hillsborough and Rio Grande stores. While each of these stores was already in excess of 60,000 total sq. ft., we invested in these renovations to freshen the appearance of the stores and to expand certain categories, such as natural foods, to reflect our customers changing needs.

  In September 2003, we began an 11,000 sq.ft. expansion and remodel of the Bernardsville store. In October, construction began on an 80,000 sq.ft. replacement store in Somers Point, which is scheduled to open in June 2004.

  We continue to leverage our investment in technology to improve the shopping experience of our customers through target marketing. We added a Continental OnePass miles program for Price Plus loyalty card members this year. We also initiated a Pet Bucks reward program and enhanced our Baby Bucks and Kid's Club loyalty programs.

  ShopRite was named the official supermarket of the New York Giants in October. Customers who purchase the products of sponsoring vendors will be eligible to win various prizes, including serving as honorary captain at a Giants home game.

  On June 20, 2003, the Board of Directors declared the first cash dividend since 1992. The Board of Directors decided to pay a dividend based on the recent tax law, our cash flow generation, and our strong financial condition. Class A shareholders received a semi-annual dividend of $.13 and Class B shareholders received $.08.

  In closing, we would like to thank all our associates for their diligent effort and imagination in identifying and satisfying the needs of our customers. We also would like to thank our fellow shareholders for their continued support and our customers for their patronage.

James Sumas,                    Perry Sumas,

Chairman of the Board           President







                            Selected Financial Data
            (Dollars in thousands except per share and square feet data)

                                      July 26,        July 27,        July 28,        July 29,        July 31,
For year                                2003            2002            2001            2000            1999
Sales                              $   902,420     $   883,337     $   820,627     $   784,995     $   750,680
Net income                              11,100          12,558           9,443           8,426           4,722
Net income per share - basic              3.60            4.11            3.13            2.81            1.59
Net income per share - diluted            3.54            4.00            3.08            2.76            1.55
Cash dividends per share
  Class A                                  .13              --              --              --              --
  Class B                                  .08              --              --              --              --

At year end
Total assets                           216,578         204,053         183,346         175,987         149,555
Long-term debt                          37,241          43,634          43,363          43,998          27,204
Working capital (deficit)               28,245          20,212          17,087          10,690          (7,197)
Shareholders' equity                   106,777          97,443          84,770          75,152          66,477
Book value per share                     34.56           31.69           27.97           24.94           22.24

Other data
Same store sales increase                  1.6%            4.3%            3.6%            2.9%            6.0%
Total square feet                    1,252,000       1,252,000       1,184,000       1,182,000       1,182,000
Average total sq. ft. per store         54,000          54,000          54,000          51,000          51,000
Selling square feet                    991,000         991,000         935,000         934,000         934,000
Sales per average square foot
  of selling space                         911             917             878             840             846
Number of stores                            23              23              22              23              23
Sales per average number
  of stores                             39,236          38,406          37,301          34,130          33,364
Capital expenditures                    10,851          20,767          15,070          13,312           7,084



                                      Unaudited Quarterly Financial Data
                             (Dollars in thousands except per share amounts)

                                    First      Second       Third      Fourth      Fiscal
                                   Quarter     Quarter     Quarter     Quarter        Year
2003
Sales                             $216,538    $233,911    $221,450    $230,521    $902,420
Gross profit                        54,033      57,891      55,169      58,271     225,364
Net income                           2,450       4,040       1,897       2,713      11,100
Net income per share - diluted    $    .78    $   1.28    $    .60    $    .87    $   3.54

2002
Sales                             $210,831    $230,636    $216,525    $225,345    $883,337
Gross profit                        52,516      57,536      53,671      57,920     221,643
Net income                           2,621       3,724       2,338       3,875      12,558
Net income per share - diluted    $    .84    $   1.19    $    .74    $   1.23    $   4.00








                   Management's Discussion and Analysis of Financial
                        Condition and Results of Operations

RESULTS OF OPERATIONS
The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

                                         July 26,   July 27,   July 28,
                                           2003       2002       2001
Sales                                      100.00%    100.00%    100.00%
Cost of sales                               75.03      74.91      75.51
                                           ------     ------     ------
Gross profit                                24.97      25.09      24.49
Operating and administrative expense        21.75      21.49      21.27
Depreciation and amortization                 .99        .91        .96
Non-cash impairment charge                     --        .07        .14
                                            -----      -----      -----
Operating income                             2.23       2.62       2.12
Income from partnerships                      .18         --         --
Interest expense, net                         .33        .37        .33
                                            -----      -----      -----
Income before income taxes                   2.08       2.26       1.79
Income taxes                                  .85        .83        .64
                                            -----      -----      -----
Net income                                   1.23%      1.42%      1.15%
                                            =====      =====      =====

         Sales were $902,420,000 in fiscal 2003, an increase of $19,083,000, or 2.2% from the prior year. Same store sales increased 1.6% in fiscal 2003. Same store sales include sales in the Garwood store beginning with the second quarter of fiscal 2003 and the Hammonton store beginning with the fourth quarter of fiscal 2003. Approximately half of the increase in same store sales in fiscal 2003 was attributable to improved sales in the Garwood and Hammonton stores after their inclusion in the same store sales calculation. Same store sales increased less in fiscal 2003 than in recent fiscal years due to substantial store openings by competitors near the Company's stores in fiscal 2003 and late fiscal 2002, a soft local economy and increased promotional activity in our marketplace. Sales were $883,337,000 in fiscal 2002, an increase of $62,710,000, or 7.6% from the prior year. On September 26, 2001, the Company opened a 59,000 sq. ft. store in Garwood, NJ. On March 6, 2002, the Company opened a 64,000 sq. ft. store in Hammonton, NJ. On February 5, 2002, the Company closed the 55,000 sq. ft. store in Ventnor, NJ. Same store sales increased 4.3% in fiscal 2002. Approximately 60% of the same store sales increase was attributable to improved sales in a replacement store opened two years ago and improved sales in the second half of fiscal 2002 from three stores in the general area of the closed Ventnor store. The opening of a competitor in the Ventnor location and four other competitive openings, affecting a total of eight Company stores, occurred in the fourth quarter of fiscal 2002.

         Gross profit as a percentage of sales decreased .12% in fiscal 2003 due to higher promotional spending in the current year and incentives received in fiscal 2002 in connection with the two store openings. These decreases were partially offset by improved product mix in fiscal 2003. Gross profit as a percentage of sales increased .60% in fiscal 2002 due to improved product mix, incentives received in connection with the two store openings, reduced LIFO charges and improved gross profit percentages in most departments. This improvement was partially offset by increased promotional spending.


         Operating and administrative expense increased .26% as a percentage of sales in fiscal 2003 primarily due to increased fringe benefit costs, increased debit/credit card processing fees and increased snow removal costs. Fringe benefit costs increased primarily due to higher required contributions to employee health and pension plans under union contracts. This trend of increased contributions to employee benefit plans under union contracts is expected to continue in fiscal 2004. In addition, rates charged by various utilities for electricity and gas will increase by an estimated 6% to 15% in fiscal 2004. Operating and administrative expense increased .22% as a percentage of sales in fiscal 2002 primarily due to increased fringe benefit costs. Fringe benefit costs increased due to contractual contribution increases to employee health and pension plans.

         Depreciation and amortization expense was $8,929,000, $8,002,000 and $7,875,000 in fiscal 2003, 2002 and 2001, respectively. Depreciation and amortization expense increased in fiscal 2003 due to a full year of depreciation on the substantial fixed asset additions placed in service in the prior fiscal year, partially offset by the discontinuance of depreciation on the closed Ventnor store. Depreciation expense increased in fiscal 2002 due to substantial fixed asset additions from the two new stores, partially offset by the discontinuance of depreciation on the closed Ventnor store and the discontinuance of goodwill amortization in fiscal 2002 (see Note 1).

         The Company recorded a non-cash impairment charge of $640,000 in fiscal 2002 to write off the book value of the equipment of the Ventnor store. Fiscal 2001 results include a non-cash impairment charge of $1,122,000 to write off the book value of a favorable sublease on the Ventnor store. The sublessor of this property rejected its lease in March 2001 pursuant to the U.S. Bankruptcy Code. Although the Company negotiated with the property owner to remain in this location under new lease terms, the Company's lease was terminated by the property owner. Therefore, the Ventnor store was closed on February 5, 2002.

         Fiscal 2003 income before income taxes includes $1,639,000 of distributions received from two partnerships in which the Company is a limited partner. The Company's ownership interests in these partnerships resulted from its leasing of supermarkets in two shopping centers. The Company remains a tenant in one of the shopping centers. The Company's accounting for these partnerships under the equity method had previously resulted in a zero investment balance in the consolidated financial statements.

         Interest expense, net was $2,982,000, $3,234,000 and $2,725,000 in fiscal 2003, 2002 and 2001, respectively. Interest expense, net decreased in fiscal 2003 due to the benefit of lower interest rates and reduced borrowing levels. Interest expense, net increased in fiscal 2002 due to lower interest income earned on cash balances invested due to lower interest rates. Fiscal 2002 included $171,000 of interest cost capitalized related to new store construction compared to $389,000 in fiscal 2001.

         The Company's effective income tax rate was 41.0%, 37.0% and 35.9% in fiscal 2003, 2002 and 2001, respectively. The effective income tax rate increased in fiscal 2003 due to enacted changes in state tax laws. The state tax law changes have resulted in the Company recording an additional current liability of $1,054,000 because the benefit of a tax planning strategy has not been recognized for financial reporting purposes. The effective income tax rate increased in fiscal 2002 due to enacted changes in state tax laws, partially offset by tax planning initiatives begun in the second half of fiscal 2002.




CRITICAL ACCOUNTING POLICIES

         Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment

         The Company reviews the carrying values of its long-lived assets, such as property, equipment and fixtures and intangibles subject to amortization, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset held for use to its carrying value. Goodwill is tested for impairment at the end of each fiscal year, or as circumstances dictate, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Statement 142. Since the Company's stock is not widely traded, management utilizes valuation techniques such as earnings multiples to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of the Company's one reporting unit exceeds its carrying value. Should the Company's carrying value of goodwill exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company's financial position and results of operations.

Patronage Dividends

         As a stockholder of Wakefern Food Corporation ("Wakefern"), the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend" (see Note 3). This dividend is based on a distribution of Wakefern's operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of business done by each member of Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales. The Company accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $3,633,602 and $2,196,219 at July 26, 2003 and July 27, 2002,
respectively.

Pension Plans

         The determination of the Company's obligation and expense for pension benefits is dependent, in part, on the Company's selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in
Note 8 and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially effect pension obligations and future expense.


         Based on the Company's review of market interest rates, the Company lowered the discount rate to 6.75% for fiscal 2003 compared to 7.25% for fiscal 2002. The fifty basis point reduction in the discount rate increased the projected benefit obligation as of July 26, 2003 by $1,139,000. Fiscal 2003 pension expense increased by $77,000 as a result of this change. Fiscal 2004 expense is expected to be approximately $1,300,000. The Company evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $24,830,000 in fiscal 2003 compared to $22,876,000 in fiscal 2002. This increase is due to a decrease in inventories in fiscal 2003 compared to an increase in inventories in fiscal 2002, the benefit of reduced quarterly income tax payments in fiscal 2003 from a tax receivable generated in fiscal 2002 and increased deferred taxes. These increased cash flows were partially offset by reduced net income in fiscal 2003, a decrease in accounts payable and accrued expenses in fiscal 2003 compared to an increase in fiscal 2002, and increased accrual for patronage dividends in fiscal 2003.

         During fiscal 2003, operating cash flow of $24,830,000 and proceeds from asset disposals of $4,006,000 (see related party transactions) were used to fund capital expenditures of $10,851,000, make debt payments of $3,080,000 and to increase cash on hand by $14,730,000. Major capital expenditures in fiscal 2003 included remodels of the Egg Harbor, Hillsborough and Rio Grande stores.

         Working capital was $28,245,000, $20,212,000 and $17,087,000 at July
26, 2003, July 27, 2002 and July 28, 2001, respectively. Working capital ratios at the same dates were 1.46, 1.36 and 1.33 to one, respectively. The Company's working capital needs are reduced since inventory is generally sold by the time payments to Wakefern and other suppliers are due. The working capital ratio increased in fiscal 2003 primarily due to the substantial increase in cash and cash equivalents, partially offset by the increase in current payments due on notes payable.

         Net cash provided by operating activities was $22,876,000 in fiscal 2002 compared to $19,653,000 in fiscal 2001. This increase is due to an improvement in net income and increased payables in fiscal 2002, offset by a larger increase in inventories in fiscal 2002. Both inventories and payables increased in fiscal 2002 due to two store openings, offset by one store closing. In addition, inventories increased to accommodate the rise in same store sales.

         During fiscal 2002, operating cash flow of $22,876,000 was used to fund capital expenditures of $20,767,000 and to increase cash on hand by $2,615,000. Major capital expenditures in fiscal 2002 included the construction and equipment for the new stores in Garwood and Hammonton. The Company borrowed $3,000,000 secured by equipment in fiscal 2002 and made principal payments on debt of $2,945,000.

         The Company has budgeted approximately $11,000,000 for capital expenditures in fiscal 2004. Planned expenditures include the expansion and remodel of the Bernardsville store and equipment for the Somers Point replacement store. The Company's primary sources of liquidity in fiscal 2004 are expected to be the cash on hand at July 26, 2003 and operating cash flow to be generated in fiscal 2004. In addition, the Company has available a $15,000,000 (none outstanding at July 26, 2003) unsecured revolving credit line, which expires September 16, 2004. The Company is currently negotiating a replacement revolving credit facility and expects to do so during fiscal 2004.

         At July 26, 2003, the Company was in compliance with all terms and covenants of both its unsecured revolving loan agreement and its unsecured senior note agreement. These agreements contain covenants which, among other matters, specify limitations on total debt levels, total liens, payments of dividends, stock repurchases, and capital expenditures. In addition, these agreements specify required levels of net worth and fixed charge coverage.

The table below presents significant contractual obligations of the Company at July 26, 2003:

                              Payments Due By Period

                        2004           2005           2006           2007           2008       Thereafter        Total
Long-term debt     $  6,233,903   $  6,229,065   $  5,506,588   $  5,388,074   $  4,860,338   $  8,571,430   $ 36,789,398
Capital leases     $  1,263,384   $  1,274,804   $  1,290,792   $  1,107,740   $    741,636   $  4,063,654   $  9,742,010
Operating leases   $  6,666,696   $  6,670,636   $  6,232,363   $  5,568,410   $  5,238,589   $ 67,569,717   $ 97,946,411
Notes payable to
  related party    $    832,796   $    711,901   $    680,940   $    680,750   $     91,000   $    150,868   $  3,148,255
                    -----------    -----------    -----------    -----------    -----------    -----------    -----------
                   $ 14,996,779   $ 14,886,406   $ 13,710,683   $ 12,744,974   $ 10,931,563   $ 80,355,669   $147,626,074
                    ===========    ===========    ===========    ===========    ===========    ===========    ===========

In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3) and to make contingent lease payments (see Note 6).




ADOPTION OF NEW ACCOUNTING STANDARDS

         The Company has one stock-based employee compensation plan, which is described in Notes 1 and 7. During fiscal 2003, the Company adopted the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation", prospectively in accordance with FASB Statement 148 to all employee awards granted, modified or settled after July 28, 2002. Prior to fiscal 2003, the Company accounted for its employee stock option plan under the recognition and measurement provisions of APB Opinion 25, "Accounting for Stock Issued to Employees". In accordance with the intrinsic value method of accounting for stock options under APB 25, no stock-based employee compensation cost is reflected in fiscal 2002 and 2001 net income, as all options granted had an exercise price equal to the fair value of the Company's stock at the date of grant. The following table illustrates the effect on net income and net income per share if the fair value based method had been applied to all awards in each period.

                                    July 26,           July 27,          July 28,
                                      2003               2002              2001
Net income, as reported           $11,099,708        $12,557,639        $9,443,302

Add: Stock-based employee
compensation expense
included in reported net
income, net of related
tax effects                            41,847                 --                --

Deduct: Total stock-based
employee compensation
expense determined under
fair value method for all
awards, net of related
tax effects                           (41,847)           (70,840)               --
                                   ----------         ----------         ---------
Pro forma net income              $11,099,708        $12,486,799        $9,443,302
                                   ==========         ==========         =========
Net income per share:
  Basic - as reported             $      3.60        $      4.11        $     3.13
  Basic - pro forma               $      3.60        $      4.08        $     3.13
  Diluted - as reported           $      3.54        $      4.00        $     3.08
  Diluted - pro forma             $      3.54        $      3.98        $     3.08


         Effective July 28, 2002, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The implementation of this statement had an immaterial effect on the consolidated financial statements of the Company.

         Effective July 28, 2002, the Company adopted the provisions of FASB Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. The implementation of this statement did not have any impact on the consolidated financial statements of the Company.


         In June 2002, the FASB issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and applies to any exit or disposal activities initiated after December 31, 2002. The implementation of this statement did not have any impact on the consolidated financial statements of the Company.

         In November 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with respect to EITF Issue 02-16, "Accounting for Consideration Given by a Vendor to a Customer." This consensus includes a presumption that cash consideration received by a customer from a vendor is to be treated as a reduction of cost of sales in the customer's income statement. As the Company already accounted for such consideration as a reduction of cost of sales, this EITF had no impact on the Company's consolidated financial statements.

         In May 2003, the FASB issued Statement 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires issuers to classify certain financial instruments within its scope as a liability because that financial instrument embodies an obligation of the issuer. The statement is effective for financial instruments entered into or modified after May 31, 2003, and for interim periods beginning after June 15, 2003. As the Company had no financial instruments within the scope of Statement 150 at July 26, 2003, the implementation of this statement did not have any impact on the consolidated financial statements of the Company.

         FASB Interpretation 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued by the FASB in November of 2002. FIN 45 addresses a guarantor's accounting for, and disclosure of, the issuance of some guarantees. The provisions of FIN 45 relating to initial recognition and measurement are effective on a prospective basis for guarantees issued or modified after December 31, 2002. These provisions did not have any impact on the consolidated financial statements in fiscal 2003.

OTHER MATTERS

         On November 22, 2000, Big V Supermarkets, Inc., then the largest member of the Wakefern Food Cooperative, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In addition, Big V announced its intention to depart from the Wakefern Cooperative. The Company's Form 10-K includes a comprehensive description of the Company's relationship with Wakefern and the rights and obligations of the Company and other members under the Wakefern Stockholder's Agreement. A decision by the U.S. Bankruptcy Court upheld that Big V would be required to pay substantial withdrawal fees to Wakefern to make up for the loss of volume to the cooperative in the event Big V departed from the Wakefern Cooperative. This matter was resolved on July 12, 2002, when Wakefern purchased substantially all of Big V's assets for $185 million in cash and assumed liabilities. The future performance of this Wakefern acquisition could materially impact the patronage dividends paid by Wakefern to the Company.


RELATED PARTY TRANSACTIONS

         The Company holds an investment in Wakefern, its principal supplier. The Company purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, the Company is required to purchase certain amounts of Wakefern common stock. At July 26, 2003, the Company's indebtedness to Wakefern for the outstanding amount of this stock subscription was $3,148,225. Wakefern distributes as a "patronage dividend" to each member a share of earnings of Wakefern in proportion to the dollar volume of business done by the member with Wakefern during the year. Additional information is provided in Note 3.

         At July 26, 2003 the Company had demand deposits invested at Wakefern in the amount of $30,918,000. These deposits earn the prime rate of interest less 2.5% or overnight money market rates.

         The Company leases the Vineland store from Wakefern at an annual rent of $700,000.

         On April 2, 2003, the Company sold the land and building currently occupied by the Somers Point, NJ store to an unrelated real estate investment trust (the "REIT") for $3,500,000 plus the reimbursement of certain costs. The Company's purpose in entering into this transaction was to provide for the development of an 80,000 sq. ft. replacement store in Somers Point with minimal cash outlay by the Company, and to ensure continued occupancy of the Springfield, NJ store and the Company's headquarters.

         The Company executed leases with the REIT for the replacement store in Somers Point and to continue occupancy of the current Somers Point store until the replacement store is constructed by the REIT. In addition, the Company executed long-term leases with the REIT for the Springfield store and the Company's headquarters, which were previously leased from a realty Company owned by certain officers of the Company (the "Realty Company"). The Company canceled its current leases with the Realty Company. The combined annual rents of these two new leases are approximately the same as the annual rents of the leases cancelled.

         As part of this transaction, the shareholders of the Realty Company sold their shares in the Realty Company to the REIT. The Realty Company's assets consist substantially of the Springfield store, the Company headquarters and undeveloped land in Somers Point upon which a 130,000 sq. ft. retail center is to be developed by the REIT. This transaction resulted in no net gain or loss to the Company. Although the transactions with the unrelated, publicly traded REIT were negotiated at arms-length, the Company's independent directors evaluated and approved these transactions for fairness due to the concurrent sale by the Realty Company, which was a related party.

         In addition, the Company leases a supermarket from a different realty firm partly-owned by officers of the Company. The Company paid aggregate rents to related parties under all the above leases, including minimum and contingent rent, of approximately $926,000, $1,096,000 and $1,152,000 in fiscal years 2003, 2002 and 2001, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

         Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced very little inflation or deflation in fiscal 2003.

FORWARD-LOOKING STATEMENTS

         This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events and results may vary significantly from those contemplated or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: local economic conditions; competitive pressures from the Company's operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company on a cash flow basis; the success of operating initiatives; consumer spending patterns; increased cost of goods sold, including increased costs from the Company's principal supplier, Wakefern; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in other filings of the Company.


                                   Consolidated Balance Sheets

                                                                                   July 26,         July 27,
                                                                                     2003             2002
                                          ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                      $  48,500,180    $  33,770,136
Merchandise inventories                                                           32,304,243       33,780,335
Patronage dividend receivable                                                      3,633,602        2,196,219
Other current assets                                                               5,206,849        6,861,678
                                                                               -------------     ------------
Total current assets                                                              89,644,874       76,608,368
                                                                               -------------     ------------
PROPERTY, EQUIPMENT AND FIXTURES, net                                             96,320,477       98,673,591

OTHER ASSETS
Investment in related party, at cost                                              15,875,332       13,663,449
Goodwill                                                                          10,605,021       10,605,021
Other assets                                                                       4,132,238        4,502,559
                                                                               -------------    -------------
Total other assets                                                                30,612,591       28,771,029
                                                                               -------------    -------------
                                                                               $ 216,577,942    $ 204,052,988
                                                                               =============    =============

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                                  $   6,233,903    $   2,094,816
Capitalized lease obligations                                                        663,458          543,724
Notes payable to related party                                                       832,796          422,760
Accounts payable to related party                                                 32,347,599       30,630,704
Accounts payable and accrued expenses                                             21,322,584       22,704,503
                                                                               -------------    -------------
Total current liabilities                                                         61,400,340       56,396,507
                                                                               -------------    -------------
LONG-TERM DEBT
Notes payable                                                                     30,903,033       36,769,449
Capitalized lease obligations                                                      4,022,802        5,899,360
Notes payable to related party                                                     2,315,459          965,333
                                                                               -------------    -------------
Total long-term debt                                                              37,241,294       43,634,142
                                                                               -------------    -------------
Other Liabilities                                                                 11,159,054        6,579,476
                                                                               -------------    -------------
COMMITMENTS AND CONTINGENCIES (notes 3, 4, 6, and 9)

SHAREHOLDERS' EQUITY
Preferred stock, no par value:
 Authorized 10,000,000 shares, none issued                                                --               --

Class A common stock, no par value:
 Authorized 10,000,000 shares, issued 1,762,800 shares                            18,535,275       18,411,012

Class B common stock, no par value:
 Authorized 10,000,000 shares, issued and outstanding
 1,594,076 shares                                                                  1,034,679        1,034,679
Retained earnings                                                                 93,239,313       82,517,249
Accumulated other comprehensive loss                                              (2,329,906)        (615,907)
Less treasury stock, Class A, at cost (267,600 shares
 at July 26, 2003 and 282,200 shares at July 27, 2002)                            (3,702,107)      (3,904,170)
                                                                               -------------    -------------
Total shareholders' equity                                                       106,777,254       97,442,863
                                                                               -------------    -------------
                                                                               $ 216,577,942    $ 204,052,988
                                                                               =============    =============

                                   Consolidated Statements of Operations

                                                                            Years Ended
                                                        July 26,              July 27,              July 28,
                                                          2003                  2002                  2001
SALES                                                $902,420,334          $883,337,175          $820,627,178

COST OF SALES                                         677,056,650           661,694,232           619,654,196
                                                     ------------          ------------          ------------
GROSS PROFIT                                          225,363,684           221,642,943           200,972,982

OPERATING AND ADMINISTRATIVE EXPENSE                  196,273,348           189,835,338           174,525,488

DEPRECIATION AND AMORTIZATION                           8,928,839             8,001,659             7,875,059

NON-CASH IMPAIRMENT CHARGE                                     --               640,000             1,122,000
                                                      -----------           -----------           -----------
OPERATING INCOME                                       20,161,497            23,165,946            17,450,435

INCOME FROM PARTNERSHIPS                                1,639,176                    --                    --

INTEREST EXPENSE, net of interest income of
$423,360, $573,879 and $1,007,511                       2,982,002             3,233,737             2,725,021
                                                      -----------           -----------           -----------
INCOME BEFORE INCOME TAXES                             18,818,671            19,932,209            14,725,414

INCOME TAXES                                            7,718,963             7,374,570             5,282,112
                                                     ------------          ------------          ------------
NET INCOME                                           $ 11,099,708          $ 12,557,639          $  9,443,302
                                                     ============          ============          ============

NET INCOME PER SHARE:
BASIC                                                $       3.60          $       4.11          $       3.13
DILUTED                                              $       3.54          $       4.00          $       3.08
                                                      ===========           ===========           ===========




                            Consolidated Statements of Shareholders' Equity
                                       and Comprehensive Income

                      Years Ended July 26, 2003, July 27, 2002 and July 28, 2001

                                                                                          Accumulated
                                  Class A                 Class B                           other                       Total
                                common stock            common stock          Retained  comprehensive    Treasury    shareholders'
                             Shares      Amount       Shares      Amount      earnings      loss          Stock        equity
Balance, July 29, 2000     1,762,800  $18,129,472   1,594,076  $ 1,034,679   $60,739,316           --   $(4,751,178)   $75,152,289

Net income                        --           --          --           --     9,443,302           --            --      9,443,302

Exercise of stock options         --           --          --           --       (66,816)          --       240,816        174,000
                           ---------   ----------   ---------    ---------    ----------     --------     ---------     ----------
Balance, July 28, 2001     1,762,800   18,129,472   1,594,076    1,034,679    70,115,802           --    (4,510,362)    84,769,591

Net income                        --           --          --           --    12,557,639           --            --     12,557,639

Other comprehensive loss -
  additional minimum pension
  liability, net of deferred
  tax benefit of $410,605         --           --          --           --            --     (615,907)           --       (615,907)
                                                                                                                        ----------
Comprehensive income                                                                                                    11,941,732
                                                                                                                        ----------
Exercise of stock options
  and related tax benefits        --      281,540          --           --      (156,192)          --       606,192        731,540
                           ---------   ----------    --------   ----------    ----------     --------     ---------     ----------
Balance, July 27, 2002     1,762,800   18,411,012   1,594,076    1,034,679    82,517,249     (615,907)   (3,904,170)    97,442,863

Net income                        --           --          --           --    11,099,708           --            --     11,099,708

Other comprehensive loss -
  additional minimum pension
  liability, net of deferred
  tax benefit of $1,142,666       --           --          --           --            --   (1,713,999)           --     (1,713,999)
                                                                                                                        ----------
Comprehensive income                                                                                                     9,385,709
                                                                                                                        ----------
Dividends                         --           --          --           --      (321,644)          --            --       (321,644)
Exercise of stock options
  and related tax benefits        --       82,416          --           --       (56,000)          --       202,063        228,479

Stock compensation expense        --       41,847          --           --            --           --            --         41,847
                           ---------   ----------   ---------   ----------    ----------   ----------    ----------    -----------
Balance, July 26, 2003     1,762,800  $18,535,275   1,594,076  $ 1,034,679   $93,239,313  $(2,329,906)  $(3,702,107)  $106,777,254
                           =========   ==========   =========   ==========    ==========   ==========    ==========    ===========


                                   Consolidated Statements of Cash Flows


                                                                        Years Ended
                                                      July 26, 2003    July 27, 2002     July 28, 2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                             $ 11,099,708     $ 12,557,639     $  9,443,302
Adjustments to reconcile net income to net
   cash provided by operating activities:
  Depreciation and amortization                           8,928,839        8,001,659        7,875,059
  Non-cash impairment charge                                     --          640,000        1,122,000
  Tax benefit from exercise of stock options                 82,416          281,540               --
  Non-cash stock compensation                                41,847               --               --
  Deferred taxes                                          3,094,448        2,028,270          308,664
  Provision to value inventories at LIFO                    349,962           53,345          806,993
Changes in assets and liabilities:
  (Increase) decrease in
    merchandise inventories                               1,126,130       (3,365,303)        (242,633)
  (Increase) decrease in patronage
    dividend receivable                                  (1,437,383)         (51,226)          55,653
  (Increase) decrease in other
    current assets                                        1,654,829       (1,587,480)         631,411
  (Increase) in other assets                               (267,764)        (286,774)        (454,049)
  Increase (decrease) in accounts
    payable to related party                              1,716,895        2,266,436         (269,202)
  Increase (decrease) in accounts payable
    and accrued expenses                                 (2,052,961)       1,918,912          (39,377)
  Increase in other liabilities                             493,295          419,009          415,363
                                                         ----------       ----------       ----------
       Net cash provided by operating activities         24,830,261       22,876,027       19,653,184
                                                         ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                    (10,850,560)     (20,766,878)     (15,069,721)
Proceeds from disposal of assets                          4,005,805               --               --
                                                         ----------       ----------       ----------
       Net cash used in investing activities             (6,844,755)     (20,766,878)     (15,069,721)
                                                         ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                         --        3,000,000        3,000,000
Proceeds from exercise of stock options                     146,063          450,000          174,000
Principal payments of long-term debt                     (3,079,881)      (2,944,577)      (2,322,932)
Dividends                                                  (321,644)              --               --
                                                          ---------        ---------        ---------
       Net cash provided by (used in)
       financing activities                              (3,255,462)         505,423          851,068
                                                          ---------        ---------        ---------
NET INCREASE IN CASH AND
  CASH EQUIVALENTS                                       14,730,044        2,614,572        5,434,531

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                      33,770,136       31,155,564       25,721,033
                                                         ----------       ----------       ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                 $ 48,500,180     $ 33,770,136     $ 31,155,564
                                                        ===========      ===========      ===========
Supplemental disclosures of cash payments made for:
     Interest (net of amounts capitalized)             $  3,462,064     $  3,903,585     $  3,748,819
     Income taxes                                      $  3,005,000     $  7,101,000     $  5,233,766

Noncash Supplemental disclosures:
     Investment in related party                       $  2,211,883     $    550,000               --






                              Notes to Consolidated Financial Statements

NOTE 1-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

         Village Super Market, Inc. (the "Company") operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative in the United States.

Principles of consolidation

         The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year

         The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2003, 2002 and 2001 contain 52 weeks.

Reclassifications

         Certain amounts have been reclassified in the fiscal 2002 and 2001 consolidated financial statements to conform to the fiscal 2003 presentation.

Industry segment

         The Company consists of one operating segment, the retail sale of food and non-food products.

Revenue recognition

         Merchandise sales are recognized at the point of sale to the customer. Discounts provided to customers through ShopRite coupons at the point of sale are recognized as a reduction of sales as the products are sold.

Cash and cash equivalents

         The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Included in cash and cash equivalents at July 26, 2003 and July 27, 2002 are $30,918,000 and $22,737,000, respectively, of demand deposits invested at Wakefern at the prime rate less 2.5% or at overnight money market rates.

Merchandise inventories

         Approximately 70% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $9,712,000 and $9,362,000 higher than reported in fiscal 2003 and 2002, respectively. All other inventories are stated at the lower of FIFO cost or market.

Vendor allowances and rebates

         The Company receives vendor allowances and rebates, including amounts received as a pass through from Wakefern, related to the Company's buying and merchandising activities. Vendor allowances and rebates are recognized as a reduction in cost of sales when the related merchandise is sold or when the required contractual terms are completed.

Property, equipment and fixtures

         Property, equipment and fixtures are recorded at cost. Interest cost incurred to finance construction is capitalized as part of the cost of the asset. Maintenance and repairs are expensed as incurred.

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

Investment in related party

         The Company's investment in its principal supplier, Wakefern, is stated at cost (see Note 3).

Store opening and closing costs

         All store opening costs are expensed as incurred. Prior to the adoption of FASB Statement 146, provisions were made for losses resulting from store closings at the time a decision to close a store was made. This includes items such as future lease payments, net of expected sublease recovery, and charges to reduce assets to net realizable value. Effective July 28, 2002, FASB Statement 146 requires the recognition of costs associated with store closings as those costs are incurred.

Leases

         Leases which meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized on a straight-line basis over the shorter of the related lease terms or the economic lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to effect constant rates of interest over the terms of the leases. Leases which do not qualify as capital leases are classified as operating leases, and related rentals are charged to expense as incurred.

Advertising

         Advertising costs are expensed as incurred. Advertising expense was $7,161,000, $6,952,000 and $6,402,000 in fiscal 2003, 2002 and 2001, respectively.

Income taxes

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Comprehensive income

         FASB Statement 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. For fiscal 2003 and 2002, comprehensive income consists of net income and the additional minimum pension liability adjustment, net of income tax benefit.

Use of estimates

         In conformity with accounting principles generally accepted in the United States of America, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of the more significant estimates are patronage dividends, pension accounting assumptions and the impairment of long-lived assets. Actual results could differ from those estimates.


Fair value of financial instruments

         Cash and cash equivalents, patronage dividends receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's short and long-term notes payable approximates their fair value based on the current rates available to the Company for similar instruments. As the Company's investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company's cost, it is not practicable to estimate the fair value of such investment.

Derivative instruments and hedging activities

         The Company accounts for its derivative and hedging transactions in accordance with FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments and for hedging activities and require an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. These fair value adjustments are included either in the determination of net income or as a component of accumulated other comprehensive income depending on the nature of the transaction.

         The Company has one derivative instrument, an interest rate swap agreement, which it entered into in October 2001, to manage its exposure to interest rate fluctuations (see Note 4). The Company has structured this swap agreement to be an effective, fair value hedge of the underlying fixed rate obligation. The fair value of this interest rate swap agreement is recorded in other assets with a corresponding increase in notes payable. The changes in the fair value of the interest rate swap agreement and the underlying fixed rate obligation are recorded as equal and offsetting unrealized gains and losses in interest expense in the consolidated statement of operations. As a result, there is no impact to earnings resulting from hedge ineffectiveness.The Company is exposed to credit risk in the event of the inability of the counter party to perform under its outstanding derivatives contract. Management believes it has minimized such risk by entering into a transaction with a counter party that is a major financial institution with a high credit rating.

Long-lived assets

         The Company reviews long-lived assets, such as property, equipment and fixtures and intangibles subject to amortization, on an individual store basis for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset to its carrying value.

         The Company recorded a non-cash impairment charge of $640,000 in fiscal 2002 to write off the book value of the equipment of the Ventnor store, which was closed on February 5, 2002. Fiscal 2001 results included a non-cash impairment charge of $1,122,000 to write off the book value of a favorable sublease on the Ventnor store due to the bankruptcy of the sublessor, and its rejection of the sublease in bankruptcy court.

Goodwill

         Goodwill is tested at the end of each fiscal year, or as circumstances dictate, for impairment pursuant to the provisions of FASB Statement 142. An impairment loss is recognized to the extent that the carrying amount exceeds fair value. The Company operates as a single reporting unit for purposes of evaluating goodwill for impairment and primarily considers earnings multiples and other valuation techniques to measure fair value.

         Prior to the adoption of FASB Statement 142 on July 29,2001, goodwill was amortized over twenty to forty years. Amortization expense related to goodwill was $341,000 for the fiscal year ended July 28, 2001. The Company's net income for the year ended July 28, 2001 would have been $9,739,302 had this amortization expense not been reported in that period. The Company's basic and diluted earnings per share for the year ended July 28, 2001 would have been $3.23 and $3.17, respectively, had the amortization expense not been reported in that year. The Company assessed the recoverability of unamortized goodwill utilizing relevant cash flow and profitability information.

Net income per share

         The number of common shares outstanding for calculation of net income per share is as follows:

                                             2003         2002         2001
     Weighted average shares
          outstanding - basic             3,083,041    3,057,513    3,017,862
     Dilutive effect of employee
          stock options                      48,449       81,136       50,056
                                          ---------    ---------    ---------
     Weighted average
          shares outstanding - diluted    3,131,490    3,138,649    3,067,918
                                          =========    =========    =========


Adoption of New Accounting Standards

         The Company has one stock-based employee compensation plan, which is described in Note 7. During fiscal 2003, the Company adopted the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation", prospectively in accordance with FASB Statement 148 to all employee awards granted, modified or settled after July 28, 2002. Prior to fiscal 2003, the Company accounted for its employee stock option plan under the recognition and measurement provisions of APB Opinion 25, "Accounting for Stock Issued to Employees". In accordance with the intrinsic value method of accounting for stock options under APB 25, no stock-based employee compensation cost is reflected in fiscal 2002 and 2001 net income, as all options granted had an exercise price equal to the fair value of the Company's stock at the date of grant. The following table illustrates the effect on net income and net income per share if the fair value based method had been applied to all awards in each period.

                                         July 26,               July 27,                July 28,
                                           2003                   2002                    2001
Net income, as reported                $11,099,708            $12,557,639              $ 9,443,302

Add: Stock-based employee
compensation expense
included in reported net
income, net of related
tax effects
                                            41,847                     --                      --
Deduct: Total stock-based
employee compensation
expense determined under
fair value method for all
awards, net of related
tax effects                                (41,847)               (70,840)                      --
                                        ----------             ----------               ----------
Pro forma net income                   $11,099,708            $12,486,799              $ 9,443,302
                                        ==========             ==========               ==========
Net income per share:
  Basic - as reported                  $      3.60            $      4.11              $      3.13
  Basic - pro forma                    $      3.60            $      4.08              $      3.13
  Diluted - as reported                $      3.54            $      4.00              $      3.08
  Diluted - pro forma                  $      3.54            $      3.98              $      3.08




         Effective July 28, 2002, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The implementation of this statement had an immaterial effect on the consolidated financial statements of the Company.

         Effective July 28, 2002, the Company adopted the provisions of FASB Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired. This statement also broadens the presentation of discontinued operations to include more disposal transactions. The implementation of this statement did not have any impact on the consolidated financial statements of the Company.

         In June 2002, the FASB issued Statement 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and applies to any exit or disposal activities initiated after December 31, 2002. The implementation of this statement did not have any impact on the consolidated financial statements of the Company.

         In November 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with respect to EITF Issue 02-16, "Accounting for Consideration Given by a Vendor to a Customer." This consensus includes a presumption that cash consideration received by a customer from a vendor is to be treated as a reduction of cost of sales in the customer's income statement. As the Company already accounted for such consideration as a reduction of cost of sales, this EITF had no impact on the Company's consolidated financial statements.

         In May 2003, the FASB issued Statement 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires issuers to classify certain financial instruments within its scope as a liability because that financial instrument embodies an obligation of the issuer. The statement is effective for financial instruments entered into or modified after May 31, 2003, and for interim periods beginning after June 15, 2003. As the Company had no financial instruments within the scope of Statement 150 at July 26, 2003, the implementation of this statement did not have any impact on the consolidated financial statements of the Company.

         FASB Interpretation 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued by the FASB in November of 2002. FIN 45 addresses a guarantor's accounting for, and disclosure of, the issuance of some guarantees. The provisions of FIN 45 relating to initial recognition and measurement are effective on a prospective basis for guarantees issued or modified after December 31, 2002. These provisions did not have any impact on the consolidated financial statements in fiscal 2003.




NOTE 2--PROPERTY, EQUIPMENT AND FIXTURES

         Property, equipment and fixtures are comprised as follows:

                                                              July 26,        July 27,
                                                                2003            2002
         Land and buildings                                $ 53,551,921    $ 60,106,320
         Store fixtures and equipment                        77,941,833      70,149,558
         Leasehold improvements                              39,199,519      36,628,394
         Leased property under capital leases                 7,797,869       8,597,869
         Vehicles                                             1,511,095       1,584,823
                                                            -----------     -----------
                                                            180,002,237     177,066,964
         Less accumulated depreciation and amortization      83,681,760      78,393,373
                                                            -----------     -----------
         Property, equipment and fixtures--net             $ 96,320,477    $ 98,673,591
                                                            ===========     ===========


         Interest cost capitalized amounted to $171,000 in fiscal 2002 and $389,000 in fiscal 2001 (none in fiscal 2003). Amortization of leased property under capital leases is included in depreciation and amortization expense.


NOTE 3--RELATED PARTY INFORMATION - WAKEFERN

         The Company's ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 16.9% of the outstanding shares of Wakefern. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of the Company.

         The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. If this purchase obligation is not met, the Company is required to pay Wakefern's profit contribution shortfall attributable to this failure. Similar payments are due if Wakefern loses volume by reason of the sale of Company stores or a merger with another entity. The Company also has an investment of approximately 10% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides the Company with liability and property insurance coverage.

         Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern up to a maximum of $650,000. As a result of an increase in the required investment of $100,000 per store during fiscal 2003, the Company increased both its investment and obligation by $2,119,000. At July 26, 2003, the Company's indebtedness to Wakefern for the outstanding amount of this stock subscription was $3,148,255. Installment payments are due as follows: 2004 - $832,796; 2005 - $711,901; 2006 - $680,940; 2007 - $680,750; 2008 - $91,000; and
thereafter - $150,868. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

         The Company purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a "patronage dividend" to each member a share of earnings of Wakefern in proportion to the dollar volume of business done by the member with Wakefern during the year. Patronage dividends and other product incentives and rebates, which are recorded as a reduction of cost of sales, amounted to $10,651,000, $9,610,000 and $8,551,000 in fiscal 2003, 2002 and
2001, respectively.

         Wakefern provides the Company with support services in numerous administrative functions. These services include advertising, insurance, supplies, technology support, equipment purchasing and coupon processing. Additionally, the Company has certain related party leases (see Note 6) and demand deposits invested at Wakefern (see Note 1).




NOTE 4--NOTES PAYABLE
                                                                    July 26,        July 27,
                                                                      2003            2002
Senior notes payable (a) (b)                                     $ 30,000,000    $ 30,000,000



Notes payable, interest at 4.39% to 6.68%, payable in
  monthly installments through December 2008,
  collateralized by certain equipment                               6,789,398       8,864,265
Fair value of hedging adjustment (b)                                  347,538              --
                                                                   ----------      ----------
                                                                   37,136,936      38,864,265

Less current portion                                                6,233.903       2,094,816
                                                                   ----------      ----------
                                                                 $ 30,903,033    $ 36,769,449
                                                                   ==========      ==========

Aggregate principal maturities of notes payable as of July 26, 2003 are as follows:

                            Year ending July:
                                    2004        $6,233,903
                                    2005         6,229,065
                                    2006         5,506,588
                                    2007         5,388,074
                                    2008         4,860,338
                              Thereafter         8,571,430

(a) On September 16, 1999, the Company issued $30,000,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semi-annually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

         On September 16, 1999, the Company also entered into an unsecured revolving loan agreement in the amount of $15,000,000. This agreement expires September 16, 2004. The revolving credit line can be used for any purpose except new store construction. Indebtedness under this agreement bears interest at the prime rate or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 26, 2003 and July 27, 2002.

         At July 26, 2003, the Company was in compliance with all terms and covenants of all debt agreements. These agreements contain restrictive covenants which, among other matters, specify total debt levels, maintenance of net worth, fixed charge coverage ratios, lien limitations, limitation on payment of dividends or stock repurchases and limitation of capital expenditures.

         The revolving loan agreement provides a maximum commitment for letters of credit of $3,000,000 ($1,000,000 outstanding at July 26, 2003) to secure obligations for the Company's self-insured workers' compensation claims and construction performance guarantees to municipalities.

         (b) On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (4.54% at July 26, 2003) on a notional amount of $10,000,000 expiring in September 2009 in exchange for a fixed rate of 8.12%. This interest rate swap agreement reduced interest expense by $370,000 and $201,000 in fiscal 2003 and 2002,respectively.

         The Company has structured this interest rate swap agreement to be an effective, fair value hedge. The fair value of this swap agreement is recorded in other assets with a corresponding increase in notes payable.


NOTE 5--INCOME TAXES
The components of the provision for income taxes are:

                                                                  2003           2002           2001
                           Federal:
                            Current                           $ 3,344,748    $ 4,886,824    $ 4,844,006
                            Deferred                            2,594,567      1,660,341        241,443

                           State:
                            Current                             1,279,767        459,476        129,442
                            Deferred                              499,881        367,929         67,221
                                                               ----------     ----------     ----------
                                                              $ 7,718,963    $ 7,374,570    $ 5,282,112
                                                               ==========     ==========     ==========


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                    July 26,       July 27,
                                                     2003           2002
        Deferred tax liabilities:
               Tax over book depreciation        $ 8,209,933    $ 6,917,875
               Patronage dividend receivable       1,458,865        867,239
               Other                               1,253,702        634,136
                                                  ----------     ----------
               Total deferred tax liabilities     10,922,500      8,419,250
                                                  ----------     ----------
        Deferred tax assets:

               Amortization of capital leases      1,145,215      1,559,438
               Compensation related costs            712,615        789,509
               Minimum pension liability           1,553,271        410,605
               Accrual for special charges           667,083        783,505
               Other                                 305,776        289,436
                                                  ----------     ----------
               Total deferred tax assets           4,383,960      3,832,493
                                                  ----------     ----------
               Net deferred tax liability        $ 6,538,540    $ 4,586,757
                                                  ==========     ==========

         Net long-term deferred taxes of $5,817,764 and $4,537,022 are included in other long-term liabilities at July 26, 2003 and July 27, 2002, respectively. Net current deferred taxes of $720,776 and $49,735 are included in accrued expenses at July 26, 2003 and July 27, 2002, respectively.

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 26, 2003 and July 27, 2002.

The effective income tax rate differs from the statutory federal income tax rate as follows:


                                                     2003        2002      2001

Statutory federal income tax rate                   35.0%       35.0%    35.0%
Amortization of intangibles                           --          --       .6
State income taxes, net of federal tax benefit       6.2         2.7       .9
Other                                                (.2)        (.7)     (.6)
                                                    -----       -----    -----

Effective income tax rate                           41.0%       37.0%    35.9%
                                                    =====       =====    =====


NOTE 6--LEASES

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

Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 26, 2003:

                                                     Capital      Operating
                                                      Leases         Leases
                2004                             $ 1,263,384    $ 6,666,696
                2005                               1,274,804      6,670,636
                2006                               1,290,792      6,232,363
                2007                               1,107,740      5,568,410
                2008                                 741,636      5,238,589
                Thereafter                         4,063,654     67,569,717
                                                  ----------     ----------
Minimum lease payments                             9,742,010    $97,946,411
Less amount representing interest                  5,055,750     ==========
                                                   ---------
Present value of minimum lease payments            4,686,260
Less current portion                                 663,458
                                                  ----------
                                                 $ 4,022,802
                                                  ==========

The following schedule shows the composition of total rental expense under operating leases for the following periods:

                                     2003             2002             2001
    Minimum rentals              $6,316,284       $5,939,763       $5,602,486
    Contingent rentals              878,242          907,250          934,970
                                  ---------        ---------        ---------
                                 $7,194,526       $6,847,013       $6,537,456
                                  =========        =========        =========

Related party leases

         On April 2, 2003, the Company sold the land and building currently occupied by the Somers Point, NJ store to an unrelated real estate investment trust (the "REIT") for $3,500,000 plus the reimbursement of certain costs. The Company's purpose in entering into this transaction was to provide for the development of an 80,000 sq. ft. replacement store in Somers Point with minimal cash outlay by the Company, and to ensure continued occupancy of the Springfield, NJ store and the Company's headquarters.

         The Company executed leases with the REIT for the replacement store in Somers Point and to continue occupancy of the current Somers Point store until the replacement store is constructed by the REIT. In addition, the Company executed long-term leases with the REIT for the Springfield store and the Company's headquarters, which were previously leased from a realty Company owned by certain officers of the Company (the "Realty Company"). The Company canceled its current leases with the Realty Company. The combined annual rents of these two new leases are approximately the same as the annual rents of the leases cancelled.

         As part of this transaction, the shareholders of the Realty Company sold their shares in the Realty Company to the REIT. The Realty Company's assets consist substantially of the Springfield store, the Company headquarters and undeveloped land in Somers Point upon which a 130,000 sq. ft. retail center is to be developed by the REIT. This transaction resulted in no net gain or loss to the Company. Although the transactions with the unrelated, publicly traded REIT were negotiated at arms-length, the Company's independent directors evaluated and approved these transactions for fairness due to the concurrent sale by the Realty Company, which was a related party.

         In addition, the Company leases a supermarket from a different realty firm partly-owned by officers of the Company. The Company paid aggregate rents to related parties under all the above leases, including minimum and contingent rent, of approximately $926,000, $1,096,000 and $1,152,000 in fiscal years 2003, 2002 and 2001, respectively.

         The Company leases the Vineland store from Wakefern under a sublease agreement which provides for annual rent of $700,000. This sublease expires May 10, 2014 and contains renewal options.



NOTE 7-- COMMON STOCK AND OPTIONS

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

         The 1997 Incentive and Non-Statutory Stock Option Plan provides for the granting of options or stock appreciation rights to purchase up to 250,000 shares of the Company's Class A common stock by officers, employees and directors of the Company as designated by the Board of Directors. The Plan requires incentive stock options to be granted at exercise prices equal to the fair value of the Company's stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non-statutory options may be granted at an exercise price less than fair value. All options granted to date were at fair value and are exercisable up to 10 years from the date of the grant.

The following table summarizes option activity for the following periods:

                                                 2003                           2002                            2001

                                                   Weighted average               Weighted average                Weighted average
                                         Shares      exercise price      Shares    exercise price      Shares      exercise price
Outstanding at beginning of year        131,200        $   10.93        167,000       $   10.13        184,400        $   10.14
Granted                                   8,000            25.24          8,000           23.50             --            --
Exercised                               (14,600)           10.00        (43,800)         (10.18)       (17,400)           10.00
                                        -------          -------        -------        --------        -------         --------
Outstanding at end of year              124,600        $   11.96        131,200       $   10.93        167,000        $   10.13
                                        -------          -------        -------        --------        -------         --------
Options exercisable at end of year      116,600        $   11.05        123,200       $   10.12        167,000        $   10.13
                                        -------          -------        -------        --------        -------         --------


         The following table summarizes options outstanding at July 26, 2003:

                                                      Remaining     Weighted
                                           Options      Life     Average Exercise   Options
              Range of exercise prices   Outstanding   in Years       Price       Exercisable
                  $10.00 to $12.85         108,600       4.4          $10.13        108,600
                  $23.50 to $25.64          16,000       9.0          $24.37          8,000
                  ----------------         -------       ---           -----        -------
                  $10.00 to $25.64         124,600       5.0          $11.96        116,600
                  ================         =======       ===           =====        =======

          The fair value of options granted was estimated at $9.43 in fiscal 2003 and $8.81 in fiscal 2002. The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following assumptions used for fiscal 2003 and 2002 grants:

                                                       2003        2002
                   Expected life (years)                6.0         6.0
                   Expected volatility                 36.0%       30.0%
                   Expected dividend yield              1.0%         --
                   Risk-free interest rate              4.0%        4.0%



NOTE 8--PENSION PLANS

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

Net periodic pension cost for the three plans include the following components:

                                                                 2003               2002               2001
        Service cost                                          $ 785,415          $ 685,123          $ 624,916
        Interest cost on projected benefit obligation           932,772            781,815            690,064
        Expected return on plan assets                         (724,042)          (703,705)          (855,794)
        Net amortization and deferral                          (190,021)            10,078             (8,662)
                                                               --------           --------           --------
        Net periodic pension cost                             $ 804,124          $ 773,311          $ 450,524
                                                               ========           ========           ========


The changes in benefit obligations and the reconciliation of the funded status of the Company's plans to the consolidated balance sheets were as follows:

                                                                                 2003             2002
                Change in Benefit Obligation:
                      Benefit obligation at beginning of year               $ 12,139,279     $ 10,726,263
                      Service cost                                               785,415          685,123
                      Interest cost                                              932,772          781,815
                      Benefits paid                                           (1,388,039)        (474,904)
                      Actuarial loss                                           2,901,138          420,982
                                                                             -----------      -----------
                      Benefit obligation at end of year                     $ 15,370,565     $ 12,139,279
                                                                             ===========      ===========
                Change in Plan Assets:
                      Fair value of plan assets at beginning of year        $  8,041,953     $  9,438,298
                      Actual return on plan assets                               267,241       (1,051,284)
                      Employer contributions                                   1,059,811          129,843
                      Benefits paid                                           (1,388,039)        (474,904)
                                                                             -----------      -----------
                      Fair value of plan assets at end of year              $  7,980,966     $  8,041,953
                                                                             ===========      ===========

                Fair value of plan assets (less) than benefit obligation    $ (7,389,599)    $ (4,097,326)
                Unrecognized prior service cost                                  128,821          179,943
                Unrecognized net actuarial loss                                6,721,275        3,122,193
                Adjustment required to recognize minimum liability            (4,011,998)      (1,206,455)
                                                                             -----------      -----------
                Accrued pension cost                                        $ (4,551,501)    $ (2,001,645)
                                                                             ===========      ===========
                Amounts recognized in the consolidated balance sheets:
                       Accrued pension cost                                 $ (4,551,501)    $ (2,001,645)
                       Intangible asset                                          128,821          179,943
                       Accumulated other comprehensive loss                    2,329,906          615,907
                                                                             ===========      ===========




         At July 26, 2003, the accumulated benefit obligation exceeded the fair value of the plan's assets in each of the above three plans. The provisions of FASB Statement 87, "Employer's Accounting for Pensions," require recognition in the consolidated balance sheet of additional minimum liability and a related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets. Any portion of such additional liability which is in excess of the plan's prior service costs is a component of other comprehensive income and is reflected in shareholder's equity, net of related tax benefit.


Assumptions used for the Company's defined benefit plans were as follows:

                                                    2003       2002        2001
Assumed discount rate                               6.75%      7.25%       7.25%
Assumed rate of increase in compensation levels     4%         4%          4%
Expected rate of return on plan assets              7.5%       7.5%        8.0 to 8.5%



         The Company also participates in several multi-employer pension plans for which the fiscal 2003, 2002 and 2001 contributions were $3,706,000, $3,006,000 and $2,520,000, respectively. The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $202,000, $198,000 and $189,000 in fiscal 2003, 2002 and 2001, respectively.

NOTE 9--COMMITMENTS AND CONTINGENCIES

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




Independent Auditors' Report

The Board of Directors and Shareholders
Village Super Market, Inc.:

         We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 26, 2003 and July 27, 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 26, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 26, 2003 and July 27, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended July 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

Short Hills, New Jersey
October 1, 2003





Stock Price and Dividend Information

         The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal year indicated.

              Class A Stock

                    High        Low
2003
  4th Quarter       26.40       22.30
  3rd Quarter       27.14       21.40
  2nd Quarter       27.50       23.00
  1st Quarter       27.89       23.40

2002
  4th Quarter       38.75       26.50
  3rd Quarter       36.80       26.20
  2nd Quarter       27.50       19.85
  1st Quarter       20.98       17.75


                  As of October 1, 2003, there were 414 holders of record of the Company's Class A common stock; however 1,165,455 shares of the Company's Class A common stock are held in "Street Name" by depositories or nominees on behalf of beneficial owners.

         On June 20, 2003 the Board of Directors declared a semi-annual cash dividend of $.13 per Class A common share and $.08 per Class B common share. These dividends were paid August 22, 2003. No other dividends were declared or paid in fiscal 2003 and 2002.