Form 10-K, Exhibit 13
period 2004-07-31
VILLAGE SUPER MARKET INC
filed 2004-10-21
CIK 103595

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES
                                   CONTENTS

    Letter to Shareholders.....................................................2

    Selected Financial Data....................................................3

    Unaudited Quarterly Financial Data.........................................3

    Management's Discussion and Analysis of
           Financial Condition and Results of Operations.......................4

    Consolidated Balance Sheets................................................9

    Consolidated Statements of Operations.....................................10

    Consolidated Statements of Shareholders' Equity
       and Comprehensive Income...............................................11

    Consolidated Statements of Cash Flows.....................................12

    Notes to Consolidated Financial Statements................................13

    Report of Independent Registered Public Accounting Firm...................23

    Stock Price and Dividend Information......................................23

    Corporate Directory........................................INSIDE BACK COVER



VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES


DEAR FELLOW SHAREHOLDERS

      We are pleased to report that Village increased net income and sales to record levels in fiscal 2004, as much of the supermarket industry struggled. Net income increased 19% to $13,263,000, or $4.20 per share. Sales increased 6.1% to $957,647,000. Same store sales increased 4.2%.

      After initiating a dividend in fiscal 2003, the Board of Directors increased the semi-annual dividend twice in fiscal 2004. The Class A dividend increased 31% to an annualized rate of $.34 per share. The Class B dividend increased 39% to an annualized rate of $.222 per share.

      Although the supermarket industry faced significant challenges this year, our financial position strengthened. Long-term debt declined to 20% of total capitalization. Village had $36,972,000 of cash and $20,274,000 of short-term notes receivable available at July 31,2004 to provide flexibility to respond to expansion opportunities. We amended our expiring unsecured revolving loan agreement to increase the maximum amount to $20,000,000 and extend the term to September 2007.

      In October 2004, we opened an 80,000 sq.ft. store in Somers Point to replace a smaller store. The 11,000 sq.ft. expansion and remodel of the Bernardsville store is nearly complete. We continually update our store designs to respond to changing demographics and customer tastes. Both of these stores include our Power Alley, which features a broad assortment of fresh, convenient product offerings, including an expanded fresh bakeshop, natural and organic produce, salad bar, sushi bar and Bistro Street, our chef-prepared, home meal replacement area.

      As the lifestyles of our customers change, we tailor our merchandising to meet those evolving needs. In November, ShopRite(TM) will introduce "Live Right with ShopRite(TM)", an innovative health and wellness program featuring health kiosks and enhanced shelf labeling. Our goal is to position our stores as a destination for health and wellness solutions. Product categories included under the "Live Right with ShopRite(TM)" umbrella are: natural, organic, low-carb, fat free, sugar free, gluten free, low sodium, vitamins and herbal supplements.

      In response to the growing popularity of digital photography, we installed Kodak Picture Makers in all stores this year. The Kodak Picture Maker enables customers to download pictures from digital cameras and zoom, crop, edit, add a border and choose print sizes, while providing significant savings compared to home printing.

      For several years, ShopRite(TM) has provided weekly advertising, shopping and employment information on shoprite.com. In October 2004, we leveraged this website by adding online shopping and pick-up service in two of our stores.

      Village operates in what continues to be a competitive area. We remain committed to executing our priorities to satisfy our customers evolving needs. These priorities remain offering high quality products at consistently low prices, providing outstanding service, creating unique marketing initiatives, and expanding and updating our store base. Our associates are the heart of our success. We thank all our associates for their dedication and hard work toward achieving these priorities. We would also like to thank our customers and fellow shareholders for their continued support.


/s/ James Sumas                                           /s/ Perry Sumas
James Sumas,                                              Perry Sumas,
Chairman of the Board                                     President



                                  SELECTED FINANCIAL DATA
                  (Dollars in thousands except per share and square feet data)

                                                             JULY 31,      JULY 26,     JULY 27,     JULY 28,     JULY 29,
                                                               2004          2003         2002         2001         2000
                                                             --------      --------     --------     --------     --------
FOR YEAR
    Sales                                                    $ 957,647     $902,420     $883,337     $820,627     $784,995
    Net income                                                  13,263       11,100       12,558        9,443        8,426
    Net income per share - basic                                  4.26         3.60         4.11         3.13         2.81
    Net income per share - diluted                                4.20         3.54         4.00         3.08         2.76
    Cash dividends per share
      Class A                                                      .31          .13           --           --           --
      Class B                                                     .201          .08           --           --           --

AT YEAR END
    Total assets                                               231,425      216,578      204,053      183,346      175,987
    Long-term debt                                              29,239       37,241       43,634       43,363       43,998
    Working capital                                             31,886       28,245       20,212       17,087       10,690
    Shareholders' equity                                       120,091      106,777       97,443       84,770       75,152
    Book value per share                                         38.09        34.56        31.69        27.97        24.94

OTHER DATA
    Same store sales increase                                     4.2%         1.6%         4.3%         3.6%         2.9%
    Total square feet                                        1,252,000    1,252,000    1,252,000    1,184,000    1,182,000
    Average total sq. ft. per store                             54,000       54,000       54,000       54,000       51,000
    Selling square feet                                        991,000      991,000      991,000      935,000      934,000
    Sales per average square foot of selling space                 966          911          917          878          840
    Number of stores                                                23           23           23           22           23
    Sales per average number of stores                          41,637       39,236       38,406       37,301       34,130
    Capital expenditures                                        14,278       10,851       20,767       15,070       13,312

    Fiscal 2004 contains 53 weeks.  All other fiscal years contain 52 weeks.

                                  UNAUDITED QUARTERLY FINANCIAL DATA
                            (Dollars in thousands except per share amounts)

                                                               FIRST        SECOND        THIRD       FOURTH       FISCAL
                                                              QUARTER       QUARTER      QUARTER      QUARTER       YEAR
 2004
    Sales                                                     $226,734     $242,209     $229,531     $259,173     $957,647
    Gross profit                                                57,148       62,105       58,707       66,312      244,272
    Net income                                                   2,519        3,651        2,744        4,349       13,263
    Net income per share - diluted                                $.80        $1.16         $.87        $1.37        $4.20

2003
    Sales                                                     $216,538     $233,911     $221,450     $230,521     $902,420
    Gross profit                                                54,033       57,891       55,169       58,271      225,364
    Net income                                                   2,450        4,040        1,897        2,713       11,100
    Net income per share - diluted                                $.78        $1.28         $.60         $.87        $3.54

    The fourth quarter of fiscal 2004 contains 14 weeks. All other quarters contain 13 weeks.



              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Village Super Market, Inc. (the "Company") operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is the second largest member of Wakefern Food Corporation ("Wakefern"), the nation's largest retailer-owned food cooperative. As further described in the Company's Form 10-K, this ownership interest in Wakefern provides the Company many of the economies of scale in purchasing, distribution, advanced retail technology and advertising associated with larger chains.

     The Company's stores, five of which are owned, average 54,000 total square feet. Larger store sizes enable the Company to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. During fiscal 2004, sales per store was $41,637,000 and sales per selling square foot was $966. These are among the highest in the supermarket industry.

     We consider a variety of indicators to evaluate our performance, such as same store sales; sales per store; percentage of total sales by department; shrink; departmental gross profit percentage; sales per labor hour; and hourly labor rates. In recent years, the Company, as well as many of our competitors, has faced substantial increases in employee health and pension costs under union contracts and for non-union associates. In addition, rates charged by various utilities for electricity and gas increased during fiscal 2004. These trends are expected to continue in fiscal 2005. During fiscal 2004, inflation had a larger impact on retail pricing than in recent years.

     The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2004 contains 53 weeks. Fiscal 2003 and 2002 contain 52 weeks.

RESULTS OF OPERATIONS

The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

                                            JULY 31,      JULY 26,      JULY 27,
                                              2004          2003          2002
                                            --------      --------      --------

Sales                                        100.00%       100.00%       100.00%
Cost of sales                                 74.49         75.03         74.91
                                             ------        ------        ------
Gross profit                                  25.51         24.97         25.09
Operating and administrative expense          21.92         21.75         21.49
Depreciation and amortization                   .99           .99           .91
Non-cash impairment charge                       --            --           .07
                                             ------        ------        ------
Operating income                               2.60          2.23          2.62
Income from partnerships                         --           .18            --
Interest expense, net                           .23           .33           .37
                                             ------        ------        ------
Income before income taxes                     2.37          2.08          2.26

Income taxes                                    .99           .85           .83
                                             ------        ------        ------
Net income                                     1.38%         1.23%         1.42%
                                             ======        ======        ======

     SALES

          Sales were $957,647,000 in fiscal 2004, an increase of $55,227,000, or 6.1% from the prior year. Same store sales increased 4.2% in fiscal 2004. In addition, sales increased $17,301,000, or 1.9%, due to fiscal 2004 containing 53 weeks. Same store sales increased due to continued improvement in the two stores opened in fiscal 2002, increased sales in stores remodeled in fiscal 2003 and increases in retail prices in certain categories resulting from inflation in fiscal 2004. In addition, sales in fiscal 2004 benefited from comparison to fiscal 2003, which included the impact from a substantial number of store openings by competitors, higher levels of promotional activity and a softer economy.

          Sales were $902,420,000 in fiscal 2003, an increase of $19,083,000, or 2.2% from the prior year. Same store sales increased 1.6% in fiscal 2003. Same store sales include sales in the Garwood store (opened September 26, 2001) beginning with the second quarter of fiscal 2003 and the Hammonton store (opened March 6, 2002) beginning with the fourth quarter of fiscal 2003. Approximately half of the increase in same store sales in fiscal 2003 was attributable to improved sales in the Garwood and Hammonton stores after their inclusion in the same store sales calculation. Same store sales increased less in fiscal 2003 than in previous fiscal years due to substantial store openings by competitors near the Company's stores in fiscal 2003 and late fiscal 2002, a soft local economy and increased promotional activity in our marketplace.

     GROSS PROFIT

          Gross profit as a percentage of sales increased .54% in fiscal 2004 due to lower promotional spending, reduced warehousing and related charges from Wakefern, a higher estimate of patronage dividends and improved product mix. These improvements were partially offset by increased LIFO charges in fiscal 2004.

          Gross profit as a percentage of sales decreased .12% in fiscal 2003 due to higher promotional spending in fiscal 2003 and incentives received in fiscal 2002 in connection with the two store openings. These decreases were partially offset by improved product mix in fiscal 2003.

     OPERATING AND ADMINISTRATIVE EXPENSE

          Operating and administrative expense increased .17% as a percentage of sales in fiscal 2004 primarily due to increased fringe benefit and utility costs. Fringe benefit costs increased primarily due to increased expense for employee health and pension plans. Utility costs increased due to rate increases. Both of these trends are expected to continue in fiscal 2005. These increases were partially offset by reduced payroll costs and by leverage provided by the additional sales week in fiscal 2004.

          Operating and administrative expense increased .26% as a percentage of sales in fiscal 2003 primarily due to increased fringe benefit costs, increased debit/credit card processing fees and increased snow removal costs. Fringe benefit costs increased primarily due to increased expense for employee health and pension plans.

     DEPRECIATION AND AMORTIZATION

          Depreciation and amortization expense was $9,495,000, $8,929,000 and $8,002,000 in fiscal 2004, 2003 and 2002, respectively. Depreciation and amortization expense increased in fiscal 2004 due to depreciation on the fixed asset additions placed in service during the fiscal year and $274,000 of additional depreciation in fiscal 2004 resulting from a reduction in the useful lives of certain assets of two stores expected to close in fiscal 2005.

          Depreciation and amortization expense increased in fiscal 2003 due to a full year of depreciation on the substantial fixed asset additions placed in service in the prior fiscal year, partially offset by the discontinuance of depreciation on the closed Ventnor store.

     IMPAIRMENT CHARGE

          The Company recorded a non-cash impairment charge of $640,000 in fiscal 2002 to write off the book value of the equipment of the Ventnor store.

     INCOME FROM PARTNERSHIPS

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

     INTEREST EXPENSE

          Interest expense, net of interest income, was $2,192,000, $2,982,000 and $3,234,000 in fiscal 2004, 2003 and 2002, respectively. Interest expense decreased in fiscal 2004 due to reduced borrowing levels and increased interest income from higher rates received on excess cash invested at Wakefern. In addition, the prior fiscal year included interest expense from a capital lease disposed of during fiscal 2003. Interest expense decreased in fiscal 2003 due to the benefit of lower interest rates and reduced borrowing levels.

     INCOME TAXES

          The Company's effective income tax rate was 41.7%, 41.0% and 37.0% in fiscal 2004, 2003 and 2002, respectively. The effective income tax rate increased slightly in fiscal 2004 due to additional taxes paid as a result of routine tax audits. The effective income tax rate increased in fiscal 2003 due to enacted changes in state tax laws. The state tax law changes have resulted in the Company recording an additional current tax provision of $1,052,000 and $1,054,000 in fiscal 2004 and 2003, respectively, as compared to fiscal 2002, because the benefit of a tax planning strategy has not been recognized for financial reporting purposes.

CRITICAL ACCOUNTING POLICIES

     Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results of operations. These policies require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     IMPAIRMENT

         The Company reviews the carrying values of its long-lived assets, such as property, equipment and fixtures and intangibles subject to amortization, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset held for use to its carrying value. Goodwill is tested for impairment at the end of each fiscal year, or as circumstances dictate, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Statement 142. Since the Company's stock is not widely traded, management utilizes valuation techniques such as earnings multiples to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of the Company's one reporting unit exceeds its carrying value at July 31, 2004. Should the Company's carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company's financial position and results of operations.

     PATRONAGE DIVIDENDS

          As a stockholder of Wakefern, the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend" (see Note 3). This dividend is based on a distribution of Wakefern's operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales. The Company accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $5,366,000 and $3,634,000 at July 31, 2004 and July 26, 2003, respectively.

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

          Based on the Company's review of market interest rates, the Company lowered the discount rate to 6.25% for fiscal 2004 compared to 6.75% for fiscal 2003. The fifty basis point reduction in the discount rate increased the projected benefit obligation as of July 31, 2004 by $1,287,000. Fiscal 2004 pension expense increased by $87,000 as a result of this change. Fiscal 2005 expense is expected to be approximately $2,400,000. The Company evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

          Net cash provided by operating activities was $30,899,000 in fiscal 2004 compared to $24,830,000 in fiscal 2003. This increase is primarily due to increases in net income, LIFO charges and accounts payable and accrued expenses in fiscal 2004. These increased cash flows were partially offset by a reduced benefit from deferred taxes and a benefit in fiscal 2003 from the use of a tax receivable to reduce quarterly income tax payments. Accounts payable and accrued expenses increased in fiscal 2004 compared to a decrease in fiscal 2003 due to the timing of payments. Income tax payments made were $5,032,000 in fiscal 2004 compared with $3,005,000 in fiscal 2003.

          During fiscal 2004, operating cash flow of $30,899,000 and cash on hand were used to fund capital expenditures of $14,278,000, make debt payments of $7,754,000 and to invest $20,274,000 of excess cash in a note receivable from Wakefern. The debt payments made included the first installment of $4,285,714 on the Company's unsecured Senior Notes. The investment in the note receivable from Wakefern is a one year note dated January 15, 2004, which matures January 15, 2005 and carries interest at the prime rate less 1.5%. These funds were previously invested in demand deposits at Wakefern. Major capital expenditures in fiscal 2004 include the partially completed expansion and remodel of the Bernardsville store and equipment for the Somers Point replacement store. Both of these projects are expected to be completed in the early part of fiscal 2005.

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

     LIQUIDITY AND DEBT

          Working capital was  $31,886,000,  $28,245,000 and $20,212,000 at July
     31, 2004, July 26, 2003 and July 27, 2002, respectively. Working capital ratios at the same dates were 1.47, 1.46 and 1.36 to one, respectively. The Company's working capital needs are reduced since inventory is generally sold by the time payments to Wakefern and other suppliers are due.

          The Company has budgeted approximately $13 million for capital expenditures in fiscal 2005. Planned expenditures include the completion of the expansion and remodel of the Bernardsville store, the remainder of equipment for the Somers Point replacement store and an expansion and remodel of the Springfield store. Upon the completion of the Somers Point replacement store, the current Somers Point store will close and that lease obligation will cease. Upon the completion of the Bernardsville remodel, a nearby, stand-alone drug store will close. At July 31, 2004, the Company is obligated to pay aggregate rent on this drug store of $578,000 over the next three years. The Company anticipates incurring store closing costs of approximately $600,000 to $800,000 in fiscal 2005 for these two facilities, including the cost of terminating the above lease.

          The Company's primary sources of liquidity in fiscal 2005 are expected to be the cash on hand at July 31, 2004, the maturity of the note receivable from related party and operating cash flow to be generated in fiscal 2005. The Company anticipates cash flow generation in fiscal 2005 to be in the range experienced in the previous three fiscal years.

          On July 15, 2004, the Company amended its unsecured revolving loan agreement, which would have expired on September 16, 2004. The amended agreement increased the maximum amount available for borrowings to $20,000,000 from $15,000,000. The amended agreement expires September 16, 2007, with two one-year extensions available if exercised by both parties. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 31, 2004.

          The revolving loan agreement contains covenants which, among other matters, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 31, 2004, the Company was in compliance with all terms and covenants of the revolving loan agreement.

          In addition, the Company's Senior Note agreement contain covenants which, among other matters, require certain levels of net worth, a minimum fixed charge covered ratio, lien limitations and limitations on additional indebtedness. At July 31, 2004, the Company was in compliance with all terms and covenants of this debt agreement.

          During fiscal 2004, the Company declared cash dividends of $798,000, comprised of $.31 per Class A common share and $.201 per Class B common share. During fiscal 2003, the Company declared cash dividends of $322,000, comprised of $.13 per Class A common share and $.08 per Class B common share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below presents significant contractual obligations of the Company at July 31, 2004:

                                                   PAYMENTS DUE BY FISCAL PERIOD

                          2005           2006             2007            2008             2009        THEREAFTER         TOTAL
                      -----------     -----------     -----------     -----------      ----------     -----------    ------------
Long-term debt         $6,229,065      $5,506,588      $5,388,074      $4,860,338      $4,285,714      $4,285,715     $30,555,494
Capital leases         $1,274,804      $1,290,792      $1,107,740        $741,636        $655,992      $3,407,662      $8,478,626
Operating leases       $6,670,636      $6,232,363      $5,568,410      $5,238,589      $4,669,104     $62,900,613     $91,279,715
Notes payable to
  related party          $711,901        $680,940        $680,750         $91,000        $101,125         $25,803      $2,291,519
                      -----------     -----------     -----------     -----------      ----------     -----------    ------------
                      $14,886,406     $13,710,683     $12,744,974     $10,931,563      $9,711,935     $70,619,793    $132,605,354
                      ===========     ===========     ===========     ===========      ==========     ===========    ============

     In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3) and to make contingent lease payments (see Note 6). The Company is also committed to lease one new store currently under construction. The minimum annual rent for this lease is initially $1,191,000.

ADOPTION OF NEW ACCOUNTING STANDARDS

     In December 2003, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to revise employers' annual and quarterly disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The disclosure requirements under this Statement are included in the financial statements for the fiscal year ending July 31, 2004.

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company adopted FASB Interpretation No. 46 effective April 24, 2004, which had no impact on the Company.

RELATED PARTY TRANSACTIONS

     The Company holds an investment in Wakefern, its principal supplier. The Company purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, the Company is required to purchase certain amounts of Wakefern common stock. At July 31, 2004, the Company's indebtedness to Wakefern for the outstanding amount of this stock subscription was $2,291,519. Wakefern distributes as a "patronage dividend" to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Additional information is provided in Note 3.

     At July 31, 2004 the Company had demand deposits invested at Wakefern in the amount of $19,628,000. These deposits earn the prime rate of interest less 2.5% or overnight money market rates.

     The Company has a $20,274,000 unsecured note receivable from Wakefern at July 31, 2004. The note carries interest at the prime rate less 1.5% and matures January 15, 2005.

     The Company subleases the Vineland store from Wakefern at a current annual rent of $700,000.

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

     As part of this transaction, the shareholders of the Realty Company sold their shares in the Realty Company to the REIT. The Realty Company's assets consist substantially of the Springfield store, the Company headquarters and undeveloped land in Somers Point upon which a 130,000 sq. ft. retail center is to be developed by the REIT. This transaction resulted in no net gain or loss to the Company. Although the transactions with the unrelated, publicly-traded REIT were negotiated at arms-length, the Company's independent directors evaluated and approved these transactions for fairness dueto the concurrent sale by the Realty Company, which was a related party.

     In addition, the Company leases a supermarket from a different realty firm partly-owned by officers of the Company. The Company paid aggregate rents to related parties under all the above leases, including minimum and contingent rent, of approximately $549,000, $926,000 and $1,096,000 in fiscal years 2004, 2003 and 2002, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

     Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced more inflation in fiscal 2004 than in fiscal 2003. The Company recorded a pre-tax LIFO charge of $1,402,000 in fiscal 2004 compared to $350,000 in fiscal 2003. The Company calculates LIFOcharges based on a regional CPIindex for food at home published by the Department of Labor, which indicated CPIincreases of 6.5% and 1.5% in fiscal 2004 and 2003, respectively.

MARKET RISK

     The Company regularly evaluates the market risk associated with its financial instruments. The Company is exposed to market risks arising from adverse changes in interest rates. During fiscal 2004, the Company's only variable rate borrowings relate to an interest rate swap agreement. On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (5.30% at July 31, 2004) on an initial notional amount of $10,000,000, expiring in September 2009, in exchange for a fixed rate of 8.12%. The swap agreement notional amount decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. At July 31, 2004, the remaining notional amount of the swap agreement was $8,571,429. A 1% increase in interest rates, applied to the Company's borrowings at July 31, 2004, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $85,714.

     At July 31, 2004, the Company had demand deposits of $19,628,000 at Wakefern earning interest at prime less 2.5%, or overnight money market rates, which are exposed to the impact of interest rate changes. In addition, at July 31, 2004, the Company had a $20,274,000 adjustable rate promissory note from Wakefern earning interest at prime less 1.5%, which is exposed to the impact of interest rate changes.

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


                       VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

                              CONSOLIDATED BALANCE SHEETS

                                                     JULY 31,        JULY 26,
                                                       2004            2003
                                                   ------------    ------------
                            ASSETS

CURRENT ASSETS
    Cash and cash equivalents                      $ 36,971,758    $ 48,500,180
    Merchandise inventories                          30,976,336      32,304,243
    Patronage dividend receivable                     5,366,257       3,633,602
    Note receivable from related party               20,273,739              --
    Other current assets                              6,194,628       5,206,849
                                                   ------------    ------------
              Total current assets                   99,782,718      89,644,874
                                                   ------------    ------------
PROPERTY, EQUIPMENT AND FIXTURES, net               101,142,668      96,320,477

OTHER ASSETS

    Investment in related party, at cost             15,875,332      15,875,332
    Goodwill                                         10,605,021      10,605,021
    Other assets                                      4,019,221       4,132,238
                                                   ------------    ------------
              Total other assets                     30,499,574      30,612,591
                                                   ------------    ------------
                                                   $231,424,960    $216,577,942
                                                   ============    ============

              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Notes payable                                  $  6,229,065    $  6,233,903
    Capitalized lease obligations                       799,943         663,458
    Notes payable to related party                      711,901         832,796
    Accounts payable to related party                32,858,118      32,347,599
    Accounts payable and accrued expenses            27,297,645      21,322,584
                                                   ------------    ------------
              Total current liabilities              67,896,672      61,400,340
                                                   ------------    ------------
LONG-TERM DEBT
    Notes payable                                    24,436,101      30,903,033
    Capitalized lease obligations                     3,222,820       4,022,802
    Notes payable to related party                    1,579,618       2,315,459
                                                   ------------    ------------
              Total long-term debt                   29,238,539      37,241,294
                                                   ------------    ------------
OTHER LIABILITIES                                    14,199,080      11,159,054
                                                   ------------    ------------

COMMITMENTS AND CONTINGENCIES (notes 3, 4, 6, and 9)

SHAREHOLDERS' EQUITY
    Preferred stock, no par value:
        Authorized 10,000,000 shares, none issued            --              --
    Class A common stock, no par value:
        Authorized 10,000,000 shares, issued
        1,762,800 shares, outstanding 1,558,700
        shares at July 31, 2004 and 1,495,200
        shares at July 26, 2003                      19,037,497      18,535,275
    Class B common stock, no par value:
        Authorized 10,000,000 shares, issued and
        outstanding 1,594,076 shares                  1,034,679       1,034,679
    Retained earnings                               105,501,591      93,239,313
    Accumulated other comprehensive loss             (2,659,831)     (2,329,906)
    Less treasury stock, Class A, at cost
        (204,100 shares at July 31, 2004 and
        267,600 shares at July 26, 2003)             (2,823,267)     (3,702,107)
                                                   ------------    ------------
              Total shareholders' equity            120,090,669     106,777,254
                                                   ------------    ------------
                                                   $231,424,960    $216,577,942
                                                   ============    ============

                 See notes to consolidated financial statements.



                     VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      YEARS ENDED

                                          JULY 31,      JULY 26,      JULY 27,
                                            2004          2003          2002
                                        ------------  ------------  ------------
SALES                                   $957,647,050  $902,420,334  $883,337,175
COST OF SALES                            713,374,633   677,056,650   661,694,232
                                        ------------  ------------  ------------
GROSS PROFIT                             244,272,417   225,363,684   221,642,943

OPERATING AND ADMINISTRATIVE EXPENSE     209,841,631   196,273,348   189,835,338
DEPRECIATION AND AMORTIZATION              9,495,425     8,928,839     8,001,659
NON-CASH IMPAIRMENT CHARGE                        --            --       640,000
                                        ------------  ------------  ------------
OPERATING INCOME                          24,935,361    20,161,497    23,165,946

INCOME FROM PARTNERSHIPS                          --     1,639,176            --
INTEREST EXPENSE, net of interest
    income of $555,737, $423,360
    and $573,879                           2,191,932     2,982,002     3,233,737
                                        ------------  ------------  ------------
INCOME BEFORE INCOME TAXES                22,743,429    18,818,671    19,932,209
INCOME TAXES                               9,480,504     7,718,963     7,374,570
                                        ------------  ------------  ------------

NET INCOME                              $ 13,262,925  $ 11,099,708  $ 12,557,639
                                        ============  ============  ============

NET INCOME PER SHARE:
    BASIC                                      $4.26         $3.60         $4.11
    DILUTED                                    $4.20         $3.54         $4.00
                                               =====         =====         =====


                 See notes to consolidated financial statements.



                             VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                      AND COMPREHENSIVE INCOME

           YEARS ENDED JULY 31, 2004, JULY 26, 2003 AND JULY 27, 2002

                                 CLASS A                 CLASS B
                               COMMON STOCK            COMMON STOCK                       ACCUMULATED
                          -----------------------  ---------------------                     OTHER                       TOTAL
                            SHARES                  SHARES                  RETAINED     COMPREHENSIVE   TREASURY     SHAREHOLDERS'
                            ISSUED      AMOUNT      ISSUED      AMOUNT      EARNINGS          LOSS         STOCK          EQUITY
                          ----------  -----------  ---------  ----------  -------------   -----------   -----------   -------------
Balance, July 28, 2001     1,762,800  $18,129,472  1,594,076  $1,034,679    $70,115,802            --   $(4,510,362)    $84,769,591

Net income                        --           --         --          --     12,557,639            --            --      12,557,639

Other comprehensive
  loss - additional
  minimum pension
  liability, net of
  deferred tax benefit
  of $410,605                     --           --         --          --             --      (615,907)           --        (615,907)
                                                                                                                      -------------
Comprehensive income                                                                                                     11,941,732
                                                                                                                      -------------
Exercise of stock
  options and related
  tax benefits                    --      281,540         --          --       (156,192)           --       606,192         731,540
                          ----------  -----------  ---------  ----------  -------------   -----------   -----------   -------------

Balance, July 27, 2002     1,762,800   18,411,012  1,594,076   1,034,679     82,517,249      (615,907)   (3,904,170)     97,442,863


Net income                        --           --         --          --     11,099,708            --            --      11,099,708

Other comprehensive
  loss - additional
  minimum pension
  liability, net of
  deferred tax benefit
  of $1,142,666                   --           --         --          --             --    (1,713,999)           --      (1,713,999)
                                                                                                                      -------------
Comprehensive income                                                                                                      9,385,709
                                                                                                                      -------------
Dividends                         --           --         --          --       (321,644)           --            --        (321,644)

Exercise of stock options
  and related tax benefits        --       82,416         --          --        (56,000)           --       202,063         228,479

Stock compensation expense        --       41,847         --          --             --            --            --          41,847
                          ----------  -----------  ---------  ----------  -------------   -----------   -----------   -------------

Balance, July 26, 2003     1,762,800   18,535,275  1,594,076   1,034,679     93,239,313    (2,329,906)   (3,702,107)    106,777,254

Net income                        --           --         --          --     13,262,925            --            --      13,262,925

Other comprehensive
  loss - additional
  minimum pension
  liability, net of
  deferred tax benefit
  of $219,950                     --           --         --          --             --      (329,925)           --        (329,925)
                                                                                                                      -------------
Comprehensive income                                                                                                     12,933,000
                                                                                                                      -------------
Dividends                         --           --         --          --       (798,057)           --            --        (798,057)

Exercise of stock options
  and related tax benefits        --      422,334         --          --       (202,590)           --       878,840       1,098,584

Stock compensation expense        --       79,888         --          --             --            --            --          79,888
                          ----------  -----------  ---------  ----------  -------------   -----------   -----------   -------------

Balance, July 31, 2004     1,762,800  $19,037,497  1,594,076  $1,034,679  $ 105,501,591   $(2,659,831)  $(2,823,267)  $ 120,090,669
                          ==========  ===========  =========  ==========  =============   ===========   ===========   =============


                 See notes to consolidated financial statements.


                                  VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   YEARS ENDED
                                                                               JULY 31, 2004      JULY 26, 2003      JULY 27, 2002
                                                                               -------------      -------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                  $ 13,262,925       $ 11,099,708       $ 12,557,639
       Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization                                            9,495,425          8,928,839          8,001,659
          Non-cash impairment charge                                                      --                 --            640,000
          Tax benefit related to stock-based compensation                            422,334             82,416            281,540
          Non-cash stock compensation                                                 79,888             41,847                 --
          Deferred taxes                                                           2,112,193          3,094,448          2,028,270
          Provision to value inventories at LIFO                                   1,401,797            349,962             53,345
          Changes in assets and liabilities:
              (Increase) decrease in merchandise inventories                         (73,890)         1,126,130         (3,365,303)
              (Increase) in patronage dividend receivable                         (1,732,655)        (1,437,383)           (51,226)
              (Increase) decrease in other current assets                           (987,779)         1,654,829         (1,587,480)
              (Increase) in other assets                                            (185,846)          (267,764)          (286,774)
              Increase in accounts payable to related party                          510,519          1,716,895          2,266,436
              Increase (decrease) in accounts payable and accrued expenses         5,271,698         (2,052,961)         1,918,912
              Increase in other liabilities                                        1,322,268            493,295            419,009
                                                                                ------------       ------------       ------------
       Net cash provided by operating activities                                  30,898,877         24,830,261         22,876,027
                                                                                ------------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in note receivable from related party                             (20,273,739)                --                 --
    Capital expenditures                                                         (14,277,616)       (10,850,560)       (20,766,878)
    Proceeds from disposal of assets                                                      --          4,005,805                 --
                                                                                ------------       ------------       ------------
       Net cash used in investing activities                                     (34,551,355)        (6,844,755)       (20,766,878)
                                                                                ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of long-term debt                                              --                 --          3,000,000
    Proceeds from exercise of stock options                                          676,250            146,063            450,000
    Principal payments of long-term debt                                          (7,754,137)        (3,079,881)        (2,944,577)
    Dividends                                                                       (798,057)          (321,644)                --
                                                                                ------------       ------------       ------------
       Net cash (used in) provided by financing activities                        (7,875,944)        (3,255,462)           505,423
                                                                                ------------       ------------       ------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                               (11,528,422)        14,730,044          2,614,572

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                               48,500,180         33,770,136         31,155,564
                                                                                ------------       ------------       ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                          $ 36,971,758       $ 48,500,180       $ 33,770,136
                                                                                ============       ============       ============
SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS MADE FOR:
    Interest (net of amounts capitalized)                                         $2,795,108         $3,462,064         $3,903,585
    Income taxes                                                                  $5,031,517         $3,005,000         $7,101,000

NONCASH SUPPLEMENTAL DISCLOSURES:
    Investment in related party                                                           --         $2,211,883           $550,000

                 See notes to consolidated financial statements.



                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Village Super Market, Inc. operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative in the United States.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

FISCAL YEAR

     The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2004 contains 53 weeks. Fiscal 2003 and 2002 contain 52 weeks.

RECLASSIFICATIONS

     Certain amounts have been reclassified in the fiscal 2003 and 2002 consolidated financial statements to conform to the fiscal 2004 presentation.

INDUSTRY SEGMENT

     The Company consists of one operating segment, the retail sale of food and non-food products.

REVENUE RECOGNITION

     Merchandise sales are recognized at the point of sale to the customer. Discounts provided to customers through ShopRite coupons at the point of sale are recognized as a reduction of sales as the products are sold.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Included in cash and cash equivalents at July 31, 2004 and July 26, 2003 are $19,628,000 and $30,918,000, respectively, of demand deposits invested at Wakefern at the prime rate less 2.5% or at overnight money market rates.

MERCHANDISE INVENTORIES

     Approximately 70% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $11,114,000 and $9,712,000 higher than reported in fiscal 2004 and 2003, respectively. All other inventories are stated at the lower of FIFO cost or market.

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

INVESTMENTS

     The Company's investment in its principal supplier, Wakefern, is stated at cost (see Note 3).

     The Company's investments in certain real estate partnerships are accounted for under the equity method.

STORE OPENING AND CLOSING COSTS

     All store opening costs are expensed as incurred. Prior to the adoption of FASB Statement 146 in fiscal 2003, provisions were made for losses resulting from store closings at the time a decision to close a store was made. This includes items such as future lease payments, net of expected sublease recovery, and charges to reduce assets to net realizable value. Effective July 28, 2002, FASB Statement 146 requires the recognition of costs associated with store closings as those costs are incurred.

LEASES

     Leases which meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized on a straight-line basis over the shorter of the related lease terms or the economic lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to effect constant rates of interest over the terms of the leases. Leases which do not qualify as capital leases are classified as operating leases, and related rentals are charged to expense on a straight-line basis over the life of the lease.

ADVERTISING

     Advertising  costs  are  expensed  as  incurred.  Advertising  expense  was
$7,692,000,   $7,161,000  and   $6,952,000  in  fiscal  2004,   2003  and  2002,
respectively.

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

COMPREHENSIVE INCOME

     FASB Statement 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. For fiscal 2004, 2003 and 2002, comprehensive income consists of net income and the additional minimum pension liability adjustment, net of income tax benefit.

USE OF ESTIMATES

     In  conformity  with  U.S.   generally  accepted   accounting   principles,
management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of the more significant estimates are patronage dividends, pension accounting assumptions and the impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash and cash equivalents, patronage dividends receivable, notes receivable from related party, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's short and long-term notes payable approximates their fair value based on the current rates available to the Company for similar instruments. As the Company's investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company's cost, it is not practicable to estimate the fair value of such investment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Company accounts for its derivative and hedging transactions in accordance with FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. These statements establish accounting and reporting standards for derivative instruments and for hedging activities and require an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. These fair value adjustments are included either in the determination of net income or as a component of accumulated other comprehensive income depending on the nature of the transaction.

     The Company has one derivative instrument, an interest rate swap agreement, which it entered into in October 2001, to manage its exposure to interest rate fluctuations (see Note 4). The Company has structured this swap agreement to be an effective, fair value hedge of the underlying fixed rate obligation. The fair value of this interest rate swap agreement is recorded in other assets with a corresponding increase in notes payable. The changes in the fair value of the interest rate swap agreement and the underlying fixed rate obligation are recorded as equal and offsetting unrealized gains and losses in interest expense in the consolidated statement of operations. As a result, there is no impact to earnings resulting from hedge ineffectiveness. The Company is exposed to credit risk in the event of the inability of the counter party to perform under its outstanding derivative contract. Management believes it has minimized such risk by entering into a transaction with a counter party that is a major financial institution with a high credit rating.

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

GOODWILL

     Goodwill is tested at the end of each fiscal year, or as circumstances dictate, for impairment pursuant to the provisions of FASB Statement 142, "Goodwill and Other Intangible Assets." An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company operates as a single reporting unit for purposes of evaluating goodwill for impairment and primarily considers earnings multiples and other valuation techniques to measure fair value as its stock is not widely traded.

NET INCOME PER SHARE

     The number of common shares outstanding for calculation of net income per share is as follows:

                                            2004           2003           2002
                                         ---------      ---------      ---------
Weighted average shares
     outstanding - basic                 3,111,287      3,083,041      3,057,513
Dilutive effect of employee
     stock options                          43,595         48,449         81,136
                                         ---------      ---------      ---------
Weighted average
     shares outstanding - diluted        3,154,882      3,131,490      3,138,649
                                         =========      =========      =========

     In accordance with FASB Statement No. 128 and EITF Issue No. 03-6, the Company utilizes the if-converted method of calculating net income per share, as the dilutive effect on basic net income per share using the if-converted method is greater than that which would result from the application of the two-class method.


STOCK-BASED COMPENSATION

     The Company has one stock-based employee compensation plan, which is described in Note 7. During fiscal 2003, the Company adopted the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation", prospectively in accordance with FASB Statement 148 for all employee awards granted, modified or settled after July 28, 2002. Prior to fiscal 2003, the Company accounted for its employee stock option plan under the recognition and measurement provisions of APB Opinion 25, "Accounting for Stock Issued to Employees". In accordance with the intrinsic value method of accounting for stock options under APB 25, no stock-based employee compensation cost is reflected in fiscal 2002 net income, as all options granted had an exercise price equal to the fair value of the Company's stock at the date of grant. The following table illustrates the effect on net income and net income per share if the fair value based method had been applied to all awards in each period.

                                  JULY 31,          JULY 26,          JULY 27,
                                    2004              2003              2002
                                -----------       -----------       -----------

Net income, as reported         $13,262,925       $11,099,708       $12,557,639

Add: Stock-based employee
compensation expense
included in reported net
income, net of related
tax effects
                                     79,888            41,847                --
Deduct: Total stock-based
employee compensation
expense determined under
fair value method for all
awards, net of related
tax effects                         (79,888)          (41,847)          (70,840)
                                -----------       -----------       -----------

Pro forma net income            $13,262,925       $11,099,708       $12,486,799
                                ===========       ===========       ===========
Net income per share:
  Basic - as reported               $  4.26           $  3.60           $  4.11
  Basic - pro forma                 $  4.26           $  3.60           $  4.08
  Diluted - as reported             $  4.20           $  3.54           $  4.00
  Diluted - pro forma               $  4.20           $  3.54           $  3.98

ADOPTION OF NEW ACCOUNTING STANDARDS

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to revise employers' annual and quarterly disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The disclosure requirements under this Statement are included in these financial statements.

     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company adopted FASB Interpretation No. 46 effective April 24, 2004, which had no impact on the Company.


NOTE 2 -- PROPERTY, EQUIPMENT AND FIXTURES

     Property, equipment and fixtures are comprised as follows:

                                                   JULY 31,           July 26,
                                                     2004               2003
                                                 ------------       -----------
Land and buildings                               $ 54,162,140       $53,551,921
Store fixtures and equipment                       83,808,880        77,941,833
Leasehold improvements                             43,851,050        39,199,519
Leased property under capital leases                7,797,869         7,797,869
Construction in progress                            3,078,430                --
Vehicles                                            1,547,280         1,511,095
                                                 ------------       -----------
                                                  194,245,649       180,002,237
Accumulated depreciation                          (86,875,521)      (77,766,686)
Accumulated amortization of buildings
    under capital leases                           (6,227,460)       (5,915,074)
                                                 ------------       -----------
Property, equipment and fixtures -- net          $101,142,668       $96,320,477
                                                 ============       ===========

     Interest cost capitalized amounted to $171,000 in fiscal 2002 (none in fiscal 2004 and 2003). Amortization of leased property under capital leases is included in depreciation and amortization expense.

NOTE 3 -- RELATED PARTY INFORMATION - WAKEFERN

     The Company's ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 16.4% of the outstanding shares of Wakefern at July 31, 2004. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of the Company.

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

     Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store's purchases from Wakefern up to a maximum of $650,000. As a result of an increase in the required investment of $100,000 per store during fiscal 2003, the Company increased both its investment and obligation by $2,119,000. At July 31, 2004, the Company's indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $2,291,519. Installment payments are due as follows: 2005 - $711,901; 2006 - $680,940; 2007
- $680,750;  2008 - $91,000;  2009 - $101,125;  and  thereafter  - $25,803.  The
Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

     The Company purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a "patronage dividend" to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates, which are recorded as a reduction of cost of sales, amounted to $12,252,000, $10,651,000 and $9,610,000 in fiscal 2004, 2003 and 2002, respectively.

     Wakefern provides the Company with support services in numerous administrative functions. These services include advertising, insurance, supplies, technology support, equipment purchasing and coupon processing. Additionally, the Company has certain related party leases (see Note 6) and demand deposits invested at Wakefern (see Note 1).

     The Company has a $20,273,739 unsecured note receivable from Wakefern at July 31, 2004. The note carries interest at the prime rate less 1.5% and matures January 15, 2005.



NOTE 4 -- NOTES PAYABLE

                                                        JULY 31,       JULY 27,
                                                          2004           2003
                                                      -----------    -----------

Senior notes payable (a)                              $25,714,286    $30,000,000
Notes payable, interest at 4.39% to 6.68%, payable
  in monthly installments through December 2008,
  collateralized by certain equipment                   4,841,208      6,789,398
Fair value of hedging adjustment (a)                      109,672        347,538
                                                      -----------    -----------
                                                       30,665,166     37,136,936

Less current portion                                    6,229,065      6,233,903
                                                      -----------    -----------
                                                      $24,436,101    $30,903,033
                                                      ===========    ===========

Aggregate principal maturities of notes payable as of July 31, 2004 are as follows:

                       Year ending July:
                             2005          $6,229,065
                             2006           5,506,588
                             2007           5,388,074
                             2008           4,860,338
                             2009           4,285,714
                          Thereafter        4,285,715

(a) On September 16, 1999, the Company issued $30,000,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semi-annually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

     The Senior Note agreement contains covenants which, among other matters, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 31, 2004, the Company was in compliance with all terms and covenants of this debt agreement.

     On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (5.30% at July 31, 2004) on a notional amount of $10,000,000 expiring in September 2009 in exchange for a fixed rate of 8.12%. The swap agreement notional amount ($8,571,429 at July 31, 2004) decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. This interest rate swap agreement reduced interest expense by $289,000, $370,000 and $201,000 in fiscal 2004, 2003 and
2002, respectively.

     The Company has structured this interest rate swap agreement to be an effective, fair value hedge. The fair value of this swap agreement is recorded in other assets with a corresponding increase in notes payable.

     (b) On July 15, 2004, the Company amended its unsecured revolving loan agreement, which would have expired on September 16, 2004. The amended agreement increased the maximum amount available for borrowings to $20,000,000 from $15,000,000. The amended agreement expires September 16, 2007, with two one-year extensions available if exercised by both parties. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 31, 2004 and July 26, 2003.

     The revolving loan agreement provides a maximum commitment for letters of credit of $3,000,000 ($787,000 outstanding at July 31, 2004) to secure obligations for self-insured workers' compensation claims from 1995 to 1998 and construction performance guarantees to municipalities.

     This loan agreement contains covenants which, among other matters, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 31, 2004, the Company was in compliance with all terms and covenants of the revolving loan agreement.



NOTE 5 -- INCOME TAXES

     The components of the provision for income taxes are:

                                 2004          2003          2002
                              ----------    ----------    ----------
            Federal:
              Current         $5,558,143    $3,344,748    $4,886,824
              Deferred         1,817,538     2,594,567     1,660,341

            State:
              Current          1,810,168     1,279,767       459,476
              Deferred           294,655       499,881       367,929
                              ----------    ----------    ----------
                              $9,480,504    $7,718,963    $7,374,570
                              ==========    ==========    ==========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                         JULY 31,      JULY 26,
                                           2004          2003
                                        ----------    ----------
  Deferred tax liabilities:
      Tax over book depreciation       $ 9,491,676   $ 8,209,933
      Patronage dividend receivable      2,020,761     1,458,865
      Other                              1,251,179     1,253,702
                                       -----------   -----------

      Total deferred tax liabilities    12,763,616    10,922,500
                                       -----------   -----------

  Deferred tax assets:
      Amortization of capital leases     1,001,787     1,145,215
      Compensation related costs           568,628       712,615
      Minimum pension liability          1,773,221     1,553,271
      Accrual for special charges          667,083       667,083
      Other                                322,114       305,776
                                       -----------   -----------

      Total deferred tax assets          4,332,833     4,383,960
                                       -----------   -----------

      Net deferred tax liability       $ 8,430,783   $ 6,538,540
                                       ===========   ===========

     Net long-term deferred taxes of $7,006,645 and $5,817,764 are included in other long-term liabilities at July 31, 2004 and July 26, 2003, respectively. Net current deferred taxes of $1,424,138 and $720,776 are included in accrued expenses at July 31, 2004 and July 26, 2003, respectively.

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 31, 2004 and July 26, 2003.

     The effective income tax rate differs from the statutory federal income tax rate as follows:

                                                        2004     2003      2002
                                                        ----     ----      ----


    Statutory federal income tax rate                   35.0%    35.0%     35.0%
    State income taxes, net of federal tax benefit       6.0      6.2       2.7
    Other                                                 .7      (.2)      (.7)
                                                        ----     ----      ----

    Effective income tax rate                           41.7%    41.0%     37.0%
                                                        ====     ====      ====


NOTE 6 -- LEASES

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

     Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 31, 2004.

                                                    CAPITAL       OPERATING
                                                    LEASES          LEASES
                                                  ----------     -----------
                                   2005           $1,274,804     $ 6,670,636
                                   2006            1,290,792       6,232,363
                                   2007            1,107,740       5,568,410
                                   2008              741,636       5,238,589
                                   2009              655,992       4,669,104
                                   Thereafter      3,407,662      62,900,613
                                                  ----------     -----------
Minimum lease payments                             8,478,626     $91,279,715
                                                                 ===========
Less amount representing interest                  4,455,863
                                                  ----------
Present value of minimum lease payments            4,022,763

Less current portion                                 799,943
                                                  ----------
                                                  $3,222,820
                                                  ==========

     The Company is also committed to lease one new store currently under construction. The minimum annual rent for this lease is initially $1,191,000. This lease is expected to begin in fiscal 2005.

     The following schedule shows the composition of total rental expense for the following periods:

                                  2004            2003            2002
                               ----------      ----------      ----------
       Minimum rentals         $6,801,197      $6,316,284      $5,939,763
       Contingent rentals         953,536         878,242         907,250
                               ----------      ----------      ----------
                               $7,754,733      $7,194,526      $6,847,013
                               ==========      ==========      ==========


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

     As part of this transaction, the shareholders of the Realty Company sold their shares in the Realty Company to the REIT. The Realty Company's assets consist substantially of the Springfield store, the Company headquarters and undeveloped land in Somers Point upon which a 130,000 sq. ft. retail center is to be developed by the REIT. This transaction resulted in no net gain or loss to the Company. Although the transactions with the unrelated, publicly-traded REIT were negotiated at arms-length, the Company's independent directors evaluated and approved these transactions for fairness due to the concurrent sale by the Realty Company, which was a related party.

     In addition, the Company leases a supermarket from a different realty firm partly-owned by officers of the Company. The Company paid aggregate rents to related parties under all the above leases, including minimum and contingent rent, of approximately $549,000, $926,000 and $1,096,000 in fiscal years 2004, 2003 and 2002, respectively.

     The Company leases its Vineland store from Wakefern under a sublease agreement which provides for annual rent of $700,000. This sublease expires May 10, 2014 and contains renewal options.



NOTE 7 -- COMMON STOCK AND OPTIONS

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

     The following table summarizes option activity for the following periods:

                                                     2004                        2003                        2002
                                           ------------------------    ------------------------    ------------------------
                                           Shares  Weighted average    Shares  Weighted average    Shares  Weighted average
                                                    exercise price              exercise price              exercise price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           124,600       $11.96        131,200        $10.93       167,000        $10.13
Granted                                      6,000        29.50          8,000         25.24         8,000         23.50
Exercised                                  (63,500)       10.65        (14,600)        10.00       (43,800)        10.18
                                           ------------------------    ------------------------    ------------------------

Outstanding at end of year                  67,100       $14.77        124,600        $11.96       131,200        $10.93
                                           ------------------------    ------------------------    ------------------------

Options exercisable at end of year          61,100       $13.32        116,600        $11.05       123,200        $10.12
                                           ------------------------    ------------------------    ------------------------

     The following table summarizes options outstanding at July 31, 2004:

RANGE OF              OPTIONS     REMAINING LIFE   WEIGHTED AVERAGE     OPTIONS
EXERCISE PRICES     OUTSTANDING      IN YEARS       EXERCISE PRICE   EXERCISABLE
-----------------   -----------   --------------   ----------------  -----------
$10.00                47,100             3.4           $10.00           47,100
$23.50 to $29.50      20,000             8.5           $26.00           14,000
-----------------   -----------   --------------   ----------------  -----------
$10.00 to $29.50      67,100             4.9           $14.77           61,100
=================   ===========   ==============   ================  ===========

     The weighted average fair value of an option granted was estimated at $11.39 in 2004, $9.43 in fiscal 2003 and $8.81 in fiscal 2002. The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following assumptions used for fiscal 2004, 2003 and 2002 grants:

                                             2004           2003         2002
                                           --------       --------      ------

       Expected life (years)                    6.0            6.0        6.0
       Expected volatility                     36.0%          36.0%      30.0%
       Expected dividend yield                  1.0%           1.0%        --
       Risk-free interest rate                  4.3%           4.0%       4.0%

The Company declared cash dividends on common stock as follows:


                                             2004           2003         2002
                                           --------       --------      ------
       Per share:
       Class A common stock                   $ .31          $ .13       $ --
       Class B common stock                  $ .201          $ .08       $ --

       Aggregate:
       Class A common stock                $477,648       $194,118       $ --
       Class B common stock                 320,409        127,526       $ --
                                           --------       --------      ------
                                           $798,057       $321,644       $ --
                                           ========       ========      ======


NOTE 8 -- PENSION PLANS

     The Company sponsors four defined benefit pension plans. Two are tax-qualified plans covering members of unions. Benefits under these two plans are based on a fixed amount for each year of service. One is a tax-qualified plan covering nonunion associates. Benefits under this plan are based upon percentages of annual compensation. The fourth plan is an unfunded, nonqualified plan providing supplemental pension benefits to certain executives. Funding for these plans is based on a review of the specific requirements and on evaluation of the assets and liabilities of each plan. The Company uses its fiscal year-end date as the measurement date for these plans.

     Net periodic pension cost for the four plans include the following components:

                                                  2004        2003       2002
                                               ----------   --------   --------
Service cost                                   $1,189,775   $785,415   $685,123
Interest cost on projected benefit obligation   1,001,105    932,772    781,815
Expected return on plan assets                   (721,732)  (724,042)  (703,705)
Net amortization and deferral                     245,078   (190,021)    10,078
                                               ----------   --------   --------

Net periodic pension cost                      $1,714,226   $804,124   $773,311
                                               ==========   ========   ========

     The changes in benefit obligations and the reconciliation of the funded status of the Company's plans to the consolidated balance sheets were as follows:

                                                          2004          2003
                                                      -----------   -----------
Changes in Benefit Obligation:
    Benefit obligation at beginning of year           $15,370,565   $12,139,279
    Service cost                                        1,189,775       785,415
    Interest cost                                       1,001,105       932,772
    Benefits paid                                        (671,291)   (1,388,039)
    Actuarial loss                                      1,131,212     2,901,138
                                                      -----------   -----------
    Benefit obligation at end of year                 $18,021,366   $15,370,565
                                                      ===========   ===========

Changes in Plan Assets:
    Fair value of plan assets at beginning of year    $ 7,980,966   $ 8,041,953
    Actual return on plan assets                          570,398       267,241
    Employer contributions                              1,439,122     1,059,811
    Benefits paid                                        (671,291)   (1,388,039)
                                                      -----------   -----------
    Fair value of plan assets at end of year          $ 9,319,195   $ 7,980,966
                                                      ===========   ===========

Fair value of plan assets (less) than benefit
    obligation                                        $(8,702,171)  $(7,389,599)
Unrecognized prior service cost                           107,823       128,821
Unrecognized net actuarial loss                         7,779,743     6,721,275
Adjustment required to recognize minimum liability     (4,540,875)   (4,011,998)
                                                      -----------   -----------
Accrued pension cost                                  $(5,355,480)  $(4,551,501)
                                                      ===========   ===========

Amounts recognized in the consolidated balance sheets:
    Accrued pension cost                              $(5,355,480)  $(4,551,501)
    Intangible asset                                      107,823       128,821
    Accumulated other comprehensive loss                2,659,831     2,329,906
                                                      ===========   ===========

     Each of the Company's four defined benefit pension plans have accumulated benefit obligations in excess of the fair value of plan assets. The accumulated benefit obligations of the four plans were $14,674,677 and $12,532,467 at July 31, 2004 and July 26, 2003 respectively. The provisions of FASB Statement 87, "Employer's Accounting for Pensions," require recognition in the consolidated balance sheet of additional minimum liability and a related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets. Any portion of such additional liability which is in excess of the plan's prior service costs is a component of accumulated other comprehensive loss and is reflected in shareholder's equity, net of related tax benefit.


     Assumptions used to determine benefit obligations and net periodic pension cost for the Company's defined benefit plans were as follows:

                                                     2004       2003       2002
                                                     ----       ----       ----
Assumed discount rate                                6.25%      6.75%      7.25%
Assumed rate of increase in compensation levels      4%         4%         4%
Expected rate of return on plan assets               7.5%       7.5%       7.5%

     The expected rate of return on plan assets represents the weighted average of expected returns for each asset category. The expected returns for each asset category are developed using historical data on returns. The defined benefit pension plans weighted average asset allocations by asset category were as follows:

                                                 Target       Actual Allocations
                                               Allocation     2004         2003
                                               ----------    ------       ------
Equities                                        50 - 70%        66%          59%
Fixed income securities                         25 - 35%        30           30
Cash equivalents and other assets                0 - 10%         4           11
                                                             ------       ------
Total                                                          100%         100%
                                                             ======       ======

     Investments in the pension trusts are overseen by the trustees of the plans, who are officers of the Company. Overall investment strategy and policy has been developed based on the need to satisfy the long-term liabilities of the Company's pension plans. Risk management is accomplished through diversification across asset classes, multiple investment portfolios and investment guidelines. Equity investments consist of publicly traded securities and investments in broad market index funds. In addition, one plan held Class A common stock of the Company in the amount of $823,814 and $642,257 at July 31, 2004 and July 26, 2003, respectively. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgage backed obligations, and short-term bond mutual funds. The plans do not allow for investments in derivative instruments.

     The Company estimates future defined benefit payments from plan assets as follows:

     Fiscal Year
     -----------
     2005              $373,000
     2006               411,000
     2007               556,000
     2008               645,000
     2009               729,000
     2010 - 2014      5,921,000


     The Company expects to contribute $2,386,000 in cash to all defined benefit pension plans in fiscal 2005.

     The Company also participates in several multi-employer pension plans for which the fiscal 2004, 2003, and 2002 contributions were $3,987,000, $3,706,000 and $3,006,000, respectively.

     The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $214,000, $202,000 and $198,000 in fiscal 2004, 2003 and 2002, respectively.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that the ultimate resolution of these legal proceedings should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Village Super Market, Inc.:

     We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 31, 2004 and July 26, 2003 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 31, 2004 and July 26, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2004, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP

Short Hills, New Jersey
October 8, 2004



STOCK PRICE AND DIVIDEND INFORMATION

     The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal year indicated.

                                  CLASS A STOCK

                                           High          Low

               2004
                4TH QUARTER               $34.48        $31.65
                3RD QUARTER                33.25         31.15
                2ND QUARTER                33.01         26.75
                1ST QUARTER                28.00         25.00

               2003
                4th Quarter                26.40         22.30
                3rd Quarter                27.14         21.40
                2nd Quarter                27.50         23.00
                1st Quarter                27.89         23.40


     As of October 1, 2004, there were 474 holders of record of the Company's Class A common stock; however 1,153,000 shares of the Company's Class A common stock are held in "Street Name" by depositories or nominees on behalf of beneficial owners.

     During fiscal 2004, the Company declared cash dividends of $.31 per Class A common share and $.201 per Class B common share. During fiscal 2003, the Company declared cash dividends of $.13 per Class A common share and $.08 per Class B common share.

                                                                              23