Form 10-K, Exhibit 13
period 2005-07-30
VILLAGE SUPER MARKET INC
filed 2005-10-26
CIK 103595

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONTENTS

Letter to Shareholders	2

Selected Financial Data	3

Unaudited Quarterly Financial Data	3

Management's Discussion and Analysis of Financial Condition and Results of Operations	4

Consolidated Balance Sheets	9

Consolidated Statements of Operations	10

Consolidated Statements of Shareholders' Equity and Comprehensive Income	11

Consolidated Statements of Cash Flows	12

Notes to Consolidated Financial Statements	13

Report of Independent Registered Public Accounting Firm	24

Stock Price and Dividend Information	24

Corporate Directory	Inside back cover

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

DEAR FELLOW SHAREHOLDERS

Village achieved another year of improved performance in fiscal 2005. Net income increased 17% to a record $15,542,000. Sales increased 2.7% to a record $983,679,000. Same store sales increased 4.2%, well above the industry average.

Village generated $29,473,000 of operating cash flow in fiscal 2005. These cash flows funded capital expenditures of $17,933,000, dividends of $1,092,000 and debt payments of $7,694,000. Our financial strength also continued to improve. At July 30, 2005, cash and cash equivalents were $62,842,000 and the long-term debt/capital ratio declined to 20%.

Our achievements were not limited to financial performance. We opened an 80,000 sq.ft. store in Somers Point on October 27, 2004 to replace a smaller store. We completed the 11,000 sq.ft. expansion and remodel of the Bernardsville store. Our new and remodeled stores continue to focus on our Power Alley concept, featuring broad assortments of fresh, convenient items desired by today's customers.

The expansion and remodel of the Springfield store is nearly complete. We expect to begin remodels of the Morris Plains and Rio Grande stores in fiscal 2006. In addition, we are currently working with developers to obtain governmental approvals for two new superstores.

During fiscal 2005, ShopRite(TM) launched "Live Right with ShopRite(TM)", an innovative health and wellness program featuring health kiosks and enhanced shelf labeling. We also added online shopping in two stores, with pick-up and delivery options. Hiring kiosks were installed in certain stores.

Our recent financial performance has enabled the Board of Directors to increase the dividend rate by a total of 146% since establishing the semi-annual cash dividend in June 2003. The annualized dividend is now $.64 per Class A share and $.416 per Class B share. Share price appreciation and dividends created a total return for Class A shareholders of 73% in fiscal 2005.

We recognize the importance of investing in the communities where our customers and associates live and work. Village and the Sumas family received the Susan G. Komen Breast Cancer Foundation's Community Service Award this year in recognition of their substantial contributions in improving breast health awareness across New Jersey.

Our industry constantly faces new challenges. As always, we rely on our dedicated associates to identify and satisfy our customers evolving needs. Our priorities remain offering high quality products at consistently low prices, providing outstanding customer service, creating unique marketing initiatives, and expanding and updating our store base. We thank our associates for their contributions to our success. We also thank our customers and shareholders for their support.

/s/ James Sumas	/s/ Perry Sumas

James Sumas,	Perry Sumas,
Chairman of the Board	President

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Dollars in thousands except per share and square feet data)

	July 30,	July 31,	July 26,	July 27,	July 28,
	2005	2004	2003	2002	2001

FOR YEAR
Sales	$983,679	$957,647	$902,420	$883,337	$820,627
Net income	15,542	13,263	11,100	12,558	9,443
Net income per share - basic	4.91	4.26	3.60	4.11	3.13
Net income per share - diluted	4.86	4.20	3.54	4.00	3.08
Cash dividends declared per share
Class A	.57	.31	.13	-	-
Class B	.371	.201	.08	-	-

AT YEAR END
Total assets	254,493	231,425	216,578	204,053	183,346
Long-term debt	33,550	29,239	37,241	43,634	43,363
Working capital	36,314	31,886	28,245	20,212	17,087
Shareholders' equity	133,244	120,091	106,777	97,443	84,770
Book value per share	41.18	38.09	34.56	31.69	27.97

OTHER DATA
Same store sales increase	4.2%	4.2%	1.6%	4.3%	3.6%
Total square feet	1,272,000	1,252,000	1,252,000	1,252,000	1,184,000
Average total sq. ft. per store	55,000	54,000	54,000	54,000	54,000
Selling square feet	1,009,000	991,000	991,000	991,000	935,000
Sales per average square foot of selling space	984	966	911	917	878
Number of stores	23	23	23	23	22
Sales per average number of stores	42,769	41,637	39,236	38,406	37,301
Capital expenditures	17,933	14,278	10,851	20,767	15,070

Fiscal 2004 contains 53 weeks. All other fiscal years contain 52 weeks.

UNAUDITED QUARTERLY FINANCIAL DATA
(Dollars in thousands except per share amounts)

	First	Second	Third	Fourth	Fiscal
	Quarter	Quarter	Quarter	Quarter	Year

2005
Sales	$237,352	$255,992	$237,131	$253,204	$983,679
Gross Profit	59,874	65,422	63,384	67,838	256,518
Net income	2,687	4,357	3,759	4,739	15,542
Net income per share - diluted	$.85	$1.37	$1.18	$1.46	$4.86

2004
Sales	$226,734	$242,209	$229,531	$259,173	$957,647
Gross profit	57,148	62,105	58,707	66,312	244,272
Net income	2,519	3,651	2,744	4,349	13,263
Net income per share - diluted	$.80	$1.16	$.87	$1.37	$4.20

The fourth quarter of fiscal 2004 contains 14 weeks. All other quarters contain 13 weeks.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands except per share and per square foor data)

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

The Company's stores, five of which are owned, average 55,000 total square feet. Larger store sizes enable the Company to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. On October 27, 2004, the Company opened an 80,000 sq. ft. store in Somers Point, New Jersey to replace a smaller store. During fiscal 2005, sales per store was $42,769 and sales per square foot of selling space was $984. Management believes these are among the highest in the supermarket industry.

We consider a variety of indicators to evaluate our performance, such as same store sales; sales per store; percentage of total sales by department (mix); shrink; departmental gross profit percentage; sales per labor hour; and hourly labor rates. In recent years, the Company, as well as many of our competitors, has faced substantial increases in employee health and pension costs under union contracts and for non-union associates. In addition, rates charged by various utilities for electricity and gas increased during fiscal 2005 and 2004. These trends are expected to continue in fiscal 2006. The Company estimates inflation had less of an impact on retail pricing in fiscal 2005 than in fiscal 2004.

The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2004 contains 53 weeks. Fiscal 2005 and 2003 contain 52 weeks.

RESULTS OF OPERATIONS

The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	JULY 30,	JULY 31,	JULY 26,
	2005	2004	2003

Sales	100.00%	100.00%	100.00%
Cost of sales	73.92	74.49	75.03
Gross profit	26.08	25.51	24.97
Operating and administrative expense	22.23	21.92	21.75
Depreciation and amortization	1.08	.99	.99
Operating income	2.77	2.60	2.23
Income from partnerships	.15	-	.18
Interest expense, net	.22	.23	.33
Income before income taxes	2.70	2.37	2.08

Income taxes	1.12	.99	.85
Net income	1.58%	1.38%	1.23%

SALES
Sales were $983,679 in fiscal 2005, an increase of $26,032, or 2.7% from the prior year. The prior year included $17,301 of sales from a 53rd week. Excluding the 53rd week from the prior year, sales increased 4.6% in fiscal 2005. Sales increased due to the opening of the Somers Point replacement store (October 27, 2004) and a 4.2% increase in same store sales (excluding the 53rd sales week in the prior year), partially offset by the closing of a stand-alone drugstore. Same store sales increased due to higher sales in the recently remodeled Bernardsville store, continued improvement in stores opened and remodeled in recent fiscal years, higher sales in one store due to the closing of a competitor and increases in retail prices in certain categories resulting from inflation. These same store sales improvements were partially offset by reduced sales in three stores due to competitive openings. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations are included in same store sales immediately.

Sales were $957,647 in fiscal 2004, an increase of $55,227, or 6.1% from the prior year. Same store sales increased 4.2% in fiscal 2004. In addition, sales increased $17,301, or 1.9%, due to fiscal 2004 containing 53 weeks. Same store sales increased due to continued improvement in the two stores opened in fiscal 2002, increased sales in stores remodeled in fiscal 2003 and increases in retail prices in certain categories resulting from inflation in fiscal 2004. In addition, sales in fiscal 2004 benefited from comparison to fiscal 2003, which included the impact from a substantial number of store openings by competitors, higher levels of promotional activity and a softer economy.

GROSS PROFIT
Gross profit as a percentage of sales increased .57% in fiscal 2005 compared to the prior year due to improved product mix, higher gross margins in most departments, reduced LIFO charges (.11%) and reduced warehousing and related charges from Wakefern (.10%). These improvements were partially offset by increased promotional spending(.13%).

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Continued)

Gross profit as a percentage of sales increased .54% in fiscal 2004 compared to the prior year due to lower promotional spending (.15%), reduced warehousing and related charges from Wakefern (.17%) , a higher estimate of patronage dividends (.13%) and improved product mix. These improvements were partially offset by increased LIFO charges (.10%) in fiscal 2004.

OPERATING AND ADMINISTRATIVE EXPENSE
Operating and administrative expense increased by .31% as a percentage of sales in fiscal 2005 compared to the prior year primarily due to increased fringe benefit costs (.15%), supply costs (.09%), utility costs (.06%) and a charge for future lease obligations for the closed stand-alone drugstore (.06%). Fringe benefit costs increased primarily due to increased expense for employee health and pension plans and compensation costs recognized under share-based compensation plans. Utility and supply costs increased due to increases in energy prices. Both of these trends are expected to continue in fiscal 2006.

Operating and administrative expense increased .17% as a percentage of sales in fiscal 2004 compared to the prior year primarily due to increased fringe benefit (.26%) and utility (.05%) costs. Fringe benefit costs increased primarily due to increased expense for employee health and pension plans. Utility costs increased due to rate increases. These increases were partially offset by reduced payroll costs (.11%)and by leverage provided by the additional sales week in fiscal 2004.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense was $10,595, $9,495 and $8,929 in fiscal 2005, 2004 and 2003, respectively. Depreciation and amortization expense increased in fiscal 2005 due to depreciation on the fixed asset additions related to the expansion and remodel of the Bernardsville store and the Somers Point replacement store. In addition, depreciation expense in fiscal 2005 included $137 due to adjustments to the depreciable lives of certain leasehold improvements.

Depreciation and amortization expense increased in fiscal 2004 due to depreciation on the fixed asset additions placed in service during the fiscal year and $274 of additional depreciation in fiscal 2004 resulting from a reduction in the useful lives of certain assets of two stores expected to close in fiscal 2005.

INCOME FROM PARTNERSHIPS
The Company is a limited partner in a real estate partnership that sold its only asset and distributed the proceeds to the partners in fiscal 2005. The Company received proceeds of $3,096 and recorded income from the partnership of $1,509, which is the excess of the proceeds above the Company's investment in the partnership and certain receivables due from the partnership.

Fiscal 2003 income before income taxes included $1,639 of distributions received from two different partnerships in which the Company is a limited partner. The Company's ownership interests in these partnerships resulted from its leasing of supermarkets in two shopping centers. The Company remains a tenant in one of the shopping centers. The Company's accounting for these partnerships under the equity method had previously resulted in a zero investment balance in the consolidated financial statements.

INTEREST EXPENSE
Interest expense, net of interest income, was $2,199, $2,192 and $2,982 in fiscal 2005, 2004 and 2003, respectively. An increase in interest expense of $909 in fiscal 2005 due to the Somers Point replacement store capital lease was offset by a decrease in interest expense due to reductions in notes payable balances in the current fiscal year and increased interest income from higher rates received on excess cash invested at Wakefern.

Interest expense, net of interest income, decreased in fiscal 2004 due to reduced borrowing levels and increased interest income from higher rates received on excess cash invested at Wakefern. In addition, fiscal 2003 included interest expense from a capital lease disposed of during fiscal 2003.

INCOME TAXES
The Company's effective income tax rate was 41.5%, 41.7% and 41.0% in fiscal 2005, 2004 and 2003, respectively. The Company recorded current tax provisions of $1,052, $1,052 and $1,054 in fiscal 2005, 2004 and 2003, respectively, as the benefit of a tax planning strategy has not been recognized for financial reporting purposes. In the event these tax matters are resolved in the Company's favor in future years, the effective tax rate in that fiscal year would be lower.

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

IMPAIRMENT
The Company reviews the carrying values of its long-lived assets, such as property, equipment and fixtures and intangibles subject to amortization, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from asset groups at the store level to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset held for use to its carrying value.

Goodwill is tested for impairment at the end of each fiscal year, or as circumstances dictate. Since the Company's stock is not widely traded, management utilizes valuation techniques such as earnings multiples to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of the Company's one reporting unit exceeds its carrying value at July 30, 2005. Should the Company's carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company's financial position and results of operations.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Continued)

PATRONAGE DIVIDENDS
As a stockholder of Wakefern, the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend" (see Note 3). This dividend is based on a distribution of Wakefern's operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. The Company accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $5,470 and $5,366 at July 30, 2005 and July 31, 2004, respectively.

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

Based on the Company's review of market interest rates, the Company lowered the discount rate to 5.50% at July 30, 2005 compared to 6.25% at July 31, 2004. The 75 basis point reduction in the discount rate and a change in the mortality table used increased the projected benefit obligation at July 30, 2005 by a total of $6,695. In fiscal 2006, the Company expects pension expense to increase to $3,600 as a result of these changes. The Company evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Net cash provided by operating activities was $29,473 in fiscal 2005 compared to $30,784 in fiscal 2004. This decrease is primarily due to less of an increase in accounts payable in fiscal 2005 than in fiscal 2004 and lower LIFO charges in fiscal 2005. These reduced cash flows were partially offset by increases in net income and depreciation in fiscal 2005 and a smaller increase in patronage dividend receivable in fiscal 2005. Accounts payable increased less in fiscal 2005 than in fiscal 2004 due to the timing of payments.

During fiscal 2005, the Company used $29,473 of operating cash flow and $2,516 of proceeds from a partnership distribution to fund capital expenditures of $17,933, debt payments of $7,694 and dividends of $1,092. In addition, a $20,274 note receivable from Wakefern matured January 15, 2005 and is included as a cash equivalent at July 30, 2005 as these funds are invested in a demand deposit at Wakefern. Major capital expenditures in fiscal 2005 include the expansion and remodel of the Bernardsville and Springfield stores and equipment for the Somers Point replacement store.

Net cash provided by operating activities was $30,784 in fiscal 2004 compared to $24,509 in fiscal 2003. This increase is primarily due to increases in net income, LIFO charges and accounts payable in fiscal 2004. These increased cash flows were partially offset by a reduced benefit from deferred taxes and a benefit in fiscal 2003 from the use of a tax receivable to reduce quarterly income tax payments. Accounts payable increased in fiscal 2004 due to the timing of payments.

During fiscal 2004, operating cash flow of $30,784 and cash on hand were used to fund capital expenditures of $14,278, make debt payments of $7,754 and to invest $20,274 of excess cash in a note receivable from Wakefern. The debt payments made included the first installment of $4,286 on the Company's unsecured Senior Notes. The investment in the note receivable from Wakefern is a one-year note dated January 15, 2004, which matures January 15, 2005 and carries interest at the prime rate less 1.5%. These funds were previously invested in demand deposits at Wakefern. Major capital expenditures in fiscal 2004 include the partially completed expansion and remodel of the Bernardsville store and equipment for the Somers Point replacement store.

LIQUIDITY AND DEBT

Working capital was $36,314, $31,886, and $28,245 at July 30, 2005, July 31, 2004 and July 26, 2003, respectively. Working capital ratios at the same dates were 1.53, 1.47 and 1.46 to one, respectively. The Company's working capital needs are reduced, since inventory is generally sold by the time payments to Wakefern and other suppliers are due.

The lease for the Somers Point replacement store has been accounted for as a capital lease, resulting in additions to long-term debt and property, equipment and fixtures of $11,382 during fiscal 2005.

The Company has budgeted approximately $12,000 for capital expenditures in fiscal 2006. Planned expenditures include the completion of the expansion and remodel of the Springfield store, and the beginning of remodels of the Morris Plains and Rio Grande stores. The Company's primary sources of liquidity in fiscal 2006 are expected to be the cash on hand at July 30, 2005 and operating cash flow generated in fiscal 2006. The Company anticipates cash flow generation in fiscal 2006 to be in the range experienced in the previous three fiscal years.

On July 15, 2004, the Company amended its unsecured revolving loan agreement, which would have expired on September 16, 2004. The amended agreement increased the maximum amount available for borrowings to $20,000 from $15,000. The amended agreement expires September 16, 2007, with two one-year extensions available if exercised by both parties. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 30, 2005 and July 31, 2004.

The revolving loan agreement contains covenants which, among other matters, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 30, 2005, the Company was in compliance with all terms and covenants of the revolving loan agreement.

In addition, the Company's Senior Note agreement contains covenants which, among other matters, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 30, 2005, the Company was in compliance with all terms and covenants of this debt agreement.

During fiscal 2005, the Company declared cash dividends of $1,510, comprised of $.57 per Class A common share and $.371 per Class B common share. During fiscal 2004, the Company declared cash dividends of $798, comprised of $.31 per Class A common share and $.201 per Class B common share.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Continued)

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The table below presents significant contractual obligations of the Company at July 30, 2005:

Payments Due By Fiscal Period
	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt (2)	$5,507	$5,388	$4,860	$4,286	$4,285	$-	$24,326
Capital leases (3)	$2,253	$1,932	$1,932	$1,847	$1,643	$36,608	$46,215
Operating leases (3)	$6,585	$7,035	$6,922	$6,389	$5,510	$58,065	$90,506
Notes payable to related party	$607	$580	$91	$101	$27	$-	$1,406
	$14,952	$14,935	$13,805	$12,623	$11,465	$94,673	162,453

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).

(2)
Interest expense on long-term debt outstanding at July 30, 2005 is estimated to be as follows in future fiscal years: 2006 - $1,641; 2007 - $1,241; 2008 - $858; 2009 - $506; 2010 - $170; and none thereafter. Interest expense on variable rate borrowings related to an interest rate swap agreement is based on estimates of LIBOR plus 3.36% for the length of that agreement. The estimate of interest expense does not include interest expense related to capital leases as the total amount of capital lease payments, including principal and interest, are included in the above table.

(3)
The above amounts for capital leases and operating leases do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2005: real estate taxes - $2,589; common area maintenance -$1,354; insurance - $206; and contingent rentals - $982.

ADOPTION OF NEW ACCOUNTING STANDARDS
In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, the fair value approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS No. 123(R) on May 1, 2005 utilizing the modified prospective application. As the Company had previously adopted the fair value recognition provisions of SFAS No. 123 during fiscal 2003, the adoption of SFAS No. 123(R) had no impact on the consolidated results of operations for fiscal 2005. The disclosure requirements under SFAS No. 123(R) related to the Company's two share-based compensation plans are included in Note 7 to these consolidated financial statements.

RELATED PARTY TRANSACTIONS
The Company holds an investment in Wakefern, its principal supplier. The Company purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, the Company is required to purchase certain amounts of Wakefern common stock. At July 30, 2005, the Company's indebtedness to Wakefern for the outstanding amount of this stock subscription was $1,406. Wakefern distributes as a "patronage dividend" to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Additional information is provided in Note 3.

At July 30, 2005 the Company had demand deposits invested at Wakefern in the amount of $41,449. These deposits earn the prime rate of interest less 2.5% or overnight money market rates.

The Company subleases the Vineland store from Wakefern at a current annual rent of $700.

On April 2, 2003, the Company sold the land and building currently occupied by the Somers Point, NJ store to an unrelated real estate investment trust (the "REIT") for $3,500 plus the reimbursement of certain costs. The Company's purpose in entering into this transaction was to provide for the development of the 80,000 sq. ft. replacement store in Somers Point with minimal cash outlay by the Company, and to ensure continued occupancy of the Springfield, NJ store and the Company's headquarters.

The Company executed leases with the REIT for the replacement store in Somers Point and to continue occupancy of the current Somers Point store until the replacement store was constructed by the REIT. In addition, the Company executed long-term leases with the REIT for the Springfield store and the Company's headquarters, which were previously leased from a realty company owned by certain officers of the Company (the "Realty Company"). The Company canceled its current leases with the Realty Company without cost. The combined annual rents of these two new leases are approximately the same as the annual rents of the leases cancelled.

As part of this transaction, the shareholders of the Realty Company sold their shares in the Realty Company to the REIT. The Realty Company's assets consisted substantially of the Springfield store, the Company headquarters and undeveloped land in Somers Point upon which a 130,000 sq. ft. retail center was developed by the REIT. This transaction resulted in no net gain or loss to the Company. Although the transactions with the unrelated, publicly-traded REIT were negotiated at arms-length, the Company's independent directors evaluated and approved these transactions for fairness due to the concurrent sale by the Realty Company, which was a related party.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Continued)

In addition, the Company leases a supermarket from a different realty firm partly owned by officers of the Company. The Company paid aggregate rents to related parties, excluding Wakefern, under all the above leases of approximately $549, $549 and $926 in fiscal years 2005, 2004 and 2003, respectively.

The Company has ownership interests in four real estate partnerships. The Company paid aggregate rents to two of these partnerships for leased stores of approximately $634, $638, and $612 in fiscal years 2005, 2004 and 2003, respectively.

IMPACT OF INFLATION AND CHANGING PRICES
Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced less inflation in fiscal 2005 than in fiscal 2004 and more inflation in fiscal 2004 than in fiscal 2003. The Company recorded a pre-tax LIFO charge of $425, $1,402 and $350 in fiscal 2005, 2004 and 2003, respectively. The company calculates LIFO charges based on a regional CPI index for food at home published by the Department of Labor, which indicated CPI increases of 2.5%, 6.5% and 1.5% in fiscal 2005, 2004 and 2003, respectively.

MARKET RISK
The Company is exposed to market risks arising from adverse changes in interest rates. During fiscal 2005, the Company's only variable rate borrowings relate to an interest rate swap agreement. On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (7.28% at July 30, 2005) on an initial notional amount of $10,000, expiring in September 2009, in exchange for a fixed rate of 8.12%. The swap agreement notional amount decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. At July 30, 2005, the remaining notional amount of the swap agreement was $7,143. A 1% increase in interest rates, applied to the Company's borrowings at July 30, 2005, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $71. The fair value of the Company's fixed rate debt is also affected by changes in interest rates.

At July 30, 2005, the Company had demand deposits of $41,449 at Wakefern earning interest at prime less 2.5%, or overnight money market rates, which are exposed to the impact of interest rate changes.

FORWARD-LOOKING STATEMENTS
This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events and results may vary significantly from those contemplated or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: local economic conditions; competitive pressures from the Company's operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company's principal supplier, Wakefern; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in other filings of the Company.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	July 30,	July 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$62,842	$36,972
Merchandise inventories	30,176	30,976
Patronage dividend receivable	5,470	5,366
Note receivable from related party	-	20,274
Other current assets	7,105	6,195

Total current assets	105,593	99,783

PROPERTY, EQUIPMENT AND FIXTURES, net	119,903	101,143

OTHER ASSETS
Investment in related party, at cost	15,670	15,875
Goodwill	10,605	10,605
Other assets	2,722	4,019

Total other assets	28,997	30,499

	$254,493	$231,425

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable	$5,507	$6,229
Capitalized lease obligations	704	800
Notes payable to related party	607	712
Accounts payable to related party	40,910	39,706
Accounts payable and accrued expenses	21,551	20,450

Total current liabilities	69,279	67,897

LONG-TERM DEBT
Notes payable	18,835	24,436
Capitalized lease obligations	13,916	3,223
Notes payable to related party	799	1,579

Total long-term debt	33,550	29,238

OTHER LIABILITIES	18,420	14,199

COMMITMENTS AND CONTINGENCIES (notes 3, 4, 6, and 9)

SHAREHOLDERS' EQUITY
Preferred stock, no par value:
Authorized 10,000 shares, none issued	-	-
Class A common stock, no par value:
Authorized 10,000 shares, issued 1,818 shares at July 30, 2005 and 1,763 shares at July 31, 2004	19,834	19,037
Class B common stock, no par value:
Authorized 10,000 shares, issued and outstanding 1,594 shares	1,035	1,035
Retained earnings	119,507	105,502
Accumulated other comprehensive loss	(4,662)	(2,660)
Less treasury stock, Class A, at cost (176 shares at July 30, 2005 and 204 shares at July 31, 2004)	(2,470)	(2,823)

Total shareholders' equity	133,244	120,091

	$254,493	$231,425
See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended
	July 30,	July 31,	July 26,
	2005	2004	2003

SALES	$983,679	$957,647	$902,420
COST OF SALES	727,161	713,375	677,056

GROSS PROFIT	256,518	244,272	225,364

OPERATING AND ADMINISTRATIVE EXPENSE	218,649	209,842	196,273
DEPRECIATION AND AMORTIZATION	10,595	9,495	8,929

OPERATING INCOME	27,274	24,935	20,162

INCOME FROM PARTNERSHIPS	1,509	-	1,639
INTEREST EXPENSE, net of interest income of $1,060, $556 and $423	2,199	2,192	2,982

INCOME BEFORE INCOME TAXES	26,584	22,743	18,819
INCOME TAXES	11,042	9,480	7,719

NET INCOME	$15,542	$13,263	$11,100

NET INCOME PER SHARE:
BASIC	$4.91	$4.26	$3.60
DILUTED	$4.86	$4.20	$3.54

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(in thousands)

YEARS ENDED JULY 30, 2005, JULY 31, 2004 AND JULY 26, 2003

	Class A Common Stock		Class B Common Stock			Accumulated Other	Treasury Stock		Total
	Shares		Shares		Retained	Comprehensive	Class A		Shareholders'
	Issued	Amount	Issued	Amount	Earnings	Loss	Shares	Amount	Equity

Balance, July 27, 2002	1,763	$18,411	1,594	$1,035	$82,517	$(616)	282	$(3,904)	$97,443

Net income	-	-	-	-	11,100	-	-	-	11,100

Other comprehensive loss - additional minimum pension liability, net of deferred tax benefit of $1,143	-	-	-	-	-	(1,714)	-	-	(1,714)

Comprehensive income									9,386

Dividends	-	-	-	-	(322)	-	-	-	(322)

Exercise of stock options and related tax benefits	-	82	-	-	(56)	-	(14)	202	228

Stock compensation expense	-	42	-	-	-	-	-	-	42

Balance, July 26, 2003	1,763	18,535	1,594	1,035	93,239	(2,330)	268	(3,702)	106,777

Net income	-	-	-	-	13,263	-	-	-	13,263

Other comprehensive loss - additional minimum pension liability, net of deferred tax benefit of $220	-	-	-	-	-	(330)	-	-	(330)

Comprehensive income									12,933

Dividends	-	-	-	-	(798)	-	-	-	(798)

Exercise of stock options and related tax benefits	-	422	-	-	(202)	-	(64)	879	1,099

Stock compensation expense	-	80	-	-	-	-	-	-	80

Balance, July 31, 2004	1,763	19,037	1,594	1,035	105,502	(2,660)	204	(2,823)	120,091

Net income	-	-	-	-	15,542	-	-	-	15,542

Other comprehensive loss - additional minimum pension liability, net of dererred tax benefit of $1,335	-	-	-	-	-	(2,002)	-	-	(2,002)

Comprehensive income									13,540

Dividends	-	-	-	-	(1,510)	-	-	-	(1,510)

Exercise of stock options and related tax benefits	-	314	-	-	(27)	-	(29)	408	695

Treasury stock purchases	-	-	-	-	-	-	1	(55)	(55)

Stock compensation expense	55	483	-	-	-	-	-	-	483

Balance, July 30, 2005	1,818	$19,834	1,594	$1,035	$119,507	$(4,662)	176	$(2,470)	$133,244

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended
	July 30, 2005	July 31, 2004	July 26, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,542	$13,263	$11,100
Adjustments to reconcile net income to net cash provided by operating activities:
Income from partnership	(1,509)	-	-
Depreciation and amortization	10,595	9,495	8,929
Tax benefit related to stock-based compensation	314	422	82
Non-cash stock compensation	483	80	42
Deferred taxes	2,189	2,112	3,094
Provision to value inventories at LIFO	425	1,402	350
Changes in assets and liabilities:
(Increase) decrease in merchandise inventories	375	(74)	1,126
(Increase) in patronage dividend receivable	(104)	(1,733)	(1,437)
(Increase) decrease in other current assets	(910)	(988)	1,655
(Increase) decrease in other assets	139	(186)	(268)
Increase in accounts payable to related party	1,204	7,358	1,717
Increase (decrease) in accounts payable and accrued expenses	519	(1,691)	(2,375)
Increase in other liabilities	211	1,324	494

Net cash provided by operating activities	29,473	30,784	24,509

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) note receivable from related party	20,274	(20,274)	-
Capital expenditures	(17,933)	(14,278)	(10,851)
Proceeds from partnership distribution	2,516	-	-
Proceeds from disposal of assets	-	-	4,006

Net cash provided by (used in) investing activities	4,857	(34,552)	(6,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	381	676	146
Principal payments of long-term debt	(7,694)	(7,754)	(3,080)
Dividends	(1,092)	(682)	-
Treasury stock purchases	(55)	-	-

Net cash used in financing activities	(8,460)	(7,760)	(2,934)

NET INCREASE (DECREASE)IN CASH AND CASH EQUIVALENTS	25,870	(11,528)	14,730

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36,972	48,500	33,770

CASH AND CASH EQUIVALENTS, END OF YEAR	$62,842	$36,972	$48,500

SUPPLEMENTAL DISCLOSURES OF
CASH PAYMENTS MADE FOR:
Interest	$3,331	$2,795	$3,462
Income taxes	$8,964	$5,032	$3,005

NONCASH SUPPLEMENTAL DISCLOSURES:
Capital lease obligation incurred	$11,382	-	-
Additional (reduction in) investment in related party	$(205)	-	$2,212
Dividends declared and unpaid	$856	$438	$322

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(All amounts are in thousands, except per share and sq. ft. data)

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

Fiscal year
The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2004 contains 53 weeks. Fiscal 2005 and 2003 contain 52 weeks.

Reclassifications
Certain amounts have been reclassified in the fiscal 2004 and 2003 consolidated financial statements to conform to the fiscal 2005 presentation. These reclassifications include offsetting reductions in net cash provided by operating activities and net cash used in financing activities of $116 and $322 in fiscal 2004 and 2003, respectively.

Industry segment
The Company consists of one operating segment, the retail sale of food and non-food products.

Revenue recognition
Merchandise sales are recognized at the point of sale to the customer. Discounts provided to customers through ShopRite coupons and loyalty programs are recognized as a reduction of sales as the products are sold.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Included in cash and cash equivalents at July 30, 2005 and July 31, 2004 are $41,449 and $19,628, respectively, of demand deposits invested at Wakefern at the prime rate less 2.5% or at overnight money market rates.

Merchandise inventories
Approximately 70% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $11,539 and $11,114 higher than reported in fiscal 2005 and 2004, respectively. All other inventories are stated at the lower of FIFO cost or market.

Vendor allowances and rebates
The Company receives vendor allowances and rebates, including the patronage dividend and amounts received as a pass through from Wakefern, related to the Company's buying and merchandising activities. Vendor allowances and rebates are recognized as a reduction in cost of sales when the related merchandise is sold or when the required contractual terms are completed.

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

Investments
The Company's investment in its principal supplier, Wakefern, is stated at cost (see Note 3). The Company evaluates its investment in Wakefern for impairment through consideration of previous, current and projected levels of profit of Wakefern.

The Company's investments in certain real estate partnerships are accounted for under the equity method.

Store opening and closing costs
All store opening costs are expensed as incurred. The Company records a liability for the future minimum lease payments and related costs for closed stores from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting, discounted using a risk-adjusted interest rate.

The Company closed a stand-alone drugstore on December 5, 2004 and remains obligated for future lease commitments for this store. The Company recorded a $576 charge in fiscal 2005, which is included in operating and administrative expense in the consolidated statement of operations. As of July 30, 2005, $216 of these costs have been incurred, with a remaining liability of $360.

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

Advertising
Advertising costs are expensed as incurred. Advertising expense was $7,793, $7,692 and $7,161 in fiscal 2005, 2004 and 2003, respectively.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income
For fiscal 2005, 2004 and 2003, comprehensive income consists of net income and the additional minimum pension liability adjustment, net of income tax benefit.

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

Fair value of financial instruments
Cash and cash equivalents, patronage dividends receivable, notes receivable from related party, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The Company's derivative instrument is carried at fair value. The carrying value of the Company's short and long-term notes payable approximates their fair value based on the current rates available to the Company for similar instruments. As the Company's investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company's cost, it is not practicable to estimate the fair value of such investment.

Derivative instruments and hedging activities
The Company accounts for its derivative and hedging transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. These statements establish accounting and reporting standards for derivative instruments and for hedging activities and require an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. These fair value adjustments are included either in the determination of net income or as a component of accumulated other comprehensive income depending on the nature of the transaction.

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

Goodwill
Goodwill is tested at the end of each fiscal year, or as circumstances dictate, for impairment pursuant to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. The Company operates as a single reporting unit for purposes of evaluating goodwill for impairment and primarily considers earnings multiples and other valuation techniques to measure fair value as its stock is not widely traded.

Net income per share
The number of common shares outstanding for calculation of net income per share is as follows:

	2005	2004	2003

Weighted average shares outstanding - basic	3,168	3,111	3,083
Dilutive effect of stock-based compensation	27	44	48

Weighted average shares outstanding - diluted	3,195	3,155	3,131

In accordance with SFAS No. 128 and EITF Issue No. 03-6, the Company utilizes the if-converted method of calculating net income per share, as the dilutive effect on basic net income per share using the if-converted method is greater than that which would result from the application of the two-class method. There were no potentially dilutive securities excluded from the calculation of diluted net income per share in any of the fiscal years presented.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of new accounting standards
In December 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, the fair value approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS No. 123(R) on May 1, 2005 utilizing the modified prospective application. As the Company had previously adopted the fair value recognition provisions of SFAS No. 123 during fiscal 2003, the adoption of SFAS No. 123(R) had no impact on the consolidated results of operations for fiscal 2005. The disclosure requirements under SFAS No. 123(R) related to the Company's two share-based compensation plans are included in Note 7 to these consolidated financial statements.

NOTE 2 -- PROPERTY, EQUIPMENT AND FIXTURES

Property, equipment and fixtures are comprised as follows:

	July 30,	July 31,
	2005	2004

Land and buildings	$54,258	$54,162
Store fixtures and equipment	92,792	83,809
Leasehold improvements	47,680	43,851
Leased property under capital leases	19,180	7,798
Construction in progress	1,325	3,078
Vehicles	1,376	1,547

	216,611	194,245
Accumulated depreciation	(89,884)	(86,875)
Accumulated amortization of buildings under capital leases	(6,824)	(6,227)

Property, equipment and fixtures, net	$119,903	$101,143

Amortization of leased property under capital leases is included in depreciation and amortization expense.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 3 -- RELATED PARTY INFORMATION - WAKEFERN

The Company's ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 16.1% of the outstanding shares of Wakefern at July 30, 2005. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of the Company.

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

Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store's purchases from Wakefern up to a maximum of $650. As a result of an increase in the required investment of $100 per store during fiscal 2003, the Company increased both its investment and obligation by $2,119. At July 30, 2005, the Company's indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $1,406. Installment payments are due as follows: 2006 - $607; 2007 - $580; 2008 - $91; 2009 - $101; and 2010 - $27. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

The Company purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a "patronage dividend" to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates amounted to $12,363, $12,252 and $10,651 in fiscal 2005, 2004 and 2003, respectively.

Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. The Company paid Wakefern $20,011, $19,686 and $19,143 in fiscal 2005, 2004 and 2003, respectively, for these services, which are reflected in operating and administrative expense in the consolidated statements of operations. Additionally, the Company has certain related party leases (see Note 6) and demand deposits invested at Wakefern (see Note 1).

The Company had a $20,274 unsecured note receivable from Wakefern at July 31, 2004. The note carried interest at the prime rate less 1.5% and matured January 15, 2005.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 -- NOTES PAYABLE

	July 30,	July 31,
	2005	2004

Senior notes payable (a)	$21,429	$25,714
Notes payable, interest at 4.39% to 6.68%, payable in monthly installments through December 2008, collateralized by certain equipment	2,897	4,841
Fair value of hedging adjustment (a)	16	110

	24,342	30,665

Less current portion	5,507	6,229

	$18,835	$24,436

Aggregate principal maturities of notes payable as of July 30, 2005 are as follows:

Year ending July:
2006	$5,507
2007	5,388
2008	4,860
2009	4,286
2010	4,285
Thereafter	-

(a) On September 16, 1999, the Company issued $30,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semi-annually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

The Senior Note agreement contains covenants which, among other matters, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 30, 2005, the Company was in compliance with all financial covenants of this debt agreement.

On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (7.28% at July 30, 2005) on a notional amount of $10,000 expiring in September 2009 in exchange for a fixed rate of 8.12%. The swap agreement notional amount ($7,143 at July 30, 2005) decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. This interest rate swap agreement reduced interest expense by $92, $289, and $370 in fiscal 2005, 2004 and 2003, respectively.

The Company has structured this interest rate swap agreement to be an effective, fair value hedge. The fair value of this swap agreement is recorded in other assets with a corresponding increase in notes payable.

(b) On July 15, 2004, the Company amended its unsecured revolving loan agreement, which would have expired on September 16, 2004. The amended agreement increased the maximum amount available for borrowings to $20,000 from $15,000. The amended agreement expires September 16, 2007, with two one-year extensions available if exercised by both parties. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 30, 2005 and July 31, 2004.

The revolving loan agreement provides a maximum commitment for letters of credit of $3,000 ($787 outstanding at July 30, 2005) to secure obligations for self-insured workers' compensation claims from 1995 to 1998 and construction performance guarantees to municipalities.

This loan agreement contains covenants which, among other matters, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 30, 2005, the Company was in compliance with all financial covenants of the revolving loan agreement.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 5 -- INCOME TAXES

The components of the provision for income taxes are:

	2005	2004	2003

Federal:
Current	$6,731	$5,558	$3,345
Deferred	1,838	1,818	2,594

State:
Current	2,122	1,810	1,280
Deferred	351	294	500

	$11,042	$9,480	$7,719

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	July 30,	July 31,
	2005	2004
Deferred tax liabilities:
Tax over book depreciation	$11,035	$9,491
Patronage dividend receivable	2,031	2,021
Investment in partnerships	1,740	1,085
Other	435	166

Total deferred tax liabilities	15,241	12,763

Deferred tax assets:
Amortization of capital leases	925	1,002
Compensation related costs	763	568
Minimum pension liability	3,108	1,773
Accrual for special charges	814	667
Other	346	322

Total deferred tax assets	5,956	4,332

Net deferred tax liability	$9,285	$8,431

Net long-term deferred taxes of $7,696 and $7,007 are included in other long-term liabilities at July 30, 2005 and July 31, 2004, respectively. Net current deferred taxes of $1,589 and $1,424 are included in accrued expenses at July 30, 2005 and July 31, 2004, respectively.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 30, 2005 and July 31, 2004.

The effective income tax rate differs from the statutory federal income tax rate as follows:

	2005	2004	2003

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.0	6.0	6.2
Other	.5	.7	(.2)

Effective income tax rate	41.5%	41.7%	41.0%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 6 -- LEASES

Description of leasing arrangements
The Company conducts a major part of its operations from leased facilities, with the majority of initial lease terms ranging from 20 to 30 years.

Most of the Company's leases contain renewal options of five years each. These options enable the Company to retain the use of facilities in desirable operating areas. Management expects that in the normal course of business, most leases will be renewed or replaced by other leases. The Company is obligated under all leases to pay for real estate taxes, utilities and liability insurance, and under certain leases to pay additional amounts based on maintenance and a percentage of sales in excess of stipulated amounts.

Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 30, 2005:

	Capital	Operating
	Leases	Leases

2006	$2,253	$6,585
2007	1,932	7,035
2008	1,932	6,922
2009	1,847	6,389
2010	1,643	5,510
Thereafter	36,608	58,065

Minimum lease payments	46,215	$90,506
Less amount representing interest	31,595
Present value of minimum lease payments	14,620
Less current portion	704

	$13,916

The following schedule shows the composition of total rental expense for the following periods:

	2005	2004	2003

Minimum rentals	$6,457	$6,801	$6,317
Contingent rentals	982	954	878

	$7,439	$7,755	$7,195

Related party leases
On April 2, 2003, the Company sold the land and building currently occupied by the Somers Point, NJ store to an unrelated real estate investment trust (the "REIT") for $3,500 plus the reimbursement of certain costs. The Company's purpose in entering into this transaction was to provide for the development of the 80,000 sq. ft. replacement store in Somers Point with minimal cash outlay by the Company, and to ensure continued occupancy of the Springfield, NJ store and the Company's headquarters.

The Company executed leases with the REIT for the replacement store in Somers Point and to continue occupancy of the current Somers Point store until the replacement store was constructed by the REIT. In addition, the Company executed long-term leases with the REIT for the Springfield store and the Company's headquarters, which were previously leased from a realty company owned by certain officers of the Company (the "Realty Company"). The Company canceled its current leases with the Realty Company without cost. The combined annual rents of these two new leases are approximately the same as the annual rents of the leases cancelled.

As part of this transaction, the shareholders of the Realty Company sold their shares in the Realty Company to the REIT. The Realty Company's assets consisted substantially of the Springfield store, the Company headquarters and undeveloped land in Somers Point upon which a 130,000 sq. ft. retail center was subsequently developed by the REIT. This transaction resulted in no net gain or loss to the Company. Although the transactions with the unrelated, publicly-traded REIT were negotiated at arms-length, the Company's independent directors evaluated and approved these transactions for fairness due to the concurrent sale by the Realty Company, which was a related party.

In addition, the Company leases a supermarket from a different realty firm partly owned by officers of the Company. The Company paid aggregate rents to related parties under all the above leases, including minimum and contingent rent, of approximately $549, $549 and $926 in fiscal years 2005, 2004 and 2003, respectively.

The Company is a limited partner in a real estate partnership that sold its only asset and distributed the proceeds to the partners in fiscal 2005. The Company received proceeds of $3,096 and recorded income from the partnership of $1,509, which is the excess of the proceeds above the Company's investment in the partnership and certain receivables due from the partnership.

Fiscal 2003 income before income taxes included $1,639 of distributions received from two different partnerships in which the Company is a limited partner. The Company's ownership interests in these partnerships resulted from its leasing of supermarkets in two shopping centers. The Company remains a tenant in one of the shopping centers. The Company's accounting for these partnerships under the equity method had previously resulted in a zero investment balance in the consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

The Company has ownership interests in four real estate partnerships. The Company paid aggregate rents to two of these partnerships for leased stores of approximately $634, $638, and $612 in fiscal years 2005, 2004 and 2003, respectively.

The Company leases its Vineland store from Wakefern under a sublease agreement which provides for annual rent of $700.

NOTE 7 -- COMMON STOCK

Class A common stock has one vote per share and is entitled to cash dividends as declared 54% greater than those paid on Class B common stock. Class B common stock has ten votes per share. Class B common stock is not transferable except to another holder of Class B common stock or by will or under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Company approving the transfer. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock.

The Company has two share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $483, $80 and $42 in fiscal 2005, 2004 and 2003, respectively. Total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $150 in fiscal 2005 (none in 2004 and 2003).

The 1997 Incentive and Non-Statutory Stock Option Plan (the "1997 Plan") provides for the granting of options to purchase up to 250 shares of the Company's Class A common stock by officers, employees and directors of the Company as designated by the Board of Directors. The Plan requires incentive stock options to be granted at exercise prices equal to the fair value of the Company's stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non-qualified options may be granted at an exercise price less than fair value. All options granted under this plan were at fair value, vest over a one-year service period and are exercisable up to ten years from the date of grant. At July 31, 2004 there were no shares remaining for future grants under the 1997 Plan.

On December 10, 2004, the shareholders of the Company approved the Village Super Market, Inc. 2004 Stock Plan (the "2004 Plan") under which awards of incentive and non-qualified stock options and restricted stock may be made. There are 300 shares of Class A common stock authorized for issuance to employees and directors under the 2004 Plan. Terms and conditions of awards are determined by the Board of Directors. Options awarded in fiscal 2005 were granted at the fair value of the Company's stock at the date of grant, vest primarily over a three-year service period and are exercisable up to ten years from the date of grant. Fiscal 2005 restricted stock awards vest primarily over a three-year service period.

The following table summarizes option activity under both plans for the following periods:

	2005		2004		2003
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	67	$14.77	125	$11.96	131	$10.93
Granted	80	42.00	6	29.50	8	25.24
Exercised	(29)	13.07	(64)	10.65	(14)	10.00

Outstanding at end of year	118	$33.67	67	$14.77	125	$11.96

Options exercisable at end of year	38	$16.12	61	$13.32	117	$11.05

As of July 30, 2005, the weighted-average remaining contractual term of options outstanding and options exercisable was 8.0 years and 4.4 years, respectively. As of July 30, 2005, the aggregate intrinsic value of options outstanding and options exercisable was $2,546 and $1,487, respectively. The weighted-average grant date fair value of options granted was $13.33, $11.39 and $9.43 per share in fiscal 2005, 2004 and 2003, respectively. The total intrinsic value of options exercised was $763, $1,331 and $201 in fiscal 2005, 2004 and 2003, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company's stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant.

	2005	2004	2003
Expected life (years)	5.0	6.0	6.0
Expected volatility	33.0%	36.0%	36.0%
Expected dividend yield	1.1%	1.0%	1.0%
Risk-free interest rate	3.7%	4.3%	4.0%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

The following table summarizes restricted stock activity under the 2004 Plan for fiscal 2005:

	Shares	Weighted-average grant date fair value
Nonvested at July 31, 2004	-	$-
Granted	55	42.00
Vested	(3)	42.00
Forfeited	-	-

Nonvested at July 30, 2005	52	$42.00

As of July 30, 2005, there was $2,857 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of restricted shares vested during fiscal 2005 was $165 (none in fiscal 2004 and 2003).

Cash received from option exercises under all share-based compensation arrangements was $381, $676 and $146 in fiscal 2005, 2004 and 2003, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements was $314, $422 and $82 in fiscal 2005, 2004 and 2003, respectively.

The Company declared cash dividends on common stock as follows:

	2005	2004	2003
Per share:
Class A common stock	$.57	$.31	$.13
Class B common stock	$.371	$.201	$.08

Aggregate:
Class A common stock	$918	$478	$194
Class B common stock	592	320	128

	$1,510	$798	$322

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 8 -- PENSION PLANS

The Company sponsors four defined benefit pension plans. Two are tax-qualified plans covering members of unions. Benefits under these two plans are based on a fixed amount for each year of service. One is a tax-qualified plan covering nonunion associates. Benefits under this plan are based upon percentages of annual compensation. The fourth plan is an unfunded, nonqualified plan providing supplemental pension benefits to certain executives. Funding for these plans is based on an analysis of the specific requirements and an evaluation of the assets and liabilities of each plan. The Company uses its fiscal year-end date as the measurement date for these plans.

Net periodic pension cost for the four plans include the following components:

	2005	2004	2003

Service cost	$1,571	$1,189	$785
Interest cost on projected benefit obligation	1,121	1,001	933
Expected return on plan assets	(856)	(721)	(724)
Net amortization and deferral	440	245	(190)

Net periodic pension cost	$2,276	$1,714	$804

The changes in benefit obligations and the reconciliation of the funded status of the Company's plans to the consolidated balance sheets were as follows:

	2005	2004

Changes in Benefit Obligation:
Benefit obligation at beginning of year	$18,021	$15,371
Service cost	1,571	1,189
Interest cost	1,121	1,001
Benefits paid	(414)	(671)
Actuarial loss	6,860	1,131
Benefit obligation at end of year	$27,159	$18,021

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$9,319	$7,981
Actual return on plan assets	1,609	570
Employer contributions	4,250	1,439
Benefits paid	(414)	(671)
Fair value of plan assets at end of year	$14,764	$9,319

Fair value of plan assets (less) than benefit obligation	$(12,395)	$(8,702)
Unrecognized prior service cost	91	108
Unrecognized net actuarial loss	13,408	7,779
Adjustment required to recognize minimum liability	(7,862)	(4,540)
Accrued pension cost	$(6,758)	$(5,355)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$1,104	$-
Accrued benefit liability	-	(815)
Intangible asset	91	108
Other liabilities	(7,862)	(4,540)
Accumulated other comprehensive loss	(4,662)	(2,660)

Each of the Company's four defined benefit pension plans has accumulated benefit obligations in excess of the fair value of plan assets. The accumulated benefit obligations of the four plans were $21,454 and $14,675 at July 30, 2005 and July 31, 2004, respectively. The provisions of SFAS No. 87, "Employer's Accounting for Pensions," require recognition in the consolidated balance sheet of additional minimum liability and a related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets. Any portion of such additional liability which is in excess of the plan's prior service costs is a component of accumulated other comprehensive loss and is reflected in shareholder's equity, net of related tax benefit.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

Assumptions used to determine benefit obligations and net periodic pension cost for the Company's defined benefit plans were as follows:

	2005	2004	2003
Assumed discount rate	5.5-6.25%	6.25%	6.75%
Assumed rate of increase in compensation levels	4%	4%	4%
Expected rate of return on plan assets	7.5%	7.5%	7.5%

The expected rate of return on plan assets represents the weighted average of expected returns for each asset category. The expected returns for each asset category are developed using historical data on returns. The defined benefit pension plans weighted average asset allocations by asset category were as follows:

	Target	Actual Allocations
	Allocation	2005	2004

Equities	50 - 70%	64%	66%
Fixed income securities	25 - 35%	30	30
Cash equivalents and other assets	0 - 10%	6	4
Total		100%	100%

Investments in the pension trusts are overseen by the trustees of the plans, who are officers of the Company. Overall investment strategy and policy has been developed based on the need to satisfy the long-term liabilities of the Company's pension plans. Risk management is accomplished through diversification across asset classes, multiple investment portfolios and investment guidelines. Equity investments consist of publicly traded securities and investments in broad market index funds. In addition, one plan held Class A common stock of the Company in the amount of $1,419 and $824 at July 30, 2005 and July 31, 2004, respectively. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgage backed obligations, and short-term bond mutual funds. The plans do not allow for investments in derivative instruments.

The Company estimates future defined benefit payments from plan assets as follows:

Fiscal Year

2006	$338
2007	429
2008	500
2009	592
2010	853
2011 - 2015	5,895

The Company expects to contribute $2,000 in cash to all defined benefit pension plans in fiscal 2006.

The Company also participates in several multi-employer pension plans for which the fiscal 2005, 2004, and 2003 contributions were $4,142, $3,987 and $3,706, respectively.

The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $225, $214 and $202 in fiscal 2005, 2004 and 2003, respectively.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that the ultimate resolution of these legal proceedings should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Village Super Market, Inc.:

We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 30, 2005 and July 31, 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 30, 2005 and July 31, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended July 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Short Hills, New Jersey
October 25, 2005

STOCK PRICE AND DIVIDEND INFORMATION

The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal year indicated.

	Class A Stock

	High	Low
2005
4th Quarter	$57.00	$43.50
3rd Quarter	46.00	38.00
2nd Quarter	41.22	34.27
1st Quarter	36.52	30.79

2004
4th Quarter	34.48	31.65
3rd Quarter	33.25	31.15
2nd Quarter	33.01	26.75
1st Quarter	28.00	25.00

As of October 7, 2005, there were 301 holders of record and 678 individual stockholders holding Class A common stock under nominee security position listings.

During fiscal 2005, the Company declared cash dividends of $.57 per Class A common share and $.371 per Class B common share.

During fiscal 2004, the Company declared cash dividends of $.31 per Class A common share and $.201 per Class B common share.