Form 10-K, Exhibit 13
period 2006-07-29
VILLAGE SUPER MARKET INC
filed 2006-10-23
CIK 103595

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

DEAR FELLOW SHAREHOLDERS

We are pleased to report that Village exceeded the billion dollar sales milestone for the first time in fiscal 2006. Sales increased 3.4% to $1,016,817,000. Same store sales increased 3.3%. Same store sales have increased 37 consecutive quarters. Village also achieved record net income of $16.5 million, a 13% increase from the prior year (excluding a non-operating income item in the prior year).

The Board of Directors increased the dividend three times in fiscal 2006. The annualized dividends are currently $1.12 per Class A share and $.728 per Class B share. These dividend levels are 75% higher than one year ago. Share price appreciation and dividends produced a total return for Class A shareholders of 21% in fiscal 2006.

Village generated $35.5 million of operating cash flow in fiscal 2006. We used $14.3 million to improve our stores, retired $6.8 million of debt and paid dividends of $3.0 million. At July 29, 2006, Village had $74.7 million of cash and equivalents compared with long-term debt of $27.1 million. This strong financial position provides us the flexibility to pursue opportunities that may become available as the supermarket industry continues to consolidate.

During fiscal 2006, we completed the expansion and remodel of the Springfield store, as well as smaller remodels of the Elizabeth and Chester stores. The Rio Grande store is currently being substantially remodeled. Our expansions and remodels continue to emphasize our successful Power Alley concept, featuring broad assortments of fresh, convenient products. We continue to increase our focus in all stores on the healthy, natural and organic food alternatives our customers increasingly desire through the "Live Right with Shop Rite" program.

Village plans $14 million of capital expenditures in fiscal 2007. In addition to completing the Rio Grande remodel, we expect to begin the construction of a new superstore in Franklin, New Jersey scheduled to open in early fiscal 2008. An additional superstore and a replacement store are in the governmental approval process. We plan to open these two stores in fiscal 2008 or 2009.

We recently partnered with a local hospital to open a health clinic, "HealthRite", in one store as part of our continuing effort to provide customers with a one-stop shopping experience. Customers can seek routine medical care and fulfill their prescription needs at the same time. In addition, we are installing automated external defibrillators (AED's) in all stores this month.

We are pleased with Village's performance in 2006, but we recognize more challenges lie ahead. Competition among our traditional supermarket competitors remains strong and we face potential new competition from supercenters, as well as the potential impacts of industry consolidation. Our customers continue to feel the effect of high gas prices.

Our priorities remain offering high quality products at consistently low prices, providing outstanding customer service, creating unique marketing initiatives, and expanding and updating our store base. Village's success is due to the diligent effort and creative focus of our associates in using our local knowledge to focus on the evolving needs of our customers. We thank our associates for their efforts and our customers and shareholders for their continued support.

October 2006

/s/ James Sumas	/s/ Perry Sumas
James Sumas,	Perry Sumas,
Chairman of the Board	President

[NET INCOME BAR CHART]

[SALES BAR CHART]

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Dollars in thousands except per share and square feet data)

	JULY 29,	JULY 30,	JULY 31,	JULY 26,	JULY 27,
	2006	2005	2004	2003	2002

FOR YEAR
Sales	$1,016,817	$983,679	$957,647	$902,420	$883,337
Net income	16,487	15,542	13,263	11,100	12,558
Net income per share - basic	5.18	4.91	4.26	3.60	4.11
Net income per share - diluted	5.10	4.86	4.20	3.54	4.00
Cash dividends declared per share
Class A	.81	.57	.31	.13	--
Class B	.528	.371	.201	.08	--

AT YEAR END
Total assets	271,475	255,407	231,425	216,578	204,053
Long-term debt	27,110	33,550	29,239	37,241	43,634
Working capital	44,096	37,228	31,886	28,245	20,212
Shareholders' equity	150,505	133,244	120,091	106,777	97,443
Book value per share	46.50	41.18	38.09	34.56	31.69

OTHER DATA
Same store sales increase	3.3%	4.2%	4.2%	1.6%	4.3%
Total square feet	1,272,000	1,272,000	1,252,000	1,252,000	1,252,000
Average total sq. ft. per store	55,000	55,000	54,000	54,000	54,000
Selling square feet	1,009,000	1,009,000	991,000	991,000	991,000
Sales per average square foot of selling space	$1,008	$984	$966	$911	$917
Number of stores	23	23	23	23	23
Sales per average number of stores	$44,209	$42,769	$41,637	$39,236	$38,406
Capital expenditures	14,296	17,933	14,278	10,851	20,767

Fiscal 2004 contains 53 weeks. All other fiscal years contain 52 weeks.

UNAUDITED QUARTERLY FINANCIAL DATA
(Dollars in thousands except per share amounts)

	FIRST	SECOND	THIRD	FOURTH	FISCAL
	QUARTER	QUARTER	QUARTER	QUARTER	YEAR

2006
SALES	$243,445	$266,038	$244,873	$262,461	$1,016,817
GROSS PROFIT	63,409	68,932	66,783	70,373	269,497
NET INCOME	2,968	4,447	4,049	5,023	16,487
NET INCOME PER SHARE - DILUTED	$.92	$1.38	$1.25	$1.55	$5.10

2005
Sales	$237,352	$255,992	$237,131	$253,204	$983,679
Gross profit	59,874	65,422	63,384	67,838	256,518
Net income	2,687	4,357	3,759	4,739	15,542
Net income per share - diluted	$.85	$1.37	$1.18	$1.46	$4.86

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands except per share and per square foot data)

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

The Company's stores, five of which are owned, average 55,000 total square feet. Larger store sizes enable the Company to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. On October 27, 2004, the Company opened an 80,000 sq. ft. store in Somers Point, New Jersey to replace a smaller store. During fiscal 2006, sales per store was $44,209 and sales per square foot of selling space was $1,008. Management believes these are among the highest in the supermarket industry.

We consider a variety of indicators to evaluate our performance, such as same store sales; sales per store; percentage of total sales by department (mix); shrink; departmental gross profit percentage; sales per labor hour; and hourly labor rates. In recent years, the Company, as well as many of our competitors, has faced substantial increases in employee health and pension costs and in rates charged by various utilities for electricity and gas. These trends are expected to continue in fiscal 2007.

The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2004 contains 53 weeks. Fiscal 2006 and 2005 contain 52 weeks.

RESULTS OF OPERATIONS

The following table sets forth the major components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	JULY 29,	JULY 30,	JULY 31,
	2006	2005	2004

Sales	100.00%	100.00%	100.00%
Cost of sales	73.50	73.92	74.49

Gross profit	26.50	26.08	25.51
Operating and administrative expense	22.47	22.23	21.92
Depreciation and amortization	1.15	1.08	.99
Operating income	2.88	2.77	2.60
Income from partnerships	--	.15	--
Interest expense, net	.10	.22	.23
Income before income taxes	2.78	2.70	2.37
Income taxes	1.16	1.12	.99
Net income	1.62%	1.58%	1.38%

SALES
Sales were $1,016,817 in fiscal 2006, an increase of $33,138, or 3.4% from the prior year. Same store sales increased 3.3%. Improved sales in the recently remodeled Springfield and Bernardsville stores and the replacement store in Somers Point, and higher sales in one store due to the closing of a competitor's store contributed to the same store sales increase. These improvements were partially offset by reduced sales in one store due to a competitive store opening. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations are included in same store sales immediately. The Somers Point replacement store, which opened October 27, 2004, was included in same store sales beginning in the second quarter of fiscal 2006.

Sales were $983,679 in fiscal 2005, an increase of $26,032, or 2.7% from the prior year. The prior year included $17,301 of sales from a 53rd week. Excluding the 53rd week from the prior year, sales increased 4.6% in fiscal 2005. Sales increased due to the opening of the Somers Point replacement store and a 4.2% increase in same store sales (excluding the 53rd sales week in the prior year), partially offset by the closing of a stand-alone drugstore. Same store sales increased due to higher sales in the recently remodeled Bernardsville store, continued improvement in stores opened and remodeled in recent fiscal years, higher sales in one store due to the closing of a competitor and increases in retail prices in certain categories resulting from inflation. These same store sales improvements were partially offset by reduced sales in three stores due to competitive openings.

GROSS PROFIT
Gross profit as a percentage of sales increased .42% in fiscal 2006 compared to the prior year principally due to higher gross margins in most departments (.33%) and improved product mix (.07%).

Gross profit as a percentage of sales increased .57% in fiscal 2005 compared to the prior year due to higher gross margins in most departments (.43%), improved product mix (.15%), reduced LIFO charges (.11%) and reduced warehousing and related charges from Wakefern (.10%). These improvements were partially offset by increased promotional spending (.13%).

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

OPERATING AND ADMINISTRATIVE EXPENSE
Operating and administrative expense increased by .24% as a percentage of sales in fiscal 2006 compared to the prior year primarily due to increased fringe benefit costs (.22%), utility costs (.08%), repair and maintenance costs (.07%) and amounts accrued related to a non-income tax audit (.05%). These increases were partially offset by lower advertising costs (.06%) and the prior year containing a charge for future lease obligations for a closed stand-alone drug store (.06%). Fringe benefits costs increased primarily due to increased expense for employee pension and medical plans and compensation costs recognized under share-based compensation plans. Utility costs increased due to increases in energy prices. Both of these trends are expected to continue in fiscal 2007.

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

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense was $11,679, $10,595 and $9,495 in fiscal 2006, 2005 and 2004, respectively. Depreciation and amortization expense increased in fiscal 2006 due to depreciation on fixed asset additions.

Depreciation and amortization expense increased in fiscal 2005 due to depreciation on the fixed asset additions related to the expansion and remodel of the Bernardsville and the Somers Point replacement store. In addition, depreciation expense in fiscal 2005 included $137 due to adjustments to the depreciable lives of certain leasehold improvements.

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

INTEREST EXPENSE
Interest expense, net of interest income, was $1,005, $2,199 and $2,192 in fiscal 2006, 2005 and 2004, respectively. Interest expense, net, declined in fiscal 2006 primarily due to increased interest income from both higher rates received on excess cash invested at Wakefern and increased amounts invested. The impact of higher interest rates on variable rate debt outstanding in fiscal 2006 was offset by reductions in debt outstanding.

An increase in interest expense of $909 in fiscal 2005 due to the Somers Point replacement store capital lease was offset by a decrease in interest expense due to reductions in notes payable balances in fiscal 2005 and increased interest income from higher rates received on excess cash invested at Wakefern.

INCOME TAXES
The Company's effective income tax rate was 41.8%, 41.5% and 41.7% in fiscal 2006, 2005 and 2004, respectively. The effective income tax rate increased slightly in fiscal 2006 as a result of an increase in state income tax rates. Included in the Company's current tax provision in fiscal 2006, 2005 and 2004 is $1,087, $1,052 and $1,052, respectively, related to the benefit of a tax planning strategy which has not been recognized for financial reporting purposes. In the event these tax matters are resolved in the Company's favor in future years, the effective tax rate in that fiscal year would be lower.

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

IMPAIRMENT
The Company reviews the carrying values of its long-lived assets, such as property, equipment and fixtures and intangibles subject to amortization, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from asset groups at the store level to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset groups held for use to their carrying value.

Goodwill is tested for impairment at the end of each fiscal year, or as circumstances dictate. Since the Company's stock is not widely traded, management utilizes valuation techniques such as earnings multiples to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of the Company's one reporting unit exceeds its carrying value at July 29, 2006. Should the Company's carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company's financial position and results of operations.

PATRONAGE DIVIDENDS
As a stockholder of Wakefern, the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend" (see Note 3). This dividend is based on a distribution of Wakefern's operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. The Company accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $5,740 and $5,470 at July 29, 2006 and July 30, 2005, respectively.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

PENSION PLANS
The determination of the Company's obligation and expense for Company-sponsored pension plans is dependent, in part, on the Company's selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in Note 8 and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially effect pension obligations and future expense.

The objective of the discount rate assumption was to reflect the rate at which the Company's pension obligations could be effectively settled based on the expected timing and amounts of benefits payable to participants under the plans. Based on these criteria, the Company based the discount rate assumption on published indices of investment yields on high-quality fixed-income investments. The Company increased the discount rate to 6.25% at July 29, 2006 compared to 5.5% at July 30, 2005. The 75 basis point increase in the discount rate reduced the projected benefit obligation at July 29, 2006 by a total of $3,467. In fiscal 2007, the Company expects pension expense to decrease to $3,100 as a result of this change. The Company evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4 to 4.5% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

Sensitivity to changes in the major assumptions used in the calculation of the Company's pension plans is as follows:

	Percentage point change	Projected benefit obligation decrease (increase)	Expense decrease (increase)

Discount rate	+/- 1.0%	$3,786 ($4,786)	$ 346 ($ 411)
Expected return on assets	+/- 1.0%	--	$ 142 ($ 142)

The Company contributed $3,123 and $4,250 in fiscal 2006 and 2005, respectively, to these Company-sponsored pension plans. The Company expects to contribute $2,000 in fiscal 2007 to these plans.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS
Net cash provided by operating activities was $35,514 in fiscal 2006 compared to $29,473 in fiscal 2005. This increase is primarily due to a larger increase in accounts payable to related party and accounts payable and accrued expenses in the current fiscal year, and increased net income, depreciation and amortization expense. These increased cash flows were partially offset by a reduction in deferred taxes in the current fiscal year compared to increased deferred taxes in the prior fiscal year. Accounts payable increased more in fiscal 2006 than in fiscal 2005 due to the timing of payments and higher taxes payable.

During fiscal 2006, the Company used cash provided by operating activities to fund capital expenditures of $14,296, debt payments of $6,833 and dividends of $3,028. Major capital expenditures were the expansion and remodel of the Springfield store, an ongoing major remodel of the Rio Grande store and smaller remodels of the Elizabeth and Chester stores. Debt payments made include the third installment of $4,286 on the Company's unsecured Senior Notes.

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

LIQUIDITY AND DEBT
Working capital was $44,096, $37,228 and $31,886 at July 29, 2006, July 30, 2005 and July 31, 2004, respectively. Working capital ratios at the same dates were 1.58, 1.54 and 1.47 to one, respectively. The Company's working capital needs are reduced, since inventory is generally sold by the time payments to Wakefern and other suppliers are due.

The Company has budgeted approximately $14 million for capital expenditures in fiscal 2007. Planned expenditures include the completion of the Rio Grande remodel and construction of an anticipated new store in Franklin, New Jersey. The Company's primary sources of liquidity in fiscal 2007 are expected to be cash and cash equivalents on hand at July 29, 2006 and operating cash flow generated in fiscal 2007. The Company anticipates cash flow generation in fiscal 2007 to be in the range experienced in the previous three fiscal years.

On July 15, 2004, the Company amended its unsecured revolving loan agreement, which would have expired on September 16, 2004. The amended agreement increased the maximum amount available for borrowings to $20,000 from $15,000. The amended agreement expires September 16, 2009. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 29, 2006 and July 30, 2005.

The revolving loan agreement contains covenants which, among other matters, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 29, 2006, the Company was in compliance with all terms and covenants of the revolving loan agreement.

In addition, the Company's Senior Note agreement contains covenants which, among other matters, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 29, 2006, the Company was in compliance with all terms and covenants of this debt agreement.

The lease for the Somers Point replacement store has been accounted for as a capital lease, resulting in additions to long-term debt and property, equipment and fixtures of $11,382 during fiscal 2005.

During fiscal 2006, the Company declared cash dividends of $2,172, comprised of $.81 per Class A common share and $.528 per Class B common share. During fiscal 2005, the Company declared cash dividends of $1,510, comprised of $.57 per Class A common share and $.371 per Class B common share.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The table below presents significant contractual obligations of the Company at July 29, 2006:

PAYMENTS DUE BY FISCAL PERIOD

	2007	2008	2009	2010	2011		THEREAFTER		TOTAL

Long-term debt (2)	$5,388	$4,860	$4,286	$4,286	$	----	$	----	$18,820
Capital leases (3)	1,932	1,932	1,847	1,643		1,311		35,297	43,962
Operating leases (3)	7,390	7,396	6,766	5,751		4,969		53,462	85,734
Notes payable to related party	580	91	101	26		----		----	798
	$15,290	$14,279	$13,000	$11,706		$6,280		$88,759	$149,314

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).

(2)
Interest expense on long-term debt outstanding at July 29, 2006 is estimated to be as follows in future fiscal years: 2007 - $1,321; 2008 - $915; 2009 - $539; 2010 - $180; and none thereafter. Interest expense on variable rate borrowings related to an interest rate swap agreement is based on estimates of LIBOR plus 3.36% for the length of that agreement. The estimate of interest expense does not include interest expense related to capital leases as the total amount of capital lease payments, including principal and interest, are included in the above table.

(3)
The above amounts for capital leases and operating leases do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2006: real estate taxes - $2,828; common area maintenance -$1,574; insurance - $229; and contingent rentals - $1,117.

NEW ACCOUNTING STANDARDS
In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. The Company currently recognizes a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adopting FIN 48 will have on its operations and financial condition.

In September 2006, the FASB issued FASB No. 157, "Fair Value Measurements". FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adopting FASB 157 will have on its operations and financial condition.

In September, 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact that adopting SAB 108 will have on its operations and financial condition.

In November 2005, the FASB issued FASB Staff Position 123(R)-3 ("FSP 123R-3"), "Transition Election Related to Accounting for the Tax Effects of Share-based Payment Awards," that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FASB 123R (the "APIC Pool") to the method otherwise required by paragraph 81 of FASB 123R. The Company may take up to one year from the effective date of this FSP to evaluate its available alternatives and make its one-time election. The Company is currently evaluating the alternative methods. Until and unless the Company elects the transition method described in this FSP, the Company will follow the transition method described in paragraph 81 of FASB 123R.

In September 2006, the FASB issued FASB No. 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans". FASB 158 requires employers to recognize the funded status of pension and other post retirement benefit plans on the balance sheet. FASB 158 does not change the amounts recognized in the income statement as net periodic benefit cost. FASB 158 is effective for fiscal years ending after December 15, 2006. The Company is currently evaluating the impact that adopting FASB 158 will have on its financial condition.

RELATED PARTY TRANSACTIONS
The Company holds an investment in Wakefern, its principal supplier. The Company purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, the Company is required to purchase certain amounts of Wakefern common stock. At July 29, 2006, the Company's indebtedness to Wakefern for the outstanding amount of this stock subscription was $798. On September 21, 2006, this amount increased by $550. Wakefern distributes as a "patronage dividend" to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Additional information is provided in Note 3 to the consolidated financial statements.

At July 29, 2006 the Company had demand deposits invested at Wakefern in the amount of $57,354. These deposits earn the prime rate of interest less 2.5% or overnight money market rates.

The Company subleases the Vineland store from Wakefern at a current annual rent of $700. The annual rent increases to $750 in fiscal 2009.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

Beginning in fiscal 2014, the Company has options to extend this lease at increasing annual rents.

The Company leases a supermarket from a realty firm partly owned by officers of the Company. The Company paid rent to this related party of $565, $549 and $549 in fiscal years 2006, 2005 and 2004, respectively. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

The Company has ownership interests in four real estate partnerships. The Company paid aggregate rents to two of these partnerships for leased stores of approximately $724, $634 and $638 in fiscal years 2006, 2005 and 2004, respectively.

IMPACT OF INFLATION AND CHANGING PRICES
Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced less inflation in fiscal 2006 and fiscal 2005 than in fiscal 2004. The Company recorded a pre-tax LIFO charge of $256, $425 and $1,402 in fiscal 2006, 2005 and 2004, respectively. The company calculates LIFO charges based on a regional CPI index for food at home published by the Department of Labor, which indicated CPI increases of 1.9%, 2.5% and 6.5% in fiscal 2006, 2005 and 2004, respectively.

MARKET RISK
The Company is exposed to market risks arising from adverse changes in interest rates. During fiscal 2006, the Company's only variable rate borrowings relate to an interest rate swap agreement. On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (8.92% at July 29, 2006) on an initial notional amount of $10,000, expiring in September 2009, in exchange for a fixed rate of 8.12%. The swap agreement notional amount decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. At July 29, 2006, the remaining notional amount of the swap agreement was $5,714. A 1% increase in interest rates, applied to the Company's borrowings at July 29, 2006, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $57. The fair value of the Company's fixed rate debt is also affected by changes in interest rates.

At July 29, 2006, the Company had demand deposits of $57,354 at Wakefern earning interest at prime less 2.5%, or overnight money market rates, which are exposed to the impact of interest rate changes.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	July 29,	July 30,
	2006	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$74,711	$62,842
Merchandise inventories	29,523	30,176
Patronage dividend receivable	5,740	5,470
Other current assets	9,809	8,019

Total current assets	119,783	106,507

PROPERTY, EQUIPMENT AND FIXTURES, net	122,539	119,903

OTHER ASSETS
Investment in related party, at cost	15,670	15,670
Goodwill	10,605	10,605
Other assets	2,878	2,722

Total other assets	29,153	28,997

	$271,475	$255,407

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable	$5,388	$5,507
Capitalized lease obligations	457	704
Notes payable to related party	580	607
Accounts payable to related party	43,791	40,910
Accounts payable and accrued expenses	25,471	21,551

Total current liabilities	75,687	69,279

LONG-TERM DEBT
Notes payable	13,432	18,835
Capitalized lease obligations	13,460	13,916
Notes payable to related party	218	799

Total long-term debt	27,110	33,550

DEFERRED INCOME TAXES	8,157	7,696
PENSION RELATED LIABILITIES	6,528	8,776
OTHER LIABILITIES	3,488	2,862

COMMITMENTS AND CONTINGENCIES (notes 3, 4, 6, and 9)

SHAREHOLDERS' EQUITY
Preferred stock, no par value:
Authorized 10,000 shares, none issued	--	--
Class A common stock, no par value:
Authorized 10,000 shares, issued 1,818 shares at July 29, 2006 and July 30, 2005	20,909	19,834
Class B common stock, no par value:
Authorized 10,000 shares, issued and outstanding 1,594 shares	1,035	1,035
Retained earnings	133,818	119,507
Accumulated other comprehensive loss	(2,801)	(4,662)
Less treasury stock, Class A, at cost (175 shares at July 29, 2006 and 176 shares at July 30, 2005)	(2,456)	(2,470)

Total shareholders' equity	150,505	133,244

	$271,475	$255,407

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

		Years Ended
	July 29,	July 30,	July 31,
	2006	2005	2004

SALES	$1,016,817	$983,679	$957,647
COST OF SALES	747,320	727,161	713,375
GROSS PROFIT	269,497	256,518	244,272

OPERATING AND ADMINISTRATIVE EXPENSE	228,474	218,649	209,842
DEPRECIATION AND AMORTIZATION	11,679	10,595	9,495

OPERATING INCOME	29,344	27,274	24,935

INCOME FROM PARTNERSHIPS	--	1,509	--
INTEREST EXPENSE, net of interest income of $2,140, $1,060 and $556	1,005	2,199	2,192

INCOME BEFORE INCOME TAXES	28,339	26,584	22,743
INCOME TAXES	11,852	11,042	9,480

NET INCOME	$16,487	$15,542	$13,263

NET INCOME PER SHARE:
BASIC	$5.18	$4.91	$4.26
DILUTED	$5.10	$4.86	$4.20

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(in thousands)

YEARS ENDED JULY 29, 2006, JULY 30, 2005 AND JULY 31, 2004

	Class A Common Stock		Class B Common Stock			Accumulated Other	Treasury Stock Class A		Total
	Shares Issued	Amount	Shares Issued	Amount	Retained Earnings	Comprehensive Gain (Loss)	Shares	Amount	Shareholders' Equity

Balance, July 26, 2003	1,763	$18,535	1,594	$1,035	$93,239	$(2,330)	268	$(3,702)	$106,777

Net income	--	--	--	--	13,263	--	--	--	13,263

Other comprehensive loss - additional minimum pension liability, net of deferred tax benefit of $220	--	--	--	--	--	(330)	--	--	(330)

Comprehensive income									12,933

Dividends	--	--	--	--	(798)	--	--	--	(798)

Exercise of stock options and related tax benefits	--	422	--	--	(202)	--	(64)	879	1,099

Share-based compensation expense	--	80	--	--	--	--	--	--	80

Balance, July 31, 2004	1,763	19,037	1,594	1,035	105,502	(2,660)	204	(2,823)	120,091

Net income	--	--	--	--	15,542	--	--	--	15,542

Other comprehensive loss - additional minimum pension liability, net of deferred tax benefit of $1,335	--	--	--	--	--	(2,002)	--	--	(2,002)

Comprehensive income									13,540

Dividends	--	--	--	--	(1,510)	--	--	--	(1,510)

Exercise of stock options and related tax benefits	--	314	--	--	(27)	--	(29)	408	695

Treasury stock purchases	--	--	--	--	--	--	1	(55)	(55)

Share-based compensation expense	55	483	--	--	--	--	--	--	483

Balance, July 30, 2005	1,818	19,834	1,594	1,035	119,507	(4,662)	176	(2,470)	133,244

Net income	--	--	--	--	16,487	--	--	--	16,487

Other comprehensive income - reduction of minimum pension liability, net of deferred tax expense of $1,241	--	--	--	--	--	1,861	--	--	1,861

Comprehensive income									18,348

Dividends	--	--	--	--	(2,172)	--	--	--	(2,172)

Exercise of stock options and related tax benefits	--	22	--	--	(4)	--	(1)	14	32

Share-based compensation expense	--	1,053	--	--	--	--	--	--	1,053

Balance, July 29, 2006	1,818	$20,909	1,594	$1,035	$133,818	$(2,801)	175	$(2,456)	$150,505

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		YEARS ENDED
	JULY 29, 2006	JULY 30, 2005	JULY 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$16,487	$15,542	$13,263
Adjustments to reconcile net income to net cash provided by operating activities:
Income from partnership	--	(1,509)	--
Gain on sale of assets	(459)	--	--
Depreciation and amortization	11,679	10,595	9,495
Tax benefit related to share-based compensation	--	314	422
Non-cash share-based compensation	1,053	483	80
Deferred taxes	(1,125)	2,189	2,112
Provision to value inventories at LIFO	256	425	1,402
Changes in assets and liabilities:
Merchandise inventories	397	375	(74)
Patronage dividend receivable	(270)	(104)	(1,733)
Accounts payable to related party	2,881	1,204	7,358
Accounts payable and accrued expenses	5,121	519	(1,691)
Other assets and liabilities	(506)	(560)	150

Net cash provided by operating activities	35,514	29,473	30,784

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity of (investment in) note receivable from related party	--	20,274	(20,274)
Capital expenditures	(14,296)	(17,933)	(14,278)
Proceeds from partnership distribution	--	2,516	--
Proceeds from sale of assets	480	--	--

Net cash (used in) provided by investing activities	(13,816)	4,857	(34,552)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	10	381	676
Tax benefit related to share-based compensation	22	--	--
Principal payments of long-term debt	(6,833)	(7,694)	(7,754)
Dividends	(3,028)	(1,092)	(682)
Treasury stock purchases	--	(55)	--

Net cash used in financing activities	(9,829)	(8,460)	(7,760)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,869	25,870	(11,528)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	62,842	36,972	48,500

CASH AND CASH EQUIVALENTS, END OF YEAR	$74,711	$62,842	$36,972

SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS MADE FOR:
Interest	$3,245	$3,331	$2,795
Income taxes	$10,706	$8,964	$5,032

NONCASH SUPPLEMENTAL DISCLOSURES:
Capital lease obligation incurred	$--	$11,382	--
Reduction in investment in related party	$--	$205	--
Dividends declared and unpaid	$--	$856	$438

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

FISCAL YEAR

The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2004 contains 53 weeks. Fiscal 2006 and 2005 contain 52 weeks.

RECLASSIFICATIONS

Certain amounts have been reclassified in the fiscal 2005 consolidated financial statements to conform to the fiscal 2006 presentation.

INDUSTRY SEGMENT

The Company consists of one operating segment, the retail sale of food and non-food products.

REVENUE RECOGNITION

Merchandise sales are recognized at the point of sale to the customer. Discounts provided to customers through ShopRite coupons and loyalty programs are recognized as a reduction of sales as the products are sold.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Included in cash and cash equivalents at July 29, 2006 and July 30, 2005 are $57,354 and $41,449, respectively, of demand deposits invested at Wakefern at the prime rate less 2.5% or at overnight money market rates.

MERCHANDISE INVENTORIES

Approximately 70% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $11,795 and $11,539 higher than reported in fiscal 2006 and 2005, respectively. All other inventories are stated at the lower of FIFO cost or market.

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

Depreciation is provided on a straight-line basis over estimated useful lives of thirty years for buildings, ten years for store fixtures and equipment, and three years for vehicles. Leasehold improvements are amortized over the shorter of the related lease terms or the estimated useful lives of the related assets.

When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in the consolidated financial statements.

INVESTMENTS

The Company's investments in its principal supplier, Wakefern, and a Wakefern affiliate, Insure-Rite, Ltd., are stated at cost (see Note 3). The Company evaluates its investments in Wakefern and Insure-Rite, Ltd. For impairment through consideration of previous, current and projected levels of profit of those entities.

The Company's 20%-50% investments in certain real estate partnerships are accounted for under the equity method. One of these partnerships is a variable interest entity under FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities", which does not require consolidation as the Company is not the primary beneficiary (see Note 6).

STORE OPENING AND CLOSING COSTS

All store opening costs are expensed as incurred. The Company records a liability for the future minimum lease payments and related costs for closed stores from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting, discounted using a risk-adjusted interest rate.

The Company closed a stand-alone drugstore on December 5, 2004 and remains obligated for future lease commitments for this store. The Company recorded a $576 charge in fiscal 2005, which is included in operating and administrative expense in the consolidated statement of operations. On March 1, 2006, the Company exercised an option to extend this lease for competitive purposes. Accordingly, the Company no longer accounts for this lease commitment as an exit activity and reversed the remaining $211 liability in fiscal 2006.

LEASES

Leases which meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized on a straight-line basis over the shorter of the related lease terms or the estimated useful lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to effect constant rates of interest over the terms of the leases. Leases which do not qualify as capital leases are classified as operating leases, and related rentals are charged to expense on a straight-line basis over the life of the lease.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $7,554, $7,793 and $7,692 in fiscal 2006, 2005 and 2004, respectively.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME

For fiscal 2006, 2005 and 2004, comprehensive income consists of net income and the additional minimum pension liability adjustment, net of income taxes.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, patronage dividends receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The Company's derivative instrument is carried at fair value. The carrying value of the Company's short and long-term notes payable approximates their fair value based on the current rates available to the Company for similar instruments. As the Company's investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company's cost, it is not practicable to estimate the fair value of such investments.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company accounts for its limited activities involving derivative and hedging transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. These fair value adjustments are included either in the determination of net income or as a component of accumulated other comprehensive income depending on the nature of the transaction.

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

LONG-LIVED ASSETS

The Company reviews long-lived assets, such as property, equipment and fixtures and intangibles subject to amortization, on an individual store basis for impairment when circumstances indicate the carrying amount of an asset group may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived assets to their carrying value.

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

NET INCOME PER SHARE

The number of common shares outstanding for calculation of net income per share is as follows:

	2006	2005	2004

Weighted average shares outstanding - basic	3,184	3,168	3,111
Dilutive effect of share-based compensation	51	27	44
Weighted average shares outstanding - diluted	3,235	3,195	3,155

In accordance with SFAS No. 128 and EITF Issue No. 03-6, the Company utilizes the if-converted method of calculating net income per share, as the dilutive effect on basic net income per share using the if-converted method is greater than that which would result from the application of the two-class method. Options to purchase 2 Class A shares were excluded from the calculation of diluted net income per share at July 29, 2006 as a result of their anti-dilutive effect (none in fiscal 2005 and 2004).

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SHARE-BASED COMPENSATION

The Company adopted SFAS No. 123(R), "Share-Based Payment," on May 1, 2005 utilizing the modified prospective application. SFAS 123(R) requires all share-based payments to employees to be recognized in the financial statements as compensation costs based on the fair market value on the date of the grant. As the Company had previously adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation;" during fiscal 2003, the adoption of SFAS 123(R) had no impact on the consolidated results of operations for fiscal 2005.

NEW ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. The Company currently recognizes a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adopting FIN 48 will have on its operations and financial condition.

In September 2006, the FASB issued FASB No. 157, "Fair Value Measurements". FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adopting FASB 157 will have on its operations and financial condition.

In September, 2006, the Securities and Exchange Commission released Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact that adopting SAB 108 will have on its operations and financial condition.

In November 2005, the FASB issued FASB Staff Position 123(R)-3 ("FSP 123R-3"), "Transition Election Related to Accounting for the Tax Effects of Share-based Payment Awards," that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FASB 123R (the "APIC Pool") to the method otherwise required by paragraph 81 of FASB 123R. The Company may take up to one year from the effective date of this FSP to evaluate its available alternatives and make its one-time election. The Company is currently evaluating the alternative methods. Until and unless the Company elects the transition method described in this FSP, the Company will follow the transition method described in paragraph 81 of FASB 123R.

In September 2006, the FASB issued FASB No. 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans". FASB 158 requires employers to recognize the funded status of pension and other post retirement benefit plans on the balance sheet. FASB 158 does not change the amounts recognized in the income statement as net periodic benefit cost. FASB 158 is effective for fiscal years ending after December 15, 2006. The Company is currently evaluating the impact that adopting FASB 158 will have on its financial condition.

NOTE 2 -- PROPERTY, EQUIPMENT AND FIXTURES

Property, equipment and fixtures are comprised as follows:

	JULY 29,	JULY 30,
	2006	2005

Land and buildings	$53,997	$54,258
Store fixtures and equipment	103,260	92,792
Leasehold improvements	51,251	47,680
Leased property under capital leases	16,613	19,180
Construction in progress	1,460	1,325
Vehicles	1,335	1,376

	227,916	216,611
Accumulated depreciation	(100,470)	(89,884)
Accumulated amortization of property under capital leases	(4,907)	(6,824)

Property, equipment and fixtures, net	$122,539	$119,903

Amortization of leased property under capital leases is included in depreciation and amortization expense.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 3 -- RELATED PARTY INFORMATION - WAKEFERN

The Company's ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 15.9% of the outstanding shares of Wakefern at July 29, 2006. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of the Company.

The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. If this purchase obligation is not met, the Company is required to pay Wakefern's profit contribution shortfall attributable to this failure. Similar payments are due if Wakefern loses volume by reason of the sale of Company stores or a merger with another entity. The Company fulfilled the above obligation in fiscal 2006, 2005 and 2004. The Company also has an investment of approximately 8.5% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides the Company with liability and property insurance coverage.

Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store's purchases from Wakefern. At July 29, 2006, the Company's indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $798. Installment payments are due as follows: 2007 - $580; 2008 - $91; 2009 - $101; and 2010 - $26. The maximum per store investment increased to $675 (from $650) on September 21, 2006, resulting in an additional $550 investment due to be paid in fiscal 2007. The Company will receive additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

The Company purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a "patronage dividend" to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates amounted to $12,808, $12,363 and $12,252 in fiscal 2006, 2005 and 2004, respectively.

Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. The Company incurred charges of $19,856, $20,011 and $19,686 from Wakefern in fiscal 2006, 2005 and 2004, respectively, for these services, which are reflected in operating and administrative expense in the consolidated statements of operations. Additionally, the Company has certain related party leases (see Note 6) and demand deposits invested at Wakefern (see Note 1).

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 4 -- DEBT

	JULY 29,	JULY 30,
	2006	2005

Senior notes payable (a)	$17,143	$21,445
Notes payable, interest at 4.39% to 6.68%, payable in monthly installments through December 2008, collateralized by certain equipment	1,677	2,897
	18,820	24,342

Less current portion	5,388	5,507

	$13,432	$18,835

Aggregate principal maturities of notes payable as of July 29, 2006 are as follows:

Year ending July:
2007	$5,388
2008	4,860
2009	4,286
2010	4,286
2011	--
Thereafter	--

(a) On September 16, 1999, the Company issued $30,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semi-annually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

The Senior Note agreement contains covenants which, among other matters, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 29, 2006, the Company was in compliance with all financial covenants of this debt agreement.

On October 18, 2001, the Company entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (8.92% at July 29, 2006) on a notional amount of $10,000 expiring in September 2009 in exchange for a fixed rate of 8.12%. The swap agreement notional amount ($5,714 at July 29, 2006) decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. This interest rate swap agreement increased interest expense by $10 in fiscal 2006 and reduced interest expense by $92 and $289 in fiscal 2005 and 2004, respectively. The Company has structured this interest rate swap agreement to be an effective, fair value hedge.

(b) On July 15, 2004, the Company amended its unsecured revolving loan agreement, which would have expired on September 16, 2004. The amended agreement increased the maximum amount available for borrowings to $20,000 from $15,000. The amended agreement expires September 16, 2009. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company's option, plus applicable margins based on the Company's fixed charge coverage ratio. There were no amounts outstanding at July 29, 2006 and July 30, 2005.

The revolving loan agreement provides a maximum commitment for letters of credit of $3,000 ($340 outstanding at July 29, 2006) to secure obligations for self-insured workers' compensation claims from 1995 to 1998 and construction performance guarantees to municipalities.

This loan agreement contains covenants which, among other matters, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 29, 2006, the Company was in compliance with all financial covenants of the revolving loan agreement.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 5 -- INCOME TAXES

The components of the provision for income taxes are:

	2006	2005	2004
Federal:
Current	$10,303	$6,731	$5,558
Deferred	(1,175)	1,838	1,818

State:
Current	2,674	2,122	1,810
Deferred	50	351	294

	$11,852	$11,042	$9,480

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	JULY 29,	JULY 30,
	2006	2005
Deferred tax liabilities:
Tax over book depreciation	$11,031	$11,035
Patronage dividend receivable	2,149	2,031
Investment in partnerships	1,118	1,740
Other	169	435

Total deferred tax liabilities	14,467	15,241

Deferred tax assets:
Amortization of capital leases	903	925
Compensation related costs	1,269	763
Minimum pension liability	1,867	3,108
Accrual for special charges	667	814
Other	360	346

Total deferred tax assets	5,066	5,956

Net deferred tax liability	$9,401	$9,285

Net current deferred taxes of $1,244 and $1,589 are included in accounts payable and accrued expenses at July 29, 2006 and July 30, 2005, respectively.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management's opinion, in view of the Company's previous, current and projected taxable income and reversal of deferred tax liabilities, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 29, 2006 and July 30, 2005.

The effective income tax rate differs from the statutory federal income tax rate as follows:

	2006	2005	2004

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.2	6.0	6.0
Other	.6	.5	.7

Effective income tax rate	41.8%	41.5%	41.7%

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

Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 29, 2006:

		CAPITAL	OPERATING
		LEASES	LEASES

	2007	$1,932	$7,390
	2008	1,932	7,396
	2009	1,847	6,766
	2010	1,643	5,751
	2011	1,311	4,969
	Thereafter	35,297	53,462
Minimum lease payments		43,962	$85,734
Less amount representing interest		30,045
Present value of minimum lease payments		13,917
Less current portion		457
		$13,460

The following schedule shows the composition of total rental expense for the following periods:

	2006	2005	2004

Minimum rentals	$6,358	$6,457	$6,801
Contingent rentals	1,117	982	954

	$7,475	$7,439	$7,755

RELATED PARTY LEASES

The Company leases a supermarket from a realty firm 30% owned by officers of the Company. The Company paid rent to related parties under this lease of $565, $549 and $549 in fiscal years 2006, 2005 and 2004, respectively. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

The Company is a limited partner in a real estate partnership that sold its only asset and distributed the proceeds to the partners in fiscal 2005. The Company received proceeds of $3,096 and recorded income from the partnership of $1,509, which is the excess of the proceeds above the Company's investment in the partnership and certain receivables due from the partnership.

The Company has ownership interests in four real estate partnerships. The Company paid aggregate rents to two of these partnerships for leased stores of $724, $634 and $638 in fiscal years 2006, 2005 and 2004, respectively.

One of these partnerships is a variable interest entity, which is not consolidated as the Company is not the primary beneficiary. This partnership owns one property, a stand-alone supermarket leased to the Company since 1974. The Company is a general partner entitled to 33% of the partnerships profits and losses.

The Company leases its Vineland store from Wakefern under a sublease agreement which provides for annual rent of $700. The annual rent increases to $750 in fiscal 2009. Beginning in fiscal 2014 the Company has options to extend this lease at increasing annual rents.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 7 -- SHAREHOLDER'S EQUITY

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

The Company has authorized 10,000 shares of preferred stock. No shares have been issued. The Board of Directors is authorized to designate series, preferences, powers and participations of any preferred stock issued.

The Company has two share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $1,053, $483 and $80 in fiscal 2006, 2005 and 2004, respectively. Total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $307 and $150 in fiscal 2006 and 2005 (none in 2004).

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

On December 10, 2004, the shareholders of the Company approved the Village Super Market, Inc. 2004 Stock Plan (the "2004 Plan") under which awards of incentive and non-qualified stock options and restricted stock may be made. There are 300 shares of Class A common stock authorized for issuance to employees and directors under the 2004 Plan. Terms and conditions of awards are determined by the Board of Directors. Option awards are primarily granted at the fair value of the Company's stock at the date of grant, cliff vest three years from the grant date and are exercisable up to ten years from the date of grant. Restricted stock awards primarily cliff vest three years from the grant date.

The following table summarizes option activity under both plans for the following periods:

	2006		2005		2004
		Weighted-average		Weighted-average		Weighted-average
	Shares	exercise price	Shares	exercise price	Shares	exercise price

Outstanding at beginning of year	118	$33.67	67	$14.77	125	$11.96
Granted	7	49.49	80	42.00	6	29.50
Exercised	(1)	10.00	(29)	13.07	(64)	10.65
Forfeited	(14)	24.68	--	--	--	--
Outstanding at end of year	110	$36.03	118	$33.67	67	$14.77

Options exercisable at end of year	29	$17.55	38	$16.12	61	$13.32

As of July 29, 2006, the weighted-average remaining contractual term of options outstanding and options exercisable was 7.5 years and 3.6 years, respectively. As of July 29, 2006, the aggregate intrinsic value of options outstanding and options exercisable was $3,262 and $1,396, respectively. The weighted-average grant date fair value of options granted was $24.81, $13.33 and $11.39 per share in fiscal 2006, 2005 and 2004, respectively. The total intrinsic value of options exercised was $54, $763 and $1,331 in fiscal 2006, 2005 and 2004. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company's stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for securities with a maturity period similar to the expected life of the option.

	2006	2005	2004
Expected life (years)	5.0	5.0	6.0
Expected volatility	33.0%	33.0%	36.0%
Expected dividend yield	1.3%	1.1%	1.0%
Risk-free interest rate	4.7%	3.7%	4.3%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The following table summarizes restricted stock activity under the 2004 Plan for fiscal 2006 and 2005:

	2006		2005
		Weighted-average		Weighted-average
	Shares	Grant Date Fair Value	Shares	grant date fair value

Nonvested at beginning of year	52	$42.00	--	$--
Granted	--	--	55	42.00
Vested	--	--	(3)	42.00
Forfeited	--	--	--	--
Nonvested at end of year	52	$42.00	52	$42.00

As of July 29, 2006, there was $1,887 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of restricted shares vested during fiscal 2005 was $165 (none in fiscal 2006 and 2004).

Cash received from option exercises under all share-based compensation arrangements was $10, $381 and $676 in fiscal 2006, 2005 and 2004, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements was $22, $314 and $422 in fiscal 2006, 2005 and 2004, respectively.

The Company declared cash dividends on common stock as follows:

	2006	2005	2004

Per share:

Class A common stock	$.81	$.57	$.31
Class B common stock	.528	.371	.201

Aggregate:

Class A common stock	$1,330	$918	$478
Class B common stock	842	592	320

	$2,172	$1,510	$798

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

Net periodic pension cost for the four plans include the following components:

	2006	2005	2004
Service cost	$2,113	$1,571	$1,189
Interest cost on projected benefit obligation	1,448	1,121	1,001
Expected return on plan assets	(1,066)	(856)	(721)
Net amortization and deferral	1,093	440	245

Net periodic pension cost	$3,588	$2,276	$1,714

The changes in benefit obligations and the reconciliation of the funded status of the Company's plans to the consolidated balance sheets were as follows:

	2006	2005
Changes in Benefit Obligation:
Benefit obligation at beginning of year	$27,159	$18,021
Service cost	2,113	1,571
Interest cost	1,448	1,121
Benefits paid	(1,183)	(414)
Actuarial (gain) loss	(3,327)	6,860
Benefit obligation at end of year	$26,210	$27,159

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$14,764	$9,319
Actual return on plan assets	545	1,609
Employer contributions	3,123	4,250
Benefits paid	(1,183)	(414)
Fair value of plan assets at end of year	$17,249	$14,764

Fair value of plan assets (less) than benefit obligation	$(8,961)	$(12,395)
Unrecognized prior service cost	74	91
Unrecognized net actuarial loss	9,526	13,408
Adjustment required to recognize minimum liability	(4,743)	(7,862)
Accrued pension cost	$(4,104)	$(6,758)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$2,424	$2,018
Intangible asset	74	91
Pension related liabilities	(6,528)	(8,776)
Accumulated other comprehensive loss	(2,801)	(4,662)

Each of the Company's four defined benefit pension plans has accumulated benefit obligations in excess of the fair value of plan assets. The accumulated benefit obligations of the four plans were $20,958 and $21,454 at July 29, 2006 and July 30, 2005, respectively. The provisions of SFAS No. 87, "Employer's Accounting for Pensions," require recognition in the consolidated balance sheet of additional minimum liability and a related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets. Any portion of such additional liability which is in excess of the plan's prior service costs is a component of accumulated other comprehensive loss and is reflected in shareholder's equity, net of related tax benefit.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Assumptions used to determine benefit obligations and net periodic pension cost for the Company's defined benefit plans were as follows:

	2006	2005	2004
Assumed discount rate	5.50-6.25%	5.50-6.25%	6.25%
Assumed rate of increase in compensation levels	4-4.5%	4%	4%
Expected rate of return on plan assets	7.5%	7.5%	7.5%

The expected rate of return on plan assets represents the weighted average of expected returns for each asset category. The expected returns for each asset category are developed using historical data on returns. The defined benefit pension plans weighted average asset allocations by asset category were as follows:

	Target	Actual Allocations
	Allocation	2006	2005

Equities	50 - 70%	68%	64%
Fixed income securities	25 - 35%	30	30
Cash equivalents and other assets	0 - 10%	2	6
Total		100%	100%

Investments in the pension trusts are overseen by the trustees of the plans, who are officers of the Company. Overall investment strategy and policy has been developed based on the need to satisfy the long-term liabilities of the Company's pension plans. Risk management is accomplished through diversification across asset classes, multiple investment portfolios and investment guidelines. Equity investments consist of publicly traded securities and investments in broad market index funds. In addition, one plan held Class A common stock of the Company in the amount of $1,133 and $1,419 at July 29, 2006 and July 30, 2005, respectively. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgage backed obligations, and short-term bond mutual funds. The plans do not allow for investments in derivative instruments.

The Company estimates future defined benefit payments from plan assets as follows:

Fiscal Year
2007	$457
2008	535
2009	650
2010	877
2011	924
2012 - 2016	7,806

The Company expects to contribute $2,000 in cash to all defined benefit pension plans in fiscal 2007.

The Company also participates in several multi-employer pension plans for which the fiscal 2006, 2005, and 2004 contributions were $4,695, $4,142 and $3,987, respectively.

The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $247, $225 and $214 in fiscal 2006, 2005 and 2004, respectively.

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

We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 29, 2006 and July 30, 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 29, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 29, 2006 and July 30, 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended July 29, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Short Hills, New Jersey
October 23, 2006

STOCK PRICE AND DIVIDEND INFORMATION

The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Global Market under the symbol "VLGEA." The table below sets forth the high and low last reported sales price for the fiscal quarter indicated.

Class A Stock

	High	Low

2006
4th Quarter	$69.75	$57.75
3rd Quarter	60.77	50.50
2nd Quarter	68.00	54.13
1st Quarter	59.00	50.10

2005
4th Quarter	57.00	43.50
3rd Quarter	46.00	38.00
2nd Quarter	41.22	34.27
1st Quarter	36.52	30.79

As of October 7, 2006, there were 305 holders of record and 950 individual stockholders holding Class A common stock under nominee security position listings.

During fiscal 2006, the Company declared cash dividends of $.81 per Class A common share and $.528 per Class B common share. During fiscal 2005, the Company declared cash dividends of $.57 per Class A common share and $.371 per Class B common share.