Form 10-K, Exhibit 13
period 2007-07-28
VILLAGE SUPER MARKET INC
filed 2007-10-10
CIK 103595

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Contents
Letter to Shareholders	2
Selected Financial Data	3
Unaudited Quarterly Financial Data	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	4
Consolidated Balance Sheets	10
Consolidated Statements of Operations	11
Consolidated Statements of Shareholders’ Equity and Comprehensive Income	12
Consolidated Statements of Cash Flows	13
Notes to Consolidated Financial Statements	14
Management’s Report on Internal Control Over Financial Reporting	27
Report of Independent Registered Public Accounting Firm	27
Stock Price and Dividend Information	28
Corporate Directory	Inside back cover

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Dear Fellow Shareholders

W	e are pleased to write to you about Village’s record results in fiscal 2007 and our future plans. Net income rose 24% to $20.5 million in fiscal 2007. Net income has increased at a compound annual rate of 26% over the last ten years. This performance is a result of the hard work and creativity of our 4,400 associates in satisfying the evolving needs of our customers.
Sales increased 2.9% to $1.05 billion. Same store sales also increased 2.9% . Same store sales have increased 41 consecutive quarters.

Village generated $35.9 million of operating cash flow in fiscal 2007. We spent $15.7 million on capital expenditures, made debt payments of $7.0 million and paid dividends of $3.7 million.

The Board of Directors declared a two-for-one stock split in March 2007. The Board also increased the dividend rate four times in fiscal 2007, and again in September 2007. The annualized dividend rate is now $1.00 per Class A share and $.65 per Class B share. These dividend rates are 79% higher than one year ago. Total return to Class A shareholders in fiscal 2007 was 37%.

We are excited about Village’s expansion plans for fiscal 2008. On August 11, 2007, Village acquired the fixtures and lease for a store in Galloway Township, NJ that had been operated by a competitor. The Galloway store re-opened as a ShopRite, after an extensive remodel, on October 3.

The grand opening of the Franklin Township, NJ superstore is scheduled for October 31. We expect the construction of the Marmora, NJ store and a replacement store in Washington, NJ to begin later in fiscal 2008, pending final regulatory approvals. In addition, Village is in the process of obtaining approval for a major expansion of the Morris Plains, NJ store. These new locations in Galloway, Franklin and Marmora are contiguous to other Village stores, thereby leveraging our management resources and local knowledge.

Although we are pleased with Village’s outstanding performance in recent years, we prepare daily for future challenges. Your company remains focused on offering high quality products at consistently low prices, providing superior customer service, creating unique marketing initiatives, and expanding and improving our store base.

We thank you for your continued support.

October 2007

James Sumas, Chairman of the Board	Perry Sumas, President

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Selected Financial Data
(Dollars in thousands except per share and square feet data)

	July 28,	July 29,	July 30,	July 31,	July 26,
	2007	2006	2005	2004	2003
For year
Sales	$1,046,435	$1,016,817	$983,679	$957,647	$902,420
Net income	20,503	16,487	15,542	13,263	11,100
Net income as a % of sales	1.96%	1.62%	1.58%	1.38%	1.23%
Net income per share (1):
Class A common stock:		Revised	Revised	Revised	Revised
Basic	$3.89	$3.14	$2.98	$2.60	$2.20
Diluted	3.14	2.55	2.43	2.10	1.77
Class B common stock:
Basic	2.53	2.04	1.93	1.69	1.43
Diluted	2.47	2.01	1.91	1.66	1.40
Cash dividends declared per share:
Class A	.690	.405	.285	.155	.065
Class B	.449	.264	.185	.101	.040

At year end
Total assets	$283,123	$269,475	$253,407	$229,425	$214,578
Long-term debt	21,767	27,110	33,550	29,239	37,241
Working capital	22,359	44,096	37,228	31,886	28,245
Shareholders’ equity	167,565	150,505	133,244	120,091	106,777
Book value per share	25.73	23.25	20.59	19.04	17.28

Other data
Same store sales increase	2.9%	3.3%	4.2%	4.2%	1.6%
Total square feet	1,272,000	1,272,000	1,272,000	1,252,000	1,252,000
Average total sq. ft. per store	55,000	55,000	55,000	54,000	54,000
Selling square feet	1,009,000	1,009,000	1,009,000	991,000	991,000
Sales per average square foot of selling space	$1,037	$1,008	$984	$966	$911
Number of stores	23	23	23	23	23
Sales per average number of stores	$45,497	$44,209	$42,769	$41,637	$39,236
Capital expenditures	$15,692	$14,296	$17,933	$14,278	$10,851
Fiscal 2004 contains 53 weeks. All other fiscal years contain 52 weeks.

	Unaudited Quarterly Financial Data
	(Dollars in thousands except per share amounts)

	First	Second	Third	Fourth	Fiscal
	Quarter	Quarter	Quarter	Quarter	Year
2007
Sales	$251,469	$270,396	$255,314	$269,256	$1,046,435
Gross profit	67,378	71,572	69,679	73,312	281,941
Net income	4,220	5,063	4,888	6,332	20,503
Net income per share (1):
Class A common stock:	Revised	Revised
Basic	.80	.96	.93	1.20	3.89
Diluted	.65	.78	.75	.96	3.14
Class B common stock:
Basic	.52	.63	.60	.78	2.53
Diluted	.51	.61	.59	.76	2.47

2006
Sales	$243,445	$266,038	$244,873	$262,461	$1,016,817
Gross profit	63,409	68,932	66,783	70,373	269,497
Net income	2,968	4,447	4,049	5,023	16,487
Net income per share (1) (Revised):
Class A common stock:
Basic	.57	.85	.77	.96	3.14
Diluted	.46	.69	.63	.77	2.55
Class B common stock:
Basic	.37	.55	.50	.62	2.04
Diluted	.36	.54	.49	.61	2.01
(1) Net income per share amounts have been revised for periods prior to the third quarter of fiscal 2007 to reflect the two-class method. See Note 1 to the consolidated financial statements. All per share amounts have been adjusted to reflect a two-for-one stock split in fiscal 2007.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations
(Dollars in thousands except per share and per square foot data)

OVERVIEW

     Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is the second largest member of Wakefern Food Corporation (“Wakefern”), the nation’s largest retailer-owned food cooperative. This ownership interest in Wakefern provides Village many of the economies of scale in purchasing, distribution, advanced retail technology and advertising associated with larger chains.

     The Company’s stores, five of which are owned, average 55,000 total square feet. Larger store sizes enable Village to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. During fiscal 2007, sales per store was $45,497 and sales per square foot of selling space was $1,037. Management believes these figures are among the highest in the supermarket industry.

     On August 11, 2007, the Company acquired the fixtures and lease of a store location in Galloway Township, New Jersey from Wakefern for $3,500. This store had previously been operated by a competitor. The Company began operating a pharmacy at this location on August 11, 2007. The remainder of this 55,000 sq. ft. store opened on October 3, 2007 after the completion of a remodel.

     We consider a variety of indicators to evaluate our performance, such as same store sales; sales per store; percentage of total sales by department (mix); shrink; departmental gross profit percentage; sales per labor hour; and hourly labor rates. In recent years, Village, as well as many of our competitors, has faced increases in rates for electricity and gas and in employee health and pension costs. These trends are expected to continue in fiscal 2008.

     The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2007, 2006 and 2005 contain 52 weeks.

RESULTS OF OPERATIONS
The following table sets forth the components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	July 28,	July 29,	July 30,
	2007	2006	2005

Sales	100.00%	100.00%	100.00%
Cost of sales	73.06	73.50	73.92

Gross profit	26.94	26.50	26.08
Operating and administrative expense	22.48	22.47	22.23
Depreciation and amortization	1.18	1.15	1.08
Operating income	3.28	2.88	2.77
Income from partnerships	—	—	.15
Interest expense	(.26)	(.31)	(.33)
Interest income	.35	.21	.11
Income before income taxes	3.37	2.78	2.70

Income taxes	1.41	1.16	1.12
Net income	1.96%	1.62%	1.58%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

SALES

     Sales were $1,046,435 in fiscal 2007, an increase of $29,618, or 2.9% from the prior year. Same store sales also increased 2.9% . Improved sales in the recently remodeled Springfield and Bernardsville stores and the replacement store in Somers Point contributed to the sales increase. These improvements were partially offset by reduced sales in two stores due to competitive store openings. Improved transaction count and average transaction size were both responsible for the increase in same store sales. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations are included in same store sales immediately.

     Sales were $1,016,817 in fiscal 2006, an increase of $33,138, or 3.4% from the prior year. Same store sales increased 3.3% . Improved sales in the recently remodeled Springfield and Bernardsville stores and the replacement store in Somers Point, and higher sales in one store due to the closing of a competitor’s store contributed to the same store sales increase. These improvements were partially offset by reduced sales in one store due to a competitive store opening. The Somers Point replacement store, which opened October 27, 2004, was included in same store sales beginning in the second quarter of fiscal 2006.

GROSS PROFIT

     Gross profit as a percentage of sales increased .44% in fiscal 2007 compared to the prior year principally due to higher gross margins in the grocery and meat departments (.30%), improved product mix (.08%) and higher patronage dividends from Wakefern (.08%). These improvements were partially offset by increased promotional spending (.05%) and higher LIFO expense in the current year (.04%).

     Gross profit as a percentage of sales increased .42% in fiscal 2006 compared to the prior year principally due to higher gross margins in most departments (.33%) and improved product mix (.07%).

OPERATING AND ADMINISTRATIVE EXPENSE

     Operating and administrative expense increased by .01% as a percentage of sales in fiscal 2007 compared to the prior year. Increases in utility costs (.07%), repairs and maintenance (.06%) and professional fees (.05%) were offset by lower payroll and fringe benefit costs (.05%) and small declines in most other areas (.12%).

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

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense was $12,398, $11,679 and $10,595 in fiscal 2007, 2006 and 2005, respectively. Depreciation and amortization expense increased in fiscal 2007 and 2006 compared to the prior years due to depreciation related to fixed asset additions.

INCOME FROM PARTNERSHIPS

     The Company is a limited partner in a real estate partnership that sold its only asset and distributed the proceeds to the partners in fiscal 2005. Village received proceeds of $3,096 and recorded income from the partnership of $1,509, which is the excess of the proceeds above the Company’s investment in the partnership and certain receivables due from the partnership.

INTEREST EXPENSE

     Interest expense was $2,687, $3,145 and $3,259 in fiscal 2007, 2006 and 2005, respectively. Interest expense declined in fiscal 2007 due to reductions in debt outstanding.

     Interest expense declined in fiscal 2006 due to reductions in debt outstanding, partially offset by higher interest rates on variable rate debt outstanding.

INTEREST INCOME

     Interest income was $3,673, $2,140 and $1,060 in fiscal 2007, 2006 and 2005, respectively. Interest income increased in fiscal 2007 due to higher rates received on investments at Wakefern and higher average levels of invested balances.

     Interest income increased in fiscal 2006 due to higher rates received on cash investments at Wakefern and higher average levels of invested balances.

INCOME TAXES

     The Company’s effective income tax rate was 41.9%, 41.8% and 41.5% in fiscal 2007, 2006 and 2005, respectively. The effective income tax rate increased in fiscal 2006 as a result of an increase in state income tax rates.

     Included in the Company’s current tax provision in fiscal 2007, 2006 and 2005 is $705, $707 and $684, respectively, related to a state tax planning strategy which has not been recognized for financial reporting purposes, net of federal benefit. As of July 28, 2007, the Company has provided for a total of $3,464 for this tax contingency, net of federal benefit. In the event these tax matters are resolved in the Company’s favor in future years, the effective tax rate in that fiscal year would be lower. The Company can not reasonably estimate the period of settlement with the relevant tax authority.

CRITICAL ACCOUNTING POLICIES

     Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company’s financial condition and results of operations. These policies require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

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

IMPAIRMENT

     The Company reviews the carrying values of its long-lived assets, such as property, equipment and fixtures for possible impairment whenever events or changes in circumstances indicate that the carrying amount of

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

assets may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from asset groups at the store level to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset groups held for use to their carrying value.

     Goodwill is tested for impairment at the end of each fiscal year, or as circumstances dictate. Since the Company’s stock is not widely traded, management utilizes valuation techniques, such as earnings multiples, to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of Village’s one reporting unit exceeds its carrying value at July 28, 2007. Should the Company’s carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company’s financial position and results of operations.

PATRONAGE DIVIDENDS

     As a stockholder of Wakefern, Village earns a share of Wakefern’s earnings, which is distributed as a “patronage dividend” (see Note 3). This dividend is based on a distribution of Wakefern’s operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. Village accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company’s share of this annual dividend based on Village’s estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $6,400 and $5,740 at July 28, 2007 and July 29, 2006, respectively.

PENSION PLANS

     The determination of the Company’s obligation and expense for Company-sponsored pension plans is dependent, in part, on Village’s selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in Note 8 and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from the Company’s assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company’s assumptions may materially effect pension obligations and future expense.

     The objective of the discount rate assumption was to reflect the rate at which the Company’s pension obligations could be effectively settled based on the expected timing and amounts of benefits payable to participants under the plans. Our methodology for selecting the discount rate as of July 28, 2007 was to match the plans cash flows to that of a yield curve on high-quality fixed-income investments. The Company maintained the discount rate at 6.25% at July 28, 2007, the same rate as July 29, 2006. Village evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4 to 4.5% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

     Sensitivity to changes in the major assumptions used in the calculation of the Company’s pension plans is as follows:

Projected benefit
	Percentage	obligation	Expense
	point change	decrease(increase)	decrease (increase)
Discount rate	+/- 1.0%	$4,090($5,168)	$314($ 369)
Expected return on assets	+/- 1.0%	—	$168($ 168)
     Village contributed $2,679 and $3,123 in fiscal 2007 and 2006, respectively, to these Company-sponsored pension plans. Village expects to contribute $2,000 in fiscal 2008 to these plans.

SHARE-BASED EMPLOYEE COMPENSATION

     The Company accounts for share-based compensation under FASB No. 123(R), which requires all share-based payments to employees to be recognized in the financial statements as compensation expense based on the fair market value on the date of grant. Village determines the fair market value of stock option awards using the Black-Scholes option pricing model. This option pricing model incorporates certain assumptions, such as a risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

TAX CONTINGENCIES

     The Company is subject to periodic audits by various taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating any exposures connected with these various tax filing positions, we record allowances for probable exposures, which require significant management judgment. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

     Net cash provided by operating activities was $35,875 in fiscal 2007 compared to $35,514 in fiscal 2006. An increase in net income in fiscal 2007 was offset by less of an increase in payables in fiscal 2007 than in fiscal 2006.

     During fiscal 2007, Village used cash on hand and cash provided by operating activities of $35,875 to fund capital expenditures of $15,692, debt payments of $6,980 and dividends of $3,711. In addition, during fiscal 2007 Village invested $29,241 in notes receivable from Wakefern. Capital expenditures consisted of several small remodels and the funding of the ongoing construction of a new leased store in Franklin, New Jersey. Debt payments made include the fourth installment of $4,286 on the Company’s unsecured Senior Notes.

     Net cash provided by operating activities was $35,514 in fiscal 2006 compared to $29,473 in fiscal 2005. This increase is primarily due to a larger increase in accounts payable to Wakefern and accounts payable and accrued expenses in the current fiscal year, and increased net income,

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

depreciation and amortization expense. These increased cash flows were partially offset by a reduction in deferred taxes in the current fiscal year compared to increased deferred taxes in the prior fiscal year. Accounts payable increased more in fiscal 2006 than in fiscal 2005 due to the timing of payments and higher taxes payable.

     During fiscal 2006, the Company used cash provided by operating activities to fund capital expenditures of $14,296, debt payments of $6,833 and dividends of $3,028. Major capital expenditures were the expansion and remodel of the Springfield store, an ongoing major remodel of the Rio Grande store and smaller remodels of the Elizabeth and Chester stores. Debt payments made include the third installment of $4,286 on the Company’s unsecured Senior Notes.

LIQUIDITY AND DEBT

     Working capital was $22,359, $44,096 and $37,228 at July 28, 2007, July 29, 2006 and July 30, 2005, respectively. Working capital ratios at the same dates were 1.30, 1.60 and 1.54 to one, respectively. Working capital declined due to the investment in notes receivable from Wakefern in fiscal 2007. The Company’s working capital needs are reduced, since inventory is generally sold by the time payments to Wakefern and other suppliers are due.

     Village has budgeted approximately $24 million for capital expenditures in fiscal 2008. Planned expenditures include the completion of the new store in Franklin, New Jersey, the remodel of the aquired Galloway store, and the beginning of the construction of a replacement store in Washington, New Jersey and a new store in Marmora, New Jersey. The Company is loaning the developer of the Franklin store a portion of the funds necessary to prepare the site and construct the store. The maximum amount of this loan, which is secured by a mortgage on the property, is approximately $6,700 ($4,885 outstanding at July 28, 2007). The Company expects the amount of this loan to increase through October 31, 2007, when the store is expected to open. This loan is due to be repaid upon the opening of the store. This loan to the developer is presented as capital expenditures in the financial statements in accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction”. The Company’s primary sources of liquidity in fiscal 2008 are expected to be cash and cash equivalents on hand at July 28, 2007 and operating cash flow generated in fiscal 2008. The Company anticipates cash flow generation in fiscal 2008 to be in the range experienced in the previous three fiscal years.

     On September 19, 2006 the Company invested $27,698 in notes receivable from Wakefern. As of July 28, 2007 the balance of this investment, including reinvested interest, was $29,241. These funds were previously invested in demand deposits at Wakefern. The initial fifteen-month term of these notes is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, Village notifies Wakefern requesting payment on the due date. As of July 28, 2007, Village had not provided this notification. Therefore, these notes now mature on September 17, 2008. Approximately half of these notes earn interest at the prime rate less 1.25% and approximately half of the notes earn a fixed rate of 7%.

     The Company has available a $20,000 unsecured revolving credit line, which expires September 16, 2009. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 28, 2007 and July 29, 2006 under this facility.

     The revolving loan agreement contains covenants which, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 28, 2007, the Company was in compliance with all terms and covenants of the revolving loan agreement.

     In addition, the Company’s Senior Note agreement contains covenants which, among other conditions, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 28, 2007, the Company was in compliance with all terms and covenants of this debt agreement.

     Under the above covenants, Village had approximately $64,000 of net worth available at July 28, 2007 for the payment of dividends.

     During fiscal 2007, Village declared cash dividends of $3,711, an increase of 71% from the prior fiscal year. Dividends in fiscal 2007 consisted of $.69 per Class A common share and $.449 per Class B common share.

     During fiscal 2006, Village declared cash dividends of $2,172, an increase of 44% from the prior fiscal year. Dividends in fiscal 2006 were comprised of $.405 per Class A common share and $.264 per Class B common share.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The table below presents significant contractual obligations of the Company at July 28, 2007:

	Payments Due By Fiscal Period
	2008	2009	2010	2011	2012	Thereafter	Total
Long-term debt (2)	$4,860	$4,286	$4,286	$—	$—	$—	$13,432
Capital leases (3)	1,932	1,847	1,643	1,310	1,310	33,988	42,030
Operating leases (3)	8,773	8,424	7,409	6,627	5,845	73,580	110,658
Notes payable to
related party	134	144	89	17	—	—	384
	$15,699	$14,701	$13,427	$7,954	$7,155	$107,568	$166,504

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).

(2)	Interest expense on long-term debt outstanding at July 28, 2007 is estimated to be as follows in future fiscal years: 2008 - $773; 2009 - $401; 2010 - $45; and none thereafter. Interest expense on variable rate borrowings related to an interest rate swap agreement is based on estimates of LIBOR plus 3.36% for the length of that agreement. The estimate of interest expense does not include interest expense related to capital leases as the total amount of capital lease payments, including principal and interest, are included in the above table.

(3)	The above amounts for capital leases and operating leases do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2007: real estate taxes - $2,790; common area maintenance -$1,188; insurance - $249; and contingent rentals - $818.

(4)	Pension plan funding requirements are excluded from the above table as estimated contribution amounts for future years are uncertain. Required future contributions will be determined by, among other factors, actual investment performance of plan assets, interest rates required to be used to calculate pension obligations, and changes in legislation. The Company expects to contribute $2,000 in fiscal 2008 to fund Company-sponsored defined benefit pension plans compared to actual contributions of $2,679 in fiscal 2007.

NEW ACCOUNTING STANDARDS

     In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information. Village currently recognizes a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. Village is currently evaluating the impact that adopting FIN 48 will have on its operations and financial condition.

     In September 2006, the FASB issued FASB No. 157, “Fair Value Measurements”. FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. Village is currently evaluating the impact that adopting FASB 157 will have on its operations and financial condition.

     In February 2007, the FASB issued FASB No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. FASB 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date. FASB 159 is effective for fiscal years beginning after November 15, 2007. Village is currently assessing the impact of FASB 159 on its financial statements.

RELATED PARTY TRANSACTIONS

     The Company holds an investment in Wakefern, its principal supplier. Village purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, Village is required to purchase certain amounts of Wakefern common stock. At July 28, 2007, the Company’s indebtedness to Wakefern for the outstanding amount of this stock subscription was $384. The maximum per store investment increased to $675 (from $650) on September 21, 2006, resulting in an additional $550 investment, which was paid in fiscal 2007. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Additional information is provided in Note 3 to the consolidated financial statements.

     On September 19, 2006 Village invested $27,698 in notes receivable from Wakefern. As of July 28, 2007 the balance of this investment, including reinvested interest, was $29,241. These funds were previously invested in demand deposits at Wakefern. The initial fifteen-month term of these notes is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. As of July 28, 2007, Village had not provided this notification. Therefore, these notes now mature on September 17, 2008. Approximately half of these notes earn interest at the prime rate less 1.25% and approximately half of the notes earn a fixed rate of 7%.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

     At July 28, 2007 Village had demand deposits invested at Wakefern in the amount of $39,448. These deposits earn overnight money market rates.

     The Company subleases the Vineland store from Wakefern at a current annual rent of $700. The annual rent increases to $750 in fiscal 2009. Beginning in fiscal 2014, Village has options to extend this lease at increasing annual rents.

     Village leases a supermarket from a realty firm partly owned by officers of Village. The Company paid rent to this related party of $626, $565 and $549 in fiscal years 2007, 2006 and 2005, respectively. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

     The Company has ownership interests in four real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of approximately $722, $724 and $634 in fiscal years 2007, 2006 and 2005, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

     Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced more inflation in fiscal 2007 than in fiscal 2006 and less inflation in fiscal 2006 and fiscal 2005 than in fiscal 2004. The Company recorded a pre-tax LIFO charge of $746, $256 and $425 in fiscal 2007, 2006 and 2005, respectively. The company calculates LIFO charges based on a regional CPI index for food at home published by the Department of Labor, which indicated CPI increases of 4.1%, 1.9% and 2.5% in fiscal 2007, 2006 and 2005, respectively.

MARKET RISK

     Village is exposed to market risks arising from adverse changes in interest rates. During fiscal 2007, the Company’s only variable rate borrowings relate to an interest rate swap agreement. On October 18, 2001, Village entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (8.69% at July 28, 2007) on an initial notional amount of $10,000, expiring in September 2009, in exchange for a fixed rate of 8.12% . The swap agreement notional amount decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. At July 28, 2007, the remaining notional amount of the swap agreement was $4,286. A 1% increase in interest rates, applied to the Company’s borrowings at July 28, 2007, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $43. The fair value of the Company’s fixed rate debt approximates carrying value at July 28, 2007.

     At July 28, 2007, the Company had demand deposits of $39,448 at Wakefern earning interest at overnight money market rates, which are exposed to the impact of interest rate changes. At July 28, 2007, the Company had $29,241 of 15-month notes receivable due from Wakefern. Approximately half of these notes earn a fixed rate of 7% and approximately half earn prime less 1.25% .

FORWARD-LOOKING STATEMENTS

     This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events and results may vary significantly from those contemplated or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in other filings of the Company.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands)

	July 28,	July 29,
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$53,846	$72,711
Merchandise inventories	29,792	29,523
Patronage dividend receivable	6,400	5,740
Other current assets	7,994	9,809

Total current assets	98,032	117,783

Notes receivable from Wakefern	29,241	—
Property, equipment and fixtures, net	125,833	122,539
Investment in Wakefern	16,391	15,670
Goodwill	10,605	10,605
Other assets	3,021	2,878

	$283,123	$269,475

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$4,860	$5,388
Capitalized lease obligations	515	457
Notes payable to Wakefern	134	580
Accounts payable to Wakefern	41,910	41,791
Accounts payable and accrued expenses	28,254	25,471

Total current liabilities	75,673	73,687

Long-term Debt
Notes payable	8,572	13,432
Capitalized lease obligations	12,945	13,460
Notes payable to Wakefern	250	218

Total long-term debt	21,767	27,110

Deferred income taxes	6,103	8,157
Pension liabilities	7,267	6,528
Other liabilities	4,748	3,488

Commitments and Contingencies (Notes 3, 4, 6, 9 and 10)

Shareholders’ Equity
Preferred stock, no par value:
Authorized 10,000 shares, none issued	—	—
Class A common stock, no par value:
Authorized 10,000 shares, issued 3,636 shares at
July 28, 2007 and July 29, 2006	22,649	20,909
Class B common stock, no par value:
Authorized 10,000 shares, issued and outstanding
3,188 shares	1,035	1,035
Retained earnings	150,596	133,818
Accumulated other comprehensive loss	(4,526)	(2,801)
Less treasury stock, Class A, at cost (312 shares at July 28, 2007
and 350 shares at July 29, 2006)	(2,189)	(2,456)

Total shareholders’ equity	167,565	150,505

	$283,123	$269,475
See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except per share amounts)

		Years Ended
	July 28,	July 29,	July 30,
	2007	2006	2005

Sales	$1,046,435	$1,016,817	$983,679
Cost of sales	764,494	747,320	727,161

Gross profit	281,941	269,497	256,518

Operating and administrative expense	235,226	228,474	218,649
Depreciation and amortization	12,398	11,679	10,595

Operating income	34,317	29,344	27,274

Income from partnerships	—	—	1,509
Interest expense	(2,687)	(3,145)	(3,259)
Interest income	3,673	2,140	1,060

Income before income taxes	35,303	28,339	26,584
Income taxes	14,800	11,852	11,042

Net income	$20,503	$16,487	$15,542

Net income per share:
Class A common stock:		Revised	Revised
Basic	$3.89	$3.14	$2.98
Diluted	$3.14	$2.55	$2.43

Class B common stock:
Basic	$2.53	$2.04	$1.93
Diluted	$2.47	$2.01	$1.91
See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity
and Comprehensive Income
(in thousands)

Years Ended July 28, 2007, July 29, 2006 and July 30, 2005

						Accumulated
	Class A		Class B			other	Treasury Stock		Total
	common stock		common stock		Retained	comprehensive	Class A		shareholders’
	Shares issued	Amount	Shares issued	Amount	earnings	gain (loss)	Shares	Amount	equity
Balance, July 31, 2004	3,526	$19,037	3,188	$1,035	$105,502	$(2,660)	408	$(2,823)	$120,091
Net income	—	—	—	—	15,542	—	—	—	15,542
Other comprehensive loss -
additional minimum pension
liability, net of deferred tax
benefit of $1,335	—	—	—	—	––	(2,002)	—	—	(2,002)
Comprehensive income									13,540
Dividends	—	—	—	—	(1,510)	—	—	—	(1,510)
Exercise of stock options
and related tax benefits	—	314	—	—	(27)	—	(58)	408	695
Treasury stock purchases	—	—	—	—	––	—	2	(55)	(55)
Share-based
compensation expense	110	483	—	—	––	—	—	—	483
Balance, July 30, 2005	3,636	19,834	3,188	1,035	119,507	(4,662)	352	(2,470)	133,244
Net income	—	—	—	—	16,487	—	—	—	16,487
Other comprehensive
income - reduction of minimum
pension liability, net of deferred
tax expense of $1,241	—	—	—	—	––	1,861	—	—	1,861
Comprehensive income									18,348
Dividends	—	—	—	—	(2,172)	—	—	—	(2,172)
Exercise of stock options
and related tax benefits	—	22	—	—	(4)	—	(2)	14	32
Share-based
compensation expense	—	1,053	—	—	––	—	—	—	1,053
Balance, July 29, 2006	3,636	20,909	3,188	1,035	133,818	(2,801)	350	(2,456)	150,505
Net income	—	—	—	—	20,503	—	—	—	20,503
Other comprehensive
income - reduction of minimum
pension liability, net of deferred
tax expense of $1,722	—	—	—	—	––	2,562	—	—	2,562
Comprehensive income									23,065
FASB 158 adjustment, net of
deferred tax benefit of $2,873	—	—	—	—	––	(4,287)	—	—	(4,287)
Dividends	—	—	—	—	(3,711)	—	—	—	(3,711)
Exercise of stock options
and related tax benefits	—	631	—	—	(14)	—	(38)	267	884
Share-based
compensation expense	—	1,109	—	—	––	—	—	—	1,109
Balance, July 28, 2007	3,636	$22,649	3,188	$1,035	$150,596	$(4,526)	312	$(2,189)	$167,565
See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

		Years Ended
	July 28, 2007	July 29, 2006	July 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,503	$16,487		$15,542
Adjustments to reconcile net income to net cash
provided by operating activities:
Income from partnership	—	—		(1,509)
Gain on sale of assets	—	(459)		—
Depreciation and amortization	12,398	11,679		10,595
Tax benefit related to share-based compensation	—	—		314
Non-cash share-based compensation	1,109	1,053		483
Deferred taxes	(621)	(1,125)		2,189
Provision to value inventories at LIFO	746	256		425
Changes in assets and liabilities:
Merchandise inventories	(1,015)	397		375
Patronage dividend receivable	(660)	(270)		(104)
Accounts payable to Wakefern	119	2,881		1,204
Accounts payable and accrued expenses	2,499	5,121		519
Other assets and liabilities	797	(506)		(560)

Net cash provided by operating activities	35,875	35,514		29,473

CASH FLOWS FROM INVESTING ACTIVITIES
(Investment in) maturity of note receivable from Wakefern	(29,241)	—		20,274
Capital expenditures	(15,692)	(14,296)		(17,933)
Proceeds from partnership distribution	—	—		2,516
Proceeds from sale of assets	—	480		—

Net cash (used in) provided by investing activities	(44,933)	(13,816)		4,857

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	266	10		381
Tax benefit related to share-based compensation	618	22		—
Principal payments of long-term debt	(6,980)	(6,833)		(7,694)
Dividends	(3,711)	(3,028)		(1,092)
Treasury stock purchases	—	—		(55)

Net cash used in financing activities	(9,807)	(9,829)		(8,460)

NET (DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(18,865)	11,869		25,870

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	72,711	60,842		34,972

CASH AND CASH EQUIVALENTS, END OF YEAR	$53,846	$72,711		$60,842

SUPPLEMENTAL DISCLOSURES OF
CASH PAYMENTS MADE FOR:
Interest	$2,829	$3,245		$3,331
Income taxes	$14,192	$10,706		$8,964

NONCASH SUPPLEMENTAL DISCLOSURES:
Capital lease obligation incurred	$—	$—		$11,382
Investment in Wakefern	$721	$—	$	(205)
Dividends declared and unpaid	$—	$—		$856
See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(All amounts are in thousands, except per share and sq. ft. data)

Nature of operations

     Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 23 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation (“Wakefern”), the largest retailer-owned food cooperative in the United States.

Principles of consolidation

     The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year

     The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2007, 2006 and 2005 contain 52 weeks.

Reclassifications

     Certain amounts have been reclassified in the fiscal 2006 and 2005 consolidated financial statements to conform to the fiscal 2007 presentation, including reductions in cash and cash equivalents and accounts payable to Wakefern of $2,000 at both July 29, 2006 and July 30, 2005.

Industry segment

     The Company consists of one operating segment, the retail sale of food and non-food products.

Revenue recognition

     Merchandise sales are recognized at the point of sale to the customer. Sales tax is excluded from revenue. Discounts provided to customers through ShopRite coupons and loyalty programs are recognized as a reduction of sales as the products are sold.

Cash and cash equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Included in cash and cash equivalents at July 28, 2007 and July 29, 2006 are $39,448 and $57,354, respectively, of demand deposits invested at Wakefern at overnight money market rates.

Merchandise inventories

     Approximately 67% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $12,541 and $11,795 higher than reported in fiscal 2007 and 2006, respectively. All other inventories are stated at the lower of FIFO cost or market.

Vendor allowances and rebates

     The Company receives vendor allowances and rebates, including the patronage dividend and amounts received as a pass through from Wakefern, related to the Company’s buying and merchandising activities. Vendor allowances and rebates are recognized as a reduction in cost of sales when the related merchandise is sold or when the required contractual terms are completed.

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

Investments

     The Company’s investments in its principal supplier, Wakefern, and a Wakefern affiliate, Insure-Rite, Ltd., are stated at cost (see Note 3). Village evaluates its investments in Wakefern and Insure-Rite, Ltd. for impairment through consideration of previous, current and projected levels of profit of those entities.

     The Company’s 20%-50% investments in certain real estate partnerships are accounted for under the equity method. One of these partnerships is a variable interest entity under FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities”, which does not require consolidation as Village is not the primary beneficiary (see Note 6).

Store opening and closing costs

     All store opening costs are expensed as incurred. The Company records a liability for the future minimum lease payments and related costs for closed stores from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting, discounted using a risk-adjusted interest rate.

     Village closed a stand-alone drugstore on December 5, 2004 and remains obligated for future lease commitments for this store. The Company recorded a $576 charge in fiscal 2005, which is included in operating and administrative expense in the consolidated statement of operations. On March 1, 2006, the Company exercised an option to extend this lease for competitive purposes. Accordingly, Village no longer accounts for this lease commitment as an exit activity and reversed the remaining $211 liability in fiscal 2006.

Leases

     Leases which meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized on a straight-line basis over the shorter of the related lease terms or the estimated useful lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to effect constant rates of interest over the terms of the leases. Leases which do not qualify as capital leases are classified as operating leases. The Company accounts for rent holidays, escalating rent provisions, and construction allowances on a straight-time basis over the term of the lease.

Advertising

     Advertising costs are expensed as incurred. Advertising expense was $7,879, $7,554 and $7,793 in fiscal 2007, 2006 and 2005, respectively.

Income taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Comprehensive income

     For fiscal 2007, 2006 and 2005, comprehensive income consists of net income and the additional minimum pension liability adjustment, net of income taxes.

Use of estimates

     In conformity with U.S. generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of the more significant estimates are patronage dividends, pension accounting assumptions, share-based compensation assumptions, tax contingincy allowances, and the impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

Fair value of financial instruments

     Cash and cash equivalents, patronage dividends receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The Company’s derivative instrument is carried at fair value. The carrying value of the Company’s notes receivable from Wakefern and short and long-term notes payable approximates their fair value based on the current rates available to the Company for similar instruments. As the Company’s investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company’s cost, it is not practicable to estimate the fair value of such investments.

Derivative instruments and hedging activities

     The Company accounts for its limited activities involving derivative and hedging transactions in accordance with FASB 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. These fair value adjustments are included either in the determination of net income or as a component of accumulated other comprehensive income depending on the nature of the transaction.

     Village has one derivative instrument, an interest rate swap agreement, which it entered into in October 2001, to manage its exposure to interest rate fluctuations (see Note 4). The Company has structured this swap agreement to be an effective, fair value hedge of the underlying fixed rate obligation. The changes in the fair value of the interest rate swap agreement and the underlying fixed rate obligation are recorded as equal and offsetting unrealized gains and losses in interest expense in the consolidated statement of operations. As a result, there is no impact to earnings resulting from hedge ineffectiveness. Village is exposed to credit risk in the event of the inability of the counter party to perform under its outstanding derivative contract. Management believes it has minimized such risk by entering into a transaction with a counter party that is a major financial institution with a high credit rating.

Long-lived assets

     The Company reviews long-lived assets, such as property, equipment and fixtures on an individual store basis for impairment when circumstances indicate the carrying amount of an asset group may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived assets to their carrying value.

Goodwill

     Goodwill is tested at the end of each fiscal year, or as circumstances dictate, for impairment pursuant to the provisions of FASB 142, “Goodwill and Other Intangible Assets.” An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Village operates as a single reporting unit for purposes of evaluating goodwill for impairment and primarily considers earnings multiples and other valuation techniques to measure fair value as its stock is not widely traded.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Ner income per share

     On March 21, 2007, the Company’s Board of Directors declared a two-for-one stock split of the Class A and Class B common stock. Shares were distributed on April 26, 2007. All share and per share amounts have been adjusted for all periods to reflect the stock split.

     The Company has two classes of common stock. Class A common stock is entitled to one vote per share and to cash dividends as declared 54% greater than those paid on Class B common stock. Class B common stock is entitled to 10 votes per share. Class A and Class B common stock share equally on a per share basis in any distributions in liquidation. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock at any time. Class B common stock is not transferable except to another holder of Class B common stock or by will under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Company approving the transfer. As a result of this voting structure, the holders of the Class B common stock control greater than 50% of the total voting power of the shareholders of the Company and control the election of the Board of Directors.

   During 2007, the staff of the Division of Corporation Finance of the SEC reviewed the Company’s Annual Report on Form 10-K for the fiscal year ended July 29, 2006. The Company considered this review and determined that the two-class method of computing and presenting net income per share was appropriate in accordance with FASB Statement No. 128, “Earnings Per Share,” and EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. Net income per share for prior periods has been revised to reflect this change. The two-class method is an earnings allocation formula that calculates basic and diluted net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Under the two-class method, Class A common stock is assumed to receive a 54% greater participation in undistributed earnings than Class B common stock, in accordance with the classes respective dividend rights.

     Diluted net income per share for Class A common stock is calculated utilizing the if-converted method, which assumes the conversion of all shares of Class B common stock to Class A common stock on a share-for-share basis, as this method is more dilutive than the two-class method. Diluted net income per share for Class B common stock does not assume conversion of Class B common stock to shares of Class A common stock.

The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented.

	2007		2006 (Revised)		2005 (Revised)
	Class A	Class B	Class A	Class B	Class A	Class B

Numerator:
Net income allocated, basic	$12,442	$8,061	$9,985	$6,502	$9,383	$6,159
Conversion of Class B to Class A shares	8,061	—	6,502	—	6,159	—
Effect of share-based compensation
on allocated net income	—	(179)	—	(107)	—	(58)
Net income allocated, diluted	$20,503	$7,882	$16,487	$6,395	$15,542	$6,101

Denominator:
Weighted average shares
outstanding, basic	3,196	3,188	3,181	3,188	3,148	3,188
Conversion of Class B to Class A shares	3,188	—	3,188	—	3,188	—
Dilutive effect of share-based compensation	146	—	101	—	55	—
Weighted average shares
outstanding, diluted	6,530	3,188	6,470	3,188	6,391	3,188

Net income per share is as follows:
	2007		2006 (Revised)		2005 (Revised)
	Class A	Class B	Class A	Class B	Class A	Class B

Basic	$3.89	$2.53	$3.14	$2.04	$2.98	$1.93
Diluted	$3.14	$2.47	$2.55	$2.01	$2.43	$1.91
     In fiscal 2006 and 2005, the Company utilized the if-converted method of calculating both basic and diluted net income per share, as that method resulted in greater dilution than the two-class method. Net income per share for fiscal 2006 and 2005 as previously reported was as follows:

	2006	2005
Net income per share as previously reported:
Basic	$2.59	$2.45
Diluted	$2.55	$2.43
     Options to purchase 14 and 4 Class A shares were excluded from the calculation of diluted net income per share at July 28, 2007 and July 29, 2006, respectively, as a result of their anti-dilutive effect (none at July 30, 2005).

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation

     The Company adopted FASB 123(R), “Share-Based Payment,” on May 1, 2005 utilizing the modified prospective application. FASB 123(R) requires all share-based payments to employees to be recognized in the financial statements as compensation costs based on the fair market value on the date of the grant. As the Company had previously adopted the fair value recognition provisions of FASB 123, “Accounting for Stock-Based Compensation” during fiscal 2003, the adoption of FASB 123(R) had no impact on the consolidated results of operations for fiscal 2005.

Benefit Plans

     Effective July 28, 2007, Village adopted the recognition and disclosure provisions of FASB 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans", which requires the recognition of the funded status of the Company’s retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized are now required to be recorded as a component of Accumulated Other Comprehensive Income.

New Accounting Standards

     In June 2006, the FASB issued FASB Interpretation (FIN) No 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information. The Company currently recognizes a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. Village is currently evaluating the impact that adopting FIN 48 will have on its operations and financial condition.

     In September 2006, the FASB issued FASB No. 157, “Fair Value Measurements”. FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adopting FASB 157 will have on its operations and financial condition.

     In February 2007, the FASB issued FASB No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”. FASB 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date. FASB 159 is effective for fiscal years beginning after November 15, 2007. Village is currently assessing the impact of FASB 159 on its financial statements.

NOTE 2 — PROPERTY, EQUIPMENT AND FIXTURES

Property, equipment and fixtures are comprised as follows:

	July 28,	July 29,
	2007	2006

Land and buildings	$54,241	$53,997
Store fixtures and equipment	110,740	103,260
Leasehold improvements	53,248	51,251
Leased property under capital leases	16,613	16,613
Construction in progress	7,173	1,460
Vehicles	1,183	1,335

	243,198	227,916
Accumulated depreciation	(111,895)	(100,470)
Accumulated amortization of property under capital leases	(5,470)	(4,907)

Property, equipment and fixtures, net	$125,833	$122,539
     Amortization of leased property under capital leases is included in depreciation and amortization expense.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 3 — RELATED PARTY INFORMATION – WAKEFERN

     The Company’s ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 15.5% of the outstanding shares of Wakefern at July 28, 2007. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of Village.

     The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. If this purchase obligation is not met, Village is required to pay Wakefern’s profit contribution shortfall attributable to this failure. Similar payments are due if Wakefern loses volume by reason of the sale of Company stores or a merger with another entity. Village fulfilled the above obligation in fiscal 2007, 2006 and 2005. The Company also has an investment of approximately 8.3% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides Village with liability and property insurance coverage.

     Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store’s purchases from Wakefern. At July 28, 2007, the Company’s indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $384. Installment payments are due as follows: 2008 - $134; 2009 - $144; 2010 -$89; and 2011 - $17. The maximum per store investment increased to $675 (from $650) on September 21, 2006, resulting in an additional $550 investment, which was paid in fiscal 2007. Village receives additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

     Village purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates amounted to $13,957, $12,808 and $12,363 in fiscal 2007, 2006 and 2005, respectively.

     Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Village incurred charges of $20,646, $19,856 and $20,011 from Wakefern in fiscal 2007, 2006 and 2005, respectively, for these services, which are reflected in operating and administrative expense in the consolidated statements of operations. Additionally, the Company has certain related party leases (see Note 6) with Wakefern.

     On September 19, 2006, the Company invested $27,698 in notes receivable from Wakefern. As of July 28, 2007 the balance of this investment, including reinvested interest, was $29,241. These funds were previously invested in demand deposits at Wakefern. The initial fifteen-month term of these notes is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, Village notifies Wakefern requesting payment on the due date. As of July 28, 2007, Village had not provided this notification. Therefore, these notes now mature on September 17, 2008. Approximately half of these notes earn interest at the prime rate less 1.25% and approximately half of the notes earn a fixed rate of 7%.

     At July 28, 2007, the Company had demand deposits invested at Wakefern in the amount of $39,448. These deposits earn overnight money market rates.

     Interest income earned on investments with Wakefern was $3,673, $2,140 and $1,060 in fiscal 2007, 2006 and 2005, respectively.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 — DEBT

	July 28,	July 29,
	2007	2006
Senior notes payable (a)	$12,857	$17,143
Notes payable, interest at 4.39% to 6.68%, payable in monthly installments
through January 2008, collateralized by certain equipment	575	1,677
	13,432	18,820
Less current portion	4,860	5,388
	$8,572	$13,432
Aggregate principal maturities of notes payable as of July 28, 2007 are as follows:

Year ending July:
2008	$4,860
2009	4,286
2010	4,286
Thereafter	—
     (a) On September 16, 1999, the Company issued $30,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semi-annually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

     The Senior Note agreement contains covenants which, among other conditions, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 28, 2007, the Company was in compliance with all covenants of this debt agreement.

     On October 18, 2001, Village entered into an interest rate swap agreement with a highly rated major financial institution pursuant to which Village pays a variable rate of six-month LIBOR plus 3.36% (8.69% at July 28, 2007) on a notional amount of $10,000 expiring in September 2009 in exchange for a fixed rate of 8.12% . The swap agreement notional amount ($4,286 at July 28, 2007) decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. This interest rate swap agreement increased interest expense by $30 and $10 in fiscal 2007 and 2006, respectively, and reduced interest expense by $92 in fiscal 2005. The Company has structured this interest rate swap agreement to be an effective, fair value hedge.

     (b) Village has available a $20,000 unsecured revolving credit line, which expires September 16, 2009. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on Village’s fixed charge coverage ratio. There were no amounts outstanding at July 28, 2007 and July 29, 2006 under this facility.

     The revolving loan agreement provides for up to $3,000 of letters of credit ($382 outstanding at July 28, 2007), which secure obligations for self-insured workers’ compensation claims from 1995 to 1998 and construction performance guarantees to municipalities.

     This loan agreement contains covenants which, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 28, 2007, the Company was in compliance with all covenants of the revolving loan agreement. Under the above covenants, Village had approximately $64,000 of net worth available at July 28, 2007 for the payment of dividends.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 5 — INCOME TAXES

The components of the provision for income taxes are:

	2007	2006	2005
Federal:
Current	$12,063	$10,303	$6,731
Deferred	(728)	(1,175)	1,838

State:
Current	3,358	2,674	2,122
Deferred	107	50	351

	$14,800	$11,852	$11,042
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	July 28,	July 29,
	2007	2006
Deferred tax liabilities:
Tax over book depreciation	$10,824	$11,031
Patronage dividend receivable	2,403	2,149
Investment in partnerships	944	1,118
Other	170	169

Total deferred tax liabilities	14,341	14,467

Deferred tax assets:
Amortization of capital leases	947	903
Compensation related costs	1,948	1,269
Pension costs	3,017	1,867
Accrual for special charges	630	667
Other	367	360

Total deferred tax assets	6,909	5,066

Net deferred tax liability	$7,432	$9,401
     Net current deferred taxes of $1,329 and $1,244 are included in accounts payable and accrued expenses at July 28, 2007 and July 29, 2006, respectively.

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management’s opinion, in view of the Company’s previous, current and projected taxable income and reversal of deferred tax liabilities, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 28, 2007 and July 29, 2006.

     The effective income tax rate differs from the statutory federal income tax rate as follows:

	2007	2006	2005

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.4	6.2	6.0
Other	.5	.6	.5

Effective income tax rate	41.9%	41.8%	41.5%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 6 — LEASES

Description of leasing arrangements

     The Company leased eighteen of its stores at July 28, 2007, including four that are capitalized for financial reporting purposes. The majority of initial lease terms range from 20 to 30 years.

     Most of the Company’s leases contain renewal options of five years each. These options enable Village to retain the use of facilities in desirable operating areas. Management expects that in the normal course of business, most leases will be renewed or replaced by other leases. The Company is obligated under all leases to pay for real estate taxes, utilities and liability insurance, and under certain leases to pay additional amounts based on maintenance and a percentage of sales in excess of stipulated amounts.

     Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 28, 2007:

		Capital	Operating
		Leases	Leases
	2008	$1,932	$8,773
	2009	1,847	8,424
	2010	1,643	7,409
	2011	1,310	6,627
	2012	1,310	5,845
	Thereafter	33,988	73,580
Minimum lease payments		42,030	$110,658
Less amount representing interest		28,570
Present value of minimum lease payments		13,460
Less current portion		515
		$12,945
     The following schedule shows the composition of total rental expense for the following periods:

	2007	2006	2005
Minimum rentals	$7,770	$6,358	$6,457
Contingent rentals	818	1,117	982
	$8,588	$7,475	$7,439

Related party leases

     The Company leases a supermarket from a realty firm 30% owned by officers of Village. The Company paid rent to related parties under this lease of $626, $565 and $549 in fiscal years 2007, 2006 and 2005, respectively. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

     The Company is a limited partner in a real estate partnership that sold its only asset and distributed the proceeds to the partners in fiscal 2005. Village received proceeds of $3,096 and recorded income from the partnership of $1,509, which is the excess of the proceeds above the Company’s investment in the partnership and certain receivables due from the partnership.

     The Company has ownership interests in four real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of $722, $724 and $634 in fiscal years 2007, 2006 and 2005, respectively.

     One of these partnerships is a variable interest entity, which is not consolidated as Village is not the primary beneficiary. This partnership owns one property, a stand-alone supermarket leased to the Company since 1974. Village is a general partner entitled to 33% of the partnerships profits and losses.

     The Company leases its Vineland store from Wakefern under a sublease agreement which provides for annual rent of $700. The annual rent increases to $750 in fiscal 2009. Beginning in fiscal 2014, Village has options to extend this lease at increasing annual rents.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 7 — SHAREHOLDER’S EQUITY

     On March 21, 2007, the Company’s Board of Directors declared a two-for-one stock split of the Class A and Class B common stock. Shares were distributed on April 26, 2007. All share and per share amounts have been adjusted for all periods to reflect the stock split.

     The Company has two classes of common stock. Class A common stock is entitled to one vote per share and to cash dividends as declared 54% greater than those paid on Class B common stock. Class B common stock is entitled to 10 votes per share. Class A and Class B common stock share equally on a per share basis in any distributions in liquidation. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock at any time. Class B common stock is not transferable except to another holder of Class B common stock or by will under the laws of intestacy or pursuant to a resolution of the Board of Directors of the Company approving the transfer. As a result of this voting structure, the holders of the Class B common stock control greater than 50% of the total voting power of the shareholders of the Company and control the election of the Board of Directors.

     The Company has authorized 10,000 shares of preferred stock. No shares have been issued. The Board of Directors is authorized to designate series, preferences, powers and participations of any preferred stock issued.

     Village has two share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $1,109, $1,053 and $483 in fiscal 2007, 2006 and 2005, respectively. Total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $317, $307 and $150 in fiscal 2007, 2006 and 2005.

     The 1997 Incentive and Non-Statutory Stock Option Plan (the “1997 Plan”) provides for the granting of options to purchase up to 500 shares of the Company’s Class A common stock by officers, employees and directors of the Company as designated by the Board of Directors. The Plan requires incentive stock options to be granted at exercise prices equal to the fair value of Village’s stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non-qualified options may be granted at an exercise price less than fair value. All options granted under this plan were at fair value, vest over a one-year service period and are exercisable up to ten years from the date of grant. At July 31, 2004 there were no shares remaining for future grants under the 1997 Plan.

     On December 10, 2004, the shareholders of the Company approved the Village Super Market, Inc. 2004 Stock Plan (the “2004 Plan”) under which awards of incentive and non-qualified stock options and restricted stock may be made. There are 600 shares of Class A common stock authorized for issuance to employees and directors under the 2004 Plan. Terms and conditions of awards are determined by the Board of Directors. Option awards are primarily granted at the fair value of the Company’s stock at the date of grant, cliff vest three years from the grant date and are exercisable up to ten years from the date of grant. Restricted stock awards primarily cliff vest three years from the grant date.

     The following table summarizes option activity under both plans for the following periods:

	2007		2006		2005
	Shares	Weighted-average	Shares	Weighted-average	Shares	Weighted-average
		exercise price		exercise price		exercise price
Outstanding at beginning of year	220	$18.01	236	$16.83	134	$7.39
Granted	14	44.43	14	24.74	160	21.00
Exercised	(38)	6.97	(2)	5.00	(58)	6.53
Forfeited	(10)	21.00	(28)	12.34	—	—

Outstanding at end of year	186	$22.10	220	$18.01	236	$16.83

Options exercisable at end of year	20	$12.20	58	$8.77	76	$8.06

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

     As of July 28, 2007, the weighted-average remaining contractual term of options outstanding and options exercisable was 7.6 years and 4.8 years, respectively. As of July 28, 2007, the aggregate intrinsic value of options outstanding and options exercisable was $4,150 and $644, respectively. The weighted-average grant date fair value of options granted was $12.88, $12.40 and $6.66 per share in fiscal 2007, 2006 and 2005, respectively. The total intrinsic value of options exercised was $1,514, $54 and $763 in fiscal 2007, 2006 and 2005. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company’s stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for securities with a maturity period similar to the expected life of the option.

	2007	2006	2005
Expected life (years)	5.0	5.0	5.0
Expected volatility	29.0%	33.0%	33.0%
Expected dividend yield	1.7%	1.3%	1.1%
Risk-free interest rate	4.9%	4.7%	3.7%
     The following table summarizes restricted stock activity under the 2004 Plan for fiscal 2007, 2006 and 2005:

	2007		2006		2005
		Weighted-average		Weighted-average		Weighted-average
	Shares	grant date fair value	Shares	grant date fair value	Shares	grant date fair value
Nonvested at beginning of year	104	$21.00	104	$21.00	—	$ —
Granted	—	—	—	—	110	21.00
Vested	—	—	—	—	(6)	21.00
Forfeited	—	—	—	—	—	—
Nonvested at end of year	104	$21.00	104	$21.00	104	$21.00
     As of July 28, 2007, there was $960 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of restricted shares vested during fiscal 2005 was $165 (none in fiscal 2007 and 2006).

     Cash received from option exercises under all share-based compensation arrangements was $266, $10 and $381 in fiscal 2007, 2006 and 2005, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements was $618, $22 and $314 in fiscal 2007, 2006 and 2005, respectively.

     The Company declared cash dividends on common stock as follows:

	2007	2006	2005
Per share:
Class A common stock	$.690	$.405	$.285
Class B common stock	.449	.264	.185

Aggregate:
Class A common stock	$2,279	$1,330	$918
Class B common stock	1,432	842	592

	$3,711	$2,172	$1,510

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 8 — PENSION PLANS

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

     Effective July 28, 2007, the Company adopted the recognition and disclosure provisions of FASB 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans”, which require the recognition of the funded status of the Company’s retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized are now required to be recorded as a component of Accumulated Other Comprehensive Income (“AOCI”). The following table reflects the effects the adoption of FASB 158 had on the consolidated balance sheet as of July 28, 2007.

	Before Application		After Application
	of FASB 158	Adjustments	of FASB 158
Other current assets	$10,930	$(2,936)	$7,994
Other assets	3,078	(57)	3,021
Deferred income tax liabilities	8,976	(2,873)	6,103
Pension liabilities	3,100	4,167	7,267
Accumulated other comprehensive loss	(239)	(4,287)	(4,526)
     Amounts recognized in AOCI as of July 28, 2007 consist of the following (pre-tax):

Net actuarial loss	$7,464
Prior service cost	58
Total amounts deferred in AOCI	$7,522
     The Company expects approximately $616 of the net actuarial loss and $17 of the prior service cost to be recognized as a component of net periodic benefit costs in fiscal 2008.

     Net periodic pension cost for the four plans include the following components:

	2007	2006	2005

Service cost	$2,028	$2,113	$1,571
Interest cost on projected benefit obligation	1,614	1,448	1,121
Expected return on plan assets	(1,258)	(1,066)	(856)
Amortization of gains and losses	663	1,076	423
Amortization of prior service costs	17	17	17

Net periodic pension cost	$3,064	$3,588	$2,276

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

     The changes in benefit obligations and the reconciliation of the funded status of the Company’s plans to the consolidated balance sheets were as follows:

	2007	2006

Changes in Benefit Obligation:
Benefit obligation at beginning of year	$26,210	$27,159
Service cost	2,028	2,113
Interest cost	1,614	1,448
Benefits paid	(730)	(1,183)
Actuarial loss (gain)	129	(3,327)
Benefit obligation at end of year	$29,251	$26,210

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$17,249	$14,764
Actual return on plan assets	2,786	545
Employer contributions	2,679	3,123
Benefits paid	(730)	(1,183)
Fair value of plan assets at end of year	$21,984	$17,249

Funded status at end of year	$(7,267)	$(8,961)
Unrecognized prior service cost	—	74
Unrecognized net actuarial loss	—	9,526
Adjustment required to recognize minimum liability	—	(4,743)
Accrued pension cost	$(7,267)	$(4,104)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$—	$2,424
Intangible asset	—	74
Pension liabilities	(7,267)	(6,528)
Accumulated other comprehensive loss	(4,526)	(2,801)
     The accumulated benefit obligations of the four plans were $23,688 and $20,958 at July 28, 2007 and July 29, 2006, respectively. Prior to the adoption of FASB 158 in fiscal 2007, the provisions of FASB 87, “Employer’s Accounting for Pensions,” required recognition in the consolidated balance sheet of an additional minimum liability and a related intangible asset for pension plans with accumulated benefit obligations in excess of plan assets. Any portion of such additional liability in excess of the plan’s prior service costs was a component of accumulated other comprehensive loss and reflected in shareholder’s equity, net of related tax benefit.

     Assumptions used to determine benefit obligations and net periodic pension cost for the Company’s defined benefit plans were as follows:

	2007	2006	2005
Assumed discount rate – net periodic pension cost	6.25%	5.5%	6.25%
Assumed discount rate – benefit obligation	6.25%	6.25%	5.50%
Assumed rate of increase in compensation levels	4-4.5%	4-4.5%	4%
Expected rate of return on plan assets	7.5%	7.5%	7.5%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

     The expected rate of return on plan assets represents the weighted average of expected returns for each asset category. The expected returns for each asset category are developed using historical data on returns. The defined benefit pension plans weighted average asset allocations by asset category were as follows:

	Target	Actual Allocations
	Allocation	2007	2006

Equities	50 - 70%	57%	68%
Fixed income securities	25 - 35%	31	30
Cash equivalents and other assets	0 - 10%	12	2
Total		100%	100%
     Investments in the pension trusts are overseen by the trustees of the plans, who are officers of Village. Overall investment strategy and policy has been developed based on the need to satisfy the long-term liabilities of the Company’s pension plans. Risk management is accomplished through diversification across asset classes, multiple investment portfolios and investment guidelines. Equity investments consist of publicly traded securities and investments in broad market index funds. In addition, one plan held Class A common stock of Village in the amount of $978 and $1,133 at July 28, 2007 and July 29, 2006, respectively. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgage backed obligations, and short-term bond mutual funds. The plans do not allow for investments in derivative instruments.

     The Company estimates future defined benefit payments from plan assets as follows:

Fiscal Year

2008	$575
2009	635
2010	1,084
2011	1,127
2012	1,187
2013 - 2017	10,358
     The Company expects to contribute $2,000 in cash to all defined benefit pension plans in fiscal 2008.

     The Company also participates in several multi-employer pension plans for which the fiscal 2007, 2006, and 2005 contributions were $4,802, $4,695 and $4,142, respectively.

     The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $257, $247 and $225 in fiscal 2007, 2006 and 2005, respectively.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

     The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion that the ultimate resolution of these legal proceedings should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 10 — SUBSEQUENT EVENT

     On August 11, 2007 the Company acquired the fixtures and lease of a store location in Galloway Township, New Jersey from Wakefern for $3,500. This store had previously been operated by a competitor. The Company began operating a pharmacy at this location on August 11, 2007. The remainder of this 55,000 sq. ft. store opened on October 3, 2007 after the completion of a remodel. The Company leases this store from Wakefern under a sublease agreement which provides for annual rent of $473. The annual rent increases to $528 in fiscal 2014.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control -Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was effective as of July 28, 2007.

James Sumas	Kevin R. Begley
Chairman of the Board and	Chief Financial Officer
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Village Super Market, Inc.:

     We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 28, 2007 and July 29, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 28, 2007. We also have audited Village Super Market, Inc.’s internal control over financial reporting as of July 28, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Village Super Market, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 28, 2007 and July 29, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended July 28, 2007, in conformity with accounting principles generally accepted in the United States of America. As discussed in Notes 1 and 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132R,” at the end of the fiscal year ended July 28, 2007. Also in our opinion, Village Super Market, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 28, 2007, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Short Hills, New Jersey
October 9, 2007

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Stock Price and Dividend Information

     The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Global Market under the symbol “VLGEA.” The table below sets forth the high and low last reported sales price for the fiscal quarter indicated.

	High	Low
2007
4th Quarter	$49.39	$42.53
3rd Quarter	51.25	38.93
2nd Quarter	43.64	33.25
1st Quarter	34.75	29.10

2006
4th Quarter	34.88	28.87
3rd Quarter	30.39	25.25
2nd Quarter	34.00	27.06
1st Quarter	29.50	25.05

     As of October 7, 2007, there were 250 holders of record and 975 individual stockholders holding Class A common stock under nominee security position listings.

     On March 21, 2007, the Company declared a two-for-one stock split. All per share amounts have been adjusted for all periods to reflect the split.

     During fiscal 2007, the Company declared cash dividends of $.69 per Class A common share and $.449 per Class B common share. During fiscal 2006, the Company declared cash dividends of $.405 per Class A common share and $.264 per Class B common share.