Form 10-K, Exhibit 13
period 2008-07-26
VILLAGE SUPER MARKET INC
filed 2008-10-08
CIK 103595

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

Dear Fellow Shareholders

I
t is our pleasure to write to you about our Company’s record performance in fiscal 2008. Net income increased 10% to $22.5 million in fiscal 2008. Sales increased 7.8% to $1.13 billion. Same store sales increased 2.5% . Same store sales have increased 45 consecutive quarters. We achieved these results during a challenging time for our customers and the supermarket business.

Throughout our long history, we have managed our business by responding to our customers needs. In 2008, our customers are concerned about a weakening economy, and rising gas, food and medical costs. We responded by offering a $330 ShopRite® gift card for each $300 of customer economic stimulus or tax refund checks to a maximum of $1,320 in gift cards. We gave customers a $25 gas card for a $75 purchase of certain products in June and again in September 2008. ShopRite® pharmacies now offer customers a 90 day supply of over 300 commonly prescribed generic drugs for only $9.99.

We continue to generate strong results, while also investing in our future. Village generated $45.3 million of operating cash flow in fiscal 2008. We spent $28.4 million on capital expenditures and a store acquisition. On August 11, 2007, Village acquired the fixtures and lease for a store in Galloway Township, NJ that had been operated by a competitor. The Galloway store re-opened as a ShopRite®, after an extensive remodel, on October 3rd. We opened the Franklin Township, NJ superstore on November 7, 2007.

Recognizing our strong financial position and operating performance, the Board of Directors returned $21.1 million to shareholders in fiscal 2008, including a $16.6 million special dividend in March 2008, comprised of $3.00 per Class A share and $1.95 per Class B share. The Board also increased the quarterly dividend rate three times in fiscal 2008, and again in September 2008. The annualized dividend rate is now $1.32 per Class A share and $.86 per Class B share, both 32% higher than one year ago.

Even after spending $49.5 million on improving our stores and dividends in fiscal 2008, the Company’s balance sheet remains strong. Village has ample resources for strategic initiatives and investing in our future. Construction has begun on a new store in Marmora, NJ and a replacement store in Washington, NJ. Both of these stores are expected to open in the spring of 2009.

Today’s economic and competitive environment is challenging. Although we are pleased with Village’s recent performance, we sweat the details in our stores every day. Your management and team of 4,700 dedicated associates remain focused on offering high quality products at consistently low prices, providing superior customer service, creating unique marketing initiatives, and expanding and improving our store base.

As always, we thank you for your continued support.

October 2008

James Sumas, Chairman of the Board	Perry Sumas, President

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Selected Financial Data
(Dollars in thousands except per share and square feet data)

	July 26,	July 28,	July 29,	July 30,	July 31,
	2008	2007	2006	2005	2004
For year
Sales	$1,127,762	$1,046,435	$1,016,817	$983,679	$957,647
Net income	22,543	20,503	16,487	15,542	13,263
Net income as a % of sales	2.00%	1.96%	1.62%	1.58%	1.38%
Net income per share:
Class A common stock:
Basic	$4.23	$3.89	$3.14	$2.98	$2.60
Diluted	3.43	3.14	2.55	2.43	2.10
Class B common stock:
Basic	2.76	2.53	2.04	1.93	1.69
Diluted	2.75	2.47	2.01	1.91	1.66
Cash dividends declared per share:
Class A	3.83	.690	.405	.285	.155
Class B	2.49	.449	.264	.185	.101

At year-end
Total assets	$304,045	$283,123	$269,475	$253,407	$229,425
Long-term debt	27,498	21,767	27,110	33,550	29,239
Working capital	8,871	22,359	44,096	37,228	31,886
Shareholders’ equity	171,031	167,565	150,505	133,244	120,091
Book value per share	25.80	25.73	23.25	20.59	19.04

Other data
Same store sales increase	2.5%	2.9%	3.3%	4.2%	4.2%
Total square feet	1,394,000	1,272,000	1,272,000	1,272,000	1,252,000
Average total sq. ft. per store	56,000	55,000	55,000	55,000	54,000
Selling square feet	1,103,000	1,009,000	1,009,000	1,009,000	991,000
Sales per average square foot of selling space	$1,068	$1,037	$1,008	$984	$966
Number of stores	25	23	23	23	23
Sales per average number of stores	$46,990	$45,497	$44,209	$42,769	$41,637
Capital expenditures	$24,898	$15,692	$14,296	$17,933	$14,278
Fiscal 2004 contains 53 weeks. All other fiscal years contain 52 weeks.

Unaudited Quarterly Financial Data
(Dollars in thousands except per share amounts)
	First	Second	Third	Fourth	Fiscal
	Quarter	Quarter	Quarter	Quarter	Year
2008
Sales	$263,559	$292,829	$273,406	$297,968	$1,127,762
Gross profit	70,215	79,413	75,541	80,029	305,198
Net income	4,298	6,439	4,915	6,891	22,543
Net income per share:
Class A common stock:
Basic	.81	1.22	.92	1.28	4.23
Diluted	.65	.98	.75	1.05	3.43
Class B common stock:
Basic	.53	.79	.60	.83	2.76
Diluted	.52	.77	.60	.82	2.75

2007
Sales	$251,469	$270,396	$255,314	$269,256	$1,046,435
Gross profit	67,378	71,572	69,679	73,312	281,941
Net income	4,220	5,063	4,888	6,332	20,503
Net income per share:
Class A common stock:
Basic	.80	.96	.93	1.20	3.89
Diluted	.65	.78	.75	.96	3.14
Class B common stock:
Basic	.52	.63	.60	.78	2.53
Diluted	.51	.61	.59	.76	2.47

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations

(Dollars in thousands except per share and per square foot data)

OVERVIEW

     Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 25 ShopRite supermarkets in New Jersey and northeastern Pennsylvania. Village is the second largest member of Wakefern Food Corporation (“Wakefern”), the nation’s largest retailer-owned food cooperative. This ownership interest in Wakefern provides Village many of the economies of scale in purchasing, distribution, advanced retail technology and advertising associated with larger chains.

     On August 11, 2007, the Company acquired the fixtures and lease of a store location in Galloway Township, New Jersey from Wakefern for $3,500. This store had previously been operated by a competitor. Village began operating a pharmacy at this location on August 11, 2007. The remainder of this 55,000 sq. ft. store opened on October 3, 2007 after the completion of a remodel. In addition, Village opened a 67,000 sq. ft. superstore in Franklin Township, New Jersey on November 7, 2007.

     The Company’s stores, five of which are owned, average 56,000 total square feet. Larger store sizes enable Village to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. During fiscal 2008, sales per store were $46,990 and sales per square foot of selling space were $1,068. Management believes these figures are among the highest in the supermarket industry.

     We consider a variety of indicators to evaluate our performance, such as same store sales; sales per store; percentage of total sales by department (mix); shrink; departmental gross profit percentage; sales per labor hour; and hourly labor rates. In recent years, Village, as well as many of our competitors, has faced increases in rates for electricity and gas and in employee health and pension costs. These trends are expected to continue in fiscal 2009.

     The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2008, 2007 and 2006 contain 52 weeks.

RESULTS OF OPERATIONS
The following table sets forth the components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	July 26,	July 28,	July 29,
	2008	2007	2006

Sales	100.00%	100.00%	100.00%
Cost of sales	72.94	73.06	73.50

Gross profit	27.06	26.94	26.50
Operating and administrative expense	22.41	22.48	22.47
Depreciation and amortization	1.22	1.18	1.15
Operating income	3.43	3.28	2.88
Interest expense	(.26)	(.26)	(.31)
Interest income	.27	.35	.21
Income before income taxes	3.44	3.37	2.78

Income taxes	1.44	1.41	1.16
Net income	2.00%	1.96%	1.62%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

SALES

     Sales were $1,127,762 in fiscal 2008, an increase of $81,327, or 7.8% from the prior year. Sales increased primarily due to the opening of new stores in Galloway, New Jersey on October 3, 2007 and Franklin, New Jersey on November 7, 2007. Same stores sales increased 2.5% in fiscal 2008. Same store sales increased due to improved sales in one store due to the closing of a store by a competitor, higher sales in the Somers Point replacement store and food inflation. These improvements were partially offset by reduced sales in three stores due to two competitive store openings and cannibalization from the opening of the Galloway store. In addition, the distribution of economic stimulus checks during the fourth quarter of fiscal 2008 increased same store sales. Sales were negatively impacted in the second half of fiscal 2008 by increased sale item penetration and trading down, as consumers appeared to be more cautious due to concerns about the economy and rising gas and food prices. Improved transaction count and average transaction size were both responsible for the increase in same store sales. New stores and replacement stores are included in same stores sales in the quarter after the store has been in operation for four full quarters. Store renovations are included in same store sales immediately.

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

GROSS PROFIT

     Gross profit as a percentage of sales increased .12% in fiscal 2008 compared to the prior year principally due to improved departmental gross margin percentages (.11%), improved product mix (.10%) and reduced warehouse assessment charges from Wakefern (.08%). These improvements were partially offset by increased promotional spending (.16%) in the current fiscal year. Gross profit in fiscal 2008 benefited by .06% due to a revision in the index used to calculate LIFO.

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

OPERATING AND ADMINISTRATIVE EXPENSE

     Operating and administrative expense decreased .07% as a percentage of sales in fiscal 2008 compared to the prior year due to refunds of property and liability insurance premiums (.07%), reduced payroll costs (.07%) and the benefit of sales for the Franklin store without any rent expense as that lease is accounted for as a financing lease (.02%). These decreases were partially offset by increased utility costs (.10%) and pre-opening expenses associated with the two new stores (.06%).

     Operating and administrative expense increased by .01% as a percentage of sales in fiscal 2007 compared to the prior year. Increases in utility costs (.07%), repairs and maintenance (.06%) and professional fees (.05%) were offset by lower payroll and fringe benefit costs (.05%) and small declines in most other areas (.12%).

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization was $13,713, $12,398 and $11,679 in fiscal 2008, 2007 and 2006, respectively. Depreciation and amortization expense increased in fiscal 2008 and 2007 compared to the prior years due to depreciation related to fixed asset additions, including the two new stores.

INTEREST EXPENSE

     Interest expense was $2,986, $2,687 and $3,145 in fiscal 2008, 2007 and 2006, respectively. Interest expense increased in fiscal 2008 due to interest on the Franklin store financing lease, partially offset by lower interest expense due to payments on loans. Interest expense declined in fiscal 2007 due to reductions in debt outstanding.

INTEREST INCOME

     Interest income was $3,030, $3,673 and $2,140 in fiscal 2008, 2007 and 2006, respectively. Interest income declined in fiscal 2008 due to lower amounts of excess cash invested at Wakefern and lower interest rates received. This was in part due to the special dividend paid in April 2008.

     Interest income increased in fiscal 2007 due to higher rates received on investments at Wakefern and higher levels of invested balances.

INCOME TAXES

     The Company’s effective income tax rate was 41.9%, 41.9% and 41.8% in fiscal 2008, 2007 and 2006, respectively.

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

     Goodwill is tested for impairment at the end of each fiscal year, or as circumstances dictate. Since the Company’s stock is not widely traded, management utilizes valuation techniques, such as earnings multiples, to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of Village’s one reporting unit exceeds its carrying value at July 26, 2008. Should the Company’s carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company’s financial position and results of operations.

PATRONAGE DIVIDENDS

As a stockholder of Wakefern, Village earns a share of Wakefern’s

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

earnings, which is distributed as a “patronage dividend” (see Note 3). This dividend is based on a distribution of Wakefern’s operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. Village accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of Village’s share of this annual dividend based on Village’s estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $6,878 and $6,400 at July 26, 2008 and July 28, 2007, respectively.

PENSION PLANS

     The determination of the Company’s obligation and expense for Company-sponsored pension plans is dependent, in part, on Village’s selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in Note 8 and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from the Company’s assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company’s assumptions may materially effect cash flows, pension obligations and future expense.

     The objective of the discount rate assumption was to reflect the rate at which the Company’s pension obligations could be effectively settled based on the expected timing and amounts of benefits payable to participants under the plans. Our methodology for selecting the discount rate as of July 26, 2008 was to match the plans cash flows to that of a yield curve on high-quality fixed-income investments. Based on this method, we utilized a weighted-average discount rate of 7.01% at July 26, 2008 compared to 6.25% at July 28, 2007. The 76 basis point increase in the discount rate, and a change in the mortality table utilized, decreased the projected benefit obligation at July 26, 2008 by approximately $3,270. Village evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4 to 4.5% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

     Sensitivity to changes in the major assumptions used in the calculation of the Company’s pension plans is as follows:

Projected benefit
	Percentage	obligation	Expense
	point change	decrease(increase)	decrease (increase)
Discount rate	+/- 1.0%	$ 3,826 ($4,727)	$ 293 ($ 341)
Expected return on assets	+/- 1.0%	—	$ 220 ($ 220)

     Village contributed $2,953 and $2,679 in fiscal 2008 and 2007, respectively, to these Company-sponsored pension plans. Village expects to contribute $3,000 in fiscal 2009 to these plans.

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

UNCERTAIN TAX POSITIONS

     The Company is subject to periodic audits by various taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of deductions and the allocation of income to various tax jurisdictions. Effective July 29, 2007, income tax contingencies are accounted for in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN48”), which requires significant management judgment. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

LIQUIDITY and CAPITAL RESOURCES

CASH FLOWS

     Net cash provided by operating activities was $45,339 in fiscal 2008 compared to $35,875 in fiscal 2007. This increase is primarily attributable to a larger increase in payables in the current fiscal year, improved net income and higher depreciation in the current fiscal year. These increases were partially offset by a larger increase in inventory in the current fiscal year due to the addition of the two new stores.

     During fiscal 2008, Village used cash to fund capital expenditures of $24,898, dividends of $21,093, debt payments of $6,138, the acquisition of the Galloway store assets of $3,500, and treasury stock purchases of $1,999. Capital expenditures consisted primarily of the funding of the construction and the equipment of the new, leased Franklin store, which opened on November 7, 2007, and the remodel of the Galloway store, which was acquired on August 11, 2007. Dividends paid include $16,578 of special dividends comprised of $3.00 per Class A common share and $1.95 per Class B common share paid in the third quarter. Debt payments made include the fifth installment of $4,286 on Village’s unsecured Senior Notes. Treasury stock purchases represent restricted shares withheld upon vesting at employees’ request to satisfy tax obligations.

     Net cash provided by operating activities was $35,875 in fiscal 2007 compared to $35,514 in fiscal 2006. An increase in net income in fiscal 2007 was offset by less of an increase in payables in fiscal 2007 than in fiscal 2006.

     During fiscal 2007, Village used cash on hand and cash provided by operating activities of $35,875 to fund capital expenditures of $15,692, debt payments of $6,980 and dividends of $3,711. In addition, during fiscal 2007 Village invested $29,241 in notes receivable from Wakefern. Capital expenditures consisted of several small remodels and the funding of the

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

construction of the Franklin, New Jersey store. Debt payments made include the fourth installment of $4,286 on the Company’s unsecured Senior Notes.

LIQUIDITY and DEBT

     Working capital was $8,871, $22,359 and $44,096 at July 26, 2008, July 28, 2007 and July 29, 2006, respectively. Working capital ratios at the same dates were 1.10, 1.30 and 1.60 to one, respectively. Working capital declined in fiscal 2008 due to the use of cash to fund capital expenditures, dividends, debt payments and the acquisition of the Galloway store assets, which was partially offset by the construction loan repayment. The Company’s working capital needs are reduced since inventory is generally sold before payments to Wakefern and other suppliers are due.

     Village has budgeted approximately $30 million for capital expenditures in fiscal 2009. Planned expenditures include construction costs and equipment for a replacement store in Washington, New Jersey and a new store in Marmora, New Jersey. Construction of the Washington replacement store was delayed as the approvals obtained were contested by a third party. Construction began in September 2008 with an expected opening in spring 2009. We believe certain conditions in the lease for the current store in Washington have been triggered extending the lease term to at least January 31, 2009, which is before the expected completion of the replacement store. The Company is currently negotiating to further extend the lease term to eliminate the possibility of a period of time between the closing of the current Washington store and the opening of the replacement store. The Company’s primary sources of liquidity in fiscal 2009 are expected to be cash and cash equivalents on hand at July 26, 2008 and operating cash flow generated in fiscal 2009.

     Village loaned the developer of the Franklin store a portion of the funds needed to prepare the site and construct the store. This loan reached the maximum amount of $6,776 during the first quarter of fiscal 2008. The loan was repaid in full during the second quarter of fiscal 2008 and is presented as a financing obligation in long-term debt in the consolidated balance sheet. The loan to the developer is presented as capital expenditures in the financial statements in accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction.”

     On September 19, 2006 the Company invested $27,698 in notes receivable from Wakefern. As of July 26, 2008 the balance of this investment, including reinvested interest, was $31,121. These funds were previously invested in demand deposits at Wakefern. The initial fifteen-month term of these notes is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, Village notifies Wakefern requesting payment on the due date. As of July 26, 2008, Village had not provided this notification. Therefore, these notes now mature on September 13, 2009. Approximately half of these notes earn interest at the prime rate less 1.25% and approximately half of the notes earn a fixed rate of 7%.

     The Company has available a $20,000 unsecured revolving credit line, which expires September 16, 2009. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 26, 2008 and July 28, 2007 under this facility.

     The revolving loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 26, 2008, the Company was in compliance with all terms and covenants of the revolving loan agreement.

     In addition, the Company’s Senior Note agreement contains covenants that, among other conditions, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 26, 2008, the Company was in compliance with all terms and covenants of this debt agreement.

     Under the above covenants, Village had approximately $56,000 of net worth available at July 26, 2008 for the payment of dividends.

     During fiscal 2008, Village paid cash dividends of $21,093. Dividends in fiscal 2008 consist of $3.83 per Class A common share and $2.49 per Class B common share. Fiscal 2008 dividends include $16,578 of special dividends paid in the third quarter, comprised of $3.00 per Class A common share and $1.95 per Class B common share.

     During fiscal 2007, Village paid cash dividends of $3,711, an increase of 71% from the prior fiscal year. Dividends in fiscal 2007 consisted of $.69 per Class A common share and $.449 per Class B common share.

     The Company maintains significant amounts of cash and cash equivalents at financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, the Company cannot be assured that we will not experience losses on these deposits. In addition, in the current environment, the Company cannot be assured that Village’s $20 million revolving credit line will be available for borrowing, or that Village will be able to replace the credit line upon its expiration on September 16, 2009. We do not anticipate drawing on the credit line prior to its expiration, except for letters of credit to insure construction performance guarantees to municipalities.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

CONTRACTUAL OBLIGATIONS and COMMITMENTS
The table below presents significant contractual obligations of the Company at July 26, 2008:

		Payments due by fiscal period
	2009	2010	2011		2012		2013		Thereafter		Total
Long-term debt (2)	$4,286	$4,285	$	-------	$	-------	$	-------	$	-------	$8,571
Capital and financing leases (3)	2,969	2,765		2,433		2,433		2,433		50,226	63,259
Operating leases (3)	8,063	7,986		7,204		6,422		6,206		77,381	113,262
Notes payable to
related party	198	207		279		243		243		366	1,536
	$15,516	$15,243		$9,916		$9,098		$8,882		$127,973	$186,628

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).

(2)	Interest expense on long-term debt outstanding at July 26, 2008 is estimated to be as follows in future fiscal years: 2009 - $365; 2010 - $41; and none thereafter. Interest expense on variable rate borrowings related to an interest rate swap agreement is based on estimates of LIBOR plus 3.36% for the length of that agreement. The estimate of interest expense does not include interest expense related to capital leases as the total amount of capital lease payments, including principal and interest, are included in the above table.

(3)	The above amounts for capital, financing and operating leases do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2008: real estate taxes - $3,077; common area maintenance -$1,183; insurance - $213; and contingent rentals - $814.

(4)	Pension plan funding requirements are excluded from the above table as estimated contribution amounts for future years are uncertain. Required future contributions will be determined by, among other factors, actual investment performance of plan assets, interest rates required to be used to calculate pension obligations, and changes in legislation. The Company expects to contribute $3,000 in fiscal 2009 to fund Company-sponsored defined benefit pension plans compared to actual contributions of $2,953 in fiscal 2008. The table also excludes contributions under various multi-employer pension plans, which totaled $4,932 in fiscal 2008.

(5)	The Company adopted FIN 48 on July 29, 2007. The amount of unrecognized tax benefits of $4,184 at July 26, 2008 has been excluded from this table because a reasonable estimate of the timing of future tax settlements cannot be determined.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“FASB 157”). FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations and cash flows. Village will provide the required disclosures upon adoption.

     In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“FASB 159”). FASB 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date. FASB 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations and cash flows.

     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Village will provide the required disclosures upon adoption.

     In June 2008, the FASB issued Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Shared-Based Payment Transactions Are Participating Securities.” The Staff Position concludes that unvested share-based payments awards that contain nonforfeitable rights to dividends are participating securities as defined in EITF 03-6 and therefore should be included in computing earnings per share using the two-class method. The Staff Position is effective for fiscal years beginning after December 15, 2008. The Company currently has share-based awards outstanding that contain nonforfeitable rights to dividends and therefore anticipates this Staff Position to have a negative impact on earnings per share under the two-class method upon adoption. The amount of this impact cannot be determined as it is dependent on the market price of the Company’s Class A shares in future periods.

RECENTLY ADOPTED ACCOUNTING STANDARDS

     Effective July 29, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109”, as amended by FASB Staff Position No. 48-1 (“FIN 48”). FIN 48 prescribes a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 requires a tax benefit from an uncertain tax position be recognized if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information. The

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

effect of adoption was to increase retained earnings by $399 and to decrease the accrual for uncertain tax positions by a corresponding amount as of July 29, 2007.

     As of adoption, the total amount of unrecognized tax benefits for uncertain tax positions was $4,263 (gross), of which $2,771 (net of federal benefit) would decrease the effective tax rate if recognized. The Company recognizes interest and penalties on income taxes in income tax expense. The amount of accrued interest and penalties included in the consolidated balance sheet was $866 at July 29, 2007.

RELATED PARTY TRANSACTIONS

     The Company holds an investment in Wakefern, its principal supplier. Village purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, Village is required to purchase certain amounts of Wakefern common stock. At July 26, 2008, the Company’s indebtedness to Wakefern for the outstanding amount of this stock subscription was $1,536. The maximum per store investment, which is currently $700, increased by $25 in both fiscal 2008 and 2007, resulting in additional cash investments of $500 and $550, respectively. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Additional information is provided in Note 3 to the consolidated financial statements.

     On September 19, 2006 Village invested $27,698 in notes receivable from Wakefern. As of July 26, 2008 the balance of this investment, including reinvested interest, was $31,121. These funds were previously invested in demand deposits at Wakefern. The initial fifteen-month term of these notes is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. As of July 26, 2008, Village had not provided this notification. Therefore, these notes now mature on September 13, 2009. Approximately half of these notes earn interest at the prime rate less 1.25% and approximately half of the notes earn a fixed rate of 7%.

     At July 26, 2008, Village had demand deposits invested at Wakefern in the amount of $31,963. These deposits earn overnight money market rates.

     On August 11, 2007, the Company acquired the fixtures and lease of a new store location in Galloway Township, New Jersey from Wakefern for $3,500.

     The Company subleases the Galloway and Vineland stores from Wakefern at combined current annual rents of $1,173. Both leases contain normal periodic rent increases and options to extend the lease.

     Village leases a supermarket from a realty firm partly owned by officers of Village. The Company paid rent to this related party of $595, $595 and $565 in fiscal years 2008, 2007 and 2006, respectively. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

     The Company has ownership interests in four real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of approximately $727, $722 and $724 in fiscal years 2008, 2007 and 2006, respectively.

IMPACT of INFLATION and CHANGING PRICES

     Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced similar inflation in fiscal 2008 and 2007, and more inflation in fiscal 2007 than in fiscal 2006. The Company recorded a pre-tax LIFO charge of $742, $746 and $256 in fiscal 2008, 2007 and 2006, respectively. The company calculates LIFO charges based on CPI indices published by the Department of Labor, which indicated weighted-average CPI increases of 2.7%, 4.1% and 1.9% in fiscal 2008, 2007 and 2006, respectively.

MARKET RISK

     Village is exposed to market risks arising from adverse changes in interest rates. During fiscal 2008, the Company’s only variable rate borrowings relate to an interest rate swap agreement. On October 18, 2001, Village entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (6.47% at July 26, 2008) on an initial notional amount of $10,000, expiring in September 2009, in exchange for a fixed rate of 8.12% . The swap agreement notional amount decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. At July 26, 2008, the remaining notional amount of the swap agreement was $2,857. A 1% increase in interest rates, applied to the Company’s borrowings at July 26, 2008, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $29. The fair value of the Company’s fixed rate debt approximates carrying value at July 26, 2008.

     At July 26, 2008, the Company had demand deposits of $31,963 at Wakefern earning interest at overnight money market rates, which are exposed to the impact of interest rate changes. At July 26, 2008, the Company had $31,121 of 15-month notes receivable due from Wakefern. Approximately half of these notes earn a fixed rate of 7% and approximately half earn prime less 1.25% ..

FORWARD-LOOKING STATEMENTS

     This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events and results may vary significantly from those contemplated or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in other filings of the Company.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands)

	July 26,	July 28,
	2008	2007

ASSETS
Current Assets
Cash and cash equivalents	$47,889	$53,846
Merchandise inventories	33,073	29,792
Patronage dividend receivable	6,878	6,400
Other current assets	9,863	7,994

Total current assets	97,703	98,032

Notes receivable from Wakefern	31,121	29,241
Property, equipment and fixtures, net	141,752	125,833
Investment in Wakefern	18,291	16,391
Goodwill	10,605	10,605
Other assets	4,573	3,021

	$304,045	$283,123

LIABILITIES and SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$4,286	$4,860
Capital and financing lease obligations	515	515
Notes payable to Wakefern	198	134
Accounts payable to Wakefern	52,345	41,910
Accounts payable and accrued expenses	25,165	24,356
Income taxes payable	6,323	3,898

Total current liabilities	88,832	75,673

Long-term Debt
Notes payable	4,285	8,572
Capital and financing lease obligations	21,875	12,945
Notes payable to Wakefern	1,338	250

Total long-term debt	27,498	21,767

Deferred income taxes	5,219	6,103
Pension liabilities	6,471	7,267
Other liabilities	4,994	4,748

Commitments and Contingencies (Notes 3, 4, 5, 6 and 9)

Shareholders’ Equity
Preferred stock, no par value:
Authorized 10,000 shares, none issued	—	—
Class A common stock, no par value:
Authorized 10,000 shares, issued 3,761 at July 26, 2008
and 3,636 shares at July 28, 2007	25,458	22,649
Class B common stock, no par value:
Authorized 10,000 shares, issued and outstanding
3,188 shares	1,035	1,035
Retained earnings	152,445	150,596
Accumulated other comprehensive loss	(4,071)	(4,526)
Less treasury stock, Class A, at cost (321 shares at July 26, 2008
and 312 shares at July 28, 2007)	(3,836)	(2,189)

Total shareholders’ equity	171,031	167,565

	$304,045	$283,123

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except per share amounts)

		Years ended
	July 26,	July 28,	July 29,
	2008	2007	2006

Sales	$1,127,762	$1,046,435	$1,016,817
Cost of sales	822,564	764,494	747,320

Gross profit	305,198	281,941	269,497

Operating and administrative expense	252,739	235,226	228,474
Depreciation and amortization	13,713	12,398	11,679

Operating income	38,746	34,317	29,344

Interest expense	(2,986)	(2,687)	(3,145)
Interest income	3,030	3,673	2,140

Income before income taxes	38,790	35,303	28,339
Income taxes	16,247	14,800	11,852

Net income	$22,543	$20,503	$16,487

Net income per share:
Class A common stock:
Basic	$4.23	$3.89	$3.14
Diluted	$3.43	$3.14	$2.55

Class B common stock:
Basic	$2.76	$2.53	$2.04
Diluted	$2.75	$2.47	$2.01

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity
and Comprehensive Income
(in thousands)

Years ended July 26, 2008, July 28, 2007 and July 29, 2006

						Accumulated
	Class A		Class B			other	Treasury stock		Total
	common stock		common stock		Retained	comprehensive	Class A		shareholders’
	Shares issued	Amount	Shares issued	Amount	earnings	gain (loss)	Shares	Amount	equity
Balance, July 30, 2005	3,636	$19,834	3,188	$1,035	$119,507	$(4,662)	352	$(2,470)	$133,244
Net income	—	—	—	—	16,487	—	—	—	16,487
Reduction of minimum
pension liability, net of
tax expense of $1,241	—	—	—	—	––	1,861	—	—	1,861
Comprehensive income									18,348
Dividends	—	—	—	—	(2,172)	—	—	—	(2,172)
Exercise of stock options
and related tax benefits	—	22	—	—	(4)	—	(2)	14	32
Share-based
compensation expense	—	1,053	—	—	––	—	—	—	1,053
Balance, July 29, 2006	3,636	20,909	3,188	1,035	133,818	(2,801)	350	(2,456)	150,505
Net income	—	—	—	—	20,503	—	—	—	20,503
Reduction of minimum
pension liability, net of
tax expense of $1,722	—	—	—	—	––	2,562	—	—	2,562
Comprehensive income									23,065
FASB 158 adjustment, net of
a deferred tax benefit of $2,873	—	—	—	—	––	(4,287)	—	—	(4,287)
Dividends	—	—	—	—	(3,711)	—	—	—	(3,711)
Exercise of stock options
and related tax benefits	—	631	—	—	(14)	—	(38)	267	884
Share-based
compensation expense	—	1,109	—	—	––	—	—	—	1,109
Balance, July 28, 2007	3,636	22,649	3,188	1,035	150,596	(4,526)	312	(2,189)	167,565
Net income	—	—	—	—	22,543	—	—	—	22,543
Recognition of pension
actuarial loss, net of tax
expense of $188	—	—	—	—	––	283	—	—	283
Reduction of pension
liability, net of tax
expense of $115	—	—	—	—	––	172	—	—	172
Comprehensive income									22,998
FIN 48 adjustment	—	—	—	—	399	—	—	—	399
Dividends	—	—	—	—	(21,093)	—	—	—	(21,093)
Exercise of stock options	—	236	—	—	—	—	(31)	352	588
Treasury stock purchases	—	—	—	—	—	—	40	(1,999)	(1,999)
Share-based
compensation expense	125	1,725	—	—	––	—	—	—	1,725
Tax benefits from exercise
of stock options and
restricted share vesting	—	848	—	—	—	—	—	—	848
Balance, July 26, 2008	3,761	$25,458	3,188	$1,035	$152,445	$(4,071)	321	$(3,836)	$171,031

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

	July 26, 2008	July 28, 2007	July 29, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$22,543	$20,503	$16,487
Adjustments to reconcile net income to net cash
provided by operating activities:
Gain on sale of assets	—	—	(459)
Depreciation and amortization	13,713	12,398	11,679
Noncash share-based compensation	1,725	1,109	1,053
Deferred taxes	810	(621)	(1,125)
Provision to value inventories at LIFO	742	746	256
Changes in assets and liabilities:
Merchandise inventories	(4,023)	(1,015)	397
Patronage dividend receivable	(478)	(660)	(270)
Accounts payable to Wakefern	10,435	119	2,881
Accounts payable and accrued expenses	(789)	1,599	3,221
Income taxes payable	2,425	900	1,900
Other assets and liabilities	(1,764)	797	(506)

Net cash provided by operating activities	45,339	35,875	35,514

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(24,898)	(15,692)	(14,296)
Investment in note receivable from Wakefern	(1,880)	(29,241)	—
Acquisition of Galloway store assets	(3,500)	—	—
Proceeds from sale of assets	—	—	480

Net cash used in investing activities	(30,278)	(44,933)	(13,816)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of construction loan	6,776	—	—
Proceeds from exercise of stock options	588	266	10
Tax benefit related to share-based compensation	848	618	22
Principal payments of long-term debt	(6,138)	(6,980)	(6,833)
Dividends	(21,093)	(3,711)	(3,028)
Treasury stock purchases	(1,999)	—	—

Net cash used in financing activities	(21,018)	(9,807)	(9,829)

NET (DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS	(5,957)	(18,865)	11,869

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	53,846	72,711	60,842

CASH AND CASH EQUIVALENTS, END OF YEAR	$47,889	$53,846	$72,711

SUPPLEMENTAL DISCLOSURES OF
CASH PAYMENTS MADE FOR:
Interest	$3,142	$2,829	$3,245
Income taxes	$13,457	$14,192	$10,706

NONCASH SUPPLEMENTAL DISCLOSURES:
Financing lease obligation	$2,684	$—	$—
Investment in Wakefern	$1,900	$721	$—

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES
(All amounts are in thousands, except per share and sq. ft. data)

Nature of operations

     Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 25 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation (“Wakefern”), the largest retailer-owned food cooperative in the United States.

Principles of consolidation

     The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year

     The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2008, 2007 and 2006 contain 52 weeks.

Industry segment

     The Company consists of one operating segment, the retail sale of food and nonfood products.

Revenue recognition

     Merchandise sales are recognized at the point of sale to the customer. Sales tax is excluded from revenue. Discounts provided to customers through ShopRite coupons and loyalty programs are recognized as a reduction of sales as the products are sold.

Cash and cash equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Included in cash and cash equivalents at July 26, 2008 and July 28, 2007 are $31,963 and $39,448, respectively, of demand deposits invested at Wakefern at overnight money market rates. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC.

Merchandise inventories

     Approximately 66% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $13,283 and $12,541 higher than reported in fiscal 2008 and 2007, respectively. In fiscal 2008, the Company revised the CPI indices used to calculate LIFO to provide an improved estimate of the impact of changes in price levels. This revision in estimate resulted in an increase to net income of $387 in fiscal 2008. All other inventories are stated at the lower of FIFO cost or market.

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

Leases

     Leases that meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized on a straight-line basis over the shorter of the related lease terms or the estimated useful lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to effect constant rates of interest over the terms of the leases. Leases that do not qualify as capital leases are classified as operating leases. The Company accounts for rent holidays, escalating rent provisions, and construction allowances on a straight-line basis over the term of the lease.

     Beginning in fiscal 2007, Village loaned the developer of the Franklin store a portion of the funds needed to prepare the site and construct the store. This loan reached a maximum amount of $6,776 during the first quarter of fiscal 2008 and was repaid in the second quarter of fiscal 2008. The developer loan is presented as capital expenditures in the financial statements in accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction,” as Village was considered the owner of the building during the construction period. Upon completion of the construction in November 2007, Village did not meet the requirements of FASB Statement No. 98, “Accounting for Leases,” to qualify for sale-leaseback treatment. Therefore, the $6,776 construction loan and $2,684 of land and site costs paid by the landlord were recorded as property and long-term debt.

Advertising

     Advertising costs are expensed as incurred. Advertising expense was $8,284, $7,879 and $7,554 in fiscal 2008, 2007 and 2006, respectively.

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

Use of estimates

     In conformity with U.S. generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of the more significant estimates are patronage dividends, pension accounting assumptions, share-based compensation assumptions, accounting for uncertain tax positions, and the impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

Fair value of financial instruments

     Cash and cash equivalents, patronage dividends receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The Company’s derivative instrument is carried at fair value. The carrying value of the Company’s notes receivable from Wakefern and short and long-term notes payable approximates their fair value based on the current rates available to the Company for similar instruments. As the Company’s investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company’s cost, it is not practicable to estimate the fair value of such investments.

Derivative instruments and hedging activities

     The Company accounts for its limited activities involving derivative and hedging transactions in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivative instruments either as an asset or a liability in the balance sheet and to measure such instruments at fair value. These fair value adjustments are included either in the determination of net income or as a component of accumulated other comprehensive income depending on the nature of the transaction.

     Village has one derivative instrument, an interest rate swap agreement, which it entered into in October 2001, to manage its exposure to interest rate fluctuations (see Note 4). At July 26, 2008, the notional amount is $2,857. The Company has structured this swap agreement to be an effective, fair value hedge of the underlying fixed rate obligation. The changes in the fair value of the interest rate swap agreement and the underlying fixed rate obligation are recorded as equal and offsetting unrealized gains and losses in interest expense in the consolidated statement of operations. As a result, there is no impact to earnings resulting from hedge ineffectiveness. Village is exposed to credit risk in the event of the inability of the counter party to perform under its outstanding derivative contract.

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

Goodwill

     Goodwill is tested at the end of each fiscal year, or as circumstances dictate, for impairment pursuant to the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets.” An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Village operates as a single reporting unit for purposes of evaluating goodwill for impairment and primarily considers earnings multiples and other valuation techniques to measure fair value as its stock is not widely traded.

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

     The Company has two classes of common stock. Class A common stock is entitled to cash dividends as declared 54% greater than those paid on Class B common stock. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock at any time.

     The Company utilizes the two-class method of computing and presenting net income per share in accordance with FASB Statement No. 128, “Earnings Per Share,” and EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. The two-class method is an earnings allocation formula that calculates basic and diluted net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Under the two-class method, Class A common stock is assumed to receive a 54% greater participation in undistributed earnings than Class B common stock, in accordance with the classes respective dividend rights.

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

The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented.

	2008		2007		2006
	Class A	Class B	Class A	Class B	Class A	Class B

Numerator:
Net income allocated, basic	$13,738	$8,805	$12,442	$8,061	$9,985	$6,502
Conversion of Class B to Class A shares	8,805	—	8,061	—	6,502	—
Effect of share-based compensation
on allocated net income	—	(23)	—	(179)	—	(107)
Net income allocated, diluted	$22,543	$8,782	$20,503	$7,882	$16,487	$6,395

Denominator:
Weighted average shares
outstanding, basic	3,248	3,188	3,196	3,188	3,181	3,188
Conversion of Class B to Class A shares	3,188	—	3,188	—	3,188	—
Dilutive effect of share-based compensation	141	—	146	—	101	—
Weighted average shares
outstanding, diluted	6,577	3,188	6,530	3,188	6,470	3,188

Net income per share is as follows:
	2008		2007		2006
	Class A	Class B	Class A	Class B	Class A	Class B

Basic	$4.23	$2.76	$3.89	$2.53	$3.14	$2.04
Diluted	$3.43	$2.75	$3.14	$2.47	$2.55	$2.01

     Class A shares of 229, 14 and 4 issuable under the Company’s share-based compensation plans were excluded from the calculation of diluted net income per share at July 26, 2008, July 28, 2007 and July 29, 2006, respectively, as a result of their anti-dilutive effect.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

     The Company adopted FASB Statement No. 123(R), “Share-Based Payment,” on May 1, 2005 utilizing the modified prospective application. FASB123(R) requires all share-based payments to employees to be recognized in the financial statements as compensation costs based on the fair market value on the date of the grant.

Benefit plans

     Effective July 28, 2007, Village adopted the recognition and disclosure provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans", which requires the recognition of the funded status of the Company’s retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized are now required to be recorded as a component of Accumulated Other Comprehensive Income.

Recently adopted accounting standards

     Effective July 29, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109”, as amended by FASB Staff Position No. 48-1 (“FIN 48”). FIN 48 prescribes a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 requires a tax benefit from an uncertain tax position be recognized if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information. The effect of adoption was to increase retained earnings by $399 and to decrease the accrual for uncertain tax positions by a corresponding amount as of July 29, 2007.

     As of adoption, the total amount of unrecognized tax benefits for uncertain tax positions was $4,263 (gross), of which $2,771 (net of federal benefit) would decrease the effective tax rate if recognized. The Company recognizes interest and penalties on income taxes in income tax expense. The amount of accrued interest and penalties included in the consolidated condensed balance sheet was $866 at July 29, 2007.

Recently issued accounting standards

     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“FASB 157”). FASB 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. FASB 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations and cash flows.Village will provide the required disclosures upon adoption.

     In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“FASB 159”). FASB 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized into net earnings at each subsequent reporting date. FASB 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations and cash flows.

     In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Village will provide the required disclosures upon adoption.

     In June 2008, the FASB issued Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Shared-Based Payment Transactions Are Participating Securities.” The Staff Position concludes that unvested share-based payments awards that contain nonforfeitable rights to dividends are participating securities as defined in EITF 03-6 and therefore should be included in computing earnings per share using the two-class method. The Staff Position is effective for fiscal years beginning after December 15, 2008. The Company currently has share-based awards outstanding that contain nonforfeitable rights to dividends and therefore anticipates this Staff Position to have a negative impact on earnings per share under the two-class method upon adoption. The amount of this impact cannot be determined as it is dependent on the market price of the Company’s Class A shares in future periods.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 2 — PROPERTY, EQUIPMENT and FIXTURES

     Property, equipment and fixtures are comprised as follows:

	July 26,	July 28,
	2008	2007

Land and buildings	$63,864	$54,241
Store fixtures and equipment	127,655	110,740
Leasehold improvements	59,096	53,248
Leased property under capital leases	16,613	16,613
Construction in progress	4,050	7,173
Vehicles	1,324	1,183

	272,602	243,198
Accumulated depreciation	(124,817)	(111,895)
Accumulated amortization of property under capital leases	(6,033)	(5,470)

Property, equipment and fixtures, net	$141,752	$125,833

     Amortization of leased property under capital and financing leases is included in depreciation and amortization expense.

NOTE 3 — RELATED PARTY INFORMATION – WAKEFERN

     The Company’s ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 15.0% of the outstanding shares of Wakefern at July 26, 2008. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of Village.

     The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. If this purchase obligation is not met, Village is required to pay Wakefern’s profit contribution shortfall attributable to this failure. Similar payments are due if Wakefern loses volume by reason of the sale of Company stores or a merger with another entity. Village fulfilled the above obligation in fiscal 2008, 2007 and 2006. The Company also has an investment of approximately 8.2% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides Village with liability and property insurance coverage.

     Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store’s purchases from Wakefern. At July 26, 2008, the Company’s indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $1,536. Installment payments are due as follows: 2009 - $198; 2010 - $207; 2011 -$279; 2012 - $243; 2013 - $243; and thereafter $366. The maximum per store investment, which is currently $700, increased by $25 in both fiscal 2008 and 2007, resulting in additional cash investments of $500 and $550, respectively. Village receives additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

     Village purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates amounted to $15,983, $13,957 and $12,808 in fiscal 2008, 2007 and 2006, respectively.

     Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Village incurred charges of $22,168, $20,646 and $19,856 from Wakefern in fiscal 2008, 2007 and 2006, respectively, for these services, which are reflected in operating and administrative expense in the consolidated statements of operations. Additionally, the Company has certain related party leases (see Note 6) with Wakefern.

     On September 19, 2006, the Company invested $27,698 in notes receivable from Wakefern. As of July 26, 2008 the balance of this investment, including reinvested interest, was $31,121. These funds were previously invested in demand deposits at Wakefern. The initial fifteen-month term of these notes is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, Village notifies Wakefern requesting payment on the due date. As of July 26, 2008, Village had not provided this notification. Therefore, these notes now mature on September 13, 2009. Approximately half of these notes earn interest at the prime rate less 1.25% and approximately half of the notes earn a fixed rate of 7%.

     At July 26, 2008, the Company had demand deposits invested at Wakefern in the amount of $31,963. These deposits earn overnight money market rates.

     Interest income earned on investments with Wakefern was $3,030, $3,673 and $2,140 in fiscal 2008, 2007 and 2006, respectively.

     On August 11, 2007, the Company acquired the fixtures and lease of a new store location in Galloway Township, New Jersey from Wakefern for $3,500.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 — DEBT

	July 26,	July 28,
	2008	2007
Senior notes payable (a)	$8,571	$12,857
Notes payable, interest at 4.39% to 6.68%, payable in monthly installments,
collateralized by certain equipment	—	575
	8,571	13,432
Less current portion	4,286	4,860
	$4,285	$8,572

Aggregate principal maturities of notes payable as of July 26, 2008 are as follows:

Year ending July:
2009	$4,286
2010	4,285
Thereafter	—

     (a) On September 16, 1999, the Company issued $30,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semiannually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

     The Senior Note agreement contains covenants that, among other conditions, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 26, 2008, the Company was in compliance with all covenants of this debt agreement.

     On October 18, 2001, Village entered into an interest rate swap agreement with a highly rated major financial institution pursuant to which Village pays a variable rate of six-month LIBOR plus 3.36% (6.47% at July 26, 2008) on a notional amount of $10,000 expiring in September 2009 in exchange for a fixed rate of 8.12% . The swap agreement notional amount ($2,857 at July 26, 2008) decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. This interest rate swap agreement reduced interest expense by $35 in fiscal 2008, and increased interest expense by $30 and $10 in fiscal 2007 and 2006, respectively. The Company has structured this interest rate swap agreement to be an effective, fair value hedge.

     (b) Village has available a $20,000 unsecured revolving credit line, which expires September 16, 2009. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on Village’s fixed charge coverage ratio. There were no amounts outstanding at July 26, 2008 and July 28, 2007 under this facility.

     The revolving loan agreement provides for up to $3,000 of letters of credit ($2,107 outstanding at July 26, 2008), which secure obligations for self-insured workers’ compensation claims from 1995 to 1998 and construction performance guarantees to municipalities.

     This loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 26, 2008, the Company was in compliance with all covenants of the revolving loan agreement. Under the above covenants, Village had approximately $56,000 of net worth available at July 26, 2008 for the payment of dividends.

NOTE 5 — INCOME TAXES

     The components of the provision for income taxes are:

	2008	2007	2006
Federal:
Current	$11,749	$12,063	$10,303
Deferred	600	(728)	(1,175)

State:
Current	3,688	3,358	2,674
Deferred	210	107	50

	$16,247	$14,800	$11,852

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	July 26,	July 28,
	2008	2007
Deferred tax liabilities:
Tax over book depreciation	$11,574	$10,824
Patronage dividend receivable	2,788	2,403
Investment in partnerships	944	944
Other	170	170

Total deferred tax liabilities	15,476	14,341

Deferred tax assets:
Leasing activities	2,798	947
Compensation related costs	2,022	1,948
Pension costs	2,685	3,017
Accrual for special charges	630	630
Other	369	367

Total deferred tax assets	8,504	6,909

Net deferred tax liability	$6,972	$7,432

     Net current deferred taxes of $1,753 and $1,329 are included in accounts payable and accrued expenses at July 26, 2008 and July 28, 2007, respectively.

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management’s opinion, in view of the Company’s previous, current and projected taxable income and reversal of deferred tax liabilities, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 26, 2008 and July 28, 2007.

     The effective income tax rate differs from the statutory federal income tax rate as follows:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.5	6.4	6.2
Other	.4	.5	.6
Effective income tax rate	41.9%	41.9%	41.8%

  Effective July 29, 2007, the Company adopted FIN 48. The effect of adoption was to increase retained earnings by $399 and to decrease the accrual for uncertain tax positions by a corresponding amount as of July 29, 2007.

     A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Balance at July 29, 2007	$4,263
Additions based on tax positions related to the current year	1,611
Additions for tax positions of prior years	563

Balance at July 26, 2008	$6,437

     Unrecognized tax benefits at July 26, 2008 include tax positions of $4,184 (net of federal benefit) that would reduce the Company’s effective income tax rate, if recognized in future periods.

     The Company recognizes interest and penalties on income taxes in income tax expense. During fiscal 2008, the Company recognized $592 related to interest and penalties on income taxes. The amount of accrued interest and penalties included in the consolidated balance sheet was $1,458 at July 26, 2008.

     The state of New Jersey has audited the Company’s tax returns for fiscal 2002 through fiscal 2005. The state has assessed a tax deficiency on one issue related to the deductibility of certain payments between subsidiaries, which the Company is contesting. We anticipate this matter may be resolved within the next twelve months through the state’s appeal process. The ultimate resolution of this matter could significantly increase or decrease the total amount of the Company’s unrecognized tax benefits. An examination of the Company’s fiscal 2004 federal tax return was completed in fiscal 2006.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 6 — LEASES

Description of leasing arrangements

     The Company leased twenty stores at July 26, 2008, including five that are capitalized for financial reporting purposes. The majority of initial lease terms range from 20 to 30 years.

     Most of the Company’s leases contain renewal options at increased rents of five years each. These options enable Village to retain the use of facilities in desirable operating areas. Management expects that in the normal course of business, most leases will be renewed or replaced by other leases. The Company is obligated under all leases to pay for real estate taxes, utilities and liability insurance, and under certain leases to pay additional amounts based on maintenance and a percentage of sales in excess of stipulated amounts.

  We believe certain conditions in the lease for the current store in Washington have been triggered extending the lease term to at least January 31, 2009, which is before the expected completion of a replacement store. The Company is currently negotiating to further extend the lease term to eliminate the possibility of a period of time between the closing of the current Washington store and the opening of the replacement store.

     Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 26, 2008:

		Capital and	Operating
		financing leases	leases
	2009	$2,969	$8,063
	2010	2,765	7,986
	2011	2,433	7,204
	2012	2,433	6,422
	2013	2,433	6,206
	Thereafter	50,226	77,381
Minimum lease payments		63,259	$113,262
Less amount representing interest		40,869
Present value of minimum lease payments		22,390
Less current portion		515
		$21,875

     The following schedule shows the composition of total rental expense for the following years:

	2008	2007	2006
Minimum rentals	$7,768	$7,770	$6,358
Contingent rentals	814	818	1,117
	$8,582	$8,588	$7,475

     Beginning in fiscal 2007, Village loaned the developer of the Franklin store a portion of the funds needed to prepare the site and construct the store. This loan reached a maximum amount of $6,776 during the first quarter of fiscal 2008 and was repaid in the second quarter of fiscal 2008. The developer loan is presented as capital expenditures in the financial statements in accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction,” as Village was considered the owner of the building during the construction period. Upon completion of the construction in November 2007, Village did not meet the requirements of FASB Statement No. 98, “Accounting for Leases” to qualify for sale-leaseback treatment. Therefore, the $6,776 construction loan and $2,684 of land and site costs paid by the landlord were recorded as property and long-term debt.

Related party leases

     The Company leases a supermarket from a realty firm 30% owned by officers of Village. The Company paid rent to related parties under this lease of $595, $595 and $565 in fiscal 2008, 2007 and 2006, respectively. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

     The Company has ownership interests in four real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of $727, $722 and $724 in fiscal 2008, 2007 and 2006, respectively.

     One of these partnerships is a variable interest entity, which is not consolidated as Village is not the primary beneficiary. This partnership owns one property, a stand-alone supermarket leased to the Company since 1974. Village is a general partner entitled to 33% of the partnerships profits and losses.

     The Company leases the Galloway and Vineland stores from Wakefern under sublease agreements which provide for combined annual rent of $1,173. Both leases contain normal periodic rent increases and options to extend the lease.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 7 — SHAREHOLDERS’ EQUITY

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

     Village has two share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $1,725, $1,109, and $1,053 in fiscal 2008, 2007 and 2006, respectively. Total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $538, $317 and $307 in fiscal 2008, 2007 and 2006.

     The 1997 Incentive and Non-Statutory Stock Option Plan (the “1997 Plan”) provided for the granting of options to purchase up to 500 shares of the Company’s Class A common stock by officers, employees and directors of the Company as designated by the Board of Directors. The Plan requires incentive stock options to be granted at exercise prices equal to the fair value of Village’s stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non qualified options may be granted at an exercise price less than fair value. All options granted under this plan were at fair value, vest over a one-year service period and are exercisable up to ten years from the date of grant. There are no shares remaining for future grants under the 1997 Plan.

     On December 10, 2004, the shareholders of the Company approved the Village Super Market, Inc. 2004 Stock Plan (the “2004 Plan”) under which awards of incentive and nonqualified stock options and restricted stock may be made. There are 600 shares of Class A common stock authorized for issuance to employees and directors under the 2004 Plan. Terms and conditions of awards are determined by the Board of Directors. Option awards are primarily granted at the fair value of the Company’s stock at the date of grant, cliff vest three years from the grant date and are exercisable up to ten years from the date of grant. Restricted stock awards primarily cliff vest three years from the grant date.

     The following table summarizes option activity under both plans for the following years:

	2008		2007		2006
	Shares	Weighted-average	Shares	Weighted-average	Shares	Weighted-average
		exercise price		exercise price		exercise price
Outstanding at beginning of year	186	$22.10	220	$18.01	236	$16.83
Granted	90	50.66	14	44.43	14	24.74
Exercised	(31)	18.94	(38)	6.97	(2)	5.00
Forfeited	(2)	21.00	(10)	21.00	(28)	12.34

Outstanding at end of year	243	$33.09	186	$22.10	220	$18.01

Options exercisable at end of year	125	$20.10	20	$12.20	58	$8.77

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

     As of July 26, 2008, the weighted-average remaining contractual term of options outstanding and options exercisable was 7.9 years and 6.5 years, respectively. As of July 26, 2008, the aggregate intrinsic value of options outstanding and options exercisable was $3,606 and $3,267, respectively. The weighted-average grant date fair value of options granted was $11.00, $12.88 and $12.40 per share in fiscal 2008, 2007 and 2006, respectively. The total intrinsic value of options exercised was $883, $1,514, and $54 in fiscal 2008, 2007 and 2006, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company’s stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for securities with a maturity period similar to the expected life of the option.

	2008	2007	2006
Expected life (years)	5.0	5.0	5.0
Expected volatility	28.0%	29.0%	33.0%
Expected dividend yield	2.4%	1.7%	1.3%
Risk-free interest rate	2.4%	4.9%	4.7%

     The following table summarizes restricted stock activity under the 2004 Plan for fiscal 2008, 2007 and 2006:

	2008		2007		2006
		Weighted-average		Weighted-average		Weighted-average
	Shares	grant date fair value	Shares	grant date fair value	Shares	grant date fair value
Nonvested at beginning of year	104	$21.00	104	$21.00	104	$21.00
Granted	125	50.78	—	—	—	—
Vested	(103)	21.00	—	—	—	—
Forfeited	—	—	—	—	—	—
Nonvested at end of year	126	$50.78	104	$21.00	104	$21.00

     As of July 26, 2008, there was $6,481 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of restricted shares vested during fiscal 2008 was $5,165 (none in fiscal 2007 and 2006).

     Cash received from option exercises under all share-based compensation arrangements was $588, $266 and $10 in fiscal 2008, 2007 and 2006, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements was $283, $618 and $22 in fiscal 2008, 2007 and 2006, respectively.

     The Company declared cash dividends on common stock as follows:

	2008	2007	2006
Per share:
Class A common stock	$3.83	$.690	$.405
Class B common stock	2.49	.449	.264

Aggregate:
Class A common stock	$13,155	$2,279	$1,330
Class B common stock	7,938	1,432	842

	$21,093	$3,711	$2,172

     Dividends paid in fiscal 2008 include special dividends totaling $16,578 paid in the third quarter, comprised of $3.00 per Class A common share and $1.95 per Class B common share

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 8 — PENSION PLANS

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

     Effective July 28, 2007, the Company adopted the recognition and disclosure provisions of FASB 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans”, which requires the recognition of the funded status of the Company’s retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized are required to be recorded as a component of Accumulated other comprehensive income. As a result of adoption, the Company recorded an increase in pension liabilities and accumulated other comprehensive loss of $4,287 at July 28, 2007.

     Net periodic pension cost for the four plans include the following components:

	2008	2007	2006

Service cost	$2,259	$2,028	$2,113
Interest cost on projected benefit obligation	1,835	1,614	1,448
Expected return on plan assets	(1,650)	(1,258)	(1,066)
Amortization of gains and losses	454	663	1,076
Amortization of prior service costs	17	17	17

Net periodic pension cost	$2,915	$3,064	$3,588

     The changes in benefit obligations and the reconciliation of the funded status of the Company’s plans to the consolidated balance sheets were as follows:

	2008	2007

Changes in Benefit Obligation:
Benefit obligation at beginning of year	$29,251	$26,210
Service cost	2,259	2,028
Interest cost	1,835	1,614
Benefits paid	(760)	(730)
Actuarial loss (gain)	(2,681)	129
Benefit obligation at end of year	$29,904	$29,251

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$21,984	$17,249
Actual return on plan assets	(744)	2,786
Employer contributions	2,953	2,679
Benefits paid	(760)	(730)
Fair value of plan assets at end of year	$23,433	$21,984

Funded status at end of year	$(6,471)	$(7,267)

Amounts recognized in the consolidated balance sheets:
Pension liabilities	$(6,471)	$(7,267)
Accumulated other comprehensive loss, net of income taxes	(4,071)	(4,526)

Amounts included in Accumulated other comprehensive loss (pre-tax):
Net actuarial loss	$6,723	$7,464
Prior service cost	41	58

	$6,764	$7,522

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

     The Company expects approximately $532 of the net actuarial loss and $9 of the prior service cost to be recognized as a component of net periodic benefit costs in fiscal 2009.

     The accumulated benefit obligations of the four plans were $24,789, and $23,688 at July 26, 2008 and July 28, 2007, respectively.

     Assumptions used to determine benefit obligations and net periodic pension cost for the Company’s defined benefit plans were as follows:

	2008	2007	2006
Assumed discount rate – net periodic pension cost	6.25%	6.25%	5.5%
Assumed discount rate – benefit obligation	7.01%	6.25%	6.25%
Assumed rate of increase in compensation levels	4-4.5%	4-4.5%	4-4.5%
Expected rate of return on plan assets	7.5%	7.5%	7.5%

     The expected rate of return on plan assets represents the weighted average of expected returns for each asset category. The expected returns for each asset category are developed using historical data on returns. The defined benefit pension plans weighted average asset allocations by asset category were as follows:

	Target	Actual allocations
	allocation	2008	2007

Equities	50 - 70%	63	57%
Fixed income securities	25 - 35%	34	31
Cash equivalents and other assets	0 - 10%	3	12
Total		100%	100%

     Investments in the pension trusts are overseen by the trustees of the plans, who are officers of Village. Overall investment strategy and policy has been developed based on the need to satisfy the long-term liabilities of the Company’s pension plans. Risk management is accomplished through diversification across asset classes, multiple investment portfolios and investment guidelines. Equity investments consist of publicly traded securities and investments in broad market index funds. In addition, one plan held Class A common stock of Village in the amount of $957 and $978 at July 26, 2008 and July 28, 2007, respectively. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgage-backed obligations and short-term bond mutual funds. The plans do not allow for investments in derivative instruments.

     Based on actuarial assumptions, the Company estimates future defined benefit payments from plan assets as follows:

Fiscal Year

2009	$2,860
2010	3,963
2011	1,101
2012	1,024
2013	1,835
2014 - 2018	9,242

     The Company expects to contribute $3,000 in cash to all defined benefit pension plans in fiscal 2009.

     The Company also participates in several multi-employer pension plans for which the fiscal 2008, 2007, and 2006 contributions were $4,932, $4,802 and $4,695, respectively. Based on the most recent information available, the Company believes a number of these multi-employer plans are underfunded. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan’s underfunding that is allocable to the withdrawing employer under actuarial and allocation rules. The failure of a withdrawing employer to fund these obligations can impact remaining employers. The amount of any increase or decrease in Village’s required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations and the actual return on assets held in the plans, among other factors.

     The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $276, $257 and $247 in fiscal 2008, 2007, and 2006, respectively.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control -Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was effective as of July 26, 2008.

     The Company’s independent registered public accounting firm has audited the accompanying consolidated financial statements and the Company’s internal control over financial reporting. The report of the independent registered public accounting firm is included below.

James Sumas	Kevin R. Begley
Chairman of the Board and	Chief Financial Officer
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Village Super Market, Inc.:

     We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 26, 2008 and July 28, 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 26, 2008. We also have audited Village Super Market, Inc.’s internal control over financial reporting as of July 26, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Village Super Market, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 26, 2008 and July 28, 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended July 26, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Village Super Market, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 26, 2008, based on criteria established in Internal Control - Integrated Framework issued by COSO.

     As discussed on Notes 1, 5 and 8 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," effective July 29, 2007, and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132R," effective July 28, 2007.

Short Hills, New Jersey
October 8, 2008

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Stock Price and Dividend Information

     The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Global Select Market under the symbol “VLGEA.” The table below sets forth the high and low last reported sales price for the fiscal quarter indicated.

	High	Low
2008
4th Quarter	$47.79	$37.59
3rd Quarter	52.39	44.20
2nd Quarter	56.10	45.38
1st Quarter	53.99	43.02

2007
4th Quarter	$49.39	$42.53
3rd Quarter	51.25	38.93
2nd Quarter	43.64	33.25
1st Quarter	34.75	29.10

     As of October 3, 2008, there were 280 holders of record and 700 individual stockholders holding Class A common stock under nominee security position listings.

     During fiscal 2008, the Company declared cash dividends of $3.83 per Class A common share and $2.49 per Class B common share. In addition to quarterly dividends, these dividends include special dividends paid in the third quarter of $3.00 per Class A common share and $1.95 per Class B common share.

     During fiscal 2007, the Company declared cash dividends of $.69 per Class A common share and $.449 per Class B common share.

     On March 21, 2007, the Company declared a two-for-one stock split. All per share amounts have been adjusted for all periods to reflect the split.