Form 10-K, Exhibit 13
period 2009-07-25
VILLAGE SUPER MARKET INC
filed 2009-10-07
CIK 103595

Village Super Market lost its co-founder, Perry Sumas, this year. “The Big Wheel” as he was known to the members of the Village family, served as President since 1973.

Perry emigrated to the United States in 1928 from Vithos, Greece. In 1937, with his brother Nick, he opened a small produce market that later became the first Village Super Market in South Orange, New Jersey. A decade later they joined several other small food stores to form the ShopRite cooperative, Wakefern Food Corporation.

James Sumas, Chairman of the Board: “Village will grieve the loss of Perry as both a strategic and emotional leader. Perry Sumas embodied the essence of Village Super Market since our inception. His energy, business sense and fearless personality have driven a local grocery store into a $1.2 billion supermarket company. His leadership and guidance will be greatly missed by all of us at Village.”

William Sumas: “Perry was a dynamic personality who was unrelenting and spirited, with a charm that was unparalleled. His paradoxical style and vision took Village from a small grocer mentality to a company that is ranked among the top 50 supermarket companies in the country. Perry’s grit and grace will take us to the next horizon.”

This page intentionally left blank

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Contents

Letter to Shareholders	4
Selected Financial Data	5
Unaudited Quarterly Financial Data	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Consolidated Balance Sheets	13
Consolidated Statements of Operations	14
Consolidated Statements of Shareholders’ Equity and Comprehensive Income	15
Consolidated Statements of Cash Flows	16
Notes to Consolidated Financial Statements	17
Management’s Report on Internal Control over Financial Reporting	30
Report of Independent Registered Public Accounting Firm	30
Stock Price and Dividend Information	31
Corporate Directory	Inside back cover

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Dear Fellow Shareholders

O
nce again I am pleased to inform you that our Company achieved record results this year, despite the economic turmoil caused by the recession. Net income increased 21% to $27.3 million in fiscal 2009. Sales increased 7.1% to $1.2 billion. Same store sales increased a robust 4.8%, marking 49 consecutive quarters of organic growth.

During fiscal 2009, the weaker economy and increased unemployment changed consumer behavior. Customers are increasingly cooking meals at home, trading down to lower priced items, including private label, and concentrating their buying on sale items. Among the ways ShopRite® responded were a gas card promotion, a $9.99 price for a 90 day supply of over 300 generic drugs, expansion of our locked-in savings program, and a 10/20/30% off loyalty promotion for various purchase levels.

The Board increased the dividend every quarter in fiscal 2009, and again in September 2009. The annualized dividend is now $.92 per Class A share and $.60 per Class B share, both 39% higher than a year ago. In addition to returning $8.5 million to shareholders as dividends, we continue to invest profits towards our future success. Village spent $26.6 million on capital expenditures in fiscal 2009. We opened our 26th store in Marmora, NJ on May 31, 2009 and began constructing a replacement store in Washington, NJ. Although construction in Washington stopped when the developer’s approval was invalidated, we expect construction to resume shortly and the store to open in early 2010.

In December 2008, we increased our bank line of credit to $25 million and extended it for three years. We were able to accomplish this, despite the difficult credit markets, due to our strong operating performance and financial strength. This financial strength in these challenging markets provides Village the necessary liquidity and flexibility for strategic initiatives and to seize any expansion opportunities that arise.

As part of our continuing sustainability effort, this fall Village will install 1,000 solar panels on the roof of the Garwood store. This system is expected to reduce carbon dioxide emissions by more than 200 tons each year in addition to reducing our electric costs. We recently replaced the light fixtures in 7 stores with high efficiency bulbs to reduce energy usage and carbon emissions, and improve light quality in the stores.

While the current economic and competitive environment is challenging, Village has faced challenges throughout its 72 year history. This year, we lost our co-founder, Perry Sumas. Along with his brother Nick, Perry established Village’s priorities decades ago: offer high quality products at consistently low prices, provide superior customer service, create unique marketing initiatives and continually improve our stores. By focusing on these simple details, Village will address current and future challenges, and build on the foundation Nick and Perry built.

As always, we thank you for your support.

James Sumas,
Chairman of the Board October, 2009

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Selected Financial Data
(Dollars in thousands except per share and square feet data)

	July 25,	July 26,	July 28,	July 29,	July 30,
	2009	2008	2007	2006	2005
For year
Sales	$1,208,097	$1,127,762	$1,046,435	$1,016,817	$983,679
Net income	27,255	22,543	20,503	16,487	15,542
Net income as a % of sales	2.26%	2.00%	1.96%	1.62%	1.58%
Net income per share:
Class A common stock:
Basic	$2.52	$2.11	$1.95	$1.57	$1.49
Diluted	2.06	1.71	1.57	1.27	1.21
Class B common stock:
Basic	1.64	1.38	1.26	1.02	.96
Diluted	1.61	1.38	1.24	1.00	.95
Cash dividends declared per share:
Class A	.765	1.91	.345	.202	.142
Class B	.498	1.24	.224	.132	.092

At year-end
Total assets	$338,810	$305,380	$283,123	$269,475	$253,407
Long-term debt	32,581	27,498	21,767	27,110	33,550
Working capital	30,856	8,871	22,359	44,096	37,228
Shareholders’ equity	187,398	171,031	167,565	150,505	133,244
Book value per share	14.03	12.90	12.87	11.63	10.30

Other data
Same store sales increase	4.8%	2.5%	2.9%	3.3%	4.2%
Total square feet	1,462,000	1,394,000	1,272,000	1,272,000	1,272,000
Average total sq. ft. per store	56,000	56,000	55,000	55,000	55,000
Selling square feet	1,155,000	1,103,000	1,009,000	1,009,000	1,009,000
Sales per average square foot of selling space	$1,070	$1,068	$1,037	$1,008	$984
Number of stores	26	25	23	23	23
Sales per average number of stores	$47,376	$46,990	$45,497	$44,209	$42,769
Capital expenditures	$26,625	$24,898	$15,692	$14,296	$17,933

Unaudited Quarterly Financial Data
(Dollars in thousands except per share amounts)

	First	Second	Third	Fourth	Fiscal
	Quarter	Quarter	Quarter	Quarter	Year
2009
Sales	$290,984	$312,714	$293,474	$310,925	$1,208,097
Gross profit	79,471	85,061	80,070	85,943	330,545
Net income	6,367	7,956	6,252	6,680	27,255
Net income per share:
Class A common stock:
Basic	.59	.74	.58	.62	2.52
Diluted	.48	.60	.47	.50	2.06
Class B common stock:
Basic	.38	.48	.38	.40	1.64
Diluted	.38	.47	.37	.39	1.61

2008
Sales	$263,559	$292,829	$273,406	$297,968	$1,127,762
Gross profit	70,215	79,413	75,541	80,029	305,198
Net income	4,298	6,439	4,915	6,891	22,543
Net income per share:
Class A common stock:
Basic	.40	.61	.46	.64	2.11
Diluted	.33	.49	.37	.52	1.71
Class B common stock:
Basic	.27	.39	.30	.42	1.38
Diluted	.26	.38	.30	.41	1.38
All per-share amounts have been adjusted to reflect a two-for-one stock split in fiscal 2009.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations
(Dollars in thousands except per share and per square foot data)

OVERVIEW

          Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 26 ShopRite supermarkets in New Jersey and northeastern Pennsylvania. Village opened its newest store in Marmora, NJ on May 31, 2009. Village is the second largest member of Wakefern Food Corporation (“Wakefern”), the nation’s largest retailer-owned food cooperative and owner of the ShopRite name. This ownership interest in Wakefern provides Village many of the economies of scale in purchasing, distribution, advanced retail technology and advertising associated with larger chains.

          The Company’s stores, five of which are owned, average 56,000 total square feet. Larger store sizes enable Village to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. During fiscal 2009, sales per store were $47,376 and sales per square foot of selling space were $1,070. Management believes these figures are among the highest in the supermarket industry.

          The supermarket industry is highly competitive. The Company competes directly with multiple retail formats, including national, regional and local supermarket chains as well as warehouse clubs, supercenters, drug stores, discount general merchandise stores, fast food chains, dollar stores and convenience stores. Village competes by using low pricing, superior customer service, and a broad range of consistently available quality products, including ShopRite private labeled products. The ShopRite Price Plus card and the co-branded ShopRite credit card also strengthen customer loyalty.

          We consider a variety of indicators to evaluate our performance, such as same store sales, percentage of total sales by department (mix); shrink; departmental gross profit percentage; sales per labor hour; and hourly labor rates.

          During fiscal 2009, the supermarket industry was impacted by changing consumer behavior due to the weaker economy and increased unemployment. Consumers are increasingly cooking meals at home, trading down to lower priced items, including private label, and concentrating their buying on sale items. These trends amplified during the fourth quarter of fiscal 2009. As a result, same store sales increased much less in the fourth quarter than during the first nine months of fiscal 2009 as the average transaction size declined. Management believes that generally Village has benefited from these trends compared to its competitors due to ShopRite’s position as a price leader in New Jersey. As a result, our customer counts and same store sales increased substantially during fiscal 2009. Overall food price inflation continued in fiscal 2009, although there was deflation in certain commodities during the second half of the fiscal year.

          The Company’s leasehold interest in the current Washington store had been the subject of litigation related to the lease-end date, rent amounts and other matters. On July 30, 2009, the Company settled all litigation with the landlord and purchased the land and building for $3,100. During the fourth quarter of fiscal 2009, the Company recorded a pre-tax charge of $1,200 related to this litigation. This charge was based on the consideration paid in excess of the fair value of the property. In addition to settling the litigation, the purchase of the current Washington store property eliminated any potential time period between the closing of the current Washington store and the opening of the planned replacement store.

          The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2009, 2008 and 2007 contain 52 weeks.

RESULTS OF OPERATIONS
The following table sets forth the components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	July 25,	July 26,	July 28,
	2009	2008	2007

Sales	100.00%	100.00%	100.00%
Cost of sales	72.64	72.94	73.06

Gross profit	27.36	27.06	26.94
Operating and administrative expense	22.15	22.41	22.48
Depreciation and amortization	1.27	1.22	1.18
Operating income	3.94	3.43	3.28
Interest expense	(.25)	(.26)	(.26)
Interest income	.17	.27	.35
Income before income taxes	3.86	3.44	3.37

Income taxes	1.60	1.44	1.41

Net income	2.26%	2.00%	1.96%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

SALES

          Sales were $1,208,097 in fiscal 2009, an increase of $80,335, or 7.1% from the prior year. Sales increased primarily due to a same store sales increase of 4.8%, a full year’s operations of the Galloway, NJ and Franklin, NJ stores, which opened on October 3, 2007 and November 7, 2007, respectively, and the opening of a new store in Marmora, NJ on May 31, 2009. Same store sales increased 4.8% in fiscal 2009 due to higher sales at the Galloway and Franklin stores after their inclusion in same stores sales, and improved transaction counts at most stores. Inflation in the second half of fiscal 2009 was lower than inflation in fiscal 2008 and the first half of fiscal 2009. Same store sales in the fourth quarter of fiscal 2009 increased only 1.8% as transaction counts continued to increase, but the average transaction size declined. The Company believes this is due to deflation in certain commodities and changing consumer behavior due to economic weakness, which has resulted in increased sale item penetration, coupon usage and trading down. In addition, the fourth quarter of fiscal 2008 benefited from the distribution of economic stimulus checks. Based on these trends, the Company expects same store sales to increase by 1.0% to 3.0% in fiscal 2010. New stores and replacement stores are included in same stores sales in the quarter after the store has been in operation for four full quarters. Store renovations are included in same stores sales immediately.

          Sales were $1,127,762 in fiscal 2008, an increase of $81,327, or 7.8% from the prior year. Sales increased primarily due to the opening of new stores in Galloway and Franklin. Same stores sales increased 2.5% in fiscal 2008. Same store sales increased due to improved sales in one store due to the closing of a store by a competitor, higher sales in the Somers Point replacement store and food inflation. These improvements were partially offset by reduced sales in three stores due to two competitive store openings and cannibalization from the opening of the Galloway store. In addition, the distribution of economic stimulus checks during the fourth quarter of fiscal 2008 increased same store sales. Sales were negatively impacted in the second half of fiscal 2008 by increased sale item penetration and trading down, as consumers appeared to be more cautious due to concerns about the economy and rising gas and food prices. Improved transaction count and average transaction size were both responsible for the increase in same store sales.

GROSS PROFIT

          Gross profit as a percentage of sales increased .30% in fiscal 2009 compared to the prior year, principally due to improved departmental gross margin percentages, as changes in product mix, promotional spending, warehouse assessment charges and LIFO charges had minimal impact on gross profit as a percentage of sales.

          Gross profit as a percentage of sales increased .12% in fiscal 2008 compared to the prior year principally due to improved departmental gross margin percentages (.11%), improved product mix (.10%) and reduced warehouse assessment charges from Wakefern (.08%). These improvements were partially offset by increased promotional spending (.16%) in the current fiscal year. Gross profit in fiscal 2008 benefited by .06% due to a revision in the index used to calculate LIFO inventory.

OPERATING AND ADMINISTRATIVE EXPENSE

          Operating and administrative expense decreased .26% as a percentage of sales in fiscal 2009 compared to the prior year due to reduced payroll costs (.42%) and other operating leverage resulting from the 4.8% same store sales increase. These decreases were partially offset by a charge (.10%) for litigation related to the current Washington store in fiscal 2009 and the prior year including refunds of property and liability insurance premiums (.07%).

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

DEPRECIATION AND AMORTIZATION

          Depreciation and amortization was $15,319, $13,713 and $12,398 in fiscal 2009, 2008 and 2007, respectively. Depreciation and amortization expense increased in fiscal 2009 and 2008 compared to the prior years due to depreciation related to fixed asset additions, including the new stores.

INTEREST EXPENSE

          Interest expense was $3,016, $2,986 and $2,687 in fiscal 2009, 2008 and 2007, respectively. Interest expense increased slightly in fiscal 2009 due to interest on the Marmora store financing lease, partially offset by lower interest expense due to payments on loans. Interest expense increased in fiscal 2008 due to interest on the Franklin store financing lease, partially offset by lower interest expense due to payments on loans.

INTEREST INCOME

          Interest income was $2,064, $3,030, and $3,673 in fiscal 2009, 2008 and 2007, respectively. Interest income declined in fiscal 2009 due to lower interest rates received. Interest income declined in fiscal 2008 due to lower amounts of excess cash invested at Wakefern and lower interest rates received. This was in part due to the special dividend paid in April 2008.

INCOME TAXES

          The Company’s effective income tax rate was 41.5%, 41.9% and 41.9% in fiscal 2009, 2008 and 2007, respectively.

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

IMPAIRMENT

          The Company reviews the carrying values of its long-lived assets, such as property, equipment and fixtures for possible impairment whenever events or changes in circumstances indicate that the carrying amount of

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

assets may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from asset groups at the store level to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the fair value of the long-lived asset groups held for use to their carrying value.

          Goodwill is tested for impairment at the end of each fiscal year, or more frequently if circumstances dictate. Since the Company’s stock is not widely traded, management utilizes valuation techniques, such as earnings multiples, in addition to the Company’s market capitalization to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of Village’s one reporting unit exceeds its carrying value at July 25, 2009. Should the Company’s carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company’s financial position and results of operations.

PATRONAGE DIVIDENDS

          As a stockholder of Wakefern, Village earns a share of Wakefern’s earnings, which are distributed as a “patronage dividend” (see Note 3). This dividend is based on a distribution of Wakefern’s operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. Village accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of Village’s share of this annual dividend based on Village’s estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $7,446 and $6,878 at July 25, 2009 and July 26, 2008, respectively.

PENSION PLANS

          The determination of the Company’s obligation and expense for Company-sponsored pension plans is dependent, in part, on Village’s selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in Note 8 and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. Actual results that differ from the Company’s assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company’s assumptions may materially affect cash flows, pension obligations and future expense.

          The objective of the discount rate assumption is to reflect the rate at which the Company’s pension obligations could be effectively settled based on the expected timing and amounts of benefits payable to participants under the plans. Our methodology for selecting the discount rate as of July 25, 2009 was to match the plans cash flows to that of a yield curve on high-quality fixed-income investments. Based on this method, we utilized a weighted-average discount rate of 5.87% at July 25, 2009 compared to 7.01% at July 26, 2008. The 114 basis point decrease in the discount rate, and a change in the mortality table utilized, increased the projected benefit obligation at July 25, 2009 by approximately $6,404. Village evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4 to 4.5% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

          Sensitivity to changes in the major assumptions used in the calculation of the Company’s pension plans is as follows:

Projected benefit
	Percentage	obligation	Expense
	point change	decrease(increase)	decrease (increase)
Discount rate	+/- 1.0%	$5,659 ($6,984)	$439 ($435)
Expected return on assets	+/- 1.0%	—	$231 ($231)

          Village contributed $3,080 and $2,953 in fiscal 2009 and 2008, respectively, to these Company-sponsored pension plans. Village expects to contribute $3,000 in fiscal 2010 to these plans.

SHARE -BASED EMPLOYEE COMPENSATION

          All share-based payments to employees are recognized in the financial statements as compensation expense based on the fair market value on the date of grant. Village determines the fair market value of stock option awards using the Black-Scholes option pricing model. This option pricing model incorporates certain assumptions, such as a risk-free interest rate, expected volatility, expected dividend yield and expected life of options, in order to arrive at a fair value estimate.

UNCERTAIN TAX POSITIONS

          The Company is subject to periodic audits by various taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of deductions and the allocation of income to various tax jurisdictions. Accounting for these uncertain tax positions requires significant management judgment. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years.

LIQUIDITY and CAPITAL RESOURCES

CASH FLOWS

          Net cash provided by operating activities was $47,863 in fiscal 2009 compared to $45,339 in fiscal 2008. This increase is primarily attributable to improved net income and higher depreciation in the current fiscal year and a smaller increase in inventories in fiscal 2009 than in fiscal 2008. These improvements were partially offset by a smaller increase in payables in fiscal 2009 than in fiscal 2008. Inventories increased less in fiscal 2009 than in fiscal 2008 due to the addition of only one new store in fiscal 2009 compared to two new stores in fiscal 2008. The changes in payables balances outstanding are due to differences in the timing of payments.

          During fiscal 2009, Village used cash to fund capital expenditures of $26,625, dividends of $8,471 and debt payments of $5,618. Capital expenditures consisted primarily of construction and equipment for the new store in Marmora, NJ, which opened May 31, 2009, and construction of the replacement store in Washington, NJ. Debt payments made include the sixth installment of $4,286 on Village’s unsecured Senior Notes.

          Net cash provided by operating activities was $45,339 in fiscal 2008 compared to $35,875 in fiscal 2007. This increase is primarily attributable

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

to a larger increase in payables in fiscal 2008, improved net income and higher depreciation in fiscal 2008. These increases were partially offset by a larger increase in inventory in fiscal 2008 due to the addition of the two new stores.

          During fiscal 2008, Village used cash to fund capital expenditures of $24,898, dividends of $21,093, debt payments of $6,138, the acquisition of the Galloway store assets of $3,500, and treasury stock purchases of $1,999. Capital expenditures consisted primarily of the funding of the construction and the equipment of the leased Franklin store, which opened on November 7, 2007, and the remodel of the Galloway store, which was acquired on August 11, 2007. Dividends paid include $16,578 of special dividends comprised of $1.50 per Class A common share and $.97 per Class B common share paid in the third quarter. Debt payments made include the fifth installment of $4,286 on Village’s unsecured Senior Notes. Treasury stock purchases represent restricted shares withheld upon vesting at employees’ request to satisfy tax obligations.

LIQUIDITY and DEBT

          Working capital was $30,856, $8,871 and $22,359 at July 25, 2009, July 26, 2008, and July 28, 2007, respectively. Working capital ratios at the same dates were 1.33, 1.10 and 1.30 to one, respectively. The increase in working capital in fiscal 2009 is primarily due to a portion of the notes receivable from Wakefern becoming due within one year. The Company’s working capital needs are reduced since inventory is generally sold before payments to Wakefern and other suppliers are due.

          Village has budgeted approximately $17,000 for capital expenditure in fiscal 2010. Planned expenditures include the completion of construction and equipment for the replacement store in Washington, NJ and several small remodels. The Company’s primary sources of liquidity in fiscal 2010 are expected to be cash and cash equivalents on hand at July 25, 2009 and operating cash flow generated in fiscal 2010.

          For accounting purposes, Village was considered the owner of the Marmora land and building during the construction period as Village had an unlimited obligation to cover building construction costs over a certain amount. Therefore, $9,144 of land, site costs and construction costs paid by the landlord were recorded as property and long-term debt during fiscal 2009.

          Village loaned the developer of the Franklin store a portion of the funds needed to prepare the site and construct the store. This loan reached the maximum amount of $6,776 during the first quarter of fiscal 2008. The loan was repaid in full during the second quarter of fiscal 2008 and is presented as a financing obligation in long-term debt in the consolidated balance sheet. The loan to the developer is presented as capital expenditures in the financial statements.

          At July 25, 2009, the Company had a $16,983 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on September 4, 2010. In addition, the Company had a $15,684 note receivable due from Wakefern earning interest at prime less 1.25%, which matures December 8, 2009.

          On December 19, 2008, Village amended its unsecured revolving credit agreement, which would have expired on September 16, 2009. The amended agreement increases the maximum amount available for borrowing to $25,000 from $20,000. This loan agreement expires on December 31, 2011 with two one-year extensions available if exercised by both parties. Other terms of the amended revolving loan agreement, including covenants, are similar to the previous agreement. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 25, 2009 or July 26, 2008 under this facility.

          The revolving loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 25, 2009, the Company was in compliance with all terms and covenants of the revolving loan agreement.

          In addition, the Company’s Senior Note agreement contains covenants that, among other conditions, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 25, 2009, the Company was in compliance with all terms and covenants of this debt agreement.

          Under the above covenants, Village had approximately $63,000 of net worth available at July 25, 2009 for the payment of dividends.

          During fiscal 2009, Village paid cash dividends of $8,471. Dividends in fiscal 2009 consist of $.765 per Class A common share and $.498 per Class B common share.

          During fiscal 2008, Village paid cash dividends of $21,093. Dividends in fiscal 2008 consist of $1.91 per Class A common share and $1.24 per Class B common share. Fiscal 2008 dividends include $16,578 of special dividends paid in the third quarter, comprised of $1.50 per Class A common share and $.97 per Class B common share.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The table below presents significant contractual obligations of the Company at July 25, 2009:

	Payments due by fiscal period
	2010	2011		2012		2013		2014		Thereafter		Total
Long-term debt (2)	$4,286	$	-------	$	-------	$	-------	$	-------	$	-------	$4,286
Capital and financing leases (3)	3,915		3,582		3,582		3,582		3,602		68,515	86,778
Operating leases (3)	8,346		8,164		6,267		5,171		4,313		54,170	86,431
Notes payable to related party	269		341		347		365		365		411	2,098
	$16,816		$12,087		$10,196		$9,118		$8,280		$123,096	$179,593

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).
(2)
Interest expense on long-term debt outstanding at July 25, 2009 is estimated to be as follows in future fiscal years: 2010 - $41 and none thereafter. Interest expense on variable rate borrowings related to an interest rate swap agreement is based on estimates of LIBOR plus 3.36% for the length of that agreement. The estimate of interest expense does not include interest expense related to capital leases as the total amount of capital lease payments, including principal and interest, are included in the above table.

(3)
The above amounts for capital, financing and operating leases do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2009: real estate taxes - $3,279; common area maintenance -$1,573; insurance - $214; and contingent rentals - $947.

(4)
Pension plan funding requirements are excluded from the above table as estimated contribution amounts for future years are uncertain. Required future contributions will be determined by, among other factors, actual investment performance of plan assets, interest rates required to be used to calculate pension obligations, and changes in legislation. The Company expects to contribute $3,000 in fiscal 2010 to fund Company-sponsored defined benefit pension plans compared to actual contributions of $3,080 in fiscal 2009. The table also excludes contributions under various multi-employer pension plans, which totaled $5,325 in fiscal 2009.

(5)	The amount of unrecognized tax benefits of $5,362 at July 25, 2009 has been excluded from this table because a reasonable estimate of the timing of future tax settlements cannot be determined.

RECENTLY ISSUED ACCOUNTING STANDARDS

          In fiscal 2010, the Company will adopt a new accounting standard requiring unvested share-based payment awards that contain nonforfeitable rights to dividends be treated as participating securities and therefore included in computing basic earnings per share using the two-class method. The Company currently has share-based awards outstanding that contain nonforfeitable rights to dividends and therefore anticipates this new standard will have a negative impact on basic earnings per share under the two-class method upon adoption. All prior period basic earnings per share data shall be adjusted retrospectively. If this standard had been applied in fiscal 2009, basic earnings per share amounts would have been approximately 2% lower than reported.

RECENTLY ADOPTED ACCOUNTING STANDARDS

          The Company adopted a new accounting standard for measuring and disclosing fair value of financial assets and liabilities on July 27, 2008. The adoption did not have any impact on the Company’s consolidated financial position or results of operations. This standard defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The Company’s financial assets and liabilities required to be measured at fair value consisted of one interest rate swap agreement with an immaterial fair value based on level 2 inputs. The level 2 inputs used are observable, either directly or indirectly, such as interest rates and yield curves at commonly quoted intervals. Additional provisions related to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis require adoption at the beginning of the Company’s 2010 fiscal year. This includes fair value calculated in impairment assessments of goodwill and other long-lived assets. Management expects the adoption of these provisions related to non-financial assets and liabilities will have no material impact on the Company’s consolidated financial position and results of operations.

          A new accounting standard providing companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value, was effective beginning in fiscal 2009. The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

          The Company adopted a new accounting standard in fiscal 2009 that amends and expands the disclosure requirements for derivative instruments and hedging activities. As of July 25, 2009, the Company has only one interest rate swap agreement expiring in September 2009, the effects of which are immaterial to the consolidated financial statements.

          The Company adopted a new accounting standard in fiscal 2009 that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated subsequent events through October 7, 2009, the date the consolidated financial statements were issued. This adoption had no impact on the Company’s consolidated financial position and results of operations.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

OUTLOOK

          This annual report contains certain forward-looking statements about Village’s future performance. These statements are based on management’s assumptions and beliefs in light of information currently available. Such statements relate to, for example: economic conditions; expected pension plan contributions; projected capital expenditures; cash flow requirements; and legal matters; and are indicated by words such as “will,” ‘expect,” “should,” ‘intend,” “anticipates”, “believes” and similar words or phrases. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from the results expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof.

•	We expect same store sales growth of 1.0%-3.0% in fiscal 2010.
•
During fiscal 2009, the supermarket industry was impacted by changing consumer behavior due to the weaker economy and increased unemployment. Consumers are increasingly cooking meals at home, trading down to lower priced items, including private label, and concentrating their buying on sale items. These trends amplified during the fourth quarter of fiscal 2009. As a result, same store sales increased much less in the fourth quarter than during the first nine months of fiscal 2009 as the average transaction size declined. In addition, certain commodities experienced deflation during the fourth quarter of fiscal 2009. Management expects these trends to continue for at least the next two quarters. Management believes that generally Village has benefited from these trends compared to its competitors due to ShopRite’s position as a price leader in New Jersey.

•	We expect less inflation in fiscal 2010 than in fiscal 2009 and fiscal 2008.
•	We have budgeted $17,000 for capital expenditures in fiscal 2010, which includes the completion of the Washington replacement store.
•
We believe cash flow from operations and other sources of liquidity will be adequate to meet anticipated requirements for working capital, capital expenditures and debt payments for the foreseeable future.

•	We expect our effective income tax rate in fiscal 2010 to be 41-42%.
•	We expect operating expenses will be affected by increased costs in certain areas, such as pension costs and credit card fees.
          Various uncertainties and other factors could cause actual results to differ from the forward-looking statements contained in this report. These include:

•
The supermarket business is highly competitive and characterized by narrow profit margins. Results of operations may be materially adversely impacted by competitive pricing and promotional programs, industry consolidation and competitor store openings. Village competes with national and regional supermarkets, local supermarkets, warehouse club stores, supercenters, drug stores, convenience stores, dollar stores, discount merchandisers, restaurants and other local retailers. Some of these competitors have greater financial resources, lower merchandise acquisition cost and lower operating expenses than we do.

•
The Company’s stores are concentrated in New Jersey, with one store in northeastern Pennsylvania. We are vulnerable to economic downturns in New Jersey in addition to those that may affect the country as a whole. Economic conditions such as inflation, interest rates, energy costs and unemployment rates may adversely affect our sales and profits.

•
Village purchases substantially all of its merchandise from Wakefern. In addition, Wakefern provides the Company with support services in numerous areas including supplies, advertising, liability and property insurance, technology support and other store services. Further, Village receives patronage dividends and other product incentives from Wakefern. Any material change in Wakefern’s method of operation or a termination or material modification of Village’s relationship with Wakefern could have an adverse impact on the conduct of the Company’s business and could involve additional expense for Village. The failure of any Wakefern member to fulfill its obligations to Wakefern or a member’s insolvency or withdrawal from Wakefern could result in increased costs to the Company. Additionally, an adverse change in Wakefern’s results of operations could have an adverse affect on Village’s results of operations.

•
Approximately 92% of our employees are covered by collective bargaining agreements. Any work stoppages could have an adverse impact on our financial results. If we are unable to control health care and pension costs provided for in the collective bargaining agreements, we may experience increased operating costs.

•
Village could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

•
We believe a number of the multi-employer plans to which we contribute are underfunded. As a result, we expect that contributions to these plans may increase. Additionally, the benefit levels and related items will be issues in the negotiation of our collective bargaining agreements. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan’s underfunding that is allocable to the withdrawing employer under very complex actuarial and allocation rules. The failure of a withdrawing employer to fund these obligations can impact remaining employers. The amount of any increase or decrease in our required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations and the actual return on assets held in the plans, among other factors.

•
On April 22, 2009, a Court formally invalidated the developer’s approval for our Washington replacement store. In September 2009, the Planning Board began consideration of the revised site plan. The Company anticipates approval of the revised site plan by the end of November 2009. The Company’s investment in construction and equipment is $10,452 at July 25, 2009. If the developer is unsuccessful in obtaining the required approvals, the Company may record an impairment charge for this investment, which could be material to the Company’s consolidated financial position and results of operations.

•	Our effective tax rate may be impacted by the results of tax examinations and changes in tax laws.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial
Condition and Results of Operations (Continued)

RELATED PARTY TRANSACTIONS

          The Company holds an investment in Wakefern, its principal supplier. Village purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, Village is required to purchase certain amounts of Wakefern common stock. At July 25, 2009, the Company’s indebtedness to Wakefern for the outstanding amount of this stock subscription was $2,098. The maximum per store investment, which is currently $725, increased by $25 in both fiscal 2009 and 2008, resulting in additional cash investments of $550 and $500, respectively. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Additional information is provided in Note 3 to the consolidated financial statements.

          At July 25, 2009, the Company had a $16,983 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on September 4, 2010. In addition, the Company had a $15,684 note receivable due from Wakefern earning interest at prime less 1.25%, which matures December 8, 2009.

          At July 25, 2009, Village had demand deposits invested at Wakefern in the amount of $37,764. These deposits earn overnight money market rates.

          On August 11, 2007, the Company acquired the fixtures and lease of a store location in Galloway Township, NJ from Wakefern for $3,500.

          The Company subleases the Galloway and Vineland stores from Wakefern at combined current annual rents of $1,227. Both leases contain normal periodic rent increases and options to extend the lease.

          Village leases a supermarket from a realty firm partly owned by officers of Village. The Company paid rent to this related party of $595 in fiscal years 2009, 2008 and 2007. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

          The Company has ownership interests in four real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of approximately $750, $727 and $722 in fiscal years 2009, 2008 and 2007, respectively.

IMPACT of  INFLATION and CHANGING PRICES

          Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced less inflation in the second half of fiscal 2009 than in fiscal 2008 and the first half of fiscal 2009. The Company recorded a pre-tax LIFO charge of $964, $742 and $746 in fiscal 2009, 2008 and 2007, respectively. The company calculates LIFO charges based on CPI indices published by the Department of Labor, which indicated weighted-average CPI increases of 3.3%, 2.7% and 4.1% in fiscal 2009, 2008 and 2007, respectively.

MARKET RISK

          Village is exposed to market risks arising from adverse changes in interest rates. During fiscal 2009, the Company’s only variable rate borrowings relate to an interest rate swap agreement. On October 18, 2001, Village entered into an interest rate swap agreement with a major financial institution pursuant to which the Company pays a variable rate of six-month LIBOR plus 3.36% (4.31% at July 25, 2009) on an initial notional amount of $10,000, expiring in September 2009, in exchange for a fixed rate of 8.12%. The swap agreement notional amount decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. At July 25, 2009, the remaining notional amount of the swap agreement was $1,429. A 1% increase in interest rates, applied to the Company’s borrowings at July 25, 2009, would result in an annual increase in interest expense and a corresponding reduction in cash flow of approximately $14. The fair value of the Company’s fixed rate debt approximates carrying value at July 25, 2009.

          At July 25, 2009, the Company had demand deposits of $37,764 at Wakefern earning interest at overnight money market rates, which are exposed to the impact of interest rate changes.

          At July 25, 2009, the Company had a $16,983 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on September 4, 2010. In addition, the Company had a $15,684 note receivable due from Wakefern earning interest at prime less 1.25%, which matures December 8, 2009.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands)

	July 25,	July 26,
	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$54,966	$47,889
Merchandise inventories	34,273	33,073
Patronage dividend receivable	7,446	6,878
Note receivable from Wakefern	15,684	—
Other current assets	12,189	11,198

Total current assets	124,558	99,038

Note receivable from Wakefern	16,983	31,121
Property, equipment and fixtures, net	162,261	141,752
Investment in Wakefern	19,673	18,291
Goodwill	10,605	10,605
Other assets	4,730	4,573

	$338,810	$305,380

LIABILITIES and SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$4,286	$4,286
Capital and financing lease obligations	269	515
Notes payable to Wakefern	269	198
Accounts payable to Wakefern	53,487	52,345
Accounts payable and accrued expenses	26,039	23,782
Income taxes payable	9,352	9,041

Total current liabilities	93,702	90,167

Long-term Debt
Notes payable	—	4,285
Capital and financing lease obligations	30,752	21,875
Notes payable to Wakefern	1,829	1,338

Total long-term debt	32,581	27,498

Deferred income taxes	2,397	5,219
Pension liabilities	17,315	6,471
Other liabilities	5,417	4,994

Commitments and Contingencies (Notes 3, 4, 5, 6 and 9)

Shareholders’ Equity
Preferred stock, no par value: Authorized 10,000 shares, none issued	—	—
Class A common stock, no par value: Authorized 10,000 shares, issued 7,538 at July 25, 2009 and 7,522 at July 26, 2008.	28,982	25,458
Class B common stock, no par value: Authorized 10,000 shares, issued and outstanding 6,376 shares	1,035	1,035
Retained earnings	171,229	152,445
Accumulated other comprehensive loss	(10,535)	(4,071)
Less treasury stock, Class A, at cost (555 shares at July 25, 2009 and 642 shares at July 26, 2008)	(3,313)	(3,836)

Total shareholders’ equity	187,398	171,031

	$338,810	$305,380

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except per share amounts)

		Years ended
	July 25,	July 26,	July 28,
	2009	2008	2007

Sales	$1,208,097	$1,127,762	$1,046,435
Cost of sales	877,552	822,564	764,494

Gross profit	330,545	305,198	281,941

Operating and administrative expense	267,667	252,739	235,226
Depreciation and amortization	15,319	13,713	12,398

Operating income	47,559	38,746	34,317

Interest expense	(3,016)	(2,986)	(2,687)
Interest income	2,064	3,030	3,673

Income before income taxes	46,607	38,790	35,303
Income taxes	19,352	16,247	14,800

Net income	$27,255	$22,543	$20,503

Net income per share:
Class A common stock:
Basic	$2.52	$2.11	$1.95
Diluted	$2.06	$1.71	$1.57

Class B common stock:
Basic	$1.64	$1.38	$1.26
Diluted	$1.61	$1.38	$1.24

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity
and Comprehensive Income
(in thousands)

Years ended July 25, 2009, July 26, 2008 and July 28, 2007

						Accumulated
	Class A		Class B			other	Treasury stock		Total
	common stock		common stock		Retained	comprehensive	Class A		shareholders’
	Shares issued	Amount	Shares issued	Amount	earnings	gain (loss)	Shares	Amount	equity
Balance, July 29, 2006	7,272	$20,909	6,376	$1,035	$133,818	$(2,801)	700	$(2,456)	$150,505
Net income	—	—	—	—	20,503	—	—	—	20,503
Reduction of minimum pension liability, net of tax of $1,722	—	—	—	—	—	2,562	—	—	2,562
Comprehensive income									23,065
Pension Adjustment, net of a deferred tax of $2,873	—	—	—	—	—	(4,287)	—	—	(4,287)
Dividends	—	—	—	—	(3,711)	—	—	—	(3,711)
Exercise of stock options and related tax benefits	—	631	—	—	(14)	—	(76)	267	884
Share-based compensation expense	—	1,109	—	—	—	—	—	—	1,109
Balance, July 28, 2007	7,272	22,649	6,376	1,035	150,596	(4,526)	624	(2,189)	167,565
Net income	—	—	—	—	22,543	—	—	—	22,543
Recognition of pension actuarial loss, net of tax of $188	—	—	—	—	—	283	—	—	283
Reduction of pension liability, net of tax of $115	—	—	—	—	—	172	—	—	172
Comprehensive income									22,998
Uncertain tax position adjustment	—	—	—	—	399	—	—	—	399
Dividends	—	—	—	—	(21,093)	—	—	—	(21,093)
Exercise of stock options	—	236	—	—	—	—	(62)	352	588
Treasury stock purchases	—	—	—	—	—	—	80	(1,999)	(1,999)
Share-based compensation expense	250	1,725	—	—	—	—	—	—	1,725
Excess tax benefits from exercise of stock options and restricted share vesting	—	848	—	—	—	—	—	—	848
Balance, July 26, 2008	7,522	25,458	6,376	1,035	152,445	(4,071)	642	(3,836)	171,031
Net income	—	—	—	—	27,255	—	—	—	27,255
Recognition of pension actuarial loss, net of tax of $201	—	—	—	—	—	303	—	—	303
Increase in pension liability, net of tax of $4,511	—	—	—	—	—	(6,767)	—	—	(6,767)
Comprehensive income									20,791
Dividends	—	—	—	—	(8,471)	—	—	—	(8,471)
Exercise of stock options	—	406	—	—	—	—	(87)	523	929
Share-based compensation expense	16	2,573	—	—	—	—	—	—	2,573
Excess tax benefits from exercise of stock options and restricted share vesting	—	545	—	—	—	—	—	—	545
Balance, July 25, 2009	7,538	$28,982	6,376	$1,035	$171,229	$(10,535)	555	$(3,313)	$187,398

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

		Years ended
	July 25,	July 26,	July 28,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$27,255	$22,543	$20,503
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,319	13,713	12,398
Non-cash share-based compensation	2,573	1,725	1,109
Deferred taxes	(16)	58	(1,247)
Provision to value inventories at LIFO	964	742	746
Changes in assets and liabilities:
Merchandise inventories	(2,164)	(4,023)	(1,015)
Patronage dividend receivable	(568)	(478)	(660)
Accounts payable to Wakefern	1,142	10,435	119
Accounts payable and accrued expenses	2,344	(789)	1,599
Income taxes payable	311	3,177	1,526
Other assets and liabilities	703	(1,764)	797

Net cash provided by operating activities	47,863	45,339	35,875

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(26,625)	(24,898)	(15,692)
Investment in note receivable from Wakefern	(1,546)	(1,880)	(29,241)
Acquisition of Galloway store assets	—	(3,500)	—

Net cash used in investing activities	(28,171)	(30,278)	(44,933)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of construction loan	—	6,776	—
Proceeds from exercise of stock options	929	588	266
Excess tax benefit related to share-based compensation	545	848	618
Principal payments of long-term debt	(5,618)	(6,138)	(6,980)
Dividends	(8,471)	(21,093)	(3,711)
Treasury stock purchases	—	(1,999)	—

Net cash used in financing activities	(12,615)	(21,018)	(9,807)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,077	(5,957)	(18,865)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	47,889	53,846	72,711

CASH AND CASH EQUIVALENTS, END OF YEAR	$54,966	$47,889	$53,846

SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS MADE FOR:
Interest	$3,150	$3,142	$2,829
Income taxes	$18,527	$13,457	$14,192

NONCASH SUPPLEMENTAL DISCLOSURES:
Financing lease obligation	$9,144	$2,684	$—
Investment in Wakefern	$1,382	$1,900	$721

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES
(All amounts are in thousands, except per share and sq. ft. data)

Nature of operations

          Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 26 ShopRite supermarkets in New Jersey and eastern Pennsylvania. The Company is a member of Wakefern Food Corporation (“Wakefern”), the largest retailer-owned food cooperative in the United States.

Principles of consolidation

          The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year

          The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2009, 2008 and 2007 contain 52 weeks.

Reclassifications

          Certain immaterial amounts have been reclassified in the 2008 and 2007 consolidated balance sheets and statements of cash flows to conform to the 2009 presentation.

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

Cash and cash equivalents

          The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Included in cash and cash equivalents at July 25, 2009 and July 26, 2008 are $37,764 and $31,963, respectively, of demand deposits invested at Wakefern at overnight money market rates.

Merchandise inventories

          Approximately 67% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $14,247 and $13,283 higher than reported in fiscal 2009 and 2008, respectively. All other inventories are stated at the lower of FIFO cost or market.

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

          The Company’s 20%-50% investments in certain real estate partnerships are accounted for under the equity method. One of these partnerships is a variable interest entity which does not require consolidation as Village is not the primary beneficiary (see Note 6).

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

          For leases in which the Company is involved with the construction of the store, if Village concludes that it has substantively all of the risks of ownership during construction of the leased property and therefore is deemed the owner of the project for accounting purposes, an asset and related financing obligation are recorded for the costs paid by the landlord. Once construction is complete, the Company considers the requirements for sale-leaseback treatment. If the arrangement does not qualify for sale-leaseback treatment, the Company amortizes the financing obligation and depreciates the building over the lease term.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

          Advertising costs are expensed as incurred. Advertising expense was $8,449, $8,284, and $7,879 in fiscal 2009, 2008 and 2007, respectively.

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

          The Company recognizes a tax benefit for uncertain tax positions if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information.

Use of estimates

          In conformity with U.S. generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of the more significant estimates are patronage dividends, pension accounting assumptions, share-based compensation assumptions, accounting for uncertain tax positions, accounting for contingencies and the impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

Fair value

          Cash and cash equivalents, patronage dividends receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The Company’s one immaterial derivative instrument is carried at fair value based on level 2 inputs. The level 2 inputs used are observable, either directly or indirectly, such as interest rates and yield curves at commonly quoted intervals. The carrying values of the Company’s notes receivable from Wakefern and short and long-term notes payable approximate their fair value based on the current rates available to the Company for similar instruments. As the Company’s investments in Wakefern can only be sold to Wakefern at amounts that approximate the Company’s cost, it is not practicable to estimate the fair value of such investments.

Derivative instruments and hedging activities

          Village has one immaterial derivative instrument, an interest rate swap agreement, expiring in September 2009, to manage its exposure to interest rate fluctuations (see Note 4). At July 25, 2009, the notional amount is $1,429. The Company has structured this swap agreement to be an effective, fair value hedge of the underlying fixed rate obligation. The changes in the fair value of the interest rate swap agreement and the underlying fixed rate obligation are recorded as equal and offsetting unrealized gains and losses in interest expense in the consolidated statement of operations. As a result, there is no impact to earnings resulting from hedge ineffectiveness. Village is exposed to credit risk in the event of the inability of the counter party to perform under its outstanding derivative contract.

Long-lived assets

          The Company reviews long-lived assets, such as property, equipment and fixtures on an individual store basis for impairment when circumstances indicate the carrying amount of an asset group may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the fair value of the long-lived assets to their carrying value.

Goodwill

          Goodwill is tested at the end of each fiscal year, or more frequently if circumstances dictate, for impairment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Village operates as a single reporting unit for purposes of evaluating goodwill for impairment and primarily considers earnings multiples and other valuation techniques to measure fair value, in addition to the value of the Company’s stock, as its stock is not widely traded.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Net income per share

          On December 5, 2008 and March 21, 2007, the Company’s Board of Directors declared two-for-one stock splits of the Class A and Class B common stock. All share and per share amounts have been adjusted for all periods to reflect the stock splits.

          The Company has two classes of common stock. Class A common stock is entitled to cash dividends as declared 54% greater than those paid on Class B common stock. Shares of Class B common stock are convertible on a share-for-share basis for Class A common stock at any time.

          The Company utilizes the two-class method of computing and presenting net income per share. The two-class method is an earnings allocation formula that calculates basic and diluted net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Under the two-class method, Class A common stock is assumed to receive a 54% greater participation in undistributed earnings than Class B common stock, in accordance with the classes respective dividend rights.

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

The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented.

	2009		2008		2007
	Class A	Class B	Class A	Class B	Class A	Class B

Numerator:
Net income allocated, basic	$16,813	$10,442	$13,738	$8,805	$12,442	$8,061
Conversion of Class B to Class A shares	10,442	—	8,805	—	8,061	—
Effect of share-based compensation on allocated net income	—	(146)	—	(23)	—	(179)
Net income allocated, diluted	$27,255	$10,296	$22,543	$8,782	$20,503	$7,882

Denominator:
Weighted average shares outstanding, basic	6,665	6,376	6,496	6,376	6,392	6,376
Conversion of Class B to Class A shares	6,376	—	6,376	—	6,376	—
Dilutive effect of share-based compensation	221	—	282	—	292	—
Weighted average shares outstanding, diluted	13,262	6,376	13,154	6,376	13,060	6,376

Net income per share is as follows:
	2009		2008		2007
	Class A	Class B	Class A	Class B	Class A	Class B

Basic	$2.52	$1.64	$2.11	$1.38	$1.95	$1.26
Diluted	$2.06	$1.61	$1.71	$1.38	$1.57	$1.24

          Class A shares of 6, 458 and 28 issuable under the Company’s share-based compensation plans were excluded from the calculation of diluted net income per share at July 25, 2009, July 26, 2008 and July 28, 2007, respectively, as a result of their anti-dilutive effect.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

          All share-based payments to employees are recognized in the financial statements as compensation costs based on the fair market value on the date of the grant.

Benefit plans

          Effective July 28, 2007, Village adopted new accounting standards, which require the recognition of the funded status of the Company’s retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized are recorded as a component of Accumulated Other Comprehensive Income.

Recently adopted accounting standards

          The Company adopted a new accounting standard for measuring and disclosing fair value of financial assets and liabilities on July 27, 2008. The adoption did not have any impact on the Company’s consolidated financial position or results of operations. This standard defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The Company’s financial assets and liabilities required to be measured at fair value consisted of one interest rate swap agreement with an immaterial fair value based on level 2 inputs. The level 2 inputs used are observable, either directly or indirectly, such as interest rates and yield curves at commonly quoted intervals. Additional provisions related to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis require adoption at the beginning of the Company’s 2010 fiscal year. This includes fair value calculated in impairment assessments of goodwill and other long-lived assets. Management expects the adoption of these provisions related to non-financial assets and liabilities will have no material impact on the Company’s consolidated financial position and results of operations.

          A new accounting standard providing companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value, was effective beginning in fiscal 2009. The Company has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

          The Company adopted a new accounting standard in fiscal 2009 that amends and expands the disclosure requirements for derivative instruments and hedging activities. As of July 25, 2009, the Company has only one interest rate swap agreement expiring in September 2009, the effects of which are immaterial to the consolidated financial statements.

          The Company adopted a new accounting standard in fiscal 2009 that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated subsequent events through October 7, 2009, the date the consolidated financial statements were issued. This adoption had no impact on the Company’s consolidated financial position and results of operations.

Recently issued accounting standards

          In fiscal 2010, the Company will adopt a new accounting standard requiring unvested share-based payment awards that contain nonforfeitable rights to dividends be treated as participating securities and therefore included in computing basic earnings per share using the two-class method. The Company currently has share-based awards outstanding that contain nonforfeitable rights to dividends and therefore anticipates this new standard will have a negative impact on basic earnings per share under the two-class method upon adoption. All prior period basic earnings per share data shall be adjusted retrospectively. If this standard had been applied in fiscal 2009, basic earnings per share amounts would have been approximately 2% lower than reported.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)
NOTE 2 — PROPERTY, EQUIPMENT and FIXTURES

          Property, equipment and fixtures are comprised as follows:

	July 25,	July 26,
	2009	2008

Land and buildings	$73,419	$63,864
Store fixtures and equipment	140,476	127,655
Leasehold improvements	64,935	59,096
Leased property under capital leases	15,723	16,613
Construction in progress	11,127	4,050
Vehicles	1,606	1,324

	307,286	272,602
Accumulated depreciation	(139,347)	(124,817)
Accumulated amortization of property under capital leases	(5,678)	(6,033)

Property, equipment and fixtures, net	$162,261	$141,752

          Amortization of leased property under capital and financing leases is included in depreciation and amortization expense.

NOTE 3 — RELATED PARTY INFORMATION – WAKEFERN

          The Company’s ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 14.7% of the outstanding shares of Wakefern at July 25, 2009. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of Village.

          The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. If this purchase obligation is not met, Village is required to pay Wakefern’s profit contribution shortfall attributable to this failure. Similar payments are due if Wakefern loses volume by reason of the sale of Company stores or a merger with another entity. Village fulfilled the above obligation in fiscal 2009, 2008 and 2007. The Company also has an investment of approximately 7.5% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides Village with liability and property insurance coverage.

          Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store’s purchases from Wakefern. At July 25, 2009, the Company’s indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $2,098. Installment payments are due as follows: 2010 - $269; 2011 - $341; 2012 -$347; 2013 - $365; 2014 - $365; and thereafter $411. The maximum per store investment, which is currently $725, increased by $25 in both fiscal 2009 and 2008, resulting in additional cash investments of $550 and $500, respectively. Village receives additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

          Village purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates amounted to $16,775, $15,983, $13,957 in fiscal 2009, 2008 and 2007, respectively.

          Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Village incurred charges of $23,353, $22,168 and $20,646 from Wakefern in fiscal 2009, 2008 and 2007, respectively, for these services, which are reflected in operating and administrative expense in the consolidated statements of operations. Additionally, the Company has certain related party leases (see Note 6) with Wakefern.

          At July 25, 2009, the Company had a $16,983 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on September 4, 2010. In addition, the Company had a $15,684 note receivable due from Wakefern earning interest at prime less 1.25%, which matures December 8, 2009.

          At July 25, 2009, the Company had demand deposits invested at Wakefern in the amount of $37,764. These deposits earn overnight money market rates.

          Interest income earned on investments with Wakefern was $2,064, $3,030 and $3,673 in fiscal 2009, 2008 and 2007, respectively.

          On August 11, 2007, the Company acquired the fixtures and lease of a new store location in Galloway Township, New Jersey from Wakefern for $3,500.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 — DEBT

	July 25,	July 26,
	2009	2008

Senior Notes payable	$4,286	$8,571

Less current portion	4,286	4,286

	$—	$4,285

          On September 16, 1999, the Company issued $30,000 of 8.12% unsecured Senior Notes. Interest on these notes is due semiannually. The principal is due in seven equal annual installments beginning September 16, 2003 and ending September 16, 2009.

          The Senior Note agreement contains covenants that, among other conditions, require certain levels of net worth, a minimum fixed charge coverage ratio, lien limitations and limitations on additional indebtedness. At July 25, 2009, the Company was in compliance with all covenants of this debt agreement.

          On October 18, 2001, Village entered into an interest rate swap agreement with a highly rated major financial institution pursuant to which Village pays a variable rate of six-month LIBOR plus 3.36% (4.31% at July 25, 2009) on a notional amount of $10,000 expiring in September 2009 in exchange for a fixed rate of 8.12%. The swap agreement notional amount ($1,429 at July 25, 2009) decreases in amounts and on dates corresponding to the repayment of the fixed rate obligation it hedges. This interest rate swap agreement reduced interest expense by $45 and $35 in fiscal 2009 and 2008, respectively, and increased interest expense by $30 in fiscal 2007. The Company has structured this interest rate swap agreement to be an effective, fair value hedge.

          On December 19, 2008, Village amended its unsecured revolving credit agreement, which would have expired on September 16, 2009. The amended agreement increases the maximum amount available for borrowing to $25,000 from $20,000. This loan agreement expires on December 31, 2011 with two one-year extensions available if exercised by both parties. Other terms of the amended revolving loan agreement, including covenants, are similar to the previous agreement. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 25, 2009 or July 26, 2008 under this facility.

          The revolving loan agreement provides for up to $3,000 of letters of credit ($2,207 outstanding at July 25, 2009), which secure obligations for self-insured workers’ compensation claims from 1995 to 1998 and construction performance guarantees to municipalities.

          This loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 25, 2009, the Company was in compliance with all covenants of the revolving loan agreement. Under the above covenants, Village had approximately $63,000 of net worth available at July 25, 2009 for the payment of dividends.

NOTE 5 — INCOME TAXES

          The components of the provision for income taxes are:

	2009	2008	2007
Federal:
Current	$14,816	$12,501	$12,689
Deferred	104	(152)	(1,354)

State:
Current	4,552	3,688	3,358
Deferred	(120)	210	107

	$19,352	$16,247	$14,800

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	July 25,	July 26,
	2009	2008
Deferred tax assets:
Leasing activities	$3,135	$2,798
Federal benefit of uncertain tax positions	3,553	2,718
Compensation related costs	2,946	2,022
Pension costs	6,995	2,685
Other	1,560	999

Total deferred tax assets	18,189	11,222

Deferred tax liabilities:
Tax over book depreciation	13,960	11,574
Patronage dividend receivable	2,970	2,788
Investment in partnerships	950	944
Other	170	170

Total deferred tax liabilities	18,050	15,476

Net deferred tax asset (liability)	$139	$(4,254)

          Current deferred tax assets of $2,753 and $1,335 are included in other current assets at July 25, 2009 and July 26, 2008, respectively. Current deferred tax liabilities of $217 and $370 are included in accounts payable and accrued expenses at July 25, 2009 and July 26, 2008, respectively.

          A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management’s opinion, in view of the Company’s previous, current and projected taxable income and reversal of deferred tax liabilities, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 25, 2009 and July 26, 2008.

          The effective income tax rate differs from the statutory federal income tax rate as follows:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	6.2	6.5	6.4
Other	.3	.4	.5
Effective income tax rate	41.5%	41.9%	41.9%

          Effective July 29, 2007, the Company adopted new accounting standards related to uncertain tax positions. The effect of adoption was to increase retained earnings by $399 and to decrease the accrual for uncertain tax positions by a corresponding amount at July 29, 2007.

          A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2009	2008
Balance at beginning of year	$6,437	$4,263
Additions based on tax positions related to the current year	1,813	1,611
Additions for tax positions of prior years	—	563

Balance at end of year	$8,250	$6,437

          Unrecognized tax benefits at July 25, 2009 and July 26, 2008 include tax positions of $5,362 and $4,184 (net of federal benefit), respectively, that would reduce the Company’s effective income tax rate, if recognized in future periods.

          The Company recognizes interest and penalties on income taxes in income tax expense. The Company recognized $630 and $592 related to interest and penalties on income taxes in fiscal 2009 and 2008, respectively. The amount of accrued interest and penalties included in the consolidated balance sheet was $2,088 and $1,458 at July 25, 2009 and July 26, 2008, respectively.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 6 — LEASES

Description of leasing arrangements

          The Company leased twenty-one stores at July 25, 2009, including five that are capitalized for financial reporting purposes. The majority of initial lease terms range from 20 to 30 years.

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

          Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 25, 2009:

		Capital and	Operating
		financing leases	leases
	2010	$3,915	$8,346
	2011	3,582	8,164
	2012	3,582	6,267
	2013	3,582	5,171
	2014	3,602	4,313
	Thereafter	68,515	54,170
Minimum lease payments		86,778	$86,431
Less amount representing interest		55,757
Present value of minimum lease payments		31,021
Less current portion		269
		$30,752

          The following schedule shows the composition of total rental expense for the following years:

	2009	2008	2007
Minimum rentals	$8,560	$7,768	$7,770
Contingent rentals	947	814	818
	$9,507	$8,582	$8,588

          Under accounting standards, Village was considered the owner of the Marmora land and building during the construction period as Village had an unlimited obligation to cover building construction costs over a certain amount. Upon the completion of construction, Village did not meet the requirements to qualify for sale-leaseback treatment. Therefore, $9,144 of land, site costs and construction costs paid by the landlord were recorded as property and long-term debt during fiscal 2009.

          Beginning in fiscal 2007, Village loaned the developer of the Franklin store a portion of the funds needed to prepare the site and construct the store. This loan reached a maximum amount of $6,776 during the first quarter of fiscal 2008 and was repaid in the second quarter of fiscal 2008. The developer loan is presented as capital expenditures in the financial statements as Village was considered the owner of the building during the construction period. Upon completion of the construction, Village did not meet the requirements to qualify for sale-leaseback treatment. Therefore, the $6,776 construction loan and $2,684 of land and site costs paid by the landlord were recorded as property and long-term debt.

Related party leases

          The Company leases a supermarket from a realty firm 30% owned by officers of Village. The Company paid rent to related parties under this lease of $595 in fiscal 2009, 2008 and 2007. This lease expires in fiscal 2011 with options to extend at increasing annual rents.

          The Company has ownership interests in four real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of $750, $727 and $722 in fiscal 2009, 2008 and 2007, respectively.

          One of these partnerships is a variable interest entity, which is not consolidated as Village is not the primary beneficiary. This partnership owns one property, a stand-alone supermarket leased to the Company since 1974. Village is a general partner entitled to 33% of the partnerships profits and losses.

          The Company leases the Galloway and Vineland stores from Wakefern under sublease agreements which provide for combined annual rent of $1,227. Both leases contain normal periodic rent increases and options to extend the lease.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)
NOTE 7 — SHAREHOLDERS’ EQUITY

          On December 5, 2008 and March 21, 2007, the Company’s Board of Directors declared two-for-one stock splits of the Class A and Class B common stock. All share and per share amounts have been adjusted for all periods to reflect the stock splits.

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

          Village has two share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $2,573, $1,725 and $1,109 in fiscal 2009, 2008 and 2007, respectively. Total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $900, $538 and $317 in fiscal 2009, 2008 and 2007.

          The 1997 Incentive and Non-Statutory Stock Option Plan (the “1997 Plan”) provided for the granting of options to purchase up to 1,000 shares of the Company’s Class A common stock by officers, employees and directors of the Company as designated by the Board of Directors. The Plan requires incentive stock options to be granted at exercise prices equal to the fair value of Village’s stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while non qualified options may be granted at an exercise price less than fair value. All options granted under this plan were at fair value, vest over a one-year service period and are exercisable up to ten years from the date of grant. There are no shares remaining for future grants under the 1997 Plan.

          On December 10, 2004, the shareholders of the Company approved the Village Super Market, Inc. 2004 Stock Plan (the “2004 Plan”) under which awards of incentive and nonqualified stock options and restricted stock may be made. There are 1,200 shares of Class A common stock authorized for issuance to employees and directors under the 2004 Plan. Terms and conditions of awards are determined by the Board of Directors. Option awards are primarily granted at the fair value of the Company’s stock at the date of grant, cliff vest three years from the grant date and are exercisable up to ten years from the date of grant. Restricted stock awards primarily cliff vest three years from the grant date.

          The following table summarizes option activity under both plans for the following years:

	2009		2008		2007
		Weighted-average		Weighted-average		Weighted-average
	Shares	exercise price	Shares	exercise price	Shares	exercise price
Outstanding at beginning of year	486	$16.54	372	$11.05	440	$9.00
Granted	18	26.14	180	25.33	28	22.21
Exercised	(87)	10.62	(62)	9.47	(76)	3.48
Forfeited	—	—	(4)	10.50	(20)	10.50

Outstanding at end of year	417	$18.21	486	$16.54	372	$11.05

Options exercisable at end of year	190	$10.13	250	$10.05	40	$6.10

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

          As of July 25, 2009, the weighted-average remaining contractual term of options outstanding and options exercisable was 7.2 years and 5.6 years, respectively. As of July 25, 2009, the aggregate intrinsic value of options outstanding and options exercisable was $4,837 and $3,747, respectively. The weighted-average grant date fair value of options granted was $5.51, $5.50 and $6.44 per share in fiscal 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised was $1,626, $883, and $1,514 in fiscal 2009, 2008 and 2007, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company’s stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for securities with a maturity period similar to the expected life of the option.

	2009	2008	2007
Expected life (years)	5.0	5.0	5.0
Expected volatility	28.0%	28.0%	29.0%
Expected dividend yield	2.7%	2.4%	1.7%
Risk-free interest rate	2.4%	2.4%	4.9%

          The following table summarizes restricted stock activity under the 2004 Plan for fiscal 2009, 2008 and 2007:

	2009		2008		2007
		Weighted-average		Weighted-average		Weighted-average
	Shares	grant date fair value	Shares	grant date fair value	Shares	grant date fair value
Nonvested at beginning of year	252	$25.39	208	$10.50	208	$10.50
Granted	16	29.03	250	25.39	—	—
Vested	(1)	27.52	(206)	10.50	—	—
Forfeited	—	—	—	—	—	—

Nonvested at end of year	267	$25.61	252	$25.39	208	$10.50

          As of July 25, 2009, there was $4,473 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of restricted shares vested during fiscal 2009 and 2008 was $33 and $5,165, respectively (none in fiscal 2007).

          Cash received from option exercises under all share-based compensation arrangements was $929, $588 and $266 in fiscal 2009, 2008 and 2007, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements was $545, $283 and $618 in fiscal 2009, 2008 and 2007, respectively.

          The Company declared cash dividends on common stock as follows:

	2009	2008	2007
Per share:
Class A common stock	$.765	$1.91	$.345
Class B common stock	.498	1.24	.224

Aggregate:
Class A common stock	$5,299	$13,155	$2,279
Class B common stock	3,172	7,938	1,432

	$8,471	$21,093	$3,711

          Dividends paid in fiscal 2008 include special dividends totaling $16,578 paid in the third quarter, comprised of $1.50 per Class A common share and $.97 per Class B common share.

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

          Effective July 28, 2007, the Company adopted new accounting standards, which require the recognition of the funded status of the Company’s retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized were recorded as a component of Accumulated other comprehensive income. As a result of adoption, the Company recorded an increase in pension liabilities and accumulated other comprehensive loss of $4,287 at July 28, 2007.

          Net periodic pension cost for the four plans include the following components:

	2009	2008	2007

Service cost	$2,258	$2,259	$2,028
Interest cost on projected benefit obligation	2,124	1,835	1,614
Expected return on plan assets	(1,736)	(1,650)	(1,258)
Amortization of gains and losses	496	454	663
Amortization of prior service costs	8	17	17

Net periodic pension cost	$3,150	$2,915	$3,064

          The changes in benefit obligations and the reconciliation of the funded status of the Company’s plans to the consolidated balance sheets were as follows:

	2009	2008

Changes in Benefit Obligation:
Benefit obligation at beginning of year	$29,904	$29,251
Service cost	2,258	2,259
Interest cost	2,124	1,835
Benefits paid	(1,212)	(760)
Actuarial loss (gain)	7,384	(2,681)
Benefit obligation at end of year	$40,458	$29,904

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$23,433	$21,984
Actual return on plan assets	(2,158)	(744)
Employer contributions	3,080	2,953
Benefits paid	(1,212)	(760)
Fair value of plan assets at end of year	$23,143	$23,433

Funded status at end of year	$(17,315)	$(6,471)

Amounts recognized in the consolidated balance sheets:
Pension liabilities	$(17,315)	$(6,471)
Accumulated other comprehensive loss, net of income taxes	(10,535)	(4,071)

Amounts included in Accumulated other comprehensive loss (pre-tax):
Net actuarial loss	$17,497	$6,723
Prior service cost	33	41

	$17,530	$6,764

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

          The Company expects approximately $1,280 of the net actuarial loss and $8 of the prior service cost to be recognized as a component of net periodic benefit costs in fiscal 2010.

          The accumulated benefit obligations of the four plans were $32,020 and $24,789 at July 25, 2009 and July 26, 2008, respectively.

          Assumptions used to determine benefit obligations and net periodic pension cost for the Company’s defined benefit plans were as follows:

	2009	2008	2007
Assumed discount rate – net periodic pension cost	7.01%	6.25%	6.25%
Assumed discount rate – benefit obligation	5.87%	7.01%	6.25%
Assumed rate of increase in compensation levels	4-4.5%	4-4.5%	4-4.5%
Expected rate of return on plan assets	7.5%	7.5%	7.5%

          The expected rate of return on plan assets represents the weighted average of expected returns for each asset category. The expected returns for each asset category are developed using historical data on returns. The defined benefit pension plans weighted average asset allocations by asset category were as follows:

	Target	Actual allocations
	allocation	2009	2008

Equities	50 - 70%	58	63%
Fixed income securities	25 - 35%	39	34
Cash equivalents and other assets	0 - 10%	3	3
Total		100%	100%

          Investments in the pension trusts are overseen by the trustees of the plans, who are officers of Village. Overall investment strategy and policy has been developed based on the need to satisfy the long-term liabilities of the Company’s pension plans. Risk management is accomplished through diversification across asset classes, multiple investment portfolios and investment guidelines. Equity investments consist of publicly traded securities and investments in broad market index funds. In addition, one plan held Class A common stock of Village in the amount of $661 and $957 at July 25, 2009 and July 26, 2008, respectively. Fixed income securities consist of a broad range of investments including U.S. government securities, corporate debt securities, mortgage-backed obligations and short-term bond mutual funds. The plans do not allow for investments in derivative instruments.

          Based on actuarial assumptions, estimated future defined benefit payments, which may be significantly impacted by participant elections related to retirement dates and forms of payment, are as follows:

Fiscal Year

2010	$4,845
2011	872
2012	835
2013	4,889
2014	1,422
2015 - 2019	16,356

          The Company expects to contribute $3,000 in cash to all defined benefit pension plans in fiscal 2010.

          The Company also participates in several multi-employer pension plans for which the fiscal 2009, 2008, and 2007 contributions were $5,325, $4,932 and $4,802, respectively. Based on the most recent information available, the Company believes a number of these multi-employer plans are underfunded. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan’s underfunding that is allocable to the withdrawing employer under actuarial and allocation rules. The failure of a withdrawing employer to fund these obligations can impact remaining employers. The amount of any increase or decrease in Village’s required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations and the actual return on assets held in the plans, among other factors.

          The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $279, $276 and $257 in fiscal 2009, 2008, and 2007, respectively.

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

          On April 22, 2009, a Court formally invalidated the developer’s approval for our Washington replacement store. In September 2009, the Planning Board began consideration of the revised site plan. The Company anticipates approval of the revised plan by the end of November 2009. The Company’s investment in construction and equipment is $10,452 at July 25, 2009. If the developer is unsuccessful in obtaining the required approvals, the Company may record an impairment charge for this investment, which could be material to the Company’s consolidated financial position and results of operations.

NOTE 10 — SUBSEQUENT EVENT

          The Company’s leasehold interest in the current Washington store had been the subject of litigation related to the lease-end date, rent amounts and other matters. On July 30, 2009, the Company settled all litigation with the landlord and purchased the land and building for $3,100. During the fourth quarter of fiscal 2009, the Company recorded a pre-tax charge of $1,200 related to this litigation. This charge was based on the consideration paid in excess of the fair value of the property. In addition to settling the litigation, the purchase of the current Washington store property eliminated any potential time period between the closing of the current Washington store and the opening of the planned replacement store.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

          The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control -Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was effective as of July 25, 2009.

          The Company’s independent registered public accounting firm has audited the accompanying consolidated financial statements and the Company’s internal control over financial reporting. The report of the independent registered public accounting firm is included below.

James Sumas	Kevin R. Begley
Chairman of the Board and Chief Executive Officer	Chief Financial Officer
Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Village Super Market, Inc.:

          We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 25, 2009 and July 26, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 25, 2009. We also have audited Village Super Market, Inc.’s internal control over financial reporting as of July 25, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Village Super Market, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 25, 2009 and July 26, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended July 25, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Village Super Market, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 25, 2009, based on criteria established in Internal Control - Integrated Framework issued by COSO.

          As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes effective July 29, 2007.

Short Hills, New Jersey
October 7, 2009

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Stock Price and Dividend Information

          The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Global Select Market under the symbol “VLGEA.” The table below sets forth the high and low last reported sales price for the fiscal quarter indicated.

	High	Low
2009
4th Quarter	$31.77	$26.22
3rd Quarter	32.61	24.48
2nd Quarter	28.69	19.70
1st Quarter	25.75	20.09

2008
4th Quarter	$23.89	$18.79
3rd Quarter	26.19	22.10
2nd Quarter	28.05	22.69
1st Quarter	26.99	21.51

          As of October 1, 2009, there were approximately 700 holders of Class A common stock.

          During fiscal 2009, the Company declared cash dividends of $.765 per Class A common share and $.498 per Class B common share.

          During fiscal 2008, the Company declared cash dividends of $1.91 per Class A common share and $1.24 per Class B common share. In addition to quarterly dividends, these dividends include special dividends paid in the third quarter of $1.50 per Class A common share and $.97 per Class B common share.

          On December 5, 2008, the Company declared a two-for-one stock split. All per share amounts have been adjusted for all periods to reflect the split.

This page intentionally left blank