Form 10-K, Exhibit 13
period 2010-07-31
VILLAGE SUPER MARKET INC
filed 2010-10-12
CIK 103595

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Contents

Letter to Shareholders	2

Selected Financial Data	3

Unaudited Quarterly Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations.	4

Consolidated Balance Sheets	10

Consolidated Statements of Operations	11

Consolidated Statements of Shareholders’ Equity and Comprehensive Income	12

Consolidated Statements of Cash Flows	13

Notes to Consolidated Financial Statements	14

Management’s Report on Internal Control over Financial Reporting	27

Report of Independent Registered Public Accounting Firm	27

Stock Price and Dividend Information	28

Corporate Directory	Inside back cover

1

VILLAGE SUPER M ARKET, INC. AND SUBSIDIARIES

Dear Fellow Shareholders

The supermarket industry, and our customers, faced significant challenges this year. Our customers reacted to the weak economy and high unemployment by spending cautiously. Customers traded down to lower priced items, used more coupons, and bought more items on sale. The deflationary trend that began in the second half of fiscal 2009 continued in fiscal 2010.  As a result of these factors, same store sales declined .7% in fiscal 2010.

Despite these challenges, we achieved solid results in fiscal 2010.  Net income was $25.4 million, a decrease of 7%.   Excluding the $1.2 million estimated positive impact of a 53rd week this year and the $.7 million litigation charge last year, net income decreased 13%. This is the second highest net income in our Company’s 73 year history.  Sales increased 4.4% to $1.26 billion.

Village spent $20.2 million on capital expenditures in fiscal 2010.  On February 21, 2010, we opened a 62,700 sq. ft. replacement store in Washington, NJ.  We installed 1,000 solar panels on the roof of the Garwood store, reducing both carbon emissions and energy costs. Village has a high cash position and virtually no debt other than leases. This financial strength provides us the liquidity and flexibility to capitalize on any opportunities these difficult markets may provide us.

We continue to develop new ways to interact with customers to improve the shopping experience. Customers can now save on- line coupons directly to their PricePlus card. ShopRite®   introduced an app for smart phones this year enabling customers to browse our circular, create and edit shopping lists, and essentially bring the power of shoprite.com to smart phones.

We continue to create ways to provide more value to customers. ShopRite®   began selling a 90 day supply of over 300 generic drugs for $9.99 a year ago. This year we added a 30 day supply of certain generics for $3.99, and free generic diabetes drugs and antibiotics.

The Board increased the dividend again in fiscal 2010, distributing a total of $10.8 million to shareholders. The annualized dividend is currently $1.00 per Class A share and $.65 per Class B share.

While this is a challenging environment, Village’s performance has remained strong. Our 4,900 associates adapted to the difficult environment to continue to execute our priorities: offer a wide variety of high quality products at consistently low prices, provide superior customer service, create unique marketing initiatives, and continually improve our stores.

As always, we thank you for your support.

James Sumas,
Chairman of the Board
October 2010

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Selected Financial Data
(Dollars in thousands except per share and square feet data)

	July 31,	July 25,	July 26,	July 28,	July 29,
	2010	2009	2008	2007	2006
For year
Sales	$1,261,825	$1,208,097	$1,127,762	$1,046,435	$1,016,817
Net income	25,381	27,255	22,543	20,503	16,487
Net income as a % of sales	2.01%	2.26%	2.00%	1.96%	1.62%
Net income per share(1):
Class A common stock:
Basic	$2.28	$2.46	$2.04	$1.91	$1.54
Diluted	1.88	2.02	1.67	1.56	1.26
Class B common stock:
Basic	1.48	1.60	1.33	1.24	1.00
Diluted	1.47	1.59	1.33	1.22	.99
Cash dividends per share
Class A	.970	.765	1.91	.345	.202
Class B	.631	.498	1.24	.224	.132

At year-end
Total assets	$357,129	$338,810	$305,380	$283,123	$269,475
Long-term debt	41,831	32,581	27,498	21,767	27,110
Working capital	41,201	30,856	8,871	22,359	44,096
Shareholders’ equity	205,775	187,398	171,031	167,565	150,505
Book value per share	15.35	14.03	12.90	12.87	11.63
Other data
Same store sales increase (decrease)	(.7%)	4.8%	2.5%	2.9%	3.3%
Total square feet	1,483,000	1,462,000	1,394,000	1,272,000	1,272,000
Average total sq. ft. per store	57,000	56,000	56,000	55,000	55,000
Selling square feet	1,171,000	1,155,000	1,103,000	1,009,000	1,009,000
Sales per average square foot of selling space	$1,085	$1,070	$1,068	$1,037	$1,008
Number of stores	26	26	25	23	23
Sales per average number of stores	$48,532	$47,376	$46,990	$45,497	$44,209
Capital expenditures	$20,204	$26,625	$24,898	$15,692	$14,296

Unaudited Quarterly  Financial Data
(Dollars in thousands except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2010
Sales	$302,784	$315,309	$300,991	$342,741	$1,261,825
Gross profit	80,568	86,156	82,413	93,788	342,925
Net income	4,542	6,737	5,205	8,897	25,381
Net income per share:
Class A common stock:
Basic	.41	.61	.47	.80	2.28
Diluted	.34	.50	.39	.66	1.88
Class B common stock:
Basic	.27	.39	.30	.52	1.48
Diluted	.26	.39	.30	.51	1.47

2009
Sales	$290,984	$312,714	$293,474	$310,925	$1,208,097
Gross profit	79,471	85,061	80,070	85,943	330,545
Net income	6,367	7,956	6,252	6,680	27,255
Net income per share(1):
Class A common stock:
Basic	.58	.72	.56	.60	2.46
Diluted	.47	.59	.46	.49	2.02
Class B common stock:
Basic	.38	.47	.37	.39	1.60
Diluted	.37	.46	.36	.39	1.59

Fiscal 2010 contains 53 weeks, with the additional week included in the fourth quarter. All other fiscal years contain 52 weeks.

(1)     Net income per share amounts for prior periods have been revised to reflect the adoption of a new accounting standard requiring share-based awards containing non-forfeitable rights to dividends be treated as participating securities. See note 1 to the consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(Dollars in thousands except per share and per square foot data)

OVERVIEW

Village Super Market, Inc. (the “Company” or “Village”)  operates a chain  of  26  ShopRite  supermarkets in  New Jersey  and  northeastern  Pennsylvania.  Village  opened a replacement  store in Washington, NJ  on February 21, 2010. Village is the second largest member of Wakefern Food Corporation   (“Wakefern”), the  nation’s  largest retailer-owned food cooperative and owner of the ShopRite name. This ownership interest in Wakefern provides Village many of the economies of scale in purchasing, distribution, advanced retail technology and  advertising associated with larger chains.

The Company’s stores, five of which are owned, average 57,000 total square  feet.  Larger store  sizes  enable Village to   offer  the  specialty departments  that  customers desire for   one-stop  shopping,  including pharmacies, natural and  organic  departments, ethnic and  international foods, and home meal replacement. During fiscal 2010, sales per store were $48,532 and sales per square foot of selling space were $1,085. Management  believes these figures are among the highest in the supermarket industry.

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

During  fiscal 2010,  the  supermarket industry  was   impacted  by changing  consumer  behavior due  to  the  weak   economy  and  high unemployment.  Consumers are increasingly cooking meals at home,  but spending cautiously by trading  down  to  lower priced items, including private label, and concentrating their buying on sale items. The deflationary trend in  food prices that  began during the second half of fiscal 2009 continued in fiscal 2010. As a result of these trends, same  store sales, excluding  the 53rd week, declined .7% in fiscal 2010. This compares to a same store sales increase in fiscal 2009 of 4.8%.

The Company’s  leasehold interest in the old Washington  store had been the subject of litigation related to the lease-end date, rent amounts and other matters. On July 30, 2009, the Company settled all litigation with the landlord and purchased the land and  building for $3,100. During the fourth quarter of fiscal 2009,  the Company recorded a pre-tax charge of $1,200 related to this litigation. This charge was based on the consideration paid in excess of the fair value of the property. In addition to settling the litigation, the purchase of the old Washington store property eliminated any potential time period between the closing of the old Washington store and the  opening  of the replacement store. The  property is currently being marketed for sale.

The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2010 contains 53 weeks. The inclusion of the 53rd week in fiscal 2010 had an estimated positive impact on net income of $1,200. Fiscal 2009 and 2008 contain 52 weeks.

RESULTS OF OPERATIONS

The following table sets forth the components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	July 31, 2010	July 25, 2009	July 26, 2008
Sales	100.00%	100.00%	100.00%
Cost of sales	72.82	72.64	72.94
Gross profit	27.18	27.36	27.06
Operating and administrative expense	22.25	22.15	22.41
Depreciation and amortization	1.34	1.27	1.22
Operating income	3.59	3.94	3.43
Interest expense	(.29)	(.25)	(.26)
Interest income	.16	.17	.27
Income before income taxes	3.46	3.86	3.44
Income taxes	1.45	1.60	1.44
Net income	2.01%	2.26%	2.00%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SALES

Sales were $1,261,825 in fiscal 2010, an increase of $53,728, or 4.4% from the prior year.  Sales increased  due to opening of the Marmora, NJ store on May 31, 2009 and the opening of the Washington, NJ replacement store on February 21, 2010.   In  addition, sales increased approximately $21,000, or 1.7%, due to fiscal 2010 containing 53 weeks. Same store sales, excluding the impact of the 53rd week, declined .7%.   Same store sales declined due to cannibalization from the opening of the Marmora store and reduced sales in three stores due to competitive store openings. In addition, sales were impacted in  fiscal 2010 by deflation and changing consumer behavior due to economic weakness, which has resulted in increased coupon usage, sale item penetration and trading down. Same store sales in the fourth quarter of fiscal 2010, excluding the 53rd week, were flat.  The Company expects same store sales, excluding the impact of the 53rd week, for fiscal 2011 to range from 0% to 2% as we expect the deflationary trend to end. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations are included in same store sales immediately.

Sales were $1,208,097 in fiscal 2009, an increase of $80,335, or 7.1% from the prior year.  Sales increased primarily due to a  same store sales increase of 4.8%, a full year’s operations of the Galloway, NJ and Franklin, NJ stores, which opened on October  3, 2007 and November 7, 2007, respectively, and the opening of a new store in Marmora on May 31, 2009. Same store sales  increased 4.8% in fiscal 2009 due to higher sales at the Galloway and Franklin stores after their inclusion in same stores sales, and improved transaction counts at most stores. Inflation in the second half of fiscal 2009 was lower than inflation in fiscal 2008 and the first half of fiscal 2009.

GROSS  PROFIT

Gross profit as a percentage of sales decreased .18% in  fiscal  2010 compared to the prior year primarily due to decreased departmental gross margin percentages (.22%),  higher  promotional spending (.14%)  and increased warehouse  assessment  charges from Wakefern (.07%).   These decreases  were partially offset by higher patronage dividends (.12%), a LIFO benefit in fiscal 2010 compared to a charge in 2009  (.11%) and improved product mix (.04%).

Gross profit as a percentage of sales increased .30% in  fiscal  2009 compared to the prior year, principally due to improved departmental gross margin percentages, as changes in product  mix, promotional spending, warehouse assessment charges and LIFO charges had minimal impact on gross profit as a percentage of sales.

OPERATING AND  ADMINISTRATIVE EXPENSE

Operating and administrative expense increased .10% as a percentage of sales in fiscal 2010 compared to the prior year primarily due to increased fringe benefit (.18%) and snow  removal (.04%) costs,  and the loss of operating leverage from the .7% same store sales decline in the current year. These increases  were partially offset by the prior year including a charge (.10%)  for litigation related to  the old Washington store and leverage provided by the additional sales week in fiscal 2010.

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

DEPRECIATION AND  AMORTIZATION

Depreciation and amortization expense was $16,900, $15,319  and $13,713 in fiscal 2010, 2009 and 2008, respectively.   Depreciation and amortization expense increased in fiscal 2010 and 2009 compared to the prior years due to depreciation related to fixed asset additions, including the new stores.

INTEREST  EXPENSE

Interest expense was $3,660, $3,016 and $2,986 in fiscal 2010, 2009 and 2008, respectively. Interest expense increased in fiscal 2010 and 2009 compared to the prior years due to interest on the Marmora store financing lease, partially offset by lower interest expense due to payments on loans.

INTEREST  INCOME

Interest income was $2,020, $2,064 and $3,030 in fiscal 2010, 2009 and 2008, respectively.  Interest expense was similar in fiscal 2010 compared to fiscal 2009 as amounts invested and  interest rates were comparable. Interest income declined in fiscal 2009 due to lower interest rates received.

INCOME TAXES

The  Company’s  effective income tax rate was 41.8%, 41.5%  and 41.9% in fiscal 2010, 2009 and 2008, respectively.

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

Goodwill is tested for impairment at the end of each fiscal  year, or more frequently if circumstances dictate. Since the Company’s stock is not widely traded, management utilizes valuation techniques, such as earnings multiples, in addition to  the  Company’s  market capitalization to assess goodwill for  impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of Village’s one reporting unit exceeds its carrying value at July 31, 2010. Should the Company’s carrying value of its one reporting unit exceed its fair value, the amount  of any resulting goodwill impairment may be  material to  the Company’s financial osition and results of operations.5

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

PATRONAGE  DIVIDENDS

As a stockholder of Wakefern, Village earns a share of  Wakefern’s earnings, which are distributed as a “patronage dividend” (see Note 3). This dividend is based on  a  distribution  of  substantially all of Wakefern’s operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. Village accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of Village’s share of this annual dividend based on Village’s  estimated proportional  share of the dollar volume of business transacted with  Wakefern  that year. The amount of patronage dividends receivable based on these estimates were $8,758 and $7,446 at July 31, 2010 and July 25, 2009, respectively.

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

The objective of the discount rate assumption is to reflect the rate at which the Company’s pension obligations could be effectively settled based on the expected timing and amounts of  benefits payable to participants under the plans. Our methodology for selecting the discount rate as of July 31, 2010 was to match the plans cash flows to that of a yield curve on high- quality fixed-income investments. Based on  this  method, we utilized a weighted-average discount rate of 5.19%  at July 31, 2010 compared to 5.87% at July 25, 2009. The 68 basis point decrease in the discount rate, and a change in the mortality table utilized, increased the projected benefit obligation at July 31, 2010 by approximately $2,429. Village evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4 to 4.5% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

Sensitivity to changes in the major assumptions used in the calculation of the Company’s pension plans is as follows:

Projected benefit
	Percentage	obligation	Expense
	point change	decrease (increase)	decrease (increase)
Discount rate	+/- 1.0%	$3,867 ($4,696)	$ 93 ($ 110)
Expected return on assets	+/- 1.0%	—	$ 229 ($ 229)

Village contributed  $3,045  and  $3,080  in  fiscal 2010  and  2009, respectively, to these Company-sponsored pension plans. Village expects to contribute $3,000 in fiscal 2011 to  these  plans. The  2010, 2009 and expected 2011 contributions are substantially all voluntary contributions.

SHARE-BASED EMPLOYEE  COMPENSATION

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

LIQUIDITY and CAPITAL RESOURCES

CASH  FLOWS

Net cash provided by operating activities was $35,313 in fiscal 2010 compared to $47,863 in fiscal 2009. This decrease is primarily attributable to a decrease in payables in fiscal 2010 compared to an increase in payables in fiscal 2009.  The changes in payables balances outstanding were due to differences in the timing of payments.

During fiscal 2010, Village used cash to fund capital expenditures of $20,204,  dividends of $10,820 and debt payments of $5,448.    Capital expenditures include the completion of construction and equipment for the replacement store in Washington, installation of a solar energy system at the Garwood store, and several small remodels. Debt payments include the final installment of $4,286 on Village’s unsecured Senior Notes.

Net cash provided by operating activities was $47,863 in fiscal 2009 compared to $45,339 in fiscal 2008. This increase is primarily attributable to improved net income and higher depreciation in fiscal 2009 and a smaller increase in  inventories   in   fiscal 2009  than  in  fiscal 2008.  These improvements were partially offset by a smaller increase in payables in fiscal 2009 than in fiscal 2008.  Inventories  increased less in fiscal 2009 than in fiscal 2008 due to the addition of only one new store  in fiscal 2009 compared to  two new stores in fiscal 2008.  The changes in payables balances outstanding are due to differences in the timing of payments.

During fiscal 2009, Village used cash to fund capital expenditures of $26,625,  dividends of $8,471 and debt payments of $5,618.  Capital expenditures consisted primarily of construction and equipment for the new store in Marmora, NJ, which opened May 31, 2009, and construction of the replacement store in Washington, NJ. Debt payments made include the sixth installment of $4,286 on Village’s unsecured Senior Notes.6

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY and DEBT

Working capital was $41,201, $30,856 and $8,871 at July 31, 2010, July 25, 2009 and July 26, 2008, respectively. Working capital ratios at the same dates were 1.49, 1.33 and 1.10 to one, respectively. The increased working capital in fiscal 2010 is primarily due to a reduction in short term notes payable and accounts payable. The Company’s working capital needs are reduced since inventory is generally sold before payments to Wakefern and other suppliers are due.

Village has budgeted approximately $12,000 for capital expenditures in fiscal 2011. Planned expenditures include the purchase of land for future development and several small remodels.  The Company’s primary sources of liquidity in fiscal 2011 are expected to be cash and cash equivalents on hand at July 31, 2010 and operating cash flow generated in fiscal 2011.

At July 31,  2010,  the  Company had a $18,204  15-month  note receivable due from Wakefern earning a fixed  rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on  August 30, 2011. On  December 8, 2009, a $15,822 note receivable from Wakefern matured and is currently invested in overnight deposits at Wakefern.

On  December 19, 2008, Village amended its unsecured  revolving credit agreement, which would have expired on September 16, 2009.  The amended  agreement  increased the   maximum  amount  available for borrowing to $25,000 from  $20,000.   This loan agreement expires on December 31, 2011 with two one-year extensions available if exercised by both  parties. Other  terms of  the  amended  revolving loan agreement, including covenants, are similar to the previous agreement. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the  Company’s  option, plus applicable margins based on the  Company’s fixed charge coverage ratio. There were no amounts outstanding at July 31, 2010 or July 25, 2009 under this facility.

The revolving loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net  worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 31, 2010, the Company was in compliance with all terms and covenants of the revolving loan  agreement.  Under  the  above  covenants,   Village had approximately  $118,000 of net worth available  at  July 31, 2010 for the payment of dividends.

During fiscal 2010, Village paid cash dividends of $10,820.  Dividends in fiscal 2010 consist of $.97 per Class A common share and $.631 per Class B common share.

During fiscal 2009, Village paid cash dividends of $8,471. Dividends in fiscal 2009 consist of $.765 per Class A common share and $.498 per Class B common share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below presents significant contractual obligations of the Company at July 31, 2010:

	Payments due by fiscal period
	2011	2012	2013	2014	2015	Thereafter	Total
Capital and financing leases (2)	$4,025	$4,025	$4,025	$4,285	$4,475	$92,946	$113,781
Operating leases (2)	8,788	7,601	6,505	5,957	5,658	50,831	85,340
Notes payable to
Related party	341	347	365	365	264	139	1,821
	$13,154	$11,973	$10,895	$10,607	$10,397	$143,916	$200,942

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).
(2)
The above amounts for capital, financing and operating  leases include interest, but do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2010: Real estate taxes - $3,892; common area maintenance -$2,256; insurance - $218; and contingent rentals - $932.

(3)
Pension plan funding requirements are excluded from the above table as estimated contribution amounts for future years are uncertain. Required future contributions will be determined by, among other factors, actual investment performance of plan assets, interest rates required to be used to calculate pension obligations, and changes in legislation. The Company expects to contribute $3,000 in fiscal 2011 to fund Company-sponsored defined benefit pension plans compared to actual contributions of $3,045 in fiscal 2010. The table also excludes contributions under various multi-employer pension plans, which totaled $5,895 in fiscal 2010.

(4)	The amount of unrecognized tax benefits of $6,662 at July 31, 2010 has been excluded from this table because a reasonable estimate of the timing of future tax settlements cannot be determined.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

RECENTLY  ISSUED  ACCOUNTING STANDARDS

In June 2009, new accounting standards were issued which change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  These standards are effective beginning August 1, 2010 and earlier application is prohibited. We are currently evaluating the impact these standards may have on our consolidated financial position and results of operations.

RECENTLY  ADOPTED  ACCOUNTING STANDARDS

Effective July 26, 2009, the Company adopted a new  accounting standard defining fair value and establishing a framework for measurement of fair value for non-financial assets and liabilities that are not remeasured at fair value on a recurring  basis. This includes fair value calculated in impairment  assessments of  goodwill and  other  long-lived assets. The adoption had no impact on the Company’s consolidated financial position or results of operations

On July 26, 2009, the Company adopted a new accounting standard requiring unvested share-based payment awards that contain nonforfeitable rights to  dividends be treated as  participating  securities and  therefore included in computing net income per share using the two-class method. All prior period net income per share data has been adjusted to reflect the new standard.

OUTLOOK

This annual report contains certain forward-looking statements about Village’s future performance. These statements are based on management’s assumptions and beliefs in light of information currently available. Such statements relate to, for example:   economic conditions; expected pension plan contributions; projected capital expenditures; cash flow requirements; inflation expectations; and legal matters; and are indicated by words such as “will,” “expect,”  “should,” “intend,” “anticipates”, “believes” and  similar words  or phrases.  The Company cautions the reader  that  there is no assurance that actual results or business conditions will not differ materially from the results expressed, suggested or implied by such forward-looking statements.  The Company  undertakes no obligation to update forward- looking statements  to reflect developments or information obtained after the date hereof.

●	We expect same store sales to range from 0% to 2% in fiscal 2011, excluding the impact of the 53rd week that occurred in fiscal 2010.

●
During fiscal 2010, the supermarket industry was impacted by changing consumer behavior due to the weak economy and high unemployment. Consumers  are  increasingly cooking  meals   at   home,  but  spending cautiously by trading down to lower priced items, including private label, and concentrating their buying on sale items. Management expects these trends to continue at least through the first half of fiscal 2011.

●	We expect slight retail price inflation in fiscal 2011. Fiscal 2010 was deflationary.

●	We have budgeted $12,000 for capital expenditures in fiscal 2011, which includes the purchase of land for future development and several small remodels.

●
We believe cash flow from operations and other sources of liquidity will be adequate to meet anticipated requirements for working capital, capital expenditures and debt payments for the foreseeable future.

●	We expect our effective income tax rate in fiscal 2011 to be 41-42%.

●	We expect operating expenses will be affected by increased costs in certain areas, such as medical and pension costs, and credit card fees.

Various uncertainties and other factors could cause actual  results to differ from the forward-looking statements contained in this report. These include:

●
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

●
The Company’s stores are concentrated in New Jersey, with one store in northeastern Pennsylvania. We are vulnerable to economic downturns in New Jersey in addition to those that may affect the country as a whole. Economic conditions such as inflation, deflation, interest rates, energy costs and unemployment rates may adversely affect our sales and profits.

●
Village purchases substantially all of its merchandise from Wakefern. In addition, Wakefern provides the Company with support services in numerous areas including supplies, advertising, liability and property insurance, technology support and other store services. Further, Village receives patronage dividends and other product incentives from Wakefern. Any material change in Wakefern’s method of operation or a termination or material modification of Village’s relationship with Wakefern could have an adverse impact on the conduct of the Company’s business and could involve additional expense for Village. The failure of any Wakefern member to fulfill its obligations to Wakefern or a member’s insolvency or withdrawal from Wakefern could result in increased costs to the Company.  Additionally, an adverse change in Wakefern’s results of operations could have an adverse effect on Village’s results of operations.

●
Approximately 93% of our employees are covered by collective bargaining agreements. Any work stoppages could have an adverse impact on our financial results. If we are unable to control health care and pension costs provided for in the collective bargaining agreements, we may experience increased operating costs.

●
Village could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

8

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

●
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

●	Our effective tax rate may be impacted by the results of tax examinations and changes in tax laws.

RELATED PARTY TRANSACTIONS

The Company holds an investment in Wakefern, its principal supplier. Village purchases substantially all of its merchandise  from Wakefern in accordance with the Wakefern Stockholder  Agreement. As part of this agreement, Village  is required to  purchase certain amounts of Wakefern common stock. At July 31, 2010, the Company’s indebtedness to Wakefern for the  outstanding  amount of this stock subscription was $1,821. The maximum per store investment, which is currently $750, increased by $25 in both fiscal 2010 and 2009, resulting in additional investments of $590 and $550, respectively. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by  the  member  from  Wakefern during  the  year. Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Additional information  is provided in Note 3 to the consolidated financial statements.

At July 31,  2010,  the  Company had  a $18,204  15-month  note receivable due from Wakefern earning a fixed  rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment  on the due date. This note currently is scheduled to mature on  August 30,  2011.  On  December 8,  2009,  a $15,822  note receivable from Wakefern matured and is currently invested in  overnight deposits at Wakefern.

At July 31, 2010, Village had demand deposits invested at Wakefern in the amount of $51,174. These deposits earn overnight money market rates.

On August 11, 2007, the Company acquired the fixtures and lease of a store location in Galloway Township, NJ from Wakefern for $3,500.

The  Company subleases the  Galloway and  Vineland stores  from Wakefern at combined current annual rents of $1,227. Both leases contain normal periodic rent increases and options to extend the lease.

Village leases a supermarket from a realty firm partly owned by officers of Village. The Company paid rent to this related party of $595 in fiscal years 2010, 2009 and 2008. This lease expires in fiscal 2016 with options to extend at increasing annual rents.

The Company has ownership interests in three real estate partnerships.  Village paid aggregate rents to two of these partnerships for leased stores of approximately $781, $750 and $727 in fiscal years 2010, 2009 and 2008, respectively.

IMPACT OF INFLATION AND  CHANGING PRICES

Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced deflation in fiscal 2010 compared to inflation in fiscal 2009 and 2008. The Company recorded a pre-tax LIFO benefit of $418 in fiscal 2010 compared to a pre-tax LIFO charge of $964 and $742 in fiscal 2009 and 2008, respectively. The Company calculates LIFO based on CPI indices published by the Department of Labor, which indicated weighted- average CPI changes of (1.3%), 3.3%, and 2.7% in fiscal 2010, 2009 and 2008, respectively.

MARKET  RISK

At July 31, 2010, the Company had demand deposits of $51,174 at Wakefern earning interest at overnight money  market  rates, which are exposed to the impact of interest rate changes.

At July 31,  2010  the  Company had  a  $18,204  15-month  note receivable due from Wakefern earning a fixed  rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment  on the due date. This note currently is scheduled to mature on August 30, 2011.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands)

	July 31,	July 25,
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$69,043	$54,966
Merchandise inventories	36,256	34,273
Patronage dividend receivable	8,758	7,446
Note receivable from Wakefern	—	15,684
Other current assets	11,825	12,189

Total current assets	125,882	124,558

Note receivable from Wakefern	18,204	16,983
Property, equipment and fixtures, net	175,286	162,261
Investment in Wakefern	20,263	19,673
Goodwill	10,605	10,605
Other assets	6,889	4,730

	$357,129	$338,810

LIABILITIES and SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$—	$4,286
Capital and financing lease obligations	13	269
Notes payable to Wakefern	341	269
Accounts payable to Wakefern	47,088	53,487
Accounts payable and accrued expenses	12,609	14,558
Accrued wages and benefits	11,825	11,481
Income taxes payable	12,805	9,352

Total current liabilities	84,681	93,702

Long-term Debt
Capital and financing lease obligations	40,351	30,752
Notes payable to Wakefern	1,480	1,829

Total long-term debt	41,831	32,581

Deferred income taxes	1,372	2,397
Pension liabilities	18,299	17,315
Other liabilities	5,171	5,417

Commitments and Contingencies (Notes 3, 4, 5, 6 and 9)

Shareholders’ Equity
Preferred stock, no par value:
Authorized 10,000 shares, none issued	—	—
Class A common stock, no par value:
Authorized 20,000 shares; issued 7,541 shares at July 31, 2010 and 7,538 shares at July 25, 2009	32,434	28,982
Class B common stock, no par value:
Authorized 20,000 shares; issued and outstanding 6,376 shares	1,035	1,035
Retained earnings	185,790	171,229
Accumulated other comprehensive loss	(10,421)	(10,535)
Less treasury stock, Class A, at cost (513 shares
at July 31, 2010 and 555 shares at July 25, 2009)	(3,063)	(3,313)

Total shareholders’ equity	205,775	187,398

	$357,129	$338,810

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except per share amounts)

	July 31, 2010	Years ended July 25, 2009	July 26, 2008

Sales	$1,261,825	$1,208,097	$1,127,762
Cost of sales	918,900	877,552	822,564

Gross profit	342,925	330,545	305,198

Operating and administrative expense	280,767	267,667	252,739
Depreciation and amortization	16,900	15,319	13,713

Operating income	45,258	47,559	38,746

Interest expense	(3,660)	(3,016)	(2,986)
Interest income	2,020	2,064	3,030

Income before income taxes	43,618	46,607	38,790
Income taxes	18,237	19,352	16,247

Net income	$25,381	$27,255	$22,543

Net income per share: Class A common stock:
Basic	$2.28	$2.46	$2.04
Diluted	$1.88	$2.02	$1.67

Class B common stock:
Basic	$1.48	$1.60	$1.33
Diluted	$1.47	$1.59	$1.33

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(in thousands)

Years ended July 31, 2010, July 25, 2009 and July 26, 2008

						Accumulated
	Class A		Class B			other	Treasury stock		Total
	Common stock		Common stock		Retained	comprehensive	Class A		shareholders’
	Shares issued	Amount	Shares issued	Amount	earnings	gain (loss)	Shares	Amount	equity
Balance, July 28, 2007	7,272	$22,649	6,376	$1,035	$150,596	$(4,526)	624	$(2,189)	$167,565
Net income	—	—	—	—	22,543	—	—	—	22,543
Recognition of pension actuarial loss, net of tax of $188	—	—	—	—	––	283	—	—	283
Reduction of pension liability, net of tax of $115	—	—	—	—	––	172	—	—	172
Comprehensive income									22,998
Uncertain tax position adjustment	—	—	—	—	399	—	—	—	399
Dividends	—	—	—	—	(21,093)	—	—	—	(21,093)
Exercise of stock options	—	236	—	—	—	—	(62)	352	588
Treasury stock purchases	—	—	—	—	—	—	80	(1,999)	(1,999)
Share-based compensation expense	250	1,725	—	—	––	—	—	—	1,725
Excess tax benefits from exercise of stock options and restricted share vesting	—	848	—	—	—	—	—	—	848
Balance, July 26, 2008	7,522	25,458	6,376	1,035	152,445	(4,071)	642	(3,836)	171,031
Net income	—	—	—	—	27,255	—	—	—	27,255
Recognition of pension actuarial loss, net of tax of $201	—	—	—	—	––	303	—	—	303
Increase in pension liability, net of tax of $4,511	—	—	—	—	––	(6,767)	—	—	(6,767)
Comprehensive income									20,791
Dividends	—	—	—	—	(8,471)	—	—	—	(8,471)
Exercise of stock options	—	406	—	—	—	—	(87)	523	929
Share-based compensation expense	16	2,573	—	—	––	—	—	—	2,573
Excess tax benefits from exercise of stock options and restricted share vesting	—	545	—	—	—	—	—	—	545
Balance, July 25, 2009	7,538	28,982	6,376	1,035	171,229	(10,535)	555	(3,313)	187,398
Net income	—	—	—	—	25,381	—	—	—	25,381
Recognition of pension actuarial loss, net of tax of $496	—	—	—	—	––	744	—	—	744
Increase in pension liability, net of tax of $420	—	—	—	—	––	(630)	—	—	(630)
Comprehensive income									25,495
Dividends	—	—	—	—	(10,820)	—	—	—	(10,820)
Exercise of stock options	—	236	—	—	—	—	(42)	250	486
Share-based compensation expense	3	2,929	—	—	––	—	—	—	2,929
Excess tax benefits from exercise of stock options and restricted share vesting	—	287	—	—	—	—	—	—	287
Balance, July 31, 2010	7,541	$32,434	6,376	$1,035	$185,790	$(10,421)	513	$(3,063)	$205,775

1See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)
		Years ended
	July 31, 2010	July 25, 2009	July 26, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$25,381	$27,255	$22,543
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	16,900	15,319	13,713
Non-cash share-based compensation	2,929	2,573	1,725
Deferred taxes	(900)	(16)	58
Provision to value inventories at LIFO	(418)	964	742
Changes in assets and liabilities:
Merchandise inventories	(1,565)	(2,164)	(4,023)
Patronage dividend receivable	(1,312)	(568)	(478)
Accounts payable to Wakefern	(6,399)	1,142	10,435
Accounts payable and accrued expenses	(1,949)	885	(2,084)
Accrued wages and benefits	344	1,459	1,295
Income taxes payable	3,453	311	3,177
Other assets and liabilities	(1,151)	703	(1,764)

Net cash provided by operating activities	35,313	47,863	45,339

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(20,204)	(26,625)	(24,898)
Maturity of (investment in) note receivable from Wakefern	14,463	(1,546)	(1,880)
Acquisition of Galloway store assets	—	—	(3,500)

Net cash used in investing activities	(5,741)	(28,171)	(30,278)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of construction loan	—	—	6,776
Proceeds from exercise of stock options	486	929	588
Excess tax benefit related to share-based compensation	287	545	848
Principal payments of long-term debt	(5,448)	(5,618)	(6,138)
Dividends	(10,820)	(8,471)	(21,093)
Treasury stock purchases	—	—	(1,999)

Net cash used in financing activities	(15,495)	(12,615)	(21,018)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,077	7,077	(5,957)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	54,966	47,889	53,846

CASH AND CASH EQUIVALENTS, END OF YEAR	$69,043	$54,966	$47,889

SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS MADE FOR:
Interest	$3,771	$3,150	$3,142
Income taxes	$15,171	$18,527	$13,457

NONCASH SUPPLEMENTAL DISCLOSURES:
Financing and capital lease obligations	$9,638	$9,144	$2,684
Investment in Wakefern	$590	$1,382	$1,900

See notes to consolidated financial statements.13

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

Fiscal year

The  Company and its subsidiaries utilize a 52-53 week  fiscal year ending on the last Saturday in the month of July. Fiscal 2010 contains 53 weeks. Fiscal 2009 and 2008 contain 52 weeks.

Reclassifications

Certain  amounts  have  been  reclassified in  the  2009  and   2008 consolidated balance sheets and statements of cash flows to conform to the 2010 presentation.

Industry segment

The Company consists of one operating segment, the retail sale of food and nonfood products.

Revenue recognition

Merchandise  sales are recognized at the point of sale to the customer. Sales tax is excluded from  revenue. Discounts  provided to  customers through  ShopRite coupons and  loyalty  programs are recognized as a reduction of sales as the products are sold.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms  of less than five days to be cash equivalents. Included in cash and cash equivalents at July 31, 2010 and July 25,  2009  are $51,174  and  $37,764,  respectively, of demand  deposits invested at Wakefern at overnight money market rates.

Merchandise inventories

Approximately 67% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $13,829 and $14,247 higher than  reported in  fiscal 2010  and  2009,  respectively. All other inventories are stated at the lower of FIFO cost or market.

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

Leases

Leases that meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the inception of the respective leases. Such assets are amortized  on a straight- line basis over the shorter of the related lease terms or the estimated useful lives of the related assets. Amounts representing interest expense relating to the lease obligations are recorded to effect constant rates of interest over the terms of the leases. Leases that do not qualify as capital leases are classified as operating  leases. The Company accounts for rent holidays, escalating rent provisions, and construction allowances  on a straight-line basis over the term of the lease.

For leases in which the Company is involved with the construction of the store, if Village concludes that it has  substantively all of the risks of ownership during construction of  the  leased property and  therefore is deemed the owner of the  project for accounting purposes, an asset and related financing obligation are recorded for the costs paid by the landlord. Once construction is complete, the Company considers the requirements for sale-leaseback treatment. If the arrangement does not qualify for sale- leaseback treatment, the Company amortizes the financing obligation and depreciates the building over the lease term.14

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

Advertising costs are expensed as incurred. Advertising  expense was $8,972, $8,449, and $8,284 in fiscal 2010, 2009 and 2008, respectively.

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

Fair value

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that  should be determined using assumptions that  market participants would use in pricing an asset or liability. The fair value guidance establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the  hierarchy range from Level 1 having the highest priority to Level 3 having the lowest.

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

Goodwill

Goodwill is tested at the end of each fiscal year, or more frequently if circumstances dictate, for impairment. An impairment loss is recognized to the extent that the carrying amount of  goodwill exceeds its implied fair value. Village operates as a single reporting unit for purposes of evaluating goodwill for impairment  and primarily considers earnings multiples and other valuation techniques to measure fair value, in addition to the value of the Company’s stock, as its stock is not widely traded.15

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Net income per share

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

Diluted net income per share for Class A common stock is calculated utilizing the if-converted method, which assumes the  conversion of all shares of Class B common stock to Class A common stock on a share-for- share basis, as this method is  more  dilutive than the two-class method. Diluted net income per share for Class B common stock does not assume conversion of Class B common stock to shares of Class A common stock.

On July 26, 2009, the Company adopted a new accounting standard requiring unvested share-based payment awards that contain nonforfeitable rights to  dividends be treated as  participating  securities and  therefore included in computing net income per share using the two-class method. All prior period net income per share data has been adjusted to reflect the new standard.  Net income per share amounts for the prior year periods as previously reported were as follows:

	2009		2008
	Class A	Class B	Class A	Class B
Basic	$2.52	$1.64	$2.11	$1.38
Diluted	$2.06	$.1.61	$1.71	$1.38

The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented.

	2010		2009		2008
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator:
Net income allocated, basic	$15,351	$9,435	$16,422	$10,201	$13,245	$8,491
Conversion of Class B to Class A shares	9,435	—	10,201	—	8,491	—
Effect of share-based compensation
on allocated net income	59	(57)	78	(93)	6	(9)
Net income allocated, diluted	$24,845	$9,378	$26,701	$10,108	$21,742	$8,482

Denominator:
Weighted average shares
outstanding, basic	6,740	6,376	6,665	6,376	6,495	6,376
Conversion of Class B to Class A shares	6,376	—	6,376	—	6,376	—
Dilutive effect of share-based compensation	119	—	148	—	181	—
Weighted average shares
outstanding, diluted	13,235	6,376	13,189	6,376	13,052	6,376

Net income per share is as follows:

	2010		2009		2008
	Class A	Class B	Class A	Class B	Class A	Class B
Basic	$2.28	$1.48	$2.46	$1.60	$2.04	$1.33
Diluted	$1.88	$1.47	$2.02	$1.59	$1.67	$1.33

Outstanding stock options to purchase Class A shares of 36, 6 and 208 were excluded from the calculation of diluted net income per share at July 31, 2010, July 25, 2009 and July 26, 2008, respectively, as a result of their anti-dilutive effect. In addition, 256, 266 and 251 non-vested restricted Class A shares, which are considered participating securities, and their allocated net income were excluded from the diluted net income per share calculation at July 31, 2010, July 25, 2009 and July 26,2008, respectively, due to their anti-dilutive effect.16

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

All share-based payments to employees are recognized in the financial statements as compensation costs based on the fair market value on the date of the grant.

Benefit plans

The  Company recognizes  the funded status of its retirement  plans on the consolidated balance sheet. Actuarial gains or losses,  prior service costs or credits and transition obligations not  previously recognized are recorded as a component of Accumulated Other Comprehensive Income.

Recently issued accounting standards

In June 2009, new accounting standards were issued which change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. These standards are effective beginning August 1, 2010 and earlier application is prohibited. We are currently evaluating the impact these standards may have on our consolidated financial position and results of operations.

Recently adopted accounting standards

Effective July 26, 2009, the Company adopted a new  accounting standard defining fair value and establishing a framework for measurement of fair value for non-financial assets and liabilities that are not remeasured at fair value on a recurring  basis. This includes fair value calculated in impairment  assessments of  goodwill and  other  long-lived assets. The adoption had no impact on the Company’s consolidated financial position or results of operations

On July 26, 2009, the Company adopted a new accounting standard requiring unvested share-based payment awards that contain nonforfeitable rights to  dividends be treated as  participating  securities and  therefore included in computing net income per share using the two-class method. All prior period net income per share data has been adjusted to reflect the new standard.11

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 2 — PROPERTY, EQUIPMENT and FIXTURES

Property, equipment and fixtures are comprised as follows:

	July 31, 2010	July 25, 2009
Land and buildings	$78,019	$73,419
Store fixtures and equipment	154,113	140,476
Leasehold improvements	74,859	64,935
Leased property under capital leases	21,686	15,723
Construction in progress	—	11,127
Vehicles	1,756	1,606

	330,433	307,286
Accumulated depreciation	(149,008)	(139,347)
Accumulated amortization of property under capital leases	(6,139)	(5,678)

Property, equipment and fixtures, net	$175,286	$162,261

Amortization of leased property under capital and financing  leases is included in depreciation and amortization expense.

NOTE 3 — RELATED PARTY INFORMATION  - WAKEFERN

The Company’s ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its  stockholder members, is 14.1%  of the  outstanding shares of Wakefern at  July 31,  2010.  The investment is pledged as collateral for any  obligations  to Wakefern. In addition, all obligations to  Wakefern  are personally guaranteed by the principal shareholders of Village.

The  Company  is  obligated  to  purchase  85%  of  its   primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request  that  the   Wakefern  Stockholder Agreement be terminated. If this purchase obligation is not met, Village is required to pay Wakefern’s profit contribution shortfall attributable to this failure. Similar payments  are due  if Wakefern loses volume by reason of the  sale of Company stores or a merger with another entity. Village fulfilled the above obligation in  fiscal 2010,  2009  and 2008.  The  Company also has an investment  of  approximately 7.7%   in  Insure-Rite, Ltd.,  a  Wakefern affiliated company,  that   provides Village with  liability and  property insurance coverage.

Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store’s purchases from Wakefern. At July 31, 2010, the Company’s indebtedness to Wakefern for the  outstanding  amount  of these stock subscriptions was $1,821. Installment payments are due as follows: 2011 - $341; 2012 - $347; 2013 - $365; 2014 - $365; 2015 - $264; and thereafter $139. The maximum per store investment, which is currently $750, increased by $25 in both fiscal 2010 and 2009, resulting in additional investments of $590 and  $550, respectively. Village receives additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

Village purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a “patronage dividend” to each member a share of substantially all of its earnings in  proportion  to  the  dollar volume of purchases by the  member from  Wakefern during  the  year. Patronage dividends and other product incentives and rebates amounted to $18,193, $16,775, and $15,983, in fiscal 2010, 2009 and 2008, respectively.

Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and  property insurance, technology support and other store services.  Village incurred charges of $23,559, $23,353, and $22,168 from Wakefern in fiscal 2010, 2009 and 2008, respectively, for these services, which are reflected in operating and administrative expense in  the  consolidated   statements of  operations. Additionally, the Company has certain related party leases (see Note 6) with Wakefern.

At July 31,  2010,  the  Company had  a $18,204  15-month  note receivable due from Wakefern earning a fixed  rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment  on the due date. This note currently is scheduled to mature on  August 30,  2011.  On  December 8,  2009,  a $15,822  note receivable from Wakefern matured and is currently invested in  overnight deposits at Wakefern.

At July 31, 2010, the Company had demand deposits  invested at Wakefern in the amount of $51,174. These deposits earn overnight money market rates.

Interest income earned on investments with Wakefern was  $2,020, $2,064, and $3,030 in fiscal 2010, 2009 and 2008, respectively.

On August 11, 2007, the Company acquired the fixtures and lease of a new store location in Galloway Township, New Jersey from Wakefern for $3,500.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 — DEBT

	July 31,	July 25,
	2010	2009

Senior Notes payable	$—	$4,286

Less current portion	$—	4,286

	$—	$—

On  September 16, 1999, the Company issued $30,000 of  8.12% unsecured Senior Notes. The principal was paid in seven  equal annual installments beginning September 16, 2003 and  ending September 16, 2009.

On  December 19, 2008, Village amended its unsecured  revolving credit agreement, which would have expired on September 16, 2009.  The amended  agreement  increases the   maximum  amount  available for borrowing to $25,000 from  $20,000.   This loan agreement expires on December 31, 2011 with two one-year extensions available if exercised by both  parties.    Other  terms of the amended revolving loan agreement, including covenants, are similar to the previous agreement. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s  option, plus applicable  margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 31, 2010 or July 25, 2009 under this facility.

The revolving loan agreement provides for up to $3,000 of letters of credit ($1,958 outstanding at July 31, 2010), which secure obligations for self-insured workers’  compensation claims   from  1995  to  1998  and construction performance guarantees to municipalities.

This loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage  ratio and a positive net  income. At July 31, 2010, the Company was in  compliance  with all covenants of the revolving loan agreement. Under  the   above covenants, Village had  approximately $118,000  of net worth available at July 31, 2010 for the  payment of dividends.

NOTE 5 — INCOME TAXES

The components of the provision for income taxes are:

	2010	2009	2008
Federal:
Current	$14,995	$14,816	$12,501
Deferred	(977)	104	(152)

State:
Current	4,142	4,552	3,688
Deferred	77	(120)	210

	$18,237	$19,352	$16,247
9

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	July 31, 2010	July 25, 2009
Deferred tax assets:
Leasing activities	$3,565	$3,135
Federal benefit of uncertain tax positions	4,474	3,553
Compensation related costs	3,902	2,946
Pension costs	6,947	6,995
Other	1,030	1,560

Total deferred tax assets	19,918	18,189

Deferred tax liabilities:
Tax over book depreciation	14,511	13,960
Patronage dividend receivable	3,550	2,970
Investment in partnerships	950	950
Other	170	170

Total deferred tax liabilities	19,181	18,050

Net deferred tax asset (liability)	$737	$139

Current deferred tax assets of $2,630 and $2,753 are included in other current assets at July 31, 2010 and July 25, 2009, respectively. Current deferred tax liabilities of $521 and $217 are included in accounts payable and accrued expenses at July 31, 2010 and July 25, 2009, respectively.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management’s opinion, in view of the Company’s previous, current and projected taxable income and reversal of deferred tax liabilities, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 31, 2010 and July 25, 2009.

The effective income tax rate differs from the statutory federal income tax rate as follows:

	2010	2009	2008
Statutory federal income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal tax benefit	6.3	6.2	6.5
Other	0.5	0.3	0.4

Effective income tax rate	41.80%	41.50%	41.90%

Effective July 29, 2007, the Company adopted new accounting standards related to uncertain tax positions. The effect of adoption was to increase retained earnings by $399 and to decrease the accrual for uncertain tax positions by a corresponding amount at July 29, 2007.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2010	2009
Balance at beginning of year	$8,250	$6,437
Additions based on tax positions related to the current year	1,999	1,813
Balance at end of year	$10,249	$8,250

Unrecognized tax benefits at July 31, 2010 and July 25, 2009 include tax positions of $6,662 and $5,362 (net of federal benefit), respectively, that would reduce the Company’s effective income tax rate, if recognized in future periods.

The Company recognizes interest and penalties on income taxes in income tax expense. The Company recognized $696, $630 and $592 related to interest and penalties on income taxes in fiscal 2010, 2009 and 2008, respectively. The amount of accrued interest and penalties included in the consolidated balance sheet was $2,784 and $2,088 at July 31, 2010 and July 25, 2009, respectively.

The state of New Jersey has audited the Company’s tax returns for fiscal 2002 through fiscal 2005. The state has assessed a tax deficiency related to nexus and the deductibility of certain payments between subsidiaries, which the Company is contesting. We anticipate this matter may be resolved within the next twelve months through the state’s appeal process. The ultimate resolution of this matter could significantly increase or decrease the total amount of the Company’s unrecognized tax benefits. An examination of the Company’s fiscal 2004 federal tax return was completed in fiscal 2006.20

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 6 — LEASES

Description of leasing arrangements

The Company leased twenty-one stores at July 31, 2010, including five that are capitalized for financial reporting purposes. The majority of initial lease terms range from 20 to 30 years.

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

Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 31, 2010:

	Capital and financing	Operating
	leases	leases
2011	$4,025	$8,788
2012	4,025	7,601
2013	4,025	6,505
2014	4,285	5,957
2015	4,475	5,658
Thereafter	92,946	50,831
Minimum lease payments	113,781	$85,340
Less amount representing interest	73,417
Present value of minimum lease payments	40,364
Less current portion	13
	$40,351

The following schedule shows the composition of total rental expense for the following years:

	2010	2009	2008
Minimum rentals	$8,269	$8,560	$7,768
Contingent rentals	933	947	814
	$9,202	$9,507	$8,582

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

Related party leases

The Company leases a supermarket from a realty firm 30% owned by officers of Village. The Company paid rent to related  parties under this lease of $595 in fiscal 2010, 2009 and 2008. This lease expires in fiscal 2016 with options to extend at increasing annual rents.

The Company has ownership interests in three real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of $781, $750 and $727 in fiscal 2010, 2009 and 2008, respectively.

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

Village has two share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $2,929, $2,573, and $1,725 in fiscal 2010, 2009 and 2008, respectively. Total  income tax benefit recognized in  the  consolidated statements of operations for share-based compensation arrangements was $1,042, $900 and $538 in fiscal 2010, 2009 and 2008, respectively.

The 1997 Incentive and Non-Statutory Stock Option Plan (the “1997 Plan”) provided for the granting of options to purchase up to 1,000 shares of the  Company’s  Class A common stock by  officers, employees and directors of the Company as designated by the Board of Directors. The Plan requires incentive stock options to be granted at exercise prices equal to the fair value of Village’s stock at the date of grant (110% if the optionee holds more than 10% of the voting stock of the Company), while nonqualified options may be granted at an exercise price less than fair value. All options granted under this plan were at fair value, vest over a one-year service period and are exercisable up to ten years from the date of  grant. There are no shares remaining for future grants under the 1997 Plan.

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

The following table summarizes option activity under both plans for the following years:

	2010		2009		2008
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	417	$18.21	486	$16.54	372	$11.05
Granted	29	27.43	18	26.14	180	25.33
Exercised	(42)	11.64	(87)	10.62	(62)	9.47
Forfeited	—	—	—	—	(4)	10.50

Outstanding at end of year	404	$19.56	417	$18.21	486	$16.54

Options exercisable at end of year	177	$11.69	190	$10.13	250	$10.05
22

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

As of July 31, 2010, the weighted-average remaining contractual term of options outstanding and options exercisable was 6.6 years and 4.9 years, respectively.  As of July 31, 2010, the aggregate intrinsic value of options outstanding and options exercisable was $3,170 and $2,763, respectively. The weighted-average grant date fair value of options granted was $5.18, $5.51, and $5.50 per share in fiscal 2010, 2009 and 2008, respectively. The total intrinsic value of options exercised was $671, $1,626, and $883 in fiscal 2010, 2009 and 2008, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company’s stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for securities with a maturity period similar to the expected life of the option.

	2010	2009	2008
Expected life (years)	5.0	5.0	5.0
Expected volatility	28.0%	28.0%	28.0%
Expected dividend yield	3.5%	2.7%	2.4%
Risk-free interest rate	2.5%	2.4%	2.4%

The following table summarizes restricted stock activity under the 2004 Plan for fiscal 2010, 2009 and 2008:

	2010		2009		2008
		Weighted-average		Weighted-average		Weighted-average
	Shares	grant date fair value	Shares	grant date fair value	Shares	grant date fair value
Nonvested at beginning of year	267	$25.61	252	$25.39	208	$10.50
Granted	3	27.58	16	29.03	250	25.39
Vested	(13)	25.25	(1)	27.52	(206)	10.50
Forfeited	—	—	—	—	—	—
Nonvested at end of year	257	$25.65	267	$25.61	252	$25.39

As of July 31, 2010, there was $1,770 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of .8 years. The total fair value of restricted shares vested during fiscal 2010, 2009 and 2008 was $371, $33 and $5,165, respectively.

Cash received from option exercises under all share-based compensation arrangements was $486, $929, and $588 in fiscal 2010, 2009 and 2008, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements  was $287, $545, and $283 in fiscal 2010, 2009 and 2008, respectively.

The Company declared and paid cash dividends on common stock as follows:

	2010	2009	2008
Per share:
Class A common stock	$.970	$.765	$1.91
Class B common stock	.631	.498	1.24

Aggregate:
Class A common stock	$6,795	$5,299	$13,155
Class B common stock	4,025	3,172	7,938

	$10,820	$8,471	$21,093

Dividends paid in fiscal 2008 include special dividends totaling $16,578 paid in the third quarter, comprised of $1.50 per Class A common share and $.97 per Class B common share.3

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 8 — PENSION PLANS

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

Net periodic pension cost for the four plans include the following components:

	2010	2009	2008

Service cost	$2,390	$2,258	$2,259
Interest cost on projected benefit obligation	2,309	2,124	1,835
Expected return on plan assets	(1,720)	(1,736)	(1,650)
Amortization of gains and losses	1,231	496	454
Amortization of prior service costs	8	8	17

Net periodic pension cost	$4,218	$3,150	$2,915

The  changes in  benefit obligations and  the  reconciliation of the  funded status of the  Company’s  plans to  the  consolidated  balance sheets were as follows:

	2010	2009
Changes in Benefit Obligation:
Benefit obligation at beginning of year	$40,458	$29,904
Service cost	2,390	2,258
Interest cost	2,309	2,124
Benefits paid	(443)	(1,212)
Actuarial loss	1,141	7,384
Benefit obligation at end of year	$45,855	$40,458

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$23,143	$23,433
Actual return on plan assets	1,811	(2,158)
Employer contributions	3,045	3,080
Benefits paid	(443)	(1,212)
Fair value of plan assets at end of year	$27,556	$23,143

Funded status at end of year	$(18,299)	$(17,315)

Amounts recognized in the consolidated balance sheets:
Pension liabilities	$(18,299)	$(17,315)
Accumulated other comprehensive loss, net of income taxes	(10,421)	(10,535)

Amounts included in Accumulated other comprehensive  loss (pre-tax):

Net actuarial loss	$17,324	$17,497
Prior service cost	24	33
	$17,348	$17,530

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

The Company expects approximately $1,559 of the net actuarial loss and $8 of the prior service cost to be recognized as a component of net periodic benefit costs in fiscal 2011.

The accumulated benefit obligations of the four plans were $36,517 and $32,020 at July 31, 2010 and July 25, 2009, respectively.

Assumptions used to determine benefit obligations and net periodic pension cost for the Company’s defined benefit plans were as follows:

	2010	2009	2008
Assumed discount rate – net periodic pension cost	5.87%	7.01%	6.25%
Assumed discount rate – benefit obligation	5.19%	5.87%	7.01%
Assumed rate of increase in compensation levels	4 - 4.5%	4 - 4.5%	4 - 4.5%
Expected rate of return on plan assets	7.50%	7.50%	7.50%

Investments in the pension trusts are overseen by the trustees of the plans, who are officers of Village. The Company’s overall investment strategy is to maintain a broadly diversified portfolio of stocks, bonds and money market instruments, that along with  periodic plan contributions, provide the necessary funds for ongoing benefit obligations. Expected rates of return on plan assets are developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the trusts, resulting in a weighted-average rate of return on plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed-income projected returns were based primarily on historical returns for the broad U.S. bond market. The target allocations for plan assets are 50-70% equity securities, 25-40% fixed income securities, and 0-10% cash. Asset allocations are reviewed periodically and appropriate rebalancing is performed.

Equity securities include investments in large-cap, small-cap and mid-cap companies located both in and outside the United States.   Fixed income securities include U.S. treasuries, mortgage-backed  securities and corporate bonds of companies from diversified industries. Investments in securities are made both directly and through mutual funds. In addition, one plan holds Class A common stock of Village in the amount of $621 at July 31, 2010.

Risk management is accomplished through diversification  across asset classes and fund strategies, multiple investment portfolios and investment guidelines. The plans do not allow for investments in derivative instruments.

The fair values of the pension assets at July 31, 2010 by asset category are as follows:

Quoted Prices in Active Markets
For Identical Assets (Level 1)
Asset Category
Cash	$558

Equity securities:
Company stock	621
U.S large cap (1)	9,530
U.S. small/mid cap (2)	3,755
International (3)	2,865
Emerging markets (4)	517

Fixed income securities:
U.S treasuries (5)	7,019
Mortgage-backed (5)	1,184
Corporate bonds (5)	1,507

Total	$27,556

(1)	Includes directly owned securities and mutual funds, primarily low-cost equity index funds not actively managed that track the S&P 500.
(2)	Includes directly owned securities and mutual funds, which invest in diversified portfolios of publicly traded U.S. common stocks of small and medium cap companies.
(3)	Includes directly owned securities and mutual funds, which invest in diversified portfolios of publicly traded common stocks of large, non-U.S. companies.
(4)	Consists of mutual funds which invest in stocks in emerging markets around the world, primarily Brazil, Russia, China, Korea and Taiwan.
(5)	Includes directly owned securities and mutual funds.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

Based on actuarial assumptions, estimated future defined benefit payments, which may be significantly impacted by participant elections related to retirement dates and forms of payment, are as follows:

Fiscal Year
2011	$4,780
2012	2,289
2013	3,553
2014	3,125
2015	4,158
2016 - 2020	15,526

The Company expects to contribute $3,000 in cash to all defined benefit pension plans in fiscal 2011.

The Company also participates in several multi-employer pension plans for which the fiscal 2010, 2009, and 2008 contributions were $5,895, $5,325, and $4,932, respectively. Based on the most recent information available, the Company believes a number of these multi-employer plans are underfunded. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan’s  underfunding that is allocable to the  withdrawing employer under actuarial and allocation rules. The failure of a withdrawing employer to fund these obligations can  impact remaining employers.  The amount of any increase or decrease in Village’s  required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations and the actual return on assets held in the plans, among other factors.

The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $301, $279 and $276 in fiscal 2010, 2009, and 2008, respectively.

NOTE 9 — COMMITMENTS and CONTINGENCIES

The Company is involved in litigation incidental to the normal course of business. Company management is of the opinion  that  the ultimate resolution of these legal proceedings should not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

The Company’s leasehold interest in the old Washington store had been the subject of litigation related to the lease-end date, rent amounts and other matters. On July 30, 2009, the Company settled all litigation with the landlord and purchased the land and building for $3,100. During the fourth quarter of fiscal 2009, the Company recorded a pre-tax charge of $1,200 related to this litigation. This charge was based on the consideration paid in excess of the fair value of the property.26

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT’S  REPORT  ON  INTERNAL CONTROL OVER  FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was effective as of July 31, 2010.

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

We have audited the accompanying consolidated balance sheets of Village Super Market, Inc.  and subsidiaries as of July 31, 2010 and July 25, 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 31, 2010.  We also have audited Village Super Market, Inc.’s internal control over financial reporting as of July 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Village Super Market, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc.  and subsidiaries as of July 31, 2010 and July 25, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Village Super Market, Inc.  maintained, in all material respects, effective internal control over financial reporting as of July 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Short Hills, New Jersey October 12, 2010

1

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Stock Price and Dividend Information

The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Global Select Market under the symbol “VLGEA.” The table below sets forth the high and low last reported sales price for the fiscal quarter indicated.

	High	Low
2010
4th Quarter	$27.98	$24.37
3rd Quarter	28.51	24.66
2nd Quarter	31.05	26.57
1st Quarter	30.24	27.89

2009
4th Quarter	$31.77	$26.22
3rd Quarter	32.61	24.48
2nd Quarter	28.69	19.70
1st Quarter	25.75	20.09

As of October 1, 2010, there were approximately 700 holders of ClassA common stock.

During fiscal 2010, the Company declared cash dividends of $.97 per Class A common share and $.631 per Class B common share.

During fiscal 2009, the Company declared cash dividends of $.765 per Class A common share and $.498 per Class B common share.

On December 5, 2008, the Company declared a  two-for-one  stock split. All per share amounts have been  adjusted  for all periods to reflect the split.

VILLAGE  SUPER  MARKET, INC.  AND SUBSIDIARIES

Village Super Market, Inc.

CORPORATE DIRECTORY
OFFICERS AND DIRECTORS

JAMES SUMAS
Chairman of the Board; Chief Executive Officer
Director
ROBERT SUMAS
President; Chief Operating Officer and Director
WILLIAM SUMAS
Vice Chairman of the Board; Executive Vice President; Director
JOHN P. SUMAS
Executive Vice President; Director
KEVIN BEGLEY
Chief Financial Officer and Treasurer; Director
NICHOLAS SUMAS
Vice President and Secretary; Director
JOHN J. SUMAS
Vice President and General Counsel; Director
STEVEN CRYSTAL
Director
DAVID C. JUDGE
Director
PETER R. LAVOY
Director
STEPHEN F. ROONEY
Director

EXECUTIVE OFFICES
733 Mountain Avenue
Springfield, New Jersey 07081
973-467-2200

REGISTRAR AND TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

AUDITORS
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

FORM 10-K
Copies of the Company’s Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request to:
Mr. Nicholas Sumas, Secretary
Village Super Market, Inc.
Springfield, New Jersey 07081