Form 10-K, Exhibit 13
period 2011-07-30
VILLAGE SUPER MARKET INC
filed 2011-10-12
CIK 103595

Exhibit 13

VILLAGE SUPER MARKET, INC . AND SUBSIDIARIES

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

Dear Fellow Shareholders

Our business was affected again this year by the weak economy and high unemployment. Customers continue to spend cautiously by trading down to lower priced items and concentrating their buying on sale items. Despite these challenges, Village’s sales increased 2.9% to $1.3 billion in fiscal 2011. Excluding a 53rd week in the prior year, fiscal 2011 sales increased 4.7%, and same store sales increased 4.0%, due to improved sales in the Marmora store, higher sales in five stores due to store closings by competitors during the fiscal year, and a substantial increase in transaction counts. The Company expects same store sales in fiscal 2012 to increase from 3.0% to 5.0%, with larger increases in the first half of the year.

Net income was $21 million in fiscal 2011. Excluding the $1.2 million positive impact of the 53rd week last year and a $4.2 million charge for withdrawing from a multi-employer pension fund in fiscal 2011, net income increased 4%.

During fiscal 2011, Village paid dividends of $19.1 million, acquired two stores in Maryland for $6.6 million and spent $13.3 million on capital expenditures, while still increasing cash by $22.3 million. Our high cash position, virtually no debt except leases, and strong cash flow provides us the financial flexibility to take advantage of expansion opportunities such as the Maryland acquisition.

On July 7, 2011, as part of our long term growth strategy outside of our primary trade area, we acquired the store fixtures, leases and pharmacy lists of store locations in Silver Spring, Maryland and Timonium, Maryland for $6.6 million. After tireless effort by our associates, these stores were successfully opened as ShopRites®  in a mere three weeks, on July 28, 2011. Although these two stores represent Village’s initial entry into Maryland, there are currently ten ShopRites in the state. The Silver Spring location is the first ShopRite® in the Washington, DC market. As we begin operating in these new areas, where the ShopRite® name is less known than in New Jersey, marketing and other costs will likely be higher as we invest resources to build market share and brand awareness. In addition, sales are initially expected to be lower than our typical store. We are excited by the challenge to establish the ShopRite® brand in this new trading area.

Village paid dividends of $19.1 million in fiscal 2011, consisting of $1.70 per Class A common share and $ 1.105 per Class B common share. These amounts include $14 million of special dividends paid in December 2010, comprised of $1.25 per Class A common share and $.8125 per Class B common share. The Board of Directors declared these special dividends to provide a return to shareholders in 2010, instead of 2011, while tax rates on dividends remained low. This action was taken before the 15% tax rate was extended. The Board will reconsider dividend policy and other methods of providing returns to shareholders in 2012 and future years based on a variety of factors, including tax rates on dividends and capital gains in effect at that time. Village has paid $59.5 million of dividends in the last four years.

We continually focus on improving our customers shopping experience and differentiating our stores. We recently added on-site registered dieticians in five stores, including both Maryland stores, to consult with customers on shopping for healthy meals and proper nutrition, as well as leading health related events both in-store and in the community as part of the Live Right with ShopRite® program.

While the economic environment has been difficult recently, Village continues to build on its strong foundation, recognizing our founder’s vision of “Helping Families Live Better”.

As always, we thank you for your support

James Sumas,
Chairman of the Board
October 2011

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Selected Financial Data
(Dollars in thousands except per share and square feet data)
	July 30,	July 31,	July 25,	July 26,	July 28
For year	2011	2010	2009	2008	2007
Sales	$1,298,928	$1,261,825	$1,208,097	$1,127,762	$1,046,435
Net income	20,982	25,381	27,255	22,543	20,503
Net income as a % of sales	1.62%	2.01%	2.26%	2.00%	1.96%
Net income per share:
Class A common stock:
Basic	$1.86	$2.28	$2.46	$2.04	$1.91
Diluted	1.54	1.88	2.02	1.67	1.56
Class B common stock:
Basic	1.21	1.48	1.60	1.33	1.24
Diluted	1.21	1.47	1.59	1.33	1.22
Cash dividends per share
Class A	1.700	.970	.765	1.91	.345
Class B	1.105	.631	.498	1.24	.224

At year-end
Total assets	$386,190	$357,129	$338,810	$305,380	$283,123
Long-term debt	43,147	41,831	32,581	27,498	21,767
Working capital	44,448	41,201	30,856	8,871	22,359
Shareholders’ equity	208,157	205,775	187,398	171,031	167,565
Book value per share	15.22	15.35	14.03	12.90	12.87

Other data
Same store sales increase (decrease)	4.0%	(.7%)	4.8%	2.5%	2.9%
Total square feet	1,604,000	1,483,000	1,462,000	1,394,000	1,272,000
Average total sq. ft. per store	57,000	57,000	56,000	56,000	55,000
Selling square feet	1,264,000	1,171,000	1,155,000	1,103,000	1,009,000
Sales per average square foot of selling space(1)	$1,109	$1,085	$1,070	$1,068	$1,037
Number of stores	28	26	26	25	23
Sales per average number of stores(1)	$49,959	$48,532	$47,376	$46,990	$45,497
Capital expenditures and acquisitions	$19,941	$20,204	$26,625	$28,398	$15,692

Unaudited Quarterly Financial Data
(Dollars in thousands except per share amounts)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2011
Sales	$307,397	$329,917	$316,594	$345,020	$1,298,928
Gross profit	80,927	88,641	86,418	94,173	350,159
Net income	3,934	6,616	1,668	8,764	20,982
Net income per share:
Class A common stock:
Basic	.35	.59	.15	.77	1.86
Diluted	.29	.49	.12	.64	1.54
Class B common stock:
Basic	.23	.38	.10	.50	1.21
Diluted	.23	.38	.09	.49	1.21

2010
Sales	$302,784	$315,309	$300,991	$342,741	$1,261,825
Gross profit	80,568	86,156	82,413	93,788	342,925
Net income	4,542	6,737	5,205	8,897	25,381
Net income per share:
Class A common stock:
Basic	.41	.61	.47	.80	2.28
Diluted	.34	.50	.39	.66	1.88
Class B common stock:
Basic	.27	.39	.30	.52	1.48
Diluted	.26	.39	.30	.51	1.47

Fiscal 2010 contains 53 weeks, with the additional week included in the fourth quarter. All other fiscal years contain 52 weeks.

(1) Amounts exclude results of the two stores acquired in Maryland in July 2011.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands except per share and per square foot data)

OVERVIEW

Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 28 ShopRite supermarkets in New Jersey, Maryland and northeastern Pennsylvania. On July 7, 2011, Village acquired the store fixtures, leases and pharmacy lists of locations in Silver Spring, Maryland (64,000 sq.ft.) and Timonium, Maryland (57,000 sq.ft.) for $6,595 from Super Fresh.  In addition, Village purchased pharmacy inventories at cost. Village began operating pharmacies at these locations on July 7, 2011.  These stores opened as ShopRites on July 28, 2011 after minor remodeling. Village opened a replacement store in Washington, NJ on February 21, 2010.

Village is the second largest member of Wakefern Food Corporation (“Wakefern”), the nation’s largest retailer-owned food cooperative and owner of the ShopRite name. This ownership interest in Wakefern provides Village many of the economies of scale in purchasing, distribution, advanced retail technology, marketing and advertising associated with larger chains.

The Company’s stores, five of which are owned, average 57,000 total square feet. Larger store sizes enable Village to offer the specialty departments that customers desire for one-stop shopping, including pharmacies, natural and organic departments, ethnic and international foods, and home meal replacement. During fiscal 2011, sales per store were $49,959 and sales per square foot of selling space were $1,109, excluding the Maryland stores. Management believes these figures are among the highest in the supermarket industry.

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

During fiscal 2011 and 2010, the supermarket industry was impacted by changing consumer behavior due to the weak economy and high unemployment. Consumers are increasingly cooking meals at home, but spending cautiously by trading down to lower priced items, including private label, and concentrating their buying on sale items.  Also, the Company estimates that product prices overall experienced inflation in fiscal 2011, particularly the second half of the year, compared to deflation in fiscal 2010.

The Company utilizes a 52 - 53 week fiscal year, ending on the last Saturday in the month of July. Fiscal 2010 contains 53 weeks. The inclusion of the 53rd week in fiscal 2010 had an estimated positive impact on net income of $1,200. Fiscal 2011 and 2009 contain 52 weeks.

RESULTS OF OPERATIONS

The following table sets forth the components of the Consolidated Statements of Operations of the Company as a percentage of sales:

	July 30, 2011	July 31, 2010	July 25, 2009
Sales	100.00%	100.00%	100.00%
Cost of sales	73.04	72.82	72.64
Gross profit	26.96	27.18	27.36
Operating and administrative expense	22.57	22.25	22.15
Depreciation and amortization	1.43	1.34	1.27
Operating income	2.96	3.59	3.94
Interest expense	(.33)	(.29)	(.25)
Interest income	.17	.16	.17
Income before income taxes	2.80	3.46	3.86
Income taxes	1.18	1.45	1.60
Net income	1.62%	2.01%	2.26%

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SALES

Sales were $1,298,928 in fiscal 2011, an increase of $37,103, or 2.9% from the prior year. The prior year included $21,000 of sales attributable to a 53rd week. Excluding the 53rd week from the prior year, fiscal 2011 sales increased $58,103, or 4.7%. Sales increased due to the opening of the Washington, NJ replacement store on February 21, 2010 and a same store sales increase, excluding the 53rd week in the prior year, of 4.0%. Same store sales increased due to improved sales in the Marmora store, which opened in 2009, higher sales in five stores due to store closings by competitors during fiscal 2011, and a substantial increase in transaction counts. Although Village experienced inflation in the second half of fiscal 2011, there was minimal change in the average transaction size during the year. Sales continued to be impacted by changing consumer behavior, which has resulted in increased sale item penetration and trading down. Same store sales in the fourth quarter of fiscal 2011, excluding the impact of the 53rd week in the prior year, accelerated to an increase of 7.7% as this was the first complete quarter to include all the store closings by competitors. The Company expects same store sales in fiscal 2012 to increase from 3.0% to 5.0%, with larger increases in the first half of the year. The impacts of inflation and the competitive store closings that occurred in fiscal 2011 are expected to moderate in the second half of fiscal 2012.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations are included in same store sales immediately. The Washington, NJ replacement store was included in same store sales for the first time in the fourth quarter of fiscal 2011.

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

GROSS PROFIT

Gross profit as a percentage of sales decreased .22% in fiscal 2011 compared to the prior year primarily due to decreased departmental gross margin percentages (.29%), higher promotional spending (.08%), and a LIFO charge in fiscal 2011 compared to a LIFO benefit in the prior year (.06%). These declines were partially offset by decreased warehouse assessment charges from Wakefern (.23%).

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

OPERATING AND ADMINISTRATIVE EXPENSE

Operating and administrative expense increased .32% as a percentage of sales in fiscal 2011 compared to the prior year primarily due to a $7,028 charge for the withdrawal liability from a multi-employer defined benefit plan (.54%) and pre-opening costs for the Maryland stores (.06%). These increases were partially offset by lower payroll costs (.16%) and operating leverage from the 4.0% same store sales increase.

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

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense was $18,621, $16,900 and $15,319 in fiscal 2011, 2010 and 2009, respectively. Depreciation and amortization expense increased in fiscal 2011 and 2010 compared to the prior years due to depreciation related to fixed asset additions, including the new stores.

INTEREST EXPENSE

Interest expense was $4,280, $3,660 and $3,016 in fiscal 2011, 2010 and 2009, respectively. Interest expense increased in 2011 compared to the prior year due to an amendment of a store lease near the end of fiscal 2010 being treated as a capital lease. Interest expense increased in fiscal 2010 compared to fiscal 2009 due to interest on the Marmora store financing lease, partially offset by lower interest expense due to payments on loans.

INTEREST INCOME

Interest income was $2,207, $2,020 and $2,064 in fiscal 2011, 2010 and 2009, respectively. Interest income was similar in all three fiscal years as amounts invested and interest rates were comparable.

INCOME TAXES

The Company’s effective income tax rate was 42.1%, 41.8% and 41.5% in fiscal 2011, 2010 and 2009, respectively.

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

Goodwill is tested for impairment at the end of each fiscal year, or more frequently if circumstances dictate. Since the Company’s stock is not widely traded, management utilizes valuation techniques, such as earnings multiples, in addition to the Company’s market capitalization to assess goodwill for impairment. Calculating the fair value of a reporting unit requires the use of estimates. Management believes the fair value of Village’s one reporting unit exceeds its carrying value at July 30, 2011. Should the Company’s carrying value of its one reporting unit exceed its fair value, the amount of any resulting goodwill impairment may be material to the Company’s financial position and results of operations.

PATRONAGE DIVIDENDS

As a stockholder of Wakefern, Village earns a share of Wakefern’s earnings, which are distributed as a “patronage dividend” (see Note 3). This dividend is based on a distribution of substantially all of Wakefern’s operating profits for its fiscal year (which ends September 30) in proportion to the dollar volume of purchases by each member from Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of sales as merchandise is sold. Village accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of Village’s share of this annual dividend based on Village’s estimated proportional share of the dollar volume of business transacted with Wakefern that year. The amount of patronage dividends receivable based on these estimates were $9,018 and $8,758 at July 30, 2011 and July 31, 2010, respectively.

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

The objective of the discount rate assumption is to reflect the rate at which the Company’s pension obligations could be effectively settled based on the expected timing and amounts of benefits payable to participants under the plans. Our methodology for selecting the discount rate as of July 30, 2011 was to match the plans cash flows to that of a yield curve on high-quality fixed- income investments. Based on this method, we utilized a weighted-average discount rate of 4.99% at July 30, 2011 compared to 5.19% at July 31, 2010. The .20% basis point decrease in the discount rate, and a change in the mortality table utilized, increased the projected benefit obligation at July 30, 2011 by approximately $887. Village evaluated the expected long-term rate of return on plan assets of 7.5% and the expected increase in compensation costs of 4 to 4.5% and concluded no changes in these assumptions were necessary in estimating pension plan obligations and expense.

Sensitivity to changes in the major assumptions used in the calculation of the Company’s pension plans is as follows:

Projected benefit
	Percentage	obligation	Expense
	point change	decrease(increase)	decrease (increase)
Discount rate	÷1- 1.0%	$ 4,500 $ (5,418)	$ 45 $ (99)
Expected return on assets	÷1- 1.0%	—	$ 276 $ (276)

Village contributed $3,115 and $3,045 in fiscal 2011 and 2010, respectively, to these Company-sponsored pension plans. Village expects to contribute $3,000 in fiscal 2012 to these plans. The 2011, 2010 and expected 2012 contributions are substantially all voluntary contributions.

On April 15, 2011, Village, along with all of the other individual employers trading as ShopRite, permanently withdrew from participating in the United Food and Commercial Workers Local 152 Retail Meat Pension Fund (“the Fund”), effective the end of April 2011.  The Fund is a multi- employer defined benefit plan that includes other supermarket operators. Village, along with the other affiliated ShopRite operators, determined to withdraw from the Fund due to exposures to market risks associated with all defined benefit plans and the inability to partition ShopRite’s liabilities from those of the other participating supermarket operators. Village will provide affected associates with a defined contribution plan for future service, which eliminates market risks and the exposure to shared liabilities of other operators, and is estimated to be less costly than the defined benefit plan in the future, while ensuring that our associates are provided a secure benefit.

The Company recorded a pre-tax charge of $7,028 in fiscal 2011 for this withdrawal liability, which represents our estimate of the liability based on calculations provided by the Fund actuary. The Company has not yet determined whether to satisfy this obligation through a lump sum or quarterly payments. Village remains liable for potential additional withdrawal liabilities to the Fund in the event a mass withdrawal, as defined by statute, occurs within two plan years after the plan year of Village’s withdrawal. Such liabilities could be material to the Company’s consolidated financial statements.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

LIQUIDITY and CAPITAL RESOURCES

CASH FLOWS

Net cash provided by operating activities was $64,144 in fiscal 2011 compared to $35,313 in fiscal 2010. This increase is primarily attributable to an increase in payables in the current fiscal year compared to a decrease in payables in the prior fiscal year. The changes in payable balances outstanding were due to the $7,028 pension withdrawal liability and differences in the timing of payments.

During fiscal 2011, Village used cash to fund capital expenditures of $13,346, dividends of $19,086, the acquisition of the Maryland stores for $6,595 and treasury stock purchases of $2,171. Capital expenditures include the purchase of land for future development, several small remodels, and remodeling and equipment for the acquired Maryland stores.

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

LIQUIDITY and DEBT

Working capital was $44,448, $41,201 and $30,856 at July 30, 2011, July 31, 2010 and July 25, 2009, respectively. Working capital ratios at the same dates were 1.41, 1.49 and 1.33 to one, respectively. The Company’s working capital needs are reduced since inventory is generally sold before payments to Wakefern and other suppliers are due.

Village has budgeted approximately $20,000 for capital expenditures in fiscal 2012. Planned expenditures include the beginning of construction of two replacement stores, several small remodels and the installation of solar panels in one store. The Company’s primary sources of liquidity in fiscal 2012 are expected to be cash and cash equivalents on hand at July 30, 2011 and operating cash flow generated in fiscal 2012

At July 30, 2011, the Company had a $19,512 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on August 24, 2012. On December 8, 2009, a $15,822 note receivable from Wakefern matured and is currently invested in overnight deposits at Wakefern.

On December 19, 2008, Village amended its unsecured revolving credit agreement, which would have expired on September 16, 2009. The amended agreement increased the maximum amount available for borrowing to $25,000 from $20,000.  This loan agreement expires on December 31, 2013. The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 30, 2011 or July 31, 2010 under this facility.

The revolving loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 30, 2011, the Company was in compliance with all terms and covenants of the revolving loan agreement. Under the above covenants, Village had approximately $105,000 of net worth available at July 30, 2011 for the payment of dividends.

During fiscal 2011, Village paid cash dividends of $19,086. Dividends in fiscal 2011 consist of $1.70 per Class A common share and $ 1.105 per Class B common share. These amounts include $14,005 of special dividends paid in December 2010, comprised of $1.25 per Class A common share and $.8125 per Class B common share.

During fiscal 2010, Village paid cash dividends of $10,820. Dividends in fiscal 2010 consist of $.97 per Class A common share and $.631 per Class B common share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The table below presents significant contractual obligations of the Company at July 30, 2011:

	Payments due by fiscal period
	2012	2013	2014	2015	2016	Thereafter	Total

Capital and financing leases (2)	$4,026	$4,026	$4,045	$4,284	$4,491	$88,454	$109,326
Operating leases (2)	10,604	9,645	9,109	8,812	7,616	54,119	99,905
Notes payable to Related party	487	407	550	500	365	755	3,064
	$15,117	$14,078	$13,704	$13,596	$12,472	$143,328	$212,295

(1)	In addition, the Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern (see Note 3).
(2)
The above amounts for capital, financing and operating leases include interest, but do not include certain obligations under these leases for other charges. These charges consisted of the following in fiscal 2011: Real estate taxes - $4,047; common area maintenance - $1,846; insurance - $215; and contingent rentals - $881.

(3)
Pension plan funding requirements are excluded from the above table as estimated contribution amounts for future years are uncertain. Required future contributions will be determined by, among other factors, actual investment performance of plan assets, interest rates required to be used to calculate pension obligations, and changes in legislation. The Company expects to contribute $3,000 in fiscal 2012 to fund Company-sponsored defined benefit pension plans compared to actual contributions of $3,115 in fiscal 2011. The table also excludes contributions under various multi-employer pension plans, which totaled $6,159 in fiscal 2011. As more fully described previously herein, during 2011 Village permanently withdrew from participating in one multi-employer defined benefit plan. The Company recorded a pre-tax charge of $7,028 in fiscal 2011 for this withdrawal liability. The Company has not yet determined whether to satisfy this obligation through a lump sum in fiscal 2012 or quarterly payments for seven years.

(4)	The amount of unrecognized tax benefits of $8,109 at July 30, 2011 has been excluded from this table because a reasonable estimate of the timing of future tax settlements cannot be determined.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

RECENTLY ADOPTED ACCOUNTING STANDARDS

Effective August 1, 2010, Village adopted a new accounting standard which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The adoption had no impact on the Company’s consolidated financial position or results of operations.

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

•
We expect same store sales to increase from 3.0% to 5.0% in fiscal 2012 with larger increases in the first half of the year. The impacts of inflation and the competitive store closings that occurred during fiscal 2011 are expected to moderate in the second half of fiscal 2012.

•
During fiscal 2011 and 2010, the supermarket industry was impacted by changing consumer behavior due to the weak economy and high unemployment. Consumers are increasingly cooking meals at home, but spending cautiously by trading down to lower priced items, including private label, and concentrating their buying on sale items. Management expects these trends to continue at least through the first half of fiscal 2012.

•
We expect retail price inflation in fiscal 2012, with larger increases in the first half of the year. The Company estimates that product prices overall experienced inflation in fiscal 2011, particularly the second half of the year, compared to deflation in fiscal 2010.

•	We have budgeted $20,000 for capital expenditures in fiscal 2012. This amount includes the beginning of construction of two replacement stores, several small remodels and solar panels for one store.

•
On December 28, 2010, the Company paid special dividends of $14,005. The Board of Directors declared these dividends to provide a return to shareholders in 2010, instead of 2011, while tax rates on dividends remained low. This action was taken before the 15% tax rate was extended. The Board will reconsider dividend policy and other methods of providing returns to shareholders in 2012 and future years based on a variety of factors, including tax rates on dividends and capital gains in effect at that time.

•
We believe cash flow from operations and other sources of liquidity will be adequate to meet anticipated requirements for working capital, capital expenditures and debt payments for the foreseeable future.

•	We expect our effective income tax rate in fiscal 2012 to be 41.5% - 42.5%.

•	We expect operating expenses will be affected by increased costs in certain areas, such as medical and pension costs, and credit card fees.

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

•
The Company’s stores are concentrated in New Jersey, with one store in northeastern Pennsylvania and two in Maryland. We are vulnerable to economic downturns in New Jersey in addition to those that may affect the country as a whole. Economic conditions such as inflation, deflation, interest rates, energy costs and unemployment rates may adversely affect our sales and profits.

•
Village acquired two stores in July 2011 in Maryland, a new market for Village where the ShopRite name is less known than in New Jersey. As the Company begins operating in this new market, marketing and other costs may be higher than in established markets as Village attempts to build market share and brand awareness. In addition, sales for these two stores are initially expected to be lower than the typical Company store. Potentially higher costs and sales results lower than the Company’s expectations could have a material adverse effect on Village’s results of operations.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

•
On April 15, 2011, Village, along with all of the other individual employers trading as ShopRite, permanently withdrew from participating in the United Food and Commercial Workers Local 152 Retail Meat Pension Fund (“the Fund”), effective the end of April 2011. The Fund is a multi-employer defined benefit plan that includes other supermarket operators. Village, along with the other affiliated ShopRite operators, determined to withdraw from the Fund due to exposures to market risks associated with all defined benefit plans and the inability to partition ShopRite’s liabilities from those of the other participating supermarket operators. Village will provide affected associates with a defined contribution plan for future service, which eliminates market risks and the exposure to shared liabilities of other operators, and is estimated to be less costly than the defined benefit plan in the future, while ensuring that our associates are provided a secure benefit. The Company recorded a pre-tax charge of $7,028 in fiscal 2011 for this withdrawal liability, which represents our estimate of the liability based on calculations provided by the Fund actuary. Village remains liable for potential additional withdrawal liabilities to the Fund in the event a mass withdrawal, as defined by statute, occurs within two plan years after the plan year of Village’s withdrawal. Such liabilities could be material to the Company’s consolidated financial statements.

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

•
Our effective tax rate may be impacted by the results of tax examinations and changes in tax laws, including the disputes with the state of New Jersey described in note 5 of the accompanying notes to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company holds an investment in Wakefern, its principal supplier. Village purchases substantially all of its merchandise from Wakefern in accordance with the Wakefern Stockholder Agreement. As part of this agreement, Village is required to purchase certain amounts of Wakefern common stock. At July 30, 2011, the Company’s indebtedness to Wakefern for the outstanding amount of this stock subscription was $3,064. The maximum per store investment, which is currently $775, increased by $25 in both fiscal 2011 and 2010, resulting in additional investments of $648 and $590, respectively. Wakefern distributes as a “patronage dividend” to each member a share of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Additional information is provided in Note 3 to the consolidated financial statements.

At July 30, 2011, the Company had a $19,512 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on August 24, 2012. On December 8, 2009, a $15,822 note receivable from Wakefern matured and is currently invested in overnight deposits at Wakefern.

At July 30, 2011, Village had demand deposits invested at Wakefern in the amount of $74,231. These deposits earn overnight money market rates.

The Company subleases the Galloway and Vineland stores from Wakefern at combined current annual rents of $1,227. Both leases contain normal periodic rent increases and options to extend the lease.

Village leases a supermarket from a realty firm partly owned by certain officers of Village. The Company paid rent to this related party of $615, $595 and $595 in fiscal years 2011, 2010 and 2009, respectively. This lease expires in fiscal 2016 with options to extend at increasing annual rents.

The Company has ownership interests in three real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of approximately $764, $781 and $750 in fiscal years 2011, 2010 and 2009, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

Although the Company cannot accurately determine the precise effect of inflation or deflation on its operations, it estimates that product prices overall experienced inflation in fiscal 2011 compared to deflation in fiscal 2010 and inflation in fiscal 2009. The Company recorded a pre-tax LIFO charge of $412 in fiscal 2011 compared to a pre-tax LIFO benefit of $418 in fiscal 2010 and a pre-tax LIFO charge of $964 in fiscal 2009. The Company calculates LIFO based on CPI indices published by the Department of Labor, which indicated weighted-average CPI changes of 1.3%, (1.3%) and 3.3% in fiscal 2011, 2010 and 2009, respectively.

MARKET RISK

At July 30, 2011, the Company had demand deposits of $74,231 at Wakefern earning interest at overnight money market rates, which are exposed to the impact of interest rate changes.

At July 30, 2011 the Company had a $19,512 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on August 24, 2012.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands)

	July 30,	July 31,
	2011	2010

ASSETS
Current Assets
Cash and cash equivalents	$91,362	$69,043
Merchandise inventories	38,547	36,256
Patronage dividend receivable	9,018	8,758
Other current assets	13,407	11,825

Total current assets	152,334	125,882

Note receivable from Wakefern	19,512	18,204
Property, equipment and fixtures, net	174,530	175,286
Investment in Wakefern	22,461	20,263
Goodwill	10,605	10,605
Other assets	6,748	6,889

	$386,190	$357,129

LIABILITIES and SHAREHOLDERS’ EQUITY
Current Liabilities
Capital and financing lease obligations	$—	$13
Notes payable to Wakefern	487	341
Accounts payable to Wakefern	55,409	47,088
Accounts payable and accrued expenses	15,017	12,609
Accrued wages and benefits	19,094	11,825
Income taxes payable	17,879	12,805

Total current liabilities	107,886	84,681

Long-term Debt
Capital and financing lease obligations	40,570	40,351
Notes payable to Wakefern	2,577	1,480

Total long-term debt	43,147	41,831

Deferred income taxes	277	1,372
Pension liabilities	21,513	18,299
Other liabilities	5,210	5,171

Commitments and Contingencies (Notes 3, 4, 5, 6, 8 and 9)

Shareholders' Equity
Preferred stock, no par value: Authorized 10,000 shares, none issued	—	—
Class A common stock, no par value: Authorized 20,000 shares; issued 7,833 shares at July 30, 2011 and 7,541 shares at July 31, 2010	35,385	32,434
Class B common stock, no par value: Authorized 20,000 shares; issued and outstanding 6,376 shares	1,035	1,035
Retained earnings	187,686	185,790
Accumulated other comprehensive loss	(11,142)	(10,421)
Less treasury stock, Class A, at cost (530 shares at July 30, 2011 and 513 shares at July 31, 2010)	(4,807)	(3,063)

Total shareholders’ equity	208,157	205,775

	$386,190	$357,129

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except per share amounts)

	July 30, 2011	Years ended July 31, 2010	July 25, 2009

Sales	$1,298,928	$1,261,825	$1,208,097
Cost of sales	948,769	918,900	877,552

Gross profit	350,159	342,925	330,545

Operating and administrative expense	293,222	280,767	267,667
Depreciation and amortization	18,621	16,900	15,319

Operating income	38,316	45,258	47,559

Interest expense	(4,280)	(3,660)	(3,016)
Interest income	2,207	2,020	2,064

Income before income taxes	36,243	43,618	46,607
Income taxes	15,261	18,237	19,352

Net income	$20,982	$25,381	$27,255

Net income per share:
Class A common stock:
Basic	$1.86	$2.28	$2.46
Diluted	$1.54	$1.88	$2.02

Class B common stock:
Basic	$1.21	$1.48	$1.60
Diluted	$1.21	$1.47	$1.59

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(in thousands)

Years ended July 30, 2011, July 31, 2010 and July 25, 2009

	Class A		Class B			Accumulated other	Treasury stock		Total
	Common stock		Common stock		Retained	comprehensive	Class A		shareholders’
	Shares issued	Amount	Shares issued	Amount	earnings	income (loss)	Shares	Amount	equity
Balance, July 26, 2008	7,522	$25,458	6,376	$1,035	$152,445	$(4,071)	642	$(3,836)	$171,031
Net income	—	—	—	—	27,255	—	—	—	27,255
Recognition of pension actuarial loss, net of tax of $201	—	—	—	—	——	303	—	—	303
Increase in pension liability,net of tax of $4,511	—	—	—	—	—	6,767)	—	—	(6,767)
Comprehensive income									20,791
Dividends	—	—	—	—	(8,471)	—	—	—	(8,471)
Exercise of stock options	—	406	—	—	—	—	(87)	523	929
Share-based compensation expense	16	2,573	—	—	——	—	—	—	2,573
Excess tax benefits from exercise of stock options and restricted share vesting	—	545	—	—	—	—	—	—	545
Balance, July 25, 2009	7,538	28,982	6,376	1,035	171,229	(10,535)	555	(3,313)	187,398
Net income	—	—	—	—	25,381	—	—	—	25,381
Recognition of pension actuarial loss, net of tax of $496	—	—	—	—	——	744	—	—	744
Increase in pension liability, net of tax of $420	—	—	—	—	——	(630)	—	—	(630)
Comprehensive income									25,495
Dividends	—	—	—	—	(10,820)	—	—	—	(10,820)
Exercise of stock options	—	236	—	—	—	—	(42)	250	486
Share-based compensation expense	3	2,929	—	—	——	—	—	—	2,929
Excess tax benefits from exercise of stock options and restricted share vesting	—	287	—	—	—	—	—	—	287
Balance, July 31, 2010	7,541	32,434	6,376	1,035	185,790	(10,421)	513	(3,063)	205,775
Net income	—	—	—	—	20,982	—	—	—	20,982
Recognition of pension actuarial loss, net of tax of $660	—	—	—	—	——	991	—	—	991
Increase in pension liability, net of tax of $1,140	—	—	—	—	——	(1,712)	—	—	(1,712)
Comprehensive income									20,261
Dividends	—	—	—	—	(19,086)	—	—	—	(19,086)
Exercise of stock options	—	300	—	—	—	—	(59)	427	727
Treasury stock purchases	—	—	—	—	—	—	76	(2,171)	(2,171)
Share-based compensation expense	292	3,007	—	—	——	—	—	—	3,007
Net tax deficit from exercise of stock options and restricted share vesting	—	(356)	—	—	—	—	—	—	(356)
Balance, July 30, 2011	7,833	$35,385	6,376	$1,035	$187,686	$(11,142)	530	$(4,807)	$208,157

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)

		Years ended
	July 30, 2011	July 31, 2010	July 25, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,982	$25,381	$27,255
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,621	16,900	15,319
Non-cash share-based compensation	3,007	2,929	2,573
Deferred taxes	(1,543)	(900)	(16)
Provision to value inventories at LIFO	412	(418)	964
Changes in assets and liabilities:
Merchandise inventories	(2,703)	(1,565)	(2,164)
Patronage dividend receivable	(260)	(1,312)	(568)
Accounts payable to Wakefern	8,321	(6,399)	1,142
Accounts payable and accrued expenses	2,408	(1,949)	885
Accrued wages and benefits	7,269	344	1,459
Income taxes payable	2,268	3,453	311
Other assets and liabilities	5,362	(1,151)	703

Net cash provided by operating activities	64,144	35,313	47,863

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(13,346)	(20,204)	(26,625)
Maturity of (investment in) note receivable from Wakefern	(1,308)	14,463	(1,546)
Acquisition of Maryland store assets	(6,595)	—	—

Net cash used in investing activities	(21,249)	(5,741)	(28,171)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	727	486	929
Excess tax benefit related to share-based compensation	703	287	545
Principal payments of long-term debt	(749)	(5,448)	(5,618)
Dividends	(19,086)	(10,820)	(8,471)
Treasury stock purchases	(2,171)	—	—

Net cash used in financing activities	(20,576)	(15,495)	(12,615)

NET INCREASE IN CASH AND CASH EQUIVALENTS	22,319	14,077	7,077

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	69,043	54,966	47,889

CASH AND CASH EQUIVALENTS, END OF YEAR	$91,362	$69,043	$54,966

SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS MADE FOR:
Interest	$4,280	$3,771	$3,150
Income taxes	$12,095	$15,171	$18,527

NONCASH SUPPLEMENTAL DISCLOSURES:
Financing and capital lease obligations	$—	$9,638	$9,144
Investment in Wakefern	$2,198	$590	$1,382

See notes to consolidated financial statements.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES
(All amounts are in thousands, except per share data)

Nature of operations

Village Super Market, Inc. (the “Company” or “Village”) operates a chain of 28 ShopRite supermarkets in New Jersey, eastern Pennsylvania and Maryland. The Company is a member of Wakefern Food Corporation (“Wakefern”), the largest retailer-owned food cooperative in the United States.

Principles of consolidation

The consolidated financial statements include the accounts of Village Super Market, Inc. and its subsidiaries, which are wholly owned. Intercompany balances and transactions have been eliminated.

Fiscal year

The Company and its subsidiaries utilize a 52-53 week fiscal year ending on the last Saturday in the month of July. Fiscal 2010 contains 53 weeks. Fiscal 2011 and 2009 contain 52 weeks.

Industry segment

The Company consists of one operating segment, the retail sale of food and nonfood products.

Revenue recognition

Merchandise sales are recognized at the point of sale to the customer. Sales tax is excluded from revenue. Discounts provided to customers through ShopRite coupons and loyalty programs are recognized as a reduction of sales as the products are sold.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less and proceeds due from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Included in cash and cash equivalents at July 30, 2011 and July 31, 2010 are $74,231 and $51,174, respectively, of demand deposits invested at Wakefern at overnight money market rates.

Merchandise inventories

Approximately 65% of merchandise inventories are stated at the lower of LIFO (last-in, first-out) cost or market. If the FIFO (first-in, first-out) method had been used, inventories would have been $14,241 and $13,829 higher than reported in fiscal 2011 and 2010, respectively. All other inventories are stated at the lower of FIFO cost or market.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense was $9,294, $8,972 and $8,449 in fiscal 2011, 2010 and 2009, respectively.

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

The Company utilizes the two-class method of computing and presenting net income per share. The two-class method is an earnings allocation formula that calculates basic and diluted net income per share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. Under the two-class method, Class A common stock is assumed to receive a 54% greater participation in undistributed earnings than Class B common stock, in accordance with the classes respective dividend rights. Unvested share-based payment awards that contain nonforfeitable rights to dividends are treated as participating securities and therefore included in computing net income per share using the two-class method.

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

The tables below reconcile the numerators and denominators of basic and diluted net income per share for all periods presented.

	2011		2010		2009
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator:
Net income allocated, basic	$12,752	$7,741	$15,351	$9,435	$16,422	$10,201
Conversion of Class B to Class A shares	7,741	—	9,435	—	10,201	—
Effect of share-based compensation on allocated net income	8	(6)	59	(57)	78	(93)
Net income allocated, diluted	$20,501	$7,735	$24,845	$9,378	$26,701	$10,108

Denominator:
Weighted average shares outstanding, basic	6,873	6,376	6,740	6,376	6,665	6,376
Conversion of Class B to Class A shares	6,376	—	6,376	—	6,376	—
Dilutive effect of share-based compensation	106	—	119	—	148	—
Weighted average shares outstanding, diluted	13,355	6,376	13,235	6,376	13,189	6,376

Net income per share is as follows:

	2011		2010		2009
	Class A	Class B	Class A	Class B	Class A	Class B

Basic	$1.86	$1.21	$2.28	$1.48	$2.46	$1.60
Diluted	$1.54	$1.21	$1.88	$1.47	$2.02	$1.59

Outstanding stock options to purchase Class A shares of 246, 36 and 6 were excluded from the calculation of diluted net income per share at July 30, 2011, July 31, 2010 and July 25, 2009, respectively, as a result of their anti-dilutive effect. In addition, 292, 256 and 266 non-vested restricted Class A shares, which are considered participating securities, and their allocated net income were excluded from the diluted net income per share calculation at July 30, 2011, July 31, 2010 and July 25,2009, respectively, due to their anti-dilutive effect.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 1 — SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

All share-based payments to employees are recognized in the financial statements as compensation costs based on the fair market value on the date of the grant.

Benefit plans

The Company recognizes the funded status of its Company sponsored retirement plans on the consolidated balance sheet. Actuarial gains or losses, prior service costs or credits and transition obligations not previously recognized are recorded as a component of Accumulated Other Comprehensive Income.

Recently adopted accounting standards

Effective August 1, 2010, Village adopted a new accounting standard which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The adoption had no impact on the Company’s consolidated financial position or results of operations.

NOTE 2 — PROPERTY, EQUIPMENT and FIXTURES

Property, equipment and fixtures are comprised as follows:

	July 30, 2011	July 31, 2010
Land and buildings	$78,385	$78,019
Store fixtures and equipment	165,687	154,113
Leasehold improvements	76,295	74,859
Leased property under capital leases	21,686	21,686
Construction in progress	4,094	—
Vehicles	1,981	1,756

	348,128	330,433
Accumulated depreciation	(170,415)	(152,683)
Accumulated amortization of property under capital leases	(3,183)	(2,464)

Property, equipment and fixtures, net	$174,530	$175,286

Amortization of leased property under capital and financing leases is included in depreciation and amortization expense.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 3 — RELATED PARTY INFORMATION - WAKEFERN

The Company’s ownership interest in its principal supplier, Wakefern, which is operated on a cooperative basis for its stockholder members, is 13.7% of the outstanding shares of Wakefern at July 30, 2011. The investment is pledged as collateral for any obligations to Wakefern. In addition, all obligations to Wakefern are personally guaranteed by the principal shareholders of Village.

The Company is obligated to purchase 85% of its primary merchandise requirements from Wakefern until ten years from the date that stockholders representing 75% of Wakefern sales notify Wakefern that those stockholders request that the Wakefern Stockholder Agreement be terminated. If this purchase obligation is not met, Village is required to pay Wakefern’s profit contribution shortfall attributable to this failure. Similar payments are due if Wakefern loses volume by reason of the sale of Company stores or a merger with another entity. Village fulfilled the above obligation in fiscal 2011, 2010 and 2009. The Company also has an investment of approximately 7.8% in Insure-Rite, Ltd., a Wakefern affiliated company, that provides Village with liability and property insurance coverage.

Wakefern has increased from time to time the required investment in its common stock for each supermarket owned by a member, with the exact amount per store computed based on the amount of each store’s purchases from Wakefern. At July 30, 2011, the Company’s indebtedness to Wakefern for the outstanding amount of these stock subscriptions was $3,064. Installment payments are due as follows: 2012 - $487; 2013 - $407; 2014 -$550 ; 2015 - $500; 2016 - $365; and thereafter $755. The maximum per store investment, which is currently $775, increased by $25 in both fiscal 2011 and 2010, resulting in additional investments of $648 and $590, respectively. Village receives additional shares of common stock to the extent paid for at the end of each fiscal year (September 30) of Wakefern calculated at the then book value of such shares. The payments, together with any stock issued thereunder, at the option of Wakefern, may be null and void and all payments on this subscription shall become the property of Wakefern in the event the Company does not complete the payment of this subscription in a timely manner.

Village purchases substantially all of its merchandise from Wakefern. Wakefern distributes as a “patronage dividend” to each member a share of substantially all of its earnings in proportion to the dollar volume of purchases by the member from Wakefern during the year. Patronage dividends and other product incentives and rebates amounted to $17,724, $18,913, and $16,775, in fiscal 2011, 2010 and 2009, respectively.

Wakefern provides the Company with support services in numerous areas including advertising, supplies, liability and property insurance, technology support and other store services. Village incurred charges of $23,453, $23,559, and $23,353 from Wakefern in fiscal 2011, 2010 and 2009, respectively, for these services, which are reflected in operating and administrative expense in the consolidated statements of operations. Additionally, the Company has certain related party leases (see Note 6) with Wakefern.

At July 30, 2011, the Company had a $19,512 15-month note receivable due from Wakefern earning a fixed rate of 7%. This note is automatically extended for additional, recurring 90-day periods, unless, not later than one year prior to the due date, the Company notifies Wakefern requesting payment on the due date. This note currently is scheduled to mature on August 24, 2012. On December 8, 2009, a $15,822 note receivable from Wakefern matured and is currently invested in overnight deposits at Wakefern.

At July 30, 2011, the Company had demand deposits invested at Wakefern in the amount of $74,231. These deposits earn overnight money market rates.

Interest income earned on investments with Wakefern was $2,207, $2,020, and $2,064 in fiscal 2011, 2010 and 2009, respectively.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 4 — DEBT

On December 19, 2008, Village amended its unsecured revolving credit agreement, which would have expired on September 16, 2009. The amended agreement increased the maximum amount available for borrowing to $25,000 from $20,000.  This loan agreement expires on December 31, 2013.  The revolving credit line can be used for general corporate purposes. Indebtedness under this agreement bears interest at the prime rate, or at the Eurodollar rate, at the Company’s option, plus applicable margins based on the Company’s fixed charge coverage ratio. There were no amounts outstanding at July 30, 2011 or July 31, 2010 under this facility.

The revolving loan agreement provides for up to $3,000 of letters of credit ($1,211 outstanding at July 30, 2011), which secure obligations for self-insured workers’ compensation claims and construction performance guarantees to municipalities.

This loan agreement contains covenants that, among other conditions, require a maximum liabilities to tangible net worth ratio, a minimum fixed charge coverage ratio and a positive net income. At July 30, 2011, the Company was in compliance with all covenants of the revolving loan agreement. Under the above covenants, Village had approximately $105,000 of net worth available at July 30, 2011 for the payment of dividends.

NOTE 5 — INCOME TAXES

The components of the provision for income taxes are:

	2011	2010	2009
Federal:
Current	$12,539	$14,995	$14,816
Deferred	(952)	(977)	104

State:
Current	4,265	4,142	4,552
Deferred	(591)	77	(120)

	$15,261	$18,237	$19,352

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	July 30, 2011	July 31, 2010
Deferred tax assets:
Leasing activities	$4,261	$3,565
Federal benefit of uncertain tax positions	5,514	4,474
Compensation related costs	5,922	3,902
Pension costs	7,429	6,947
Other	1,062	1,030

Total deferred tax assets	24,188	19,918

Deferred tax liabilities:
Tax over book depreciation	16,651	14,511
Patronage dividend receivable	3,656	3,550
Investment in partnerships	950	950
Other	170	170

Total deferred tax liabilities	21,427	19,181

Net deferred tax asset	$2,761	$737
19

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

Current deferred tax assets of $3,583 and $2,630 are included in other current assets at July 30, 2011 and July 31, 2010, respectively. Current deferred tax liabilities of $545 and $521 are included in accounts payable and accrued expenses at July 30, 2011 and July 31, 2010, respectively.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In management’s opinion, in view of the Company’s previous, current and projected taxable income and reversal of deferred tax liabilities, such tax assets will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at July 30, 2011 and July 31, 2010.

The effective income tax rate differs from the statutory federal income tax rate as follows:

	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0
State income taxes, net of federal tax benefit	6.6	6.3	6.2
Other	.5	.5	.3

Effective income tax rate	42.1%	41.8%	41.5%

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2011	2010
Balance at beginning of year	$10,249	$8,250
Additions based on tax positions related to the current year	2,227	1,999

Balance at end of year	$12,476	$10,249

Unrecognized tax benefits at July 30, 2011 and July 31, 2010 include tax positions of $8,109 and $6,662 (net of federal benefit), respectively, that would reduce the Company’s effective income tax rate, if recognized in future periods.

The Company recognizes interest and penalties on income taxes in income tax expense. The Company recognized $817, $696, and $630 related to interest and penalties on income taxes in fiscal 2011, 2010 and 2009, respectively. The amount of accrued interest and penalties included in the consolidated balance sheet was $3,601 and $2,784 at July 30, 2011 and July 31, 2010, respectively.

The state of New Jersey audited the Company’s tax returns for fiscal 2002 through 2005 and has assessed two separate tax deficiencies related to nexus and the deductibility of certain payments between subsidiaries. The Company contested both these assessments through the state’s conference and appeals process. During fiscal 2011, Village received two determinations that the Company’s protests were denied. The Company has filed two complaints in Tax Court against the New Jersey Division of Taxation contesting these decisions. The ultimate resolution of these matters could significantly increase or decrease the total amount of the Company’s unrecognized tax benefits. An examination of the Company’s fiscal 2009 federal tax return was completed in fiscal 2011 with no change.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

NOTE 6 — LEASES

Description of leasing arrangements

The Company leased twenty-three stores at July 30, 2011, including five that are capitalized for financial reporting purposes. The majority of initial lease terms range from 20 to 30 years.

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

Future minimum lease payments by year and in the aggregate for all non-cancelable leases with initial terms of one year or more consist of the following at July 30, 2011:

	Capital and financing leases	Operating leases
2012	$4,026	$10,604
2013	4,026	9,645
2014	4,045	9,109
2015	4,284	8,812
2016	4,491	7,616
Thereafter	88,454	54,119
Minimum lease payments	109,326	$99,905
Less amount representing interest	68,756

Present value of minimum lease payments	40,570

Less current portion	—
	$40,570

The following schedule shows the composition of total rental expense for the following years:

	2011	2010	2009
Minimum rentals	$8,625	$8,269	$8,560
Contingent rentals	881	933	947

	$9,506	$9,202	$9,507

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

Related party leases

The Company leases a supermarket from a realty firm 30% owned by certain officers of Village. The Company paid rent to related parties under this lease of $615, $595 and $595 in fiscal 2011, 2010 and 2009, respectively. This lease expires in fiscal 2016 with options to extend at increasing annual rents.

The Company has ownership interests in three real estate partnerships. Village paid aggregate rents to two of these partnerships for leased stores of $764, $781 and $750 in fiscal 2011, 2010 and 2009, respectively.

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

Village has three share-based compensation plans, which are described below. The compensation cost charged against income for these plans was $3,007, $2,929 and $2,573 in fiscal 2011, 2010 and 2009, respectively. Total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $1,001, $1,042 and $900 in fiscal 2011, 2010 and 2009, respectively.

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

The Village Super Market, Inc. 2004 Stock Plan (the “2004 Plan”) provides for awards of incentive and nonqualified stock options and restricted stock. There are 1,200 shares of Class A common stock authorized for issuance to employees and directors under the 2004 Plan. Terms and conditions of awards are determined by the Board of Directors. Option awards are primarily granted at the fair value of the Company’s stock at the date of grant, cliff vest three years from the grant date and are exercisable up to ten years from the date of grant. Restricted stock awards primarily cliff vest three years from the grant date. There are no shares remaining for future grants under the 2004 Plan.

On December 17, 2010, the shareholder’s of the Company approved the Village Super Market, Inc. 2010 Stock Plan (the “2010 Plan”) under which awards of incentive and non qualified stock options and restricted stock may be made. There are 1,200 shares of Class A common stock authorized for issuance to employees and directors under the 2010 Plan. Terms and conditions of awards are determined by the Board of Directors. Option awards granted to date were granted at the fair value of the Company stock on the date of grant, primarily cliff vest three years from the grant date and are exercisable up to ten years from the grant date. Restricted stock awards primarily cliff vest three years from the date of grant.

The following table summarizes option activity under all plans for the following years:

	2011		2010		2009
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	404	$19.56	417	$18.21	486	$16.54
Granted	218	27.51	29	27.43	18	26.14
Exercised	(59)	12.32	(42)	11.64	(87)	10.62
Forfeited	(8)	27.58	—	—	—	—

Outstanding at end of year	555	$23.34	404	$19.56	417	$18.21

Options exercisable at end of year	297	$19.82	177	$11.69	190	$10.13
2

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

As of July 30, 2011, the weighted-average remaining contractual term of options outstanding and options exercisable was 7.4 years and 5.6 years, respectively. As of July 30, 2011, the aggregate intrinsic value of options outstanding and options exercisable was $2,137 and $2,100, respectively. The weighted-average grant date fair value of options granted was $5.78, $5.18, and $5.51 per share in fiscal 2011, 2010 and 2009, respectively. The total intrinsic value of options exercised was $1,009, $671 and $1,626 in fiscal 2011, 2010 and 2009, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted-average assumptions in the following table. The Company uses historical data for similar groups of employees in order to estimate the expected life of options granted. Expected volatility is based on the historical volatility of the Company’s stock for a period of years corresponding to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for securities with a maturity period similar to the expected life of the option.

	2011	2010	2009
Expected life (years)	5.0	5.0	5.0
Expected volatility	32.2%	28.0%	28.0%
Expected dividend yield	3.6%	3.5%	2.7%
Risk-free interest rate	2.0%	2.5%	2.4%

The following table summarizes restricted stock activity under the 2004 and 2010 Plans for fiscal 2011, 2010 and 2009:

	2011		2010		2009
		Weighted-average		Weighted-average		Weighted-average
	Shares	grant date fair value	Shares	grant date fair value	Shares	grant date fair value

Nonvested at beginning of year	257	$25.65	267	$25.61	252	$25.39
Granted	292	27.55	3	27.58	16	29.03
Vested	(256)	25.64	(13)	25.25	(1)	27.52
Forfeited	—	—	—	—	—	—

Nonvested at end of year	293	$27.56	257	$25.65	267	$25.61

As of July 30, 2011, there was $8,118 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the above plans. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of restricted shares vested during fiscal 2011, 2010 and 2009 was $7,328, $371 and $33, respectively.

Cash received from option exercises under all share-based compensation arrangements was $727, $486 and $929 in fiscal 2011, 2010 and 2009, respectively. The actual tax benefit realized for tax deductions from option exercises under share-based compensation arrangements was $385, $287 and $545 in fiscal 2011, 2010 and 2009, respectively.

The Company declared and paid cash dividends on common stock as follows:

	2011	2010	2009
Per share:
Class A common stock	$1.700	$.970	$.765
Class B common stock	1.105	.631	.498

Aggregate:
Class A common stock	$12,040	$6,795	$5,299
Class B common stock	7,046	4,025	3,172

	$19,086	$10,820	$8,471

Dividends paid in fiscal 2011 include special dividends totaling $14,005 paid in the second quarter, comprised of $1.25 per Class A common share and $.8125 per Class B common share.

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

Net periodic pension cost for the four plans include the following components:

	2011	2010	2009
Service cost	$2,903	$2,390	$2,258
Interest cost on projected benefit obligation	2,575	2,309	2,124
Expected return on plan assets	(2,067)	(1,720)	(1,736)
Amortization of gains and losses	1,709	1,231	496
Amortization of prior service costs	8	8	8

Net periodic pension cost	$5,128	$4,218	$3,150

The changes in benefit obligations and the reconciliation of the funded status of the Company’s plans to the consolidated balance sheets were as follows:

	2011	2010
Changes in Benefit Obligation:
Benefit obligation at beginning of year	$45,855	$40,458
Service cost	2,903	2,390
Interest cost	2,575	2,309
Benefits paid	(584)	(443)
Actuarial loss	4,731	1,141
Benefit obligation at end of year	$55,480	$45,855

Changes in Plan Assets:
Fair value of plan assets at beginning of year	$27,556	$23,143
Actual return on plan assets	3,880	1,811
Employer contributions	3,115	3,045
Benefits paid	(584)	(443)
Fair value of plan assets at end of year	$33,967	$27,556

Funded status at end of year	$(21,513)	$(18,299)

Amounts recognized in the consolidated balance sheets:
Pension liabilities	$(21,513)	$(18,299)
Accumulated other comprehensive loss, net of income taxes	(11,142)	(10,421)

Amounts included in Accumulated other comprehensive loss (pre-tax):
Net actuarial loss	$18,533	$17,324
Prior service cost	16	24
	$18,549	$17,348

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

The Company expects approximately $1,322 of the net actuarial loss and $8 of the prior service cost to be recognized as a component of net periodic benefit costs in fiscal 2012.

The accumulated benefit obligations of the four plans were $43,181 and $36,517 at July 30, 2011 and July 31, 2010, respectively.

Assumptions used to determine benefit obligations and net periodic pension cost for the Company’s defined benefit plans were as follows:

	2011	2010	2009
Assumed discount rate — net periodic pension cost	5.19%	5.87%	7.01%
Assumed discount rate — benefit obligation	4.99%	5.19%	5.87%
Assumed rate of increase in compensation levels	4 - 4.5%	4 - 4.5%	4 - 4.5%
Expected rate of return on plan assets	7.5%	7.5%	7.5%

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

Equity securities include investments in large-cap, small-cap and mid-cap companies located both in and outside the United States. Fixed income securities include U.S. treasuries, mortgage-backed securities and corporate bonds of companies from diversified industries. Investments in securities are made both directly and through mutual funds. In addition, one plan holds Class A common stock of Village in the amount of $610 at July 30, 2011.

Risk management is accomplished through diversification across asset classes and fund strategies, multiple investment portfolios and investment guidelines. The plans do not allow for investments in derivative instruments.

The fair value of the pension assets, all of which are valued on quoted process in active markets for identical assets (Level 1), were as follows:

	July 30, 2011	July 31, 2010
Asset Category

Cash	$834	$558

Equity securities:
Company stock	610	621
U.S large cap (1)	11,671	9,530
U.S. small/mid cap (2)	4,823	3,755
International (3)	4,143	2,865
Emerging markets (4)	640	517

Fixed income securities:
U.S treasuries (5)	7,382	7,019
Mortgage-backed (5)	1,699	1,184
Corporate bonds (5)	2,165	1,507

Total	$33,967	$27,556

(1)	Includes directly owned securities and mutual funds, primarily low-cost equity index funds not actively managed that track the S&P 500.
(2)	Includes directly owned securities and mutual funds, which invest in diversified portfolios of publicly traded U.S. common stocks of small and medium cap companies.
(3)	Includes directly owned securities and mutual funds, which invest in diversified portfolios of publicly traded common stocks of large, non-U.S. companies.
(4)	Consists of mutual funds which invest in stocks in emerging markets around the world, primarily Brazil, Russia, China, Korea and Taiwan.
(5)	Includes directly owned securities and mutual funds.

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Continued)

Based on actuarial assumptions, estimated future defined benefit payments, which may be significantly impacted by participant elections related to retirement dates and forms of payment, are as follows:

Fiscal Year
2012	$3,350
2013	2,424
2014	4,218
2015	2,480
2016	1,824
2017 - 2021	16,385

The Company expects to contribute $3,000 in cash to all defined benefit pension plans in fiscal 2012.

The Company participates in several multi-employer pension plans for which the fiscal 2011, 2010 and 2009 contributions were $6,159, $5,895 and $5,325 respectively. On April 15, 2011, Village, along with all of the other individual employers trading as ShopRite, permanently withdrew from participating in the United Food and Commercial Workers Local 152 Retail Meat Pension Fund (“the Fund”), effective the end of April 2011. The Fund is a multi-employer defined benefit plan that includes other supermarket operators. Village, along with the other affiliated ShopRite operators, determined to withdraw from the Fund due to exposures to market risks associated with all defined benefit plans and the inability to partition ShopRite’s liabilities from those of the other participating supermarket operators. Village will provide affected associates with a defined contribution plan for future service, which eliminates market risks and the exposure to shared liabilities of other operators, and is estimated to be less costly than the defined benefit plan in the future, while ensuring that our associates are provided a secure benefit. The Company recorded a pre-tax charge of $7,028 in fiscal 2011 for this withdrawal liability, which represents our estimate of the liability based on calculations provided by the Fund actuary. The Company has not yet determined whether to satisfy this obligation through a lump sum or quarterly payments. Village remains liable for potential additional withdrawal liabilities to the Fund in the event a mass withdrawal, as defined by statute, occurs within two plan years after the plan year of Village’s withdrawal. Such liabilities could be material to the Company’s consolidated financial statements.

Based on the most recent information available, the Company believes a number of these multi-employer plans are underfunded. Under current law, an employer that withdraws or partially withdraws from a multi-employer pension plan may incur withdrawal liability to the plan, which represents the portion of the plan’s underfunding that is allocable to the withdrawing employer under actuarial and allocation rules. The failure of a withdrawing employer to fund these obligations can impact remaining employers. The amount of any increase or decrease in Village’s required contributions to these multi- employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations and the actual return on assets held in the plans, among other factors.

The Company sponsors a 401(k) savings plan for certain eligible associates. Company contributions under that plan, which are based on specified percentages of associate contributions, were $309, $301 and $279 in fiscal 2011, 2010, and 2009, respectively.

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

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the Company’s internal control over financial reporting was effective as of July 30, 2011.

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

We have audited the accompanying consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 30, 2011 and July 31, 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 30, 2011. We also have audited Village Super Market, Inc.’s internal control over financial reporting as of July 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Village Super Market, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Village Super Market, Inc. and subsidiaries as of July 30, 2011 and July 31, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended July 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Village Super Market, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Short Hills, New Jersey
October 12, 2011

1

VILLAGE SUPER MARKET, INC. AND SUBSIDIARIES

Stock Price and Dividend Information

The Class A common stock of Village Super Market, Inc. is traded on the NASDAQ Global Select Market under the symbol “VLGEA.” The table below sets forth the high and low last reported sales price for the fiscal quarter indicated.

2011	High	Low
4th Quarter	$28.74	$24.63
3rd Quarter	31.74	26.97
2nd Quarter	33.60	28.85
1st Quarter	30.46	25.93

2010
4th Quarter	$27.98	$24.37
3rd Quarter	28.51	24.66
2nd Quarter	31.05	26.57
1st Quarter	30.24	27.89

As of October 1, 2011, there were approximately 650 holders of Class A common stock.

During fiscal 2011, Village paid cash dividends of $19,086. Dividends in fiscal 2011 consist of $1.70 per Class A common share and $ 1.105 per Class B common share. These amounts include $14,005 of special dividends paid in December 2010, comprised of $1.25 per Class A common share and $.8125 per Class B common share.

During fiscal 2010, the Company declared cash dividends of $.97 per Class A common share and $.631 per Class B common share.

V ILLAGE SUPER MARKET, INC . AND SUBSIDIARIES

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
6201 15th Avenue
Brooklyn, New York 11219
800-937-5449

AUDITORS
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey  07078

FORM 10-K
Copies  of the Company’s Form 10-K as filed  with  the Securities and  Exchange Commission are  available without  charge upon  written  request to:
Mr. Nicholas  Sumas,  Secretary
Village  Super  Market,  Inc.
Springfield, New Jersey  07081